AEM SPA

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/503/2005/MAN/cg

[redacted]

05012853

BY COURIEI

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

November 21, 2005

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed the translation of the Minutes of Aem Shareholders Ordinary Meeting held on October 28, 2005.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Nardone

Maria Angela Nardone
Company Secretary

Encl.

dlw 11/29

AEM S.p.A.

MINUTES OF THE ORDINARY SHAREHOLDERS' MEETING

OCTOBER 28, 2005

On the twenty-eight day of October 2005, at 11:02 a.m., the Ordinary Shareholders' Meeting of AEM S.p.A. was held in Milan, at "Casa dell'Energia AEM", at piazza Po n. 3.

Mr. Giuliano Zuccoli, in his capacity as Chairman of the Board of Directors, chaired the meeting pursuant to Article 13 of the By-Laws, and declared the session open.

The Chairman announced that:

- in addition to himself, the Chairman, the following persons were present in their capacity as members of the Board of Directors: Alberto Sciumè (Deputy Chairman), Luigi Galassi, Mario Mauri, Paolo Oberti, Francesco Randazzo and Antonio Taormina;
- as members of the Board of Statutory Auditors, the following regular auditors were present: Alfredo Fossati (Chairman), Salvatore Rino Messina and Luigi Carlo Spadacini;
- the board members Mr. Dario Cassinelli and Mr. Aldo Scarselli justified their absence.

Pursuant to Article 13 of the By-Laws, the Chairman proposed to the Shareholders' Meeting to appoint Mr. Carlo Marchetti, Notary Public, as Secretary.

The Shareholders' Meeting unanimously approved.

Therefore, the Chairman declared the appointment of Mr. Carlo Marchetti, Notary Public, as Secretary.

The Chairman acknowledged that:

- the ordinary shareholders' meeting was duly convened on first call, to be held on this day and in this place, at 11:00 a.m., in accordance with the applicable laws and by-laws, as per notice published in the Official Gazette of the Republic of Italy - Notice Sheet No. 225 of September 27, 2005, Notice No. S-10046, as well as in the following dailies: *Il Sole 24 Ore* and *Milano Finanza* of September 27, 2005, with the following

agenda

1. *Appointment of a director; inherent and consequent resolutions.*

2. Report to shareholders' on the Company's performance and programmes, pursuant to Article 12, second paragraph, of the by-laws.

- the Chairman also acknowledged that, with regard to the items on the agenda, the accomplishments provided by the laws and regulations then in force had been duly fulfilled. More specifically:

-- the Explanatory Report of the Directors on the first item on the agenda and the documentation relating to the Half-year Report of the AEM Group, together with the reports containing the Accounting Firm's opinion, had been made available at the registered office and at Borsa Italiana S.p.A.[1], as well as on the website: www.aem.it, starting from October 13, 2005, which had been simultaneously transmitted to Consob[2], in accordance with Consob Regulation No. 11971/1999 and subsequent amendments and supplements. The Board of Statutory Auditors deemed not to express any opinion on the Half-year Report.

-- furthermore, the Chairman notified that all the documentation had been sent to the shareholders present in person or by proxy at the last meeting; all shareholders registered in the register of shareholders as owning at least 500,000.- shares; all those who had requested it,

-- as well as delivered to all of the shareholders, or their proxies present at the meeting.

The Chairman stated that no. 57 shareholders representing no. 1,010,351,493.- ordinary shares - equivalent to 56.13% of no. 1,800,047,400.- ordinary shares with a par value of Euro 0.52 each, constituting the share capital of Euro 936,024,648.00- were present in person or by proxy.

The Chairman notified that, at that date, the non-voting shares of the Company were no. 14,841,850, equivalent to 0.825% of the share capital.

Then, the Chairman stated that:

- the meeting on first call was validly constituted in compliance with the applicable laws and by-laws and was entitled to resolve upon the agenda;

- the persons in charge had verified the attending shareholders' legitimate right to be present at the meeting, and, in particular, that the proxies submitted by those present had been checked for compliance with the laws and by-laws in force;

- the name list of the participants, whether present in person or by proxy, including all the data required by *Consob*, shall be attached to the minutes as an integral part thereof, together with the list of persons admitted to hear the meeting only and including the reporters attending the meeting

[1] Italian Stock Exchange.
[2] *Commissione Nazionale per le Società e la Borsa* = Italian Securities and Exchange Commission.

from an appropriate room, connected by means of an audio-visual system. Furthermore, in order to cope with the technical and organisational needs of the meeting, some employees and collaborators of the Company would attend the meeting from an appropriate room connected by means of a closed circuit TV system;

- in order to facilitate the drawing up of the minutes, the carrying out of the meeting would be recorded pursuant to Article 13 of the By-Laws; audio and videotaping would not be allowed;

- according to the records filed in the register of shareholders and taking into account the updates relating to the meeting of that day, as well as according to the notices received pursuant to Article 120 of Legislative Decree No. 58/98 and other available information, the entities proven to directly or indirectly own a number of shares equivalent to more than 2% of the subscribed and paid-up share capital, are the following ones:

Shareholders	No. of ordinary shares	% of the share capital
Municipality of Milan	**total 774,532,765**	**43.029%**
of which		
- directly	759,643,515	42.201%
- indirectly through Metropolitana Milanese S.p.A.	47,400	0.003%
- indirectly through AEM S.p.A. (non-voting shares)	14,841,850	0.825%
UBS AG		
- indirectly through Atel Italia Holding S.r.l.	**95,798,522**	**5.322%**
Premafin Finanziaria S.p.A. Holding di Partecipazioni	**total 36,646,474**	**2.037%**
of which		
- indirectly through Fondiaria Sai S.p.A.	6,150,158	0.342%
- indirectly through Milano Assicurazioni S.p.A.	30,331,316	1.685%
- indirectly through Novara Vita S.p.A.	100,000	0.006%
- indirectly through Systema Compagnia Assicurazioni S.p.A.	65,000	0.004%

The Chairman:

- stated that he was not aware of any shareholders' agreements pursuant to Article 122 of Legislative Decree No. 58/98, having the Company shares as an object, and however disclosed pursuant to Article 9 of the By-Laws.
- reminded that, pursuant to Article 9 of the By-Laws - except for the Municipality of Milan and the entities set forth in Article 9, sixth paragraph of the By-Laws -, the voting rights connected to the shares held by a shareholder to an extent exceeding 5% of the share capital, may not be exercised and the voting right due to each of the entities to which the threshold of the share ownership may be referred would be proportionally reduced, except as preliminarily and jointly indicated by the parties concerned.

Furthermore, pursuant to Article 14, paragraph 2 - except for the Municipality of Milan and the entities set forth in Article 9, paragraph 6, of the By-Laws -, the voting right may not be exercised for more than 5% of the share capital not even by proxy, unless the proxy would be granted within the framework of the procedure for request and collection of the proxies provided by Articles 136 and subsequent of the *Testo Unico della Finanza*[3].

The Chairman:

- formally requested those present to state any reasons, if any, to suspend the voting rights in accordance with the applicable laws and by-laws (nobody takes the floor);
- requested the shareholders or their proxies present - wishing to take the floor - to sign up in advance by giving their names to the Secretary, Mr. Marchetti, Notary Public. When it would be their turn, they could speak with the appropriate microphone close to the table.

Before going on to discuss the items on the agenda, the Chairman notified the technical procedures for managing the meeting and for voting:

- upon registration to enter the meeting, each shareholder or proxy was given a voting paper - or several voting papers if representing other shareholders by proxy - and expressed the intention, on behalf of the persons/entities represented, of expressing a "dissenting vote";
- each voting paper consisted of no. 4 coupons of different colours, ordered by consecutive numbers. The first coupon reported the object of the relevant voting and the number of votes to which the relevant voter was entitled. On the contrary, the other coupons were reserved for further

[3] Finance Consolidation Act.

voting, if any, that could become necessary with regard to the agenda, it being understood that the second item on the agenda required no voting by the Shareholders' Meeting;

- the Chairman requested those present in person or by proxy not to absent themselves, whenever possible; however, should they leave the meeting before the end of the meeting, they were kindly requested to return the attendance card to the staff member in charge. Should they return to the meeting hall, they would be given back the card and the relevant recording of the presence;
- in case of issue of more than one voting paper to an individual proxy, the procedure will automatically consider out of and excluded from the voting the holder of any voting papers remaining undelivered to the staff in charge, should the proxy leave and hand over only one or some of the voting papers;
- voting would be carried out by a show of hands. However, in order to facilitate the vote count, opposing or abstaining shareholders had to express their vote only, also by using the appropriate coupon;
- the described voting procedure would be carried out for the resolutions relevant or related to the items on the agenda, whereas the other voting - relating to the procedures for carrying out the meeting - would be exclusively carried out by a show of hands. In this case, those expressing a dissenting vote or abstaining from the vote would be obliged to communicate the name and the number of shares represented in person and/or by proxy.

The Chairman announced that, in order to facilitate the votes with the described procedures, it would be appropriate to appoint two vote counters. He proposed to appoint Mrs. Cinzia Debellis and Mr. Marco Airaghi.

Once acknowledged that, at the beginning of the vote, those present had remained unchanged, the Chairman put to the vote, by show of hands, the proposal to appoint Mrs. Cinzia Debellis and Mr. Marco Airaghi as vote counters.

The meeting unanimously approved.

* * *

The Chairman, goes on to discuss the first item on the agenda, bearing: "***Appointment of a director; inherent and consequent resolutions.***", and firstly proceeds to read the relevant Explanatory Report of the Directors, as hereinafter reported:

"To the Shareholders,

on September 29, 2005, the Board of Directors appointed Mr. Luigi Galassi as Company's Director (as a substitute for Mr. Umberto Quadrino, who resigned on September 9, 2005).
The office of Mr. Galassi will expire upon the date of the next Shareholders' Meeting, which will be called to resolve upon the appointment of a new Director.
The Board of Directors invites the Shareholders' Meeting to adopt the appropriate resolutions.".
He recalls that, as provided by Article 16 of the current by-laws, for directors appointed other than for the renewal of the entire Board of Directors, the Shareholders' Meeting passes its resolutions with the legal majorities and without complying with the procedure related to elections based upon the list vote mechanism.
The Chairman declares the meeting open on the first item on the agenda, reminding those who wish to take the floor to do so by firstly registering their name with the Secretary and inviting them to announce their name before each intervention and reply, if any, in order to simplify drafting of the minutes.
Mr. Paolo Proserpio takes the floor on behalf of Fondazione Cariplo, proposing the appointment as Board Member of Mr. Luigi Galassi, whose *curriculum vitae* has already been passed to the Board of Directors, having been co-opted last September.
Mr. Trevisan announces his wish to go back to the issues discussed in previous shareholders' meetings, and calls the attention to the presence of a clause in the by-laws referring to the appointment of directors deemed by many not to comply with Italian and European regulations.
Moreover, the clause is irrelevant in today's proposed resolution, since the Shareholders' Meeting has been convened today to confirm, in compliance with the Italian Civil Code, an appointment made by co-optation: Mr. Trevisan stresses that his abstention in today's resolution is in no way meant to express disagreement on that specific candidate or on the specific procedure adopted today.
Rather, his abstention is justified in the light of the objections he raised against the previous resolution to appoint the directors, in his opinion null, to the extent in which the shareholders, on that occasion, were prevented from expressing a different candidate with respect to the board members directly appointed by the Municipality of Milan.
Mr. Trevisan then continues by stressing that, should the abovementioned by-laws' clause remain in force, he believes the Company would be forced to face the outcome of the action the European Commission is also adopting to this end. The AEM affair, as is known, is already pending before the European Court of Justice: news has it, however, that the European Commission too intends to

formally request Italy to re-examine its "golden share" regulations, granting the Italian government a deadline for any counter-arguments, then act before the European Court of Justice to suppress or dampen "golden share" powers in such a way as to allow their compatibility with the principles of the European Treaty. Furthermore, the European Commission censured the power to appoint a director with no voting rights, and the powers to block any shareholder from exceeding certain percentages.

AEM's by-laws, instead, do not permit the direct appointment by the Municipality of Milan of a director with no voting rights, but, rather, the appointment of a number of directors, proportional to the shareholding held by the Municipality itself, provided with voting rights: hence, the question is what kind of opinion will the European Commission express in the case where the abovementioned clause appears to clash not only with European regulations, but also with Italian, even if considered inconsistent with the spirit of European regulations.

Mr. Trevisan ends by inviting the Board, once again, to ponder on its views regarding the issues raised.

Mr. Tedesco, on behalf of Hermes Investment Management, the company in charge of the management of the British Telecom pension fund, announces his abstention, based not on the lack of trust on the proposed candidate, but rather on the lack of information regarding the proposal allegedly submitted during the Shareholders' Meeting. He notes that the proposal was not filed with the Company within the deadlines recommended by the Preda Code; therefore, the shareholders have not been offered the opportunity to examine the proposed candidate's CV or, in any case, to make a conscious vote.

Since nobody else takes the floor, the Chairman:

- declared the discussion closed;
- requested those present at the meeting to declare any lack of entitlement to vote, and he kindly urged them not to leave the hall before the end of the vote;
- stated that at the beginning of the vote (at 11:20 a.m.), those present had remained unchanged;
- invited those voting against and abstentions to cast their vote by also using the pink coupon n. 1 of the voting paper, ticking the respective box and handing the coupon over to the staff in charge;
- put to vote the proposal to appoint Mr. Luigi Galassi as a director of AEM S.p.A., according to Article 2390 of the Italian Civil Code.

The meeting unanimously approved and the Chairman announced the result.

Abstained: no. 1,182,409 shares (Trevisan, Tedesco, Savarè, Buzzi, Citroni).

Favourable votes: no. 1,004,378,173 shares.
Shares not entitled to voting rights: the remaining 4,790,911 shares.
See attached details.
The Chairman then announced the appointment of Mr. Luigi Galassi as Company's director, whose office shall expire upon the date of the Shareholders' Meeting to be called to approve the financial statements at December 31, 2007, together with the other directors in office.

* * *

The Chairman goes on to discuss the second item on the agenda bearing: ***"Report to Shareholders on the Company's performance and programmes, pursuant to Article 12, second paragraph, of the by-laws."***, and recalls that such item on the agenda stems not from provisions of law, but from by-law provisions, and therefore requires no vote to be cast by the Shareholders' Meeting.
After reminding those present that they may, in any case, take the floor, the Chairman reads out the economic summary on pages 12-15 of the Half-year Report, already made available to those present.
The Chairman declares the meeting open on the second item on the agenda, reminding those who wish to take the floor to do so by firstly registering their name with the Secretary at the Chairman's table and inviting them to announce their name before each intervention and reply, if any, in order to simplify drafting of the minutes.
Mr. Buzzi firstly protests against the conditions in which the Shareholders' Meeting is held, which he considers close to being illicit: more specifically, he complains about not having had the opportunity to clearly hear the Chairman's remarks, due to the noises coming from the outside. It would have been wiser, therefore, to postpone the meeting to some other time and place.
Mr. Buzzi continues by recalling that during the last Shareholders' Meeting held on April 30, he had asked to examine the Morgan Stanley report, referred to in the Shareholders' Meeting resolution of March 31, 2003, considering it vital to assess the correctness of evaluations underlying the Metroweb-Fastweb transaction. He had also asked to record the reasons for any refusal in the minutes. In the light of the Chairman's ambiguous reply, which was impossible to grasp due also to his snappy and extremely low manner of speaking on that occasion, the explanation recorded in the minutes regarding the reasons for the refusal was absolutely

necessary. However, states Mr. Buzzi, both the request to draw up the minutes and the Chairman's reply had not been, in his view, copied into the notary's report, a circumstance he reputes as being reprehensible. Since he believes it being a mere "slip" amendable in this venue, Mr. Buzzi ends by requesting, once again, examination of the foregoing documents and full recording of the reasons for any refusal.

Since nobody else takes the floor, the Chairman, in regard to the request to examine the Morgan Stanley report, referred to in the Directors' report prepared for the Shareholders' Meeting of March 31, 2003 (Fastweb-Metroweb Transaction) states that in the rejection of the Shareholders' Meeting resolutions to approve the financial statements at December 31, 2002, and while authorising the Fastweb-Metroweb Transaction, the petition filed by the plaintiff, Mr. Buzzi, in his capacity as a shareholder, on the production of a copy of JP Morgan's report had not been granted by the investigating judge, hence said copy should not be part of the documents made available to the shareholders.

Mr. Buzzi, in further reply, stresses that the judicial venue mentioned by the Chairman is the trial proceeding, which may be followed by an appellate proceeding or by a proceeding before the Court of Cassation: he therefore expresses, once again, also for the purposes of the continuation of judicial proceedings, the request to examine the foregoing report.

Since nobody else takes the floor, the Chairman declared the discussion closed.

* * *

There being no other item on the agenda to discuss, the Chairman thanks those present and declares the Shareholders' Meeting adjourned at 11:39 a.m..

The Secretary The Chairman

AEM S.P.A.
CORSO DI PORTA VITTORIA N. 4 - MILANO
Cod. Fiscale : 11957540153

086

ELENCO PARTECIPANTI ALLE ORE 11:05
ASSEMBLEA ORDINARIA DEL 28/10/2005 IN PRIMA CONVOCAZIONE

CITRONI VITTORIO			3.000	3.000	
DEBELLIS REGINA CINZIA			100	100	
MONAI ADRIANO			12.000	8.000	
		In Delega di MONAI BARBARA			4.000
COLNAGHI ANGELO			5.000	5.000	
BUZZI ARTURO			999	999	
SAVANI DANIELE		In Delega di ARCA SGR SPA RUBRICA FONDO AZIONARIOITALIA	1.000.000		1.000.000
TEDESCO ELENA		In Delega di HERMES ASSURED LIMITED	177.410		75.089
		In Delega di THE TRUSTEES OF BT PENSION SCHEME			102.321
SPARD S.P.A.	Rappresentata da PERINI ALBINO in qualità di Votante	In Delega di MATTA ROSITA	7.909.605		17.399
		In Delega di MATTA FRANCESCO			17.399
		In Delega di MATTA GIUSEPPE			17.399
		In Delega di ITALIA RISORSE S.P.A.			7.857.408
CAMPIGLIO GIORGIO CESARE			80.000	80.000	
TREVISAN DARIO			1.000	1.000	
CALABRESE CARMELO			3.500	3.500	
FUMAGALLI GABRIELE			1.100	1.100	
PROSERPIO PAOLO		In Delega di FONDAZIONE CASSA DI RISPARMIO DELLEPROVINCIE LOMBARDE	35.065.000		35.065.000
BOZZI LUCIA			6.000	6.000	
STUCCHI LUCIANO			2.000	2.000	
TAGNI LORENZO		In Delega di CREDITO VALTELLINESE SCRL	8.000.000		8.000.000
ROTA FRANCESCO		In Delega di BANCA POPOLARE DI SONDRIO SOC.COOP.A RL	11.500.000		11.500.000
LUCCHESE MARCO		In Delega di ASSICURAZIONI GENERALI S.P.A.	34.190.000		3.000.000
		In Delega di GENERALI VITA S.P.A.			8.000.000
		In Delega di GENERALI VITA S.P.A.			3.000.000
		In Delega di INTESAVITA S.P.A.			150.000
		In Delega di ALLEANZA ASSICURAZIONI S.P.A			8.300.000
		In Delega di INA VITA S.P.A.			2.900.000
		In Delega di INA VITA S.P.A.			2.900.000
		In Delega di INA VITA S.P.A.			2.900.000
		In Delega di LA VENEZIA ASSICURAZIONI			3.000.000
		In Delega di LA VENEZIA ASSICURAZIONI			40.000
TEWS DANIEL GUIDO		In Delega di ATEL ITALIA HOLDING SRL	90.002.370		90.002.370
TEWS DANIEL GUIDO		In Delega di ATEL ITALIA HOLDING SRL	4.790.911		4.790.911
ERBETTA VITTORIO		In Delega di FONDIARIA SAI S.P.A.	36.546.474		6.150.158
		In Delega di MILANO ASSICURAZIONI S.P.A.			30.331.316
		In Delega di SISTEMA COMPAGNIA DI ASSICURAZIONI S.P.A.			65.000

CORSO DI PO..., VITTORIA N. 4 - MILANO
Cod. Fiscale : 11957540153

ELENCO PARTECIPANTI ALLE ORE 11:05

ASSEMBLEA ORDINARIA DEL 28/10/2005 IN PRIMA CONVOCAZIONE

NOBILI RAFFAELE			1	1	
PEDRAGLIO ENRICO		In Delega di METROPOLITANA MILANESE S.P.A.	47.400		47.400
TALAMONA MARIO		In Delega di COMUNE DI MILANO	759.643.515		601.215.832
		In Delega di COMUNE DI MILANO			158.427.683
PILO BOYL ALESSANDRA		In Delega di BARCLAYS GLOBAL INVESTORS PENSIONSMANAGEMENT LTD	3.732.056		51.696
		In Delega di BARCLAYS GLOBAL INVESTORS PENSIONSMANAGEMENT LTD			523.526
		In Delega di AQUILA EUROPEAN EQUITY INDEX FUND			10.666
		In Delega di GE PENSIONS LIMITED THE PRIORY			46.236
		In Delega di BANK OF NEW YORK			1.320.000
		In Delega di THE SUBSIDIZED SCHOOLS PROVIDENT FUNDCARE OFF THE TREASURY			17.872
		In Delega di HSBC BANK PLC LONDON			19.903
		In Delega di LONDON+ABERDEEN NORTHERN MUTUALASSURANCE SOCIETY			570
		In Delega di PGGM			47.334
		In Delega di GMO INTERNATIONAL SMALL COMPANIES FUND			527.982
		In Delega di BBH LUX FOR-BROWN BROTHERS HARRIMAN LUXSCA CUSTODIAN FOR FIDELITY FUNDS			260.000
		In Delega di WHEELS COMMON INVESTMENT TRUSTEESLIMITED PENSION FUND Gestore : THE NORTHERN TRUST AVFC UK RESIDENS SL			27.713
		In Delega di NATIONAL WESTMINSTER LIFE ASSURANCELIMITED Gestore : STATE STREET BANK AND TRUST CO			82.762
		In Delega di CALIFORNIA PUBLIC EMPLOYEES RETIREMENTSYSTEM Gestore : STATE STREET BANK AND TRUST CO			13.729
		In Delega di STATE STREET MIDCAP EUROPE Gestore : STATE STREET BANK AND TRUST CO			235.560
		In Delega di THE NATIONAL PENSIONS RESERVE FUNDCOMMISSION ACTING Gestore : MELLON BANK N.A. ABN			53.774
		In Delega di ACTIVE INTERNATIONAL SMALL CAP LENDINGCOMMON TRUST FUND Gestore : STATE STREET BANK AND TRUST CO			66.178
		In Delega di STATE STREET BANK & TRUST COMPANY INVES.FUNDS FOR TAX EXEMPT RETIREMENT PLANS Gestore : STATE STREET BANK AND TRUST CO			17.170
		In Delega di THE GABELLI GLOBAL UTILITY & INCOMETRUST Gestore : STATE STREET BANK AND TRUST CO			180.000
		In Delega di THE NATIONAL PENSIONS RESERVE FUNDCOMMISSION ACTING Gestore : MELLON BANK N.A.			[illegible]
		In Delega di FORD - UAW BENEFITS TRUST Gestore : THE NORTHERN TRUST			[illegible]
		In Delega di ILLINOIS STATE BOARD OF INVESTMENT Gestore : STATE STREET BANK AND TRUST CO			13.930

0087

AEM S.P.A.
CORSO DI PORTA VITTORIA N. 4 - MILANO
Cod. Fiscale : 11957540153

ELENCO PARTECIPANTI ALLE ORE 11:05

ASSEMBLEA ORDINARIA DEL 28/10/2005 IN PRIMA CONVOCAZIONE

CARBONE EMANUELE			7.000	7.000	
MEDIOBANCA S.P.A.	Rappresentata da MAZZALVERI GAIA in qualità di Votante		17.625.052	17.625.052	

Soci presenti o rappresentati :	57
rappresentanti	
IN PROPRIO	17.742.752
IN DELEGA	992.608.741
Totale	1.010.351.493

pari al 56,13% delle n. 1.800.047.400 azioni costituenti il capitale sociale

AEM S.P.A.
CORSO DI PORTA VITTORIA N. 4 - MILANO
Cod. Fiscale: 11957540153

089

ORDINARIA DEL 28/10/2005 IN PRIMA CONVOCAZIONE

MOVIMENTI SOCI

Elenco Partecipanti	Nr. Scheda	Movimento	Ora Movimento

NOMINA DI UN AMMINISTRATORE; DELIBERAZIONI INERENTI E CONSEGUENTI

(Ora di apertura votazione: 11:22)

ELENCO FAVOREVOLI Totale Voti: 1.004.378.173 pari al 99,8824% della quantità votante

Elenco Partecipanti	Elenco Legali Rappr./Delegati/Altro	Nr. Scheda	Qt.a In Proprio	Qt.a In Delega
DEBELLIS REGINA CINZIA		2	100	0
MONAI ADRIANO		3	8.000	0
MONAI BARBARA	Delegato: MONAI ADRIANO	3	0	4.000
COLNAGHI ANGELO		4	5.000	0
ITALIA RISORSE S.P.A.	Delegato: SPAFID S.P.A.	8	0	7.857.400
NATTA FRANCESCO	Delegato: SPAFID S.P.A.	8	0	17.399
NATTA GIUSEPPE	Delegato: SPAFID S.P.A.	8	0	17.399
NATTA ROSITA	Delegato: SPAFID S.P.A.	8	0	17.399
CAMPIGLIO GIORGIO CESARE		9	80.000	0
CALABRESE CARMELO		11	1.500	0
FUMAGALLI GABRIELE		12	1.100	0
FONDAZIONE CASSA DI RISPARMIO DELLEPROVINCIE LOMBARDE	Delegato: PROSERPIO PAOLO	13	0	31.065.000
BOZZI LICIA		14	6.000	0
STUCCHI LUCIANO		15	2.000	0
CREDITO VALTELLINESE SCRL	Delegato: TAGNI LORENZO	16	0	8.000.000
BANCA POPOLARE DI SONDRIO SOC.COOP.A RL	Delegato: ROTA FRANCESCO	17	0	11.500.000
ALLEANZA ASSICURAZIONI S.P.A.	Delegato: LUCCHESE MARCO	18	0	8.300.000
ASSICURAZIONI GENERALI S.P.A.	Delegato: LUCCHESE MARCO	18	0	3.000.000
GENERALI VITA S.P.A.	Delegato: LUCCHESE MARCO	18	0	8.000.000
GENERALI VITA S.P.A.	Delegato: LUCCHESE MARCO	18	0	3.800.000
INA VITA S.P.A.	Delegato: LUCCHESE MARCO	18	0	1.900.000
INA VITA S.P.A.	Delegato: LUCCHESE MARCO	18	0	2.900.000
INA VITA S.P.A.	Delegato: LUCCHESE MARCO	18	0	2.900.000
INTESAVITA S.P.A.	Delegato: LUCCHESE MARCO	18	0	154.000
LA VENEZIA ASSICURAZIONI	Delegato: LUCCHESE MARCO	18	0	3.000.000
LA VENEZIA ASSICURAZIONI	Delegato: LUCCHESE MARCO	18	0	40.000
ATEL ITALIA HOLDING SRL	Delegato: TEWS DANIEL GUIDO	19	0	90.002.370
FONDIARIA SAI S.P.A.	Delegato: ERBETTA VITTORIO	21	0	6.150.158
MILANO ASSICURAZIONI S.P.A.	Delegato: ERBETTA VITTORIO	21	0	30.331.316
SYSTEMA COMPAGNIA DI ASSICURAZIONI S.P.A.	Delegato: ERBETTA VITTORIO	21	0	63.000
MORILI RAFFAELE		22	1	0
METROPOLITANA MILANESE S.P.A.	Delegato: PEDRAGLIO ENRICO	23	0	47.400
COMUNE DI MILANO	Delegato: TALAMONA MARIO	24	0	481.215.832
COMUNE DI MILANO	Delegato: TALAMONA MARIO	24	0	150.427.483
ACTIVE INTERNATIONAL SMALL CAP LENDINGCOMMON TRUST FUND	Delegato: PILO BOYL ALESSANDRA	25	0	64.178
Gestore: STATE STREET BANK AND TRUST CO				
AQUILA EUROPEAN EQUITY INDEX FUND	Delegato: PILO BOYL ALESSANDRA	25	0	18.656
BANK OF NEW YORK	Delegato: PILO BOYL ALESSANDRA	25	0	1.320.000
BARCLAYS GLOBAL INVESTORS PENSIONSMANAGEMENT LTD	Delegato: PILO BOYL ALESSANDRA	25	0	91.696
BARCLAYS GLOBAL INVESTORS PENSIONSMANAGEMENT LTD	Delegato: PILO BOYL ALESSANDRA	25	0	523.526
BBH LUX FOR-BROWN BROTHERS HARRIMAN LUXSCA CUSTODIAN FOR FIDELITY FUNDS	Delegato: PILO BOYL ALESSANDRA	25	0	260.000
CALIFORNIA PUBLIC EMPLOYEES RETIREMENTSYSTEM	Delegato: PILO BOYL ALESSANDRA	25	0	13.729
Gestore: STATE STREET BANK AND TRUST CO				
FORD - UAW BENEFITS TRUST	Delegato: PILO BOYL ALESSANDRA	25	0	16.252
Gestore: THE NORTHERN TRUST				
GE PENSIONS LIMITED THE PRIORY	Delegato: PILO BOYL ALESSANDRA	25	0	46.235
GMO INTERNATIONAL SMALL COMPANIES FUND	Delegato: PILO BOYL ALESSANDRA	25	0	527.982
HSBC BANK PLC LONDON	Delegato: PILO BOYL ALESSANDRA	25	0	19.903
ILLINOIS STATE BOARD OF INVESTMENT	Delegato: PILO BOYL ALESSANDRA	25	0	13.930
Gestore: STATE STREET BANK AND TRUST CO				
LONDON+ABERDEEN NORTHERN MUTUALASSURANCE SOCIETY	Delegato: PILO BOYL ALESSANDRA	25	0	570
NATIONAL WESTMINSTER LIFE ASSURANCELIMITED	Delegato: PILO BOYL ALESSANDRA	25	0	82.762
Gestore: STATE STREET BANK AND TRUST CO				
PGEM	Delegato: PILO BOYL ALESSANDRA	25	0	47.334
STATE STREET BANK & TRUST COMPANY INVES.FUNDS FOR TAX EXEMPT RETIREMENT PLANS	Delegato: PILO BOYL ALESSANDRA	25	0	17.173
Gestore: STATE STREET BANK AND TRUST CO				
STATE STREET MIDCAP EUROPE	Delegato: PILO BOYL ALESSANDRA	25	0	235.560
Gestore: STATE STREET BANK AND TRUST CO				
THE GABELLI GLOBAL UTILITY & INCOMETRUST	Delegato: PILO BOYL ALESSANDRA	25	0	150.000
Gestore: STATE STREET BANK AND TRUST CO				
THE NATIONAL PENSIONS RESERVE FUNDCOMMISSION ACTING	Delegato: PILO BOYL ALESSANDRA	25	0	189.200
Gestore: MELLON BANK N.A.				
THE NATIONAL PENSIONS RESERVE FUNDCOMMISSION ACTING	Delegato: PILO BOYL ALESSANDRA	25	0	53.774
Gestore: MELLON BANK N.A. ABN				
THE SUBSIDIZED SCHOOLS PROVIDENT FUNDCARE OFF THE TREASURY	Delegato: PILO BOYL ALESSANDRA	25	0	37.872
WHEELS COMMON INVESTMENT TRUSTEESLIMITED PENSION FUND	Delegato: PILO BOYL ALESSANDRA	25	0	27.712
Gestore: THE NORTHERN TRUST AVFC UK RESIDENTS SL				
CARBONE EMANUELE		26	7.000	0
MEDIOBANCA S.P.A.	Votante: MAZZALVERI GAIA	27	17.625.852	0

ELENCO ASTENUTI Totale Voti: 1.182.400 pari al 0,1176% della quantità votante

Elenco Partecipanti	Elenco Legali Rappr./Delegati/Altro	Nr. Scheda	Qt.a In Proprio	Qt.a In Delega
CITRONI VITTORIO		1	3.000	0
BUZZI ARTURO		5	999	0

ARCA SGR SPA RUBRICA FONDO AZIONARIOITALIA	Delegato: SAVARE' DANIELE	6	0	1.000.000
HERMES ASSURED LIMITED	Delegato: TEDESCO ELENA	7	0	75.089
THE TRUSTEES OF BT PENSION SCHEME	Delegato: TEDESCO ELENA	7	0	182.321
TREVISAN DARIO		18	1.000	0

Totale Q.tà in Proprio: 17.742.751 Totale Q.tà in Delega: 987.817.830 Totale Q.tà : 1.005.560.581 Totale Q.tà votante: 1.005.560.582

Orario Chiusura votazione: 11:25

ELENCO PARTECIPANTI NON AVENTI DIRITTO DI VOTO Totale Q.tà: 4.790.911

Elenco Partecipanti	Elenco Legali Rappr./Delegati/Altro	Nr. Schede	Q.tà in Proprio	Q.tà in Delega
ATEL ITALIA HOLDING SRL	Delegato: TEWS DANIEL GUIDO	20	0	4.790.911

AEM S.P.A.
CORSO DI PORTA VITTORIA N. 4 - MILANO
Cod. fiscale : 11957540153

ELENCO PARTECIPANTI ALLE ORE 11:39

ASSEMBLEA ORDINARIA DEL 28/10/2005 IN PRIMA CONVOCAZIONE

CITRONI VITTORIO			3.000	3.000	
DEBELLIS REGINA CINZIA			100	100	
MONAI ADRIANO			12.000	8.000	
		In Delega di MONAI BARBARA			4.000
COLNAGHI ANGELO			5.000	5.000	
BUZZI ARTURO			999	999	
SAVARE' DANIELE		In Delega di ARCA SGR SPARUBRICA FONDO AZIONARIOITALIA	1.000.000		1.000.000
TEDESCO ELENA		In Delega di HERMES ASSURED LIMITED	177.410		75.089
		In Delega di THE TRUSTEES OF BT PENSION SCHEME			102.321
SPAFID S.P.A.	Rappresentata da PERINI ALBINO in qualità di Votante	In Delega di NATTA ROSITA	7.909.605		17.399
		In Delega di NATTA FRANCESCO			17.399
		In Delega di NATTA GIUSEPPE			17.399
		In Delega di ITALIA RISORSE S.P.A.			7.857.408
CAMPIGLIO GIORGIO CESARE			80.000	80.000	
TREVISAN DARIO			1.000	1.000	
CALABRESE CARMELO			3.500	3.500	
FUMAGALLI GABRIELE			1.100	1.100	
PROSERPIO PAOLO		In Delega di FONDAZIONE CASSA DI RISPARMIO DELLEPROVINCIE LOMBARDE	35.065.000		35.065.000
BOZZI LICIA			6.000	6.000	
STUCCHI LUCIANO			2.000	2.000	
TAGNI LORENZO		In Delega di CREDITO VALTELLINESE SCRL	8.000.000		8.000.000
ROTA FRANCESCO		In Delega di BANCA POPOLARE DI SONDRIO SOC.COOP.A RL	11.500.000		11.500.000
LUCCHESE MARCO		In Delega di ASSICURAZIONI GENERALI S.P.A.	34.190.000		3.000.000
		In Delega di GENERALI VITA S.P.A.			8.000.000
		In Delega di GENERALI VITA S.P.A.			3.000.000
		In Delega di INTESAVITA S.P.A.			150.000
		In Delega di ALLEANZA ASSICURAZIONI S.P.A.			8.300.000
		In Delega di INA VITA S.P.A.			2.400.000
		In Delega di INA VITA S.P.A.			[illegible]
		In Delega di INA VITA S.P.A.			6.000.000
		In Delega di LA VENEZIA ASSICURAZIONI			2.000.000
		In Delega di LA VENEZIA ASSICURAZIONI			[illegible]
TENS DANIEL GUIDO		In Delega di ATEL ITALIA HOLDING SRL	90.002.370		90.002.370
TENS DANIEL GUIDO		In Delega di ATEL ITALIA HOLDING SRL	4.790.911		4.790.911
ERMETTA VITTORIO		In Delega di FONDIARIA SAI S.P.A.	38.549.474		8.150.158
		In Delega di MILANO ASSICURAZIONI S.P.A.			30.331.316
		In Delega di SYSTEMA COMPAGNIA DI ASSICURAZIONI S.P.A.			68.000

091

AEM S.P.A.
CORSO DI PORTA VITTORIA N. 4 - MILANO
Cod. Fiscale : 11957540153

092

ELENCO PARTECIPANTI ALLE ORE 11:39

ASSEMBLEA ORDINARIA DEL 28/10/2005 IN PRIMA CONVOCAZIONE

ROBILI RAFFAELE			1	1	
PEDRAGLIO ENRICO		In Delega di METROPOLITANA MILANESE S.P.A.	47.400		47.400
TALARONA MARCO		In Delega di COMUNE DI MILANO In Delega di COMUNE DI MILANO	759.643.515		601.215.832 158.427.683
CARBONE EMANUELE			7.000	7.000	
MEDIOBANCA S.P.A.	Rappresentata da MAZZALVERI GAIA in qualità di Votante		17.625.052	17.625.052	

Soci presenti o rappresentati :	37
rappresentanti	
IN PROPRIO	17.742.752
IN DELEGA	989.876.685
Totale	1.006.619.437

pari al 55,92% delle n. 1.800.047.400 azioni costituenti il capitale sociale

AEM S.P.A.

ORDINARIA

DEL 28/10/2005 IN PRIMA CONVOCAZIONE

ELENCO GENERALE OSPITI

Cognome e nome ospite	Della ditta	Qualifica	Ora Entrata	Ora Uscita
EBHARDT TOMMASO	BLOOMBERG	GIORNALISTA	10:44	
[redacted]				
REBAUDO STEFANO	REUTERS	GIORNALISTA	10:45	
[redacted]				
LAULETTA GIULIA	APCOM	GIORNALISTA	10:50	
[redacted]				
GIOVANELLI PAOLO	IL GIORNALE	GIORNALISTA	10:54	
[redacted]				
MARCHESI LOREDANA	RADIOCOR	GIORNALISTA	10:59	
[redacted]				
PASQUINI ROBERTO	RAI	CAMERAMAN	11:00	
[redacted]				
VENDEMMIA VALERIA	ADN KRONOS	GIORNALISTA	11:03	
[redacted]				

Totale ospiti 14

093

AEM SPA

RECEIVED

2005 NOV 29 P 1:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/505/2005/MAN/cg

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

November 23, 2005

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed the 2005 Semi-Annual Report of Aem S.p.A. translated in English.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone
Company Secretary

Encl.

117 - 3.2004

Half-yearly report at June 30, 2005 AEM Group

Contents

Contents

Analysis of the main sectors of activity

Financial statements of AEM S.p.A.

The AEM Group at June 30, 2005

AEM SPA

- 99.99% Aem Elettricità Spa
- 99.99% Aem Gas Spa
- 99.99% Aem Trasmissione Spa
- 71.44% Serenissima Gas Spa (*)
- 100% Metroweb Spa

- 100% Aem Trading Srl
- 99.99% Aem Energia Spa
- 100% Aem Calore&Servizi Spa
- 71.44% Serenissima Energia Srl (**)
- 40% Plurigas Spa

- 95% Delmi Spa

- 100% Aem Service Srl

- 49% e-Utile Spa
- 49% Malpensa Energia Srl
- 41.11% Mestni Plinovodi d.o.o.
- 37% Zincar Srl
- 35.76% Società Servizi Valdisotto Spa
  - 55% Valdisotto Energia Srl
- 35% Alagaz Spa
- 30% Ecodeco Srl
- 20% Edipower Spa (***)
- 17.49% AGAM Monza Spa
- 5.76% Atel Aar e Ticino SA di Elettricità

Sectors of activity

- Networks
- Market
- Delmi Group
- Sevices
- Other equity investments

(*) AEM S.p.A. holds 79.4% of Serenissima Gas S.p.A., net of own shares.

(**) Another 10% of Serenissima Energia S.r.l. in held indirectly through Serenissima Gas S.p.A..

(***) The percentage shown here assumes that all of the option rights are exercised.

Key figures of the AEM Group

Income statement - millions of euro	06.30.2005	06.30.2004
Revenues	**1,034.8**	**932.8**
Operating costs	(682.4)	(556.6)
Labour costs	(75.5)	(74.3)
Gross profit from operations	**276.8**	**301.9**
Depreciation and amortisation, provisions and writedowns	(105.8)	(76.2)
Profit from operations	**171.0**	**225.7**
Financial costs	32.3	(28.4)
Share of results of companies carried at equity	(0.1)	0.1
Gains (losses) on disposal of property, plant and equipment	(0.9)	10.4
Profit before tax	**202.3**	**207.8**
Income tax expense	(56.4)	(70.0)
Minority interests	(0.9)	(0.4)
Group net profit for the period	**145.0**	**137.4**
Gross profit from operations/Net revenues	**26.7%**	**32.4%**

Financial position - millions of euro	06.30.2005	06.30.2004
Operating cash flow	306.7	108.2
Net capital expenditure	(45.1)	(100.3)
Free cash flow	261.6	7.9

Balance sheet - millions of euro	06.30.2005	12.31.2004
Capital employed, net	3,262.0	3,367.3
Equity pertaining to the Group and minority interests	1,597.2	1,385.2
Consolidated net financial position	(1,664.8)	(1,982.1)
Consolidated net financial position/ Equity pertaining to the Group and minority interests	1.04	1.43
Consolidated net financial position/ Shareholders' equity AEM S.p.A.	0.83	0.97
Consolidated net financial position/ Market cap	0.56	0.71

Main operating figures	06.30.2005	06.30.2004
Customers served (in thousands)	1,719	1,744
Employees (average number for the period)	2,803	2,926
(in millions of kWh)		
Electricity distributed	3,745	3,617
Electricity sold	7,257	6,588
(in millions of cubic meters)		
Natural gas distributed	778	771
Natural gas sold	676	687
(in millions of kWht)		
Heat sold	245 (*)	227 (*)

(*) Net of heat sold to customers under heat management contracts.

Key figures of AEM S.p.A.	06.30.2005	12.31.2004
Share capital (euro)	936,024,648	936,024,648
(par value 0.52 euro)		
Number of ordinary shares	1,800,047,400	1,800,047,400
Number of treasury shares	14,841,850	22,751,455

Key rates and prices	06.30.2005	06.30.2004
Average 3-month Euribor	2.132%	2.073%
Average price of Brent crude (for first six months of 2005) (US$/bbl)	49.547	33.717
Average exchange rate €/$ (*)	1.29	1.23

(*) Source: Italian Foreign Exchange Office

AEM stock performance

AEM on the Stock Exchange	
Market capitalisation at 06/30/2005:	**€ 2,968m**
Average market capitalisation in 2004:	**€ 2,774m**
Average volumes 1st half 2005:	**6,231,839**
Average volumes in 2004:	**2,826,170**

Market data (euro per share)	
Placement price (7/98)	**0.8625**
Average price in 2004	**1.5413**
Average price in 1st half 2005	**1.7091**
High of 1st half 2005	**1.9190**
Low of 1st half 2005	**1.5520**
Number of shares (m)	**1,800**

AEM Dividend



0.060
0.050
0.040
0.030
0.020
0.010
0.000
Euro
0.041
0.042
0.042
0.05
0.053
2000
2001
2002
2003
2004

In June 2005 AEM distributed a dividend of € 0.053 per share: in the last 4 years the dividend è has grown by an average of 6.6% per year.

AEM - Prices and volumes - **and the Mibtel** (index 1/7/2004= 100)



30,000,000
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
0
Volumes
130
130
120
110
100
90
80
Index
07.01.2004
09.29.2004
12.29.2004
04.01.2005
06.30.2005
Volumes AEM
Mibtel
AEM

Aem forms part of the following indices:
MIDEX
DJ STOXX
DJ EUROSTOXX
FTSE

Indici etici:
FTSE4Good
Ethibel Sustainability
Axia Ethical

Source: Bloomberg

Corporate bodies

Board of Directors

Chairman and Managing Director
Giuliano Zuccoli

Deputy Chairman (appointed on July 15, 2005)
Alberto Sciumè

Directors
Dario Cassinelli
Mario Mauri
Paolo Oberti
Francesco Randazzo
Aldo Scarselli
Antonio Taormina
Umberto Quadrino (resigned on September 9, 2005)

Board of Statutory Auditors

Chairman
Alfredo Fossati

Acting Statutory Auditors
Salvatore Rino Messina
Luigi Carlo Spadacini

Substitute Statutory Auditors
Renato Ravasio
Giovanni Nicola Rocca

Independent Auditors
Reconta Ernst & Young S.p.A.

See page 191 for the powers granted to Directors.

Important events during the first half of 2005

Adoption of international accounting standards (IAS/IFRS)

The 2005 half-yearly report has been prepared in accordance with IAS/IFRS. The AEM Group adopted International Financial Reporting Standards in 2004, a date of the transition to IAS/IFRS being January 1, 2004, with the exception of IAS 32 and 39 which were adopted in 2005 (transition date: January 1, 2005). The last consolidated financial statements prepared in accordance with Italian generally accepted accounting principles (GAAP) were those at December 31, 2004.
As required by IFRS 1 and art. 81 of Issuers' Regulation 11981/1999, adopted by CONSOB Resolution 14990 of April 14, 2005, this document, which is published as a supplement to the 2005 half-yearly report, provides reconciliations between the figures shown previously according to Italian GAAP and those restated according to IFRS, accompanied by notes commenting on the adjustments.

Sale of the investment in Zincar S.r.l.

On March 9, 2005, AEM S.p.A. sold 51% of Zincar S.r.l. to the Municipality of Milan. On June 16, 2005, AEM S.p.A. sold a further 12% of the share capital to Unione del Commercio del Turismo dei Servizi e delle Professioni of the Province of Milan. As a result, at June 30, 2005, AEM S.p.A. held 37% of Zincar S.r.l..

Sale of a business by AEM Calore & Servizi S.p.A.

On April 1, 2005 AEM Calore & Servizi S.p.A. sold to Cofathec S.p.A., a business involved in heat and facility management in areas other than metropolitan Milan. The business consisted of a portfolio of 93 active contracts worth a total of 106 million euro.

Increase in capital by Delmi S.p.A. and sale of shares

On March 23, 2005 AEM Delmi S.r.l. became a joint-stock company with the name of Delmi S.p.A., increasing its share capital from 10 thousand euro to 120 thousand euro. On April 1, 2005 AEM S.p.A. sold to Hydroelectric Altoatesina S.p.A., a company controlled by the Province of Bolzano, 6,000 shares in Delmi S.p.A., equal to 5% of the share capital.

Purchase of an investment in Ecodeco S.r.l.

On April 22, 2005, AEM S.p.A. completed the acquisition of 30% of Ecodeco S.r.l., an industrial holding company belonging to the Ecodeco Group which operates in

Italy, Great Britain and Spain in the production of electricity from waste incineration and biogas, as well as in the treatment and disposal of waste.
The value of the acquisition, 69 million euro, will be paid by AEM S.p.A. partly by ceding 7,909,605 treasury shares and, for the rest, by subscribing a reserved increase in capital and a stockholder's loan for a total of 55 million euro.
The agreement gives AEM S.p.A. a call option to buy the entire share capital of Ecodeco S.r.l., which can be exercised on predetermined dates during the three-year period 2006-2008.

Agreement with Eléctricitè de France (EdF) to buy joint control of Edison S.p.A.

On May 12, 2005 AEM S.p.A. and EdF reached agreement to buy joint control of Edison S.p.A., through the subsidiaries Delmi S.p.A. and WGRM Holding 4 S.p.A.. The acquisition will take place through a company set up specifically for this purpose called Transalpina di Energia S.r.l. (TdE).
Subsequently, TdE will launch an obligatory takeover bid for Edison's ordinary shares as required by law. At the same time, a voluntary takeover bid will also be launched for the warrants issued by Edison and convertible into Edison ordinary shares.
AEM S.p.A. will finance its share of the acquisition by means of bank borrowings.

Sale of Fastweb S.p.A.

On June 28, 2005 AEM S.p.A. sold 6,696,424 Fastweb ordinary shares (8.4% of the share capital).

Directors' report on operations

Summary of results, assets and liabilities and financial position

AEM Group

Results

in millions of euro	06.30.2005	% of sales	06.30.2004	% of sales	Changes	% 05/04
Total revenues	**1,034.8**	**100.0**	**932.8**	**100.0**	**102.0**	**10.9**
Revenues from sales	865.6	83.6	787.1	84.4	78.5	10.0
Other revenues	169.2	16.4	145.7	15.6	23.5	16.1
Operating costs	**(682.4)**	**(65.9)**	**(556.6)**	**(59.7)**	**(125.8)**	**22.6**
Labour costs	(75.5)	(7.3)	(74.3)	(8.0)	(1.2)	1.6
Gross profit from operations	**276.8**	**26.7**	**301.9**	**32.4**	**(25.1)**	**(8.3)**
Amortisation and depreciation	(73.0)	(7.1)	(66.1)	(7.1)	(6.9)	10.4
Provisions and writedowns	(32.8)	(3.2)	(10.1)	(1.1)	(22.7)	224.8
Profit from operations	**171.0**	**16.5**	**225.7**	**24.2**	**(54.7)**	**(24.2)**
Financial costs	32.3	3.1	(28.4)	(3.0)	60.7	213.7
Share of results of companies carried at equity	(0.1)	(0.0)	0.1	0.0	(0.2)	(200.0)
Gains (losses) on disposals	(0.9)	(0.1)	10.4	1.1	(11.3)	(108.7)
Income before taxes	**202.3**	**19.5**	**207.8**	**22.3**	**(5.5)**	**(2.6)**
Income tax expense for the period	(56.4)	(5.5)	(70.0)	(7.5)	13.6	(19.4)
Minority interests	(0.9)	(0.1)	(0.4)	(0.0)	(0.5)	125.0
Group net profit for the period	**145.0**	**14.0**	**137.4**	**14.7**	**7.6**	**5.5**

The results for the period show a 10.9% increase in revenues, but an 8.3% decrease in gross profit from operations compared with the first half of 2004. This trend was essentially due to four main factors:

- a sharp rise in raw material prices on international markets which has in turn raised the purchase cost of electricity and gas, only partly offset by an increase in unit revenues, reducing margins as a result;
- a significant drop in the output of our own or contractualised power plants (762.1 million kWh less than last year), mainly because of unplanned lack of availability (especially at Edipower's Chivasso and Brindisi plants) and because of low rainfall. These factors led to a reduction in sales of electricity to eligible customers and wholesalers and higher purchases on the market;
- the start-up of operations by the Sole Buyer which from April 2004 interrupted vertical integration with the captive market, which on average has higher margins than the free market;

- lower revenues permitted for the electricity and gas distribution business, due to the impact of the tariff measures passed by the sector Authority.

In the first half 2005, consolidated revenues of the AEM Group reached 1,034.8 million euro, with a growth of 102.0 million compared with the corresponding period of 2004. This trend is principally attributable to a significant increase in the volumes of electricity sold and higher unit revenues on the energy products marketed by the AEM Group, which to a certain extent incorporated the price trends on international raw material markets.

At June 30, 2005, sales of electricity reached 7,256.7 million kWh, 10.2% more than the corresponding period last year thanks to higher sales on IPEX (Italian Power Exchange) markets. These commenced on April 1, 2004 and absorbed 1,803.0 million kWh (657 million kWh in the period April-June 2004). Sales to eligible end-customers and to wholesalers amounted to 3,015.5 million kWh (–12.0%), those to captive customers 2,438.2 million kWh (–2.7%).
Demand was met (before losses) thanks to our own production of 4,163.6 million kWh (4,925.7 million kWh at June 30 2004), purchases from third-party producers of 208.2 million kWh (612.1 million kWh in the corresponding period of 2004), purchases on the IPEX of 503.3 million kWh, and supplies from Acquirente Unico S.p.A. of 2,600.1 million kWh.

During the period under review, sales of natural gas amounted to 676.2 million cubic metres, declining by 1.6% compared with the same period last year, mainly because of adverse weather conditions. Sales of heat, on the other hand, grew by 7.9%, thanks to new connections realised during the first half of the year.
In the field of network management, there has been marginal growth in volumes transported, which came to 777.5 million cubic metres of gas (+0.8%) and 3,744.5 million kWh of electricity (+3.5%).

Operating costs amounted to 682.4 million euro, +22.6% compared with June 30, 2004. This trend derives principally from the higher cost of electricity and gas purchases – for the reasons explained above – and higher system charges (such as green certificates and rights of transit between different zones of the domestic market), only partially offset by the reduction in variable production costs caused by the lower level of business activity.

Labour cost for the period increased by 1.6% due to contractual pay increases, as expected, coming to a total of 75.5 million euro.

The combined effect of these trends led to an 8.3% increase in gross profit from operations, which came in at 276.8 million euro (301.9 million euro at June 30, 2004).

After charging depreciation and amortisation of 73.0 million euro (66.1 million euro at June 30, 2004), allowances to the provision for risks and charges, to the provision for bad and doubtful accounts and writedowns of non-current assets of 32.8 million euro (10.1 million euro at June 30, 2004), the net profit from operations came to 171.0 million euro (225.7 million euro at June 30, 2004). The increase in allowances is mainly due to provisions made for potential liabilities to social security institutions and local government authorities, while the writedown of non-current assets relates to certain receiver and sub-stations that are no longer considered functional.

The balance of financial income and costs is positive for 32.3 million euro, whereas at June 30, 2004 it was negative for 28.4 million euro. The change compared with the same period last year is mainly attributable to the gain of 49.8 million euro realised on the sale of 6,696,424 Fastweb shares. Moreover, net of this gain, financial income is 10.9 million euro better than in first half 2004 thanks to a process of financial rationalisation undertaken by the Group, adoption of a current account cash-pooling system, valuing derivative income at fair value and the use of securities lending, which has made it possible to reduce financial charges considerably.

The Group's share of the results of companies carried at equity, amounting to –0.1 million euro, includes its share of profits and losses of the associates.

Losses on the disposal di property, plant and equipment amounted to 0.9 million euro (+10.4 million euro at June 30, 2004 due to the sale of an operating location).

Income taxes for the period amount to 56.4 million euro (70.0 million euro at June 30, 2004) and take account of the deferred tax assets and liabilities on temporary differences at statutory level.

Consolidated pre-tax income for the period, net of minority interests, came to 145.0 million euro, +5.5% compared with first half 2004.

Assets and liabilities

Net capital employed at June 30, 2005 totals 3,262.0 million euro, 105.3 million euro lower than at December 31, 2004 thanks to the reductions in both fixed and working capital.

During the first six months of 2005, capital expenditure on property, plant and equipment, net of depreciation and other writedowns, amounted to 6.2 million

euro. Investment in intangible assets, net of amortisation, decreased by 1.5 million euro. Long-term financial assets show a net decrease of 20.5 million euro due to the sale of the investment in Fastweb S.p.A., partly offset by acquiring the investment in Ecodeco S.r.l. and the valuation at fair value of the investments in portfolio, including ATEL S.A. The changes in provisions and in deferred tax assets and liabilities have reduced net fixed capital employed by 35.2 million euro.
As a result, net fixed capital employed has fallen by 51 million euro compared with December 31, 2004 coming in at 3,278.8 million euro.

During the period, working capital fell by 54.3 million euro and at June 30, 2005 amounted to -16.8 million euro.

Among the sources, consolidated shareholders' equity came to 1,597.2 million euro, an increase of 212.0 million euro compared with December 31, 2004. This trend is the net balance of the following changes in shareholders' equity:
- distribution of dividends out of the previous year's net profit (–94.6 million euro);
- net profit for the period including the Group's share and minority interests (+145.0 million euro);
- the increase in the "IAS transition reserve" following adoption of IAS 32 and 39 from January 1, 2005, partially reduced as a result of selling the shares in Fastweb S.p.A. (for a total of +82.9 million euro);
- the increase in the "IAS reserves" which bring together all the impacts of the valuations carried out after first-time adoption of IAS/IFRS (+64.8 million euro);
- sale of the treasury shares (+12.2 million euro);
- the increase in other reserves and minority interests (+1.7 million euro).

At June 30, 2005 gross debt due to banks, bondholders and third parties amounted to 1,855.0 million euro (2,203.6 million euro at December 31, 2004), versus net liquidity and financial receivables of 190.2 million euro (221.5 million euro at December 31, 2004).
During the period under review, committed medium-term lines of credit were stipulated for a total of 1,330 million euro which were utilised at June 30, 2005.

The consolidated net financial position at June 30, 2005, negative for 1,664.8 million euro (negative for 1,982.1 million euro at December 31, 2004), shows an improvement of 317.3 million euro compared with December 31, 2004.

Capital employed at June 30, 2005 can be summarised as follows, compared with the figures at the end of the previous period:

in millions of euro	06.30.2005	%	12.31.2004	%	Changes	% 05/04
Capital employed						
Net fixed capital employed	3,278.8	100.5	3,329.8	98.9	(51.0)	(1.5)
Working capital	(16.8)	(0.5)	37.5	1.1	(54.3)	(144.8)
Total capital employed	**3,262.0**	**100.0**	**3,367.3**	**100.0**	**(105.3)**	**(3.1)**
Sources of funds						
Equity pertaining to the Group	**1,597.2**	**49.0**	**1,385.2**	**41.1**	**212.0**	**15.3**
Total financial position beyond one year	1,535.2	47.1	1,730.0	51.4	(194.8)	(11.3)
Total financial position within one year	129.6	4.0	252.1	7.5	(122.5)	(48.6)
Total net financial position	**1,664.8**	**51.0**	**1,982.1**	**58.9**	**(317.3)**	**(16.0)**
Total sources of funds	**3,262.0**	**100.0**	**3,367.3**	**100.0**	**(105.3)**	**(3.1)**

Financial situation

The cash flow statement shows that current operations during the period generated funds at a consolidated level of 306.7 million euro. Compared with the previous year, operating cash flow is 198.5 million euro higher, because of the combined effect of following factors:

- the generation of funds for a total of 88.7 million euro as a result of the net change in assets and liabilities, which in the same period of 2004 absorbed funds of 95.3 million euro. This positive effect is due to better control over working capital, trade receivables in particular;
- a net profit and depreciation that were 14.5 million euro higher than in the first half of 2004.

Investment activities absorbed funds totalling 45.1 million euro. In particular, net capital expenditure amounted to 77.8 million euro, the treasury shares sold amounted to 12.2 million euro and investments decreased by 20.5 million euro. In the first half of 2004 this caption totalled 100.3 million euro and included the accounting effect of converting the Fastweb S.p.A. (formerly e.Biscom S.p.A.) bond loan into shares.

in millions of euro	06.30.2005	06.30.2004
Net financial position at the beginning of the period	(1,982.1)	**(1,926.2)**
Net profit for the period	145.0	137.4
Amortisation and depreciation	73.0	66.1
Changes in assets and liabilities	88.7	(95.3)
Cash flow generated by current operations	306.7	**108.2**
Net capital expenditure on tangible, intangible and long-term financial assets	(45.1)	**(100.3)**
Change in minority interests	0.9	0.4
Change in equity	149.4	0.6
Net profit distributed	(94.6)	(89.1)
Cash flow generated (used) by changes in shareholders' equity	55.7	**(88.2)**
Net financial position at the end of the period	**(1,664.8)**	**(2,006.5)**

Subsequent events

Stipulation of agreements for the participation of industrial and financial partners in the capital of Delmi S.p.A.

On July 18, 2005, AEM S.p.A., Enìa S.p.A., Società Elettrica Altoatesina-SEL S.p.A. ("SEL"), Dolomiti Energia ("DE"), Mediobanca-Banca di Credito Finanziario S.p.A. ("Mediobanca"), Banca Popolare di Milano S.c.ar.l. ("BPM") and Fondazione Cassa di Risparmio di Torino ("CRT") stipulated an investment agreement and a shareholders' agreement relating to Delmi S.p.A..
The capital of Delmi S.p.A. is therefore held as follows: AEM holds 51%, Enìa 15%, SEL 10%, DE 10%, Mediobanca 6%, CRT 5% and BPM 3%.

The European Commission authorises the acquisition of joint control over Edison S.p.A.

On August 12, 2005 the European Commission gave its approval, in accordance with EU regulations on the supervision of business combinations, for EDF S.A. and AEM S.p.A. to acquire joint control of Edison S.p.A. through Transalpina di Energia S.r.l., a company that is owned 50/50 by the EDF Group and Delmi S.p.A..

Acquisition of joint control of Edison S.p.A.

On September 16, 2005 Transalpina di Energia S.r.l. acquired from Italenergia Bis S.p.A. 2,631,976,000 ordinary shares of Edison S.p.A., representing as of that date 63.3% of the ordinary share capital, and 240,000 Edison warrants convertible into Edison ordinary shares, at a price of 1.55 euro per share and 0.59 euro per warrant for a total outlay of some 4,080 million euro. This amount was financed for 2,880 million euro by means of an increase in capital subscribed and paid in by the shareholders of TdE, and for the rest by means of a 7-year bank loan. As a result of this acquisition, TdE will launch an obligatory takeover bid for the ordinary shares of Edison. At the same time, a voluntary takeover bid will also be launched for the warrants issued by Edison and convertible into Edison ordinary shares.

Outlook for operations

In light of the results achieved in the first half, the AEM Group is expected to close 2005 with a higher turnover and with positive operating margins and cash flow. The current period will stand out for the number of adverse factors affecting the results, most of which are non-recurring:

- a sharp rise in raw material prices on international markets which will in turn raise the purchase cost of electricity and gas, only partly offset by an increase in unit revenues, which will reduce margins as a result;
- a significant drop in the output of our own or contractualised power plants, mainly because of unplanned lack of availability (especially at Edipower's Chivasso and Brindisi plants) and because of planned stoppages for repowering;
- significantly low rainfall leading to a reduced level of hydroelectric output compared with historical averages;
- the start-up of operations by the Sole Buyer which from April 2004 interrupted vertical integration with the captive market, which on average provides higher margins than the free market;
- lower revenues permitted for the electricity and gas distribution business, due to the impact of the tariff measures passed by the sector Authority.

Consolidated financial statements

Balance sheet – Assets

		IAS consolidated financial statements at 06.30.2005		IAS consolidated financial statements at 12.31.2004		IAS consolidated financial statements at 06.30.2004	
A)	NON-CURRENT ASSETS						
A1)	Property, plant and equipment	3,061,980,014	64.58	3,055,751,655	64.48	3,016,450,452	68.45
	Land	25,884,758		25,884,758		25,944,164	
	Buildings	240,892,809		239,403,674		200,388,174	
	Transferable plant and machinery	393,899,520		400,494,412		306,966,681	
	Non-transferable plant and machinery	2,073,858,255		2,094,412,010		1,951,841,170	
	Industrial and commercial equipment	3,770,519		4,907,671		5,816,212	
	Other property, plant and equipment	12,816,067		13,420,149		13,825,036	
	Construction in progress and advances	265,099,257		230,484,795		464,176,194	
	Leasehold improvements	2,439,070		2,711,151		2,746,511	
	Leased assets	43,319,759		44,033,035		44,746,310	
A2)	Investment property						
A3)	Intangible assets	155,540,864	3.28	157,013,135	3.31	156,252,397	3.55
	Industrial patents and intellectual property rights	10,348,083		11,474,859		10,666,891	
	Concessions, licences, trademarks and similar rights	11,654,488		11,936,493		12,426,925	
	Goodwill	125,493,887		126,393,879		126,393,877	
	Assets in process of formation and advances	6,398,452		3,274,546		1,573,581	
	Other intangible assets	1,645,954		3,933,358		5,191,123	
A4)	Investments	85,045,393	1.79	14,555,898	0.31	17,370,053	0.39
	Investments in subsidiaries	5,000					
	Investments in associates valued at equity	85,040,393		14,555,898		17,370,053	
	Investments in parent companies						
	Investments in joint ventures						
A5)	Other non-current financial assets	284,635,201	6.00	375,433,373	7.92	376,747,720	8.55
	Assets held for trading						
	Financial assets held to maturity	81,097		81,097		81,097	
	Loans and receivables	1,188,472		1,055,062		5,175,684	
	- *from associates*	1,188,472		1,055,062		5,175,684	
	- *from third parties*						
	Financial assets available for sale	283,365,632		374,297,214		371,490,939	
	Other financial assets						
A6)	Non-current derivatives	431,195	0.01				
A7)	Deferred tax assets	152,760,165	3.22	116,216,539	2.45	80,196,073	1.82
A8)	Other non-current receivables	1,839,421	0.04	1,806,131	0.04	3,211,921	0.07
A9)	Assets pertaining to future periods						
A10)	Restricted or pledged deposits						
A11)	Other non-current assets						
	Total non-current assets (A)	3,742,232,253	78.93	3,720,776,731	78.52	3,650,228,616	82.84

		IAS consolidated financial statements at 06.30.2005		IAS consolidated financial statements at 12.31.2004		IAS consolidated financial statements at 06.30.2004	
B)	**Current assets**						
B1)	**Fixed assets held for sale**						
B2)	**Inventories**	**82,225,145**	**1.73**	**74,971,113**	**1.58**	**56,725,238**	**1.29**
	Raw, ancillary and consumable materials	73,003,496		62,677,718		46,271,606	
	a) materials	*9,888,113*		*9,759,067*		*10,264,615*	
	b) fuel	*63,115,383*		*48,582,228*		*36,006,991*	
	c) Other			*4,336,423*			
	Work in progress and semifinished products						
	Finished products and goods for resale						
	Contract work in progress	8,630,791		12,293,395		10,160,336	
	Advances	590,858				293,296	
B3)	**Current financial assets**	**2,706**	**0.00**	**2,706**	**0.00**	**2,706**	**0.00**
	Financial assets held for trading						
	Financial assets held to maturity	2,706		2,706		2,706	
	Loans and receivables						
	Financial assets available for sale						
	Other financial assets						
	Financial assets due from related parties:						
	- from associates						
B4)	**Current derivatives**	**64,515,871**	**1.36**				
B5)	**Taxes receivable**	**19,017,019**	**0.40**	**65,815,066**	**1.39**	**2,828,336**	**0.06**
B6)	**Trade and other receivables**	**627,357,088**	**13.23**	**632,554,019**	**13.35**	**636,731,385**	**14.45**
	Receivables from customers	488,439,641		507,227,319		512,756,569	
	Receivables from related parties:	78,205,535		88,161,403		90,319,399	
	- from Municipality of Milan	*77,129,221*		*86,316,237*		*87,951,750*	
	- from associates	*1,076,314*		*1,845,166*		*2,367,649*	
	Finance lease receivables						
	Other receivables:	60,711,912		37,165,297		33,655,417	
	- due from Electricity Equalisation Fund	*47,608,433*		*17,151,346*		*18,509,337*	
	- advances to suppliers	*190,025*		*2,430,416*		*925,224*	
	- due from personnel	*218,031*		*228,659*		*297,829*	
	- miscellaneous receivables	*12,695,423*		*17,354,876*		*13,923,027*	
B7)	**Cash and cash equivalents**	**188,926,893**	**3.98**	**220,292,209**	**4.65**	**30,063,219**	**0.68**
	Bank and postal deposits	188,593,191		220,148,977		25,791,791	
	Cash and cash equivalents	333,702		143,232		171,428	
	Receivables for financial transactions					4,100,000	
B8)	**Assets pertaining to future periods**	**17,208,669**	**0.36**	**24,391,892**	**0.51**	**29,928,235**	**0.68**
B9)	**Other current assets**						
Total current assets (B)		**999,253,391**	**21.07**	**1,018,027,005**	**21.48**	**756,279,119**	**17.16**
TOTAL ASSETS (A + B)		**4,741,485,644**	**100.00**	**4,738,803,736**	**100.00**	**4,406,507,735**	**100.00**

Balance sheet – Shareholders' equity and liabilities

		IAS consolidated financial statements at 06.30.2005		IAS consolidated financial statements at 12.31.2004		IAS consolidated financial statements at 06.30.2004	
A)	SHAREHOLDERS' EQUITY						
A1)	Share capital	936,024,648		936,024,648		936,024,648	
A2)	Share premium						
A3)	(Treasury shares)	(22,756,324)		(35,024,855)		(27,512,109)	
A4)	Legal reserve	85,151,808		77,465,297		77,465,806	
A5)	Other reserves	330,233,073		129,402,428		129,969,503	
	IAS Transition reserve	15,649,406		(67,234,328)		(66,666,999)	
	IAS Reserve	64,848,255					
	Other reserves	249,735,412		196,636,756		196,636,502	
A6)	Retained earnings	119,151,110		64,209,630		64,209,122	
A7)	Net profit for the year			209,648,431			
	Net profit for the period	145,044,960				137,399,337	
	Equity pertaining to the Group	**1,592,849,275**	**33.59**	**1,381,725,579**	**29.16**	**1,317,556,307**	**29.90**
A8)	Minority interests	4,340,727	0.09	3,449,901	0.07	3,276,564	0.07
Total shareholders' equity (A)		**1,597,190,002**	**33.69**	**1,385,175,480**	**29.23**	**1,320,832,871**	**29.97**
B)	LIABILITIES AND EQUITY						
B1)	Non-current liabilities						
B1 - 1)	Medium/long-term loans and derivatives	**1,536,469,082**	**32.40**	**1,731,155,411**	**36.53**	**1,734,919,075**	**39.37**
	Non-convertible bonds	544,450,000		500,000,000		500,000,000	
	Convertible bonds						
	Payables to shareholders for loans						
	Due to banks	678,556,238		872,876,806		874,081,060	
	Due to other providers of finance	275,271,527		317,620,993		317,620,993	
	Derivatives						
	Finance lease payables	38,191,317		40,657,612		43,217,022	
	Securities issued						
B1 - 2)	Deferred tax liabilities	**207,331,346**	**4.37**	**146,579,339**	**3.09**	**105,085,635**	**2.38**
B1 - 3)	Provisions for severance indemnities and employee benefits	**158,165,362**	**3.34**	**161,139,557**	**3.40**	**159,895,898**	**3.63**
B1 - 4)	Provisions for charges and risks	**96,684,942**	**2.04**	**82,137,431**	**1.73**	**49,545,638**	**1.12**
B1 - 5)	Other non-current liabilities	**91,751,472**	**1.94**	**89,386,875**	**1.89**	**87,034,173**	**1.98**
Total non-current liabilities (B1)		**2,090,402,204**	**44.09**	**2,210,398,613**	**46.64**	**2,136,480,419**	**48.48**

	IAS consolidated financial statements at 06.30.2005		IAS consolidated financial statements at 12.31.2004		IAS consolidated financial statements at 06.30.2004	
B2) Current liabilities						
B2 - 1) Trade and other payables	**555,712,313**	**11.72**	612,059,351	12.92	513,126,895	11.64
Advances	73,672,362		74,747,001		68,645,811	
Trade accounts payable	393,976,383		461,986,538		384,070,596	
Trade payables to related parties:	9,188,136		8,430,736		8,112,374	
- *to Municipality of Milan*	*6,577,639*		*5,851,205*		*6,790,273*	
- *to associates*	*2,610,497*		*2,579,531*		*1,322,101*	
Due to social security institutions	12,102,119		13,531,499		11,770,242	
Other payables	66,773,313		53,363,577		40,527,872	
- *due to personnel*	*11,767,208*		*14,271,041*		*10,353,174*	
- *due to Electricity Equalisation Fund*	*22,933,700*		*8,800,313*		*13,098,039*	
- *other*	*32,072,405*		*30,292,223*		*17,076,659*	
B2 - 2) Tax liabilities	**109,469,476**	**2.31**	17,939,360	0.38	88,193,006	2.00
B2 - 3) Short-term loans	**332,402,876**	**7.01**	472,406,987	9.97	306,929,090	6.97
Non-convertible bonds						
Convertible bonds						
Payables to shareholders for loans						
Due to banks	200,879,359		353,240,971		194,308,515	
Due to other providers of finance	63,524,199		42,349,466		63,524,199	
Derivatives	13,885,014					
Finance lease payables						
Securities issued						
Financial payables to related parties:	54,114,304		76,816,550		49,096,376	
- *to Municipality of Milan*	53,512,086		76,816,550		49,096,376	
- *to associates*	602,218					
B2 - 4) Provisions for charges and risks						
B2 - 5) Other liabilities	**56,308,773**	**1.19**	40,823,945	0.86	40,945,454	0.93
Liabilities pertaining to future periods	56,308,773		40,823,945		40,945,454	
Total current liabilities (B2)	**1,053,893,438**	**22.23**	**1,143,229,643**	**24.12**	**949,194,445**	**21.54**
Total liabilities (B)	**3,144,295,642**	**66.31**	**3,353,628,256**	**70.77**	**3,085,674,864**	**70.03**
TOTAL LIABILITIES AND EQUITY (A + B)	**4,741,485,644**	**100.00**	**4,738,803,736**	**100.00**	**4,406,507,735**	**100.00**

Income statement

	Consolidated financial statements at 06.30.2005		Consolidated financial statements at 12.31.2004		Consolidated financial statements at 06.30.2004	
1) REVENUES						
1.1) Revenues from sales	**865,550,464**	**83.65**	**787,109,822**	**84.38**	**1,552,789,090**	**82.40**
Sale of electricity	519,412,595		444,602,398		947,408,863	
Distribution, transport and measurement of electricity	72,119,071		80,492,401		155,318,069	
Sale of heat	18,841,381		18,153,568		25,580,847	
Sale of gas to customers and other companies	235,438,148		226,487,964		382,723,781	
Distribution of gas to customers and other companies	5,759,615		5,352,717		10,130,736	
Sales of fuel	13,979,654		12,020,774		31,626,794	
Sales of materials						
1.2) Revenues from services	**78,797,513**	**7.61**	**107,646,410**	**11.54**	**195,545,646**	**10.38**
Services on behalf of customers and third parties	66,743,752		90,165,805		166,993,847	
Services to the Municipality of Milan	11,637,964		17,008,009		27,687,458	
Services to associates	415,797		472,596		864,341	
1.3) Revenues from long-term contracts						
1.4) Royalties						
1.5) Revenues from rental of buildings						
1.6) Other operating income	**83,787,625**	**8.10**	**38,060,744**	**4.08**	**136,093,199**	**7.22**
Connection contributions	8,792,839		9,959,430		19,099,386	
Rents paid by associates	444,326		364,853		671,136	
Excess risk provisions	341,426		1,449,664		1,381,791	
Other revenues	74,209,034		26,286,797		114,940,886	
Total revenues (1)	**1,028,135,602**	**99.36**	**932,816,976**	**100.00**	**1,884,427,935**	**100.00**
2) OTHER OPERATING PROFITS						
2.1) Interest income						
2.2) Dividend income						
From subsidiaries						
2.3) Other operating profits	**6,642,429**	**0.64**				
Total other operating income (2)	**6,642,429**	**0.64**				
Total revenues and other operating income (1 + 2)	**1,034,778,031**	**100.00**	**932,816,976**	**100.00**	**1,884,427,935**	**100.00**

	Consolidated financial statements at 06.30.2005		Consolidated financial statements at 12.31.2004		Consolidated financial statements at 06.30.2004	
3) OPERATING COSTS						
3.1) Raw materials and consumables used	508,138,227	49.11	391,394,146	41.96	832,944,062	44.20
Purchases of power and fuel	515,446,488		390,548,852		833,843,993	
Change in inventories of fuels	(15,700,488)		(8,422,337)		(20,997,575)	
Purchases of other fuel	389,756		407,027		770,929	
Purchases of materials	8,110,937		9,692,514		19,659,680	
Change in inventories of materials	(108,466)		(831,910)		(332,965)	
3.2) Services used	116,962,860	11.30	120,232,986	12.89	245,014,709	13.00
Electricity delivering and transmission charges	41,463,664		42,987,922		87,120,441	
Subcontracted work	36,382,004		38,985,297		77,004,571	
Services	33,634,700		32,604,834		69,365,261	
Services from associates	5,482,492		5,654,933		11,524,436	
3.3) Changes in inventories of finished goods and work in progress	(1,032,435)	(0.10)	3,051,404	0.33	918,345	0.05
3.4) Research and development expenses						
3.5) Corporate restructuring costs						
Penalties for early repayment of leases						
Penalties for early termination of contracts with employees						
3.6) Other operating costs	58,335,065	5.64	41,906,423	4.49	95,734,529	5.08
Use of third-party assets	5,319,868		4,041,070		9,022,278	
Use of assets of the parent entity, Municipality of Milan	1,060,161		416,000		2,120,322	
Water taxes, duties and fees	18,727,633		17,515,154		38,831,476	
Other expenses	33,227,403		19,934,199		45,760,453	
Total operating costs (3)	682,403,717	65.95	556,584,959	59.67	1,174,611,645	62.33
4) LABOUR COSTS	75,537,707	7.30	74,302,748	7.97	153,635,563	8.15
Wages and salaries	48,556,468		47,423,026		95,086,932	
Social security charges	17,400,398		16,985,747		34,277,682	
Severance indemnities	4,302,330		4,893,662		9,781,225	
Retirement benefits and similar provisions	16,270		19,037		38,074	
Other costs	5,262,241		4,981,276		14,451,650	
5) GROSS OPERATING INCOME (1 + 2 – 3 – 4)	276,836,607	26.75	301,929,269	32.37	556,180,727	29.51
6) DEPRECIATION AND AMORTISATION, PROVISIONS AND WRITEDOWNS	105,803,066	10.22	76,253,684	8.17	202,200,050	10.73
Amortisation of intangible assets	2,661,040		3,413,970		7,924,560	
Depreciation of property, plant and equipment:	70,355,988		62,704,191		131,475,174	
1. ordinary depreciation	*63,411,115*		*57,379,218*		*118,374,287*	
2. depreciation transferable assets	*6,944,873*		*5,324,973*		*13,100,887*	
Other writedowns of non-current assets	4,552,941				13,370,828	
Writedown of receivables included among current assets and liquid funds	3,435,273		1,136,461		4,975,882	
Provisions for risks and charges	24,797,824		8,999,062		44,453,606	
Other provisions						
7) PROFIT FROM OPERATIONS (5 – 6)	171,033,541	16.53	225,675,585	24.19	353,980,677	18.78

	Consolidated financial statements at 06.30.2005		Consolidated financial statements at 12.31.2004		Consolidated financial statements at 06.30.2004	
8) INCOME (LOSSES) FROM REVALUATIONS OF FINANCIAL ASSETS AVAILABLE FOR SALE	572,352	0.06	1,378,000	0.15	3,034,881	0.16
Income from revaluations of financial assets	608,236		1,378,000		4,202,900	
a) Of investments	474,826		1,378,000		4,202,900	
b) Of long-term financial assets not considered investments	133,410					
c) Of securities included in current assets not considered investments						
d) Other						
Losses from revaluations of financial assets	35,884				1,168,019	
a) Of investments	35,884				677,412	
b) Of long-term financial assets not considered investments					490,607	
c) Of securities included in current assets not considered investments						
d) Other						
9) INCOME (LOSSES) FROM FINANCIAL INSTRUMENTS CLASSIFIED AS CLASS FLOW HEDGES	(9,280,208)	(0.90)				
Income from hedges charges on hedges	9,280,208					
10) OTHER INCOME (LOSSES) FROM DERIVATIVES	20,923,860	2.02	2,519,330	0.27	2,122,098	0.11
Income from derivatives	25,988,054		4,055,346		7,825,694	
Financial derivatives	560,221		4,055,346		7,825,694	
Operating derivatives	25,427,833					
Charges on derivatives	5,064,194		1,536,016		5,703,596	
Financial derivatives	4,277,096		1,536,016		5,703,596	
Operating derivatives	787,098					
11) INCOME (LOSSES) FROM DISPOSAL OF FINANCIAL ASSETS AVAILABLE FOR SALE	50,124,049	4.84	267,642	0.03	271,465	0.01
Gains on disposal of financial assets	50,124,049		267,642		271,465	
Losses on disposal of financial assets						
12) FINANCIAL CHARGES	36,610,085	3.54	37,886,044	4.06	74,358,908	3.95
Associates	11,226					
Interest expense on current account with Municipality of Milan	703,188		686,166		1,731,623	
Other:	35,895,671		37,199,878		72,627,285	
Finance lease	462,553					
Interest on bond loan	12,187,500		12,380,959		24,491,723	
Miscellaneous income	23,245,618		24,818,919		48,135,562	

		Consolidated financial statements at 06.30.2005		Consolidated financial statements at 12.31.2004		Consolidated financial statements at 06.30.2004	
13)	INCOME (LOSSES) FROM FINANCIAL ASSETS						
13.1)	Dividend income	3,105,414	0.30	2,932,452	0.31	3,091,340	0.16
	Associates	246,059					
	Other companies	2,859,355		2,932,452		3,091,340	
13.2)	Income from receivables/securities included in non-current assets	486,939	0.05	28,076	0.00	97,737	0.01
	2. Associates	89,862					
	4. Affiliated enterprises						
	5. Other	397,077		28,076		97,737	
13.3)	Income from receivables/securities included in current assets	3,194,376	0.31	2,428,548	0.26	3,880,162	0.21
	2. From associates					254,820	
	4. From others:	3,194,376		2,428,548		3,625,342	
	- *On financial investments*			*182,038*		*192,658*	
	- *On bank current accounts*	*2,301,336*		*1,513,718*		*1,977,967*	
	- *On securities*						
	- *On other receivables*	*893,040*		*732,792*		*1,454,717*	
13.4)	Exchange gains and losses	(202,236)	(0.02)	(32,227)	(0.00)	(524,631)	(0.03)
	Exchange gains	652,036		114,835		577,416	
	Exchange losses	854,272		147,062		1,102,047	
14)	TOTAL FINANCIAL COSTS (8 + 9 + 10 + 11 – 12 + 13)	32,314,461	3.12	(28,364,223)	(3.04)	(62,385,856)	(3.31)
15)	SHARE OF RESULTS OF ASSOCIATES DERIVING FROM VALUATION ACCORDING TO THE EQUITY METHOD	(68,092)	(0.01)	55,036	0.01	(71,247)	(0.00)
16)	GAINS (LOSSES) ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT	(982,854)	(0.09)	10,402,698	1.12	7,773,649	0.41
17)	OTHER NON-OPERATING PROFITS						
18)	OTHER NON-OPERATING COSTS						
19)	PROFIT BEFORE TAX (7 + 14 + 15 + 16 + 17 + 18)	202,297,056	19.55	207,769,096	22.27	299,297,223	15.88
20)	INCOME TAX EXPENSE	56,367,270	5.45	70,006,519	7.50	89,112,215	4.73
	Current taxes	33,648,467		38,223,300		32,990,309	
	Deferred tax assets	(22,612,022)		989,314		(12,824,512)	
	Deferred tax	45,330,825		30,793,905		68,946,418	
21)	PROFIT (LOSS) OF ONGOING OPERATIONS NET OF TAX (19 – 21)	145,929,786	14.10	137,762,577	14.77	210,185,008	11.15
22)	PROFIT (LOSS) OF DISCONTINUED OPERATIONS						
23)	NET PROFIT (LOSS) (21 + 22)	145,929,786	14.10	137,762,577	14.77	210,185,008	11.15
24)	MINORITY INTERESTS	(884,826)	(0.09)	(363,240)	(0.04)	(536,577)	(0.03)
25)	NET PROFIT FOR THE YEAR PERTAINING TO THE GROUP (23 + 24)					209,648,431	11.13
	NET PROFIT FOR THE PERIOD PERTAINING TO THE GROUP (23 + 24)	145,044,960	14.02	137,399,337	14.73		
	BASIC EARNINGS PER SHARE	0.0815		0.0769		0.1176	
	DILUTED EARNINGS PER SHARE	0.0815		0.0769		0.1176	

Statement of cash flows consolidated financial statements

	Consolidated financial statements at 06.30.2005	Consolidated financial statements at 12.31.2004	Consolidated financial statements at 06.30.2004
Cash flow generated by operations during the period			
Net profit for the period	145,044,960		137,399,337
Net profit for the year		209,648,431	
Depreciation	70,355,988	131,475,174	62,704,191
Amortisation	2,661,040	7,924,560	3,413,970
Changes in assets and liabilities:			
Receivables for the sale of power and services	18,787,678	(91,631,065)	(97,160,315)
Receivables from affiliates	9,955,868	(7,716,118)	(9,874,114)
Deferred tax assets	(36,543,626)	(32,248,178)	3,772,288
Derivatives receivable	(64,947,066)		
Other receivables	22,180,783	(62,245,285)	2,845,283
Inventories	(7,254,032)	(11,255,252)	6,990,623
Assets pertaining to future periods	7,183,223	(1,191,742)	(6,728,085)
Trade accounts payable	(68,010,155)	76,502,330	(1,413,612)
Payables to affiliates	757,400	2,120,325	1,801,963
Other payables	105,875,069	(87,870,941)	(34,566,959)
Guarantee deposits from customers	(1,074,639)	10,604,035	4,502,845
Derivatives payable	13,885,014		
Liabilities pertaining to future periods	15,484,828	1,065,055	1,186,564
Severance indemnities and employee benefit provisions	(2,974,195)	453,148	(790,511)
Deferred tax liabilities	60,752,007	76,108,721	34,615,017
Other provisions for risks and charges	14,547,511	32,066,617	(525,176)
Total cash flow generated by operations during the year/period	**306,667,656**	**253,809,814**	**108,173,308**
Cash flow used in investment activities			
Capital expenditure	(76,790,262)	(191,733,726)	(81,019,261)
Gains/losses on disposal of property, plant and equipment	(982,854)	7,773,649	10,402,698
Investments	(29,681,962)	(2,443,797)	(2,451,677)
Gains/losses on disposal of investments	50,124,049	271,465	271,465
Treasury shares	12,268,531	(35,024,855)	(27,512,109)
Total cash flow used in investment activities	**(45,062,498)**	**(221,157,264)**	**(100,308,884)**
Free cash flow	**261,605,158**	**32,652,550**	**7,864,424**
Cash flow absorbed by financing activities			
Due to banks	(346,682,181)	(70,135,129)	(227,863,331)
Financial receivables	(133,410)	11,800,980	3,580,358
Financial payables to related parties	602,218		
Due to other providers of finance	(21,174,733)	(42,349,466)	(21,174,733)
Bond loan	44,450,000		
Payables on current account with the Municipality of Milan	(23,304,464)	1,715,623	(26,004,551)
Lease payables	(2,466,295)	(25,272,640)	(22,713,230)
Change in minority interests	890,826	536,577	363,240
Changes in shareholders' equity	149,463,459	(8,021)	559,308
Net profit distributed	(94,615,894)	(89,102,370)	(89,102,370)
Total cash absorbed by financing activities	**(292,970,474)**	**(212,814,446)**	**(382,355,309)**
CHANGE IN LIQUID FUNDS	**(31,365,316)**	**(180,161,896)**	**(374,490,886)**
OPENING LIQUID FUNDS	**220,294,915**	**400,456,811**	**400,456,811**
CLOSING LIQUID FUNDS	**188,929,599**	**220,294,915**	**25,965,925**
Net financial position			
Net liquidity	188,929,599	220,294,915	25,965,925
Due to banks	(879,435,597)	(1,226,117,777)	(1,068,389,575)
Financial receivables	1,269,569	1,136,159	9,356,781
Financial payables to related parties	(602,218)		
Due to other providers of finance	(338,795,726)	(359,970,459)	(381,145,192)
Bond loan	(544,450,000)	(500,000,000)	(500,000,000)
Payables on current account with the Municipality of Milan	(53,512,086)	(76,816,550)	(49,096,376)
Lease payables	(38,191,317)	(40,657,612)	(43,217,022)
Total net financial position	**(1,664,787,776)**	**(1,982,131,324)**	**(2,006,525,459)**

Statement of changes in net financial position consolidated financial statements

	Consolidated financial statements at 06.30.2005	Consolidated financial statements at 12.31.2004	Consolidated financial statements at 06.30.2004
Opening net financial position	(1,982,131,324)	(1,926,210,059)	(1,926,210,059)
Cash flow generated by operations during the period			
Net profit for the period	145,044,960		137,399,337
Net profit for the year		209,648,431	
Depreciation	70,355,988	131,475,174	62,704,191
Amortisation	2,661,040	7,924,560	3,413,970
Changes in assets and liabilities:			
Receivables for the sale of power and services	18,787,678	(91,631,065)	(97,160,315)
Receivables from affiliates	9,955,868	(7,716,118)	(9,874,114)
Deferred tax assets	(36,543,626)	(32,248,178)	3,772,288
Derivatives receivable	(64,947,066)		
Other receivables	22,180,783	(62,245,285)	2,845,283
Inventories	(7,254,032)	(11,255,252)	6,990,623
Assets pertaining to future periods	7,183,223	(1,191,742)	(6,728,085)
Trade accounts payable	(68,010,155)	76,502,330	(1,413,612)
Payables to affiliates	757,400	2,120,325	1,801,963
Other payables	105,875,069	(87,870,941)	(34,566,959)
Guarantee deposits from customers	(1,074,639)	10,604,035	4,502,845
Derivatives payable	13,885,014		
Liabilities pertaining to future periods	15,484,828	1,065,055	1,186,564
Severance indemnities and employee benefit provisions	(2,974,195)	453,148	(790,511)
Deferred tax liabilities	60,752,007	76,108,721	34,615,017
Other provisions for risks and charges	14,547,511	32,066,617	(525,176)
Total cash flow generated by operations during the year/period	306,667,656	**253,809,814**	**108,173,308**
Cash flow used in investment activities			
Capital expenditure	(76,790,262)	(191,733,726)	(81,019,261)
Gains/losses on disposal of property, plant and equipment	(982,854)	7,773,649	10,402,698
Investments	(29,681,962)	(2,443,797)	(2,451,677)
Gains/losses on disposal of investments	50,124,049	271,465	271,465
Treasury shares	12,268,531	(35,024,855)	(27,512,109)
Total cash flow used in investment activities	(45,062,498)	**(221,157,264)**	**(100,308,884)**
Free cash flow	261,605,158	**32,652,550**	**7,864,424**
Cash flow generated (used) by changes in shareholders' equity			
Change in minority interests	890,826	536,577	363,240
Changes in shareholders' equity	149,463,459	(8,021)	559,308
Net profit distributed	(94,615,894)	(89,102,370)	(89,102,370)
Total cash flow generated (used) by change in shareholders' equity	55,738,391	**(88,573,814)**	**(88,179,822)**
Net financial position at the end of the year/period	**(1,664,787,776)**	**(1,982,131,324)**	**(2,006,525,459)**
Net financial position			
Net liquidity	188,929,599	220,294,915	25,965,925
Due to banks	(879,435,597)	(1,226,117,777)	(1,068,389,575)
Financial receivables	1,269,569	1,136,159	9,356,781
Financial payables to related parties	(602,218)		
Due to other providers of finance	(338,795,726)	(359,970,459)	(381,145,192)
Bond loan	(544,450,000)	(500,000,000)	(500,000,000)
Payables on current account with the Municipality of Milan	(53,512,086)	(76,816,550)	(49,096,376)
Lease payables	(38,191,317)	(40,657,612)	(43,217,022)
TOTAL NET FINANCIAL POSITION	**(1,664,787,776)**	**(1,982,131,324)**	**(2,006,525,459)**

Statement of changes in Group shareholders' equity

Description in millions of euro	Share capital	Treasury shares	Legal reserve	Other reserves	
Equity pertaining to the Group December 31, 2004	936	(35)	77	197	
Adjustments at January 1, 2005 for the adoption of IAS 32 and 39					
FTA equity at January 1, 2005	936	(35)	77	197	
Changes in 2005:					
Legal reserve			8		
Dividends distributed to shareholders					
Other reserves				53	
Treasury shares		12			
IAS/IFRS transition reserves					
IAS reserves					
Retained earnings (accumulated losses)					
Group net profit for the period					
Minority interests					
Equity pertaining to the Group at June 30, 2005	936	(23)	85	250	

	IAS transition reserves	Statement of changes in Group equity	Retained earnings (accumulated losses)	Group net profit for the year	Total equity pertaining to the Group	Minority interests	Total shareholders' equity
	(67)		**64**	**210**	**1,382**	**3**	**1,385**
	129				129		129
	62		**64**	**210**	**1,511**	**3**	**1,514**
				(8)			
				(95)	(95)		(95)
				(52)	1		1
					12		12
	(46)				(46)		(46)
		65			65		65
			55	(55)			
				145	145		145
						1	1
	16	**65**	**119**	**145**	**1,593**	**4**	**1,597**

Balance sheet Sources/Applications

	Consolidated financial statements at 06.30.2005		Consolidated financial statements at 12.31.2004		Consolidated financial statements at 06.30.2004	
CAPITAL EMPLOYED						
INTANGIBLE ASSETS	155,540,864	4.8	157,013,135	4.7	156,252,397	4.7
PROPERTY, PLANT AND EQUIPMENT	3,061,980,014	93.9	3,055,751,655	90.7	3,016,450,452	90.7
LONG-TERM FINANCIAL ASSETS						
Investments	368,411,025	11.3	388,853,112	11.5	388,860,992	11.7
Other receivables	1,839,421	0.1	1,806,131	0.1	3,211,921	0.1
Deferred tax assets	152,760,165	4.7	116,216,539	3.5	80,196,073	2.4
ASSETS/LIABILITIES FOR DERIVATIVES	431,195	0.0				
(DEFERRED TAX LIABILITIES)	(207,331,346)	(6.4)	(146,579,339)	(4.4)	(105,085,635)	(3.2)
(PROVISIONS FOR RISKS AND CHARGES)	(96,684,942)	(3.0)	(82,137,431)	(2.4)	(49,545,638)	(1.5)
(SEVERANCE INDEMNITIES)	(158,165,362)	(4.8)	(161,139,557)	(4.8)	(159,895,898)	(4.8)
* NET CAPITAL EMPLOYED	3,278,781,034	100.5	3,329,784,245	98.9	3,330,444,664	100.1
Inventories	82,225,145	2.5	74,971,113	2.2	56,725,238	1.7
Short-term receivables	646,374,107	19.8	698,369,085	20.7	639,559,721	19.2
Accrued income and prepaid expenses	17,208,669	0.5	24,391,892	0.7	29,928,235	0.9
Assets/liabilities for current derivatives	50,630,857	1.6				
(Trade payables)	(393,976,383)	(12.1)	(461,986,538)	(13.7)	(384,070,596)	(11.5)
(Other payables)	(362,956,878)	(11.1)	(257,399,048)	(7.6)	(304,283,478)	(9.1)
(Accrued expenses and deferred income)	(56,308,773)	(1.7)	(40,823,945)	(1.2)	(40,945,454)	(1.2)
* WORKING CAPITAL	(16,803,256)	(0.5)	37,522,559	1.1	(3,086,334)	(0.1)
** TOTAL CAPITAL EMPLOYED	3,261,977,778	100.0	3,367,306,804	100.0	3,327,358,330	100.0
SOURCES OF FUNDS						
* TOTAL SHAREHOLDERS' EQUITY	1,597,190,002	49.0	1,385,175,480	41.1	1,320,832,871	39.7
Long-term financial receivables	1,269,569	0.0	1,136,159	0.0	5,256,781	0.2
(Long-term financial payables)	1,536,469,082	47.1	1,731,155,411	51.4	1,734,919,075	52.1
(1) TOTAL FINANCIAL POSITION BEYOND ONE YEAR	1,535,199,513	47.1	1,730,019,252	51.4	1,729,662,294	52.0
Financial receivables within one year					4,100,000	0.1
Cash and cash equivalents	188,929,599	5.8	220,294,915	6.5	25,965,925	0.8
(Financial payables within one year)	318,517,862	9.8	472,406,987	14.0	306,929,090	9.2
(2) TOTAL FINANCIAL POSITION WITHINONE YEAR	129,588,263	4.0	252,112,072	7.5	276,863,165	8.3
* TOTAL NET FINANCIAL POSITION (1 + 2)	1,664,787,776	51.0	1,982,131,324	58.9	2,006,525,459	60.3
** TOTAL SOURCES	3,261,977,778	100.0	3,367,306,804	100.0	3,327,358,330	100.0

Notes to the financial statements

The regulatory framework and the adoption of international accounting standards (IAS/IFRS)

The European Union (EU) decided to adopt a series of regulatory measures with a view to making the financial statements of listed companies more comparable.

The EU could have issued a set of European accounting principles, a sort of EUR-GAAP, to standardise the different accounting principles used in the various Member States; but instead, the EU decided to adopt accounting principles that are already internationally recognised, those issued by the IASB, previously entitled IAS (*International Accounting Standards*) and in future to be known as IFRS (*International Financial Reporting Standards*).

International accounting standards have gone through a profound review, also as a result of requests on the part of the EU, and certain alternative ways of valuing financial statement items that used to be granted have now been eliminated, so as to improve the comparability of financial statements. The objective is to give investors a true and fair view of companies' assets and liabilities, financial position and results. The evolution of financial markets and the globalisation of the economy has made it increasingly obvious that accounts have to be prepared on a uniform basis. Indeed, it is only by using common criteria that financial operators will be able to allocate financial resources to companies in the most efficient way possible. Companies will then have the advantage of a lower cost of capital: the lack of comparability and the "nationalisation" of accounting principles increased financial costs for companies in the European Union because of the accounting risk inherent in the adoption of different principles for the preparation of financial statements.

The adoption of international accounting standards is subject to formal approval on the part of the European Union.
Art. 6 of Regulation 1606/2002 does in fact lay down that a check has to be made to ensure that each international accounting standard is compatible with EU law: it is up to EFRAG (*the European Financial Reporting Advisory Group*) to evaluate from a technical point of view the international standards and the related interpretations issued by IFRIC (*International Financial Reporting Interpretation Committee*) to encourage their adoption by the EU, if necessary changing the directives that deal with accounting matters.

EU regulation 1606/2002 of July 19, 2002 requires all companies listed on organised European stock markets to adopt IAS/IFRS in the preparation of their consolidated financial statement from January 1, 2005 onwards. For other companies, it is up to the Member States to impose or permit the use of international accounting standards.

The regulation adds that international accounting standards should only be adopted if they are not contrary to the EU principle whereby financial statements have

to give a true and fair view of a company's assets and liabilities, financial position and results, and providing they comply with the criteria of understandability, relevance, reliability and comparability required of financial information.

International accounting standards were formally approved by the European Union with Regulation 1725 of September 29, 2003 which adopted certain international standards; thirty-two IAS were adopted, whereas IAS 32 and 39 on financial instruments were deferred for further consideration. SIC 5, 16 and 17 issued by the *Standing Interpretations Committee* (SIC) were also excluded.

The Italian Parliament passed Law 306 (Community Law 2003) of October 31, 2003 with which it exercised the option permitted by EU Regulation 1606/2002 delegating the Government to adopt, within one year, one or more legislative decrees to implement the faculty mentioned above.
Legislative Decree 38 of February 28, 2005 implements the delegating law just mentioned, laying down that listed companies obliged by EU Regulation 1606/2002 to prepare consolidated financial statements in accordance with international accounting standards can prepare the individual financial statements of the companies making up the group according to the same standards, starting in 2005.

Since then, the European Commission has:
- adopted Regulation 707 which approves IFRS 1 "First-Time Adoption of IFRS" (April 6, 2004);
- approved, with certain limitations, IAS 39 on financial instruments (November 19, 2004);
- approved IAS 32 and other accounting standards revised by the IASB (December 29, 2004).

The version of IAS 39 approved by the EU is different from the text approved by the IASB as regards the valuation of liabilities at fair value (a question that has prompted a recent intervention on the part of the IASB) and as regards macro-hedges of the interest rate risk affecting portfolios of assets and liabilities.

CONSOB, with Resolution 14990 of April 14, 2005, has made some amendments to Regulation 11971/1999 in consideration of the changes introduced by the EU Regulation on the application of international accounting standards.

The AEM Group has drawn up half-yearly report on the basis of IAS 34 "Interim financial reporting" and IFRS 1 "First-time adoption of IFRS".

Note that the figures shown here could be changed to reflect future orientations of the European Commission regarding the approval of IFRS or any pronouncements by the IASB or the IFRIC.

General information

AEM S.p.A. is a company incorporated under Italian law. AEM S.p.A. and its subsidiaries ("the Group") operate essentially in Italy.
The Group is principally involved in the production, sale and distribution of electricity, in the sale and distribution of gas, as well as in the design and laying of fibre optic networks.
The Group's registered office is in Corso di Porta Vittoria 4, Milan, Italy.

The consolidated financial statements of the AEM Group are expressed in euros, which is also the currency of the economies in which the Group operates.

This half-yearly report was approved for publication by the Board of Directors of AEM S.p.A. at the meeting held on September 29, 2005.

Scope of consolidation

The consolidated half-yearly report of the AEM Group at June 30, 2005 includes the financial statements of the parent company AEM S.p.A. and those of the Italian and foreign subsidiaries in which AEM S.p.A. holds, directly or indirectly, a majority of the voting rights that can be cast at Ordinary Shareholders' Meetings. The companies on which the parent company has joint control with other shareholders have been consolidated on a proportional basis.

Following the loss of control, Zincar S.r.l. is carried at equity, whereas at December 31, 2004 it was consolidated on a line-by-line basis.

As regards joint ventures, AEM S.p.A. consolidates Edipower S.p.A. on a proportional basis (20%) in light of the contracts and agreements that exist among the current shareholders. This consolidation percentage includes the call options (4%) which are considered "as though exercised" at January 1, 2004, which means that they are not subject to valuation in accordance with IAS 32 and 39.

Ecodeco S.r.l. is carried at equity following the acquisition of 30% of its share capital by AEM S.p.A. on April 22, 2005. The allocation of goodwill will be carried out by December 31, 2005, as permitted by IFRS 3.

Consolidation policies and procedures

Consolidation policies

Subsidiaries

The scope of consolidation of the AEM Group includes the parent company, AEM S.p.A., as well as the companies over which it exercises direct or indirect control. The subsidiaries are consolidated from the date on which the Group effectively acquires control and are no longer consolidated from the date on which control is transferred to a company outside of the Group.

Associates

Investments in associates, in other words those in which the AEM Group holds a significant interest and is able to exercise a considerable influence, are valued under the equity method. Gains or losses pertaining to the Group are recognised in the consolidated financial statements from the date on which the Group began to have a significant influence over the company. The investment is deconsolidated if this significant influence comes to at end.
In the event that the loss pertaining to the Group exceeds the book value of the investment, the book value is cancelled and any excess loss is provided for to the extent that the Group has legal or implicit obligations towards the associate to cover its losses or, in any case, to make payments on its behalf.

Joint ventures

Joint ventures, i.e. investments in companies in which the AEM Group holds joint control together with third parties, are consolidated on a proportional basis. The consolidated financial statements therefore includes, line by line, all of such companies' assets, liabilities, revenues and costs in proportion to the AEM Group's shareholding.

Consolidation procedures

The financial statements of the subsidiaries, associates and joint ventures consolidated by the AEM Group have been prepared at each period-end using the same accounting principles as the parent company. Any items valued on alternative bases are adjusted during the consolidation process to bring them into line with Group accounting principles.
All intercompany balances and transactions, including any unrealised profits deriving from transactions between Group companies, are eliminated completely. Unrealised gains and losses with associates and joint ventures are eliminated for the portion pertaining to the Group.

Unrealised losses are eliminated, unless they represent a permanent impairment.

In preparing the consolidated financial statements, the assets, liabilities, costs and revenues of the companies being consolidated are included in their entirety on a line-by-line basis, showing the portion of shareholders' equity and net profit for the period pertaining to minority interests separately in the balance sheet and income statement.

The book value of the investment in each of the subsidiaries is eliminated against the corresponding share of each subsidiary's net equity, including any adjustments to fair value at the date of acquisition; any difference that arises from this process has to be treated as goodwill and accounted for as such, in accordance with IFRS 3.

Accounting policies

Translation of foreign currency items

The functional and reporting currency used by the AEM Group is the euro. Transactions in currencies other than the euro are initially booked at the exchange rate ruling on the day of the transaction. Monetary assets and liabilities denominated in foreign currency are translated into euro at the exchange rate ruling on the balance sheet date.
Non-monetary items valued at historical cost in foreign currency are translated at the exchange rate ruling on the date when the transaction was first recorded. Non-monetary items shown at fair value are translated at the exchange rate ruling on the valuation date.
The financial statements of consolidated companies operating in countries that do not form part of the Euro-zone are translated into euro by applying the exchange rate ruling at the end of the accounting period to balance sheet items and the average exchange rates for the period to income statement items. Exchange differences are booked directly to equity and shown separately in a specific equity reserve. When a foreign affiliate is disposed of, the exchange differences accumulated in a specific equity reserve are transferred to the income statement.

Property, plant and equipment

Property, plant and equipment are booked at historical cost, including any additional charges directly attributable the asset and needed to bring it into service (e.g. transport, customs duty, location preparation expenses, installation and testing costs, notary and cadastral fees and any non-deductible VAT), increased by the present value of the estimated cost of restoring the location from an environmental point of view or dismantling the plant, if this is significant and obligatory under current regulations. If important components of property, plant and equipment have different useful lives, they are accounted for separately according to the "component approach", giving each of them its own useful life for the purpose of calculating depreciation. All plots of land, whether occupied by residential or industrial buildings or devoid of construction, are not depreciated as they have an unlimited useful life, except for land used in production activities that is subject to deterioration over time (e.g. landfills, quarries).
Property, plant and equipment are shown net of accumulated depreciation and any writedowns. Depreciation is calculated from the year in which the individual asset enters service and is charged on a straight-line basis over the estimated useful life of the asset for the business. The useful life of each asset is reviewed annually and any changes, if needed, are made with a view to showing the correct value of the asset.

The main depreciation rates used, which are based on technical and economic considerations, are as follows:

Depreciation rates

• buildings	1.0% - 12.5%
• production plant	1.0% - 33.3%
• transport lines	1.4% -100.0%
• transformation stations	1.8% - 33.3%
• distribution networks	1.4% - 33.3%
• miscellaneous equipment	3.3% -100.0%
• mobile phones	100.0%
• furniture and fittings	10.0% - 12.5%
• electric and electronic office machines	10.0% - 33.3%
• vehicles	10.0% - 25.0%
• leasehold improvements	12.5 % - 33.3%

Items of property, plant and equipment are subjected to impairment testing if there are specific signs that they have suffered a loss of value. Impairment testing consists of comparing the recoverable amount of the asset with its net book value. The recoverable amount of an asset is the higher of the net selling price and its value in use.
To establish the value in use, the expected future cash flows are discounted at a pre-tax discounting rate that reflects a current market estimate of the cost of money related to the period of time and the specific risks of the activity in question. For an asset that does not generate completely independent cash flows, the realisable value is determined on the basis of the cash generating unit (C.G.U.) to which the asset belong. Impairment losses are booked to the income statement under amortisation, depreciation and writedowns. Impairment losses are written back if the reasons for them no longer exist.
When an asset is sold or future economic benefits are no longer expected from using the asset, it is eliminated from the balance sheet and any gain or loss (i.e. the difference between the disposal value and the carrying value) is booked to the income statement in the year of the elimination.

Intangible assets

Intangible assets are booked at cost, in the same way as property, plant and equipment.
Intangible assets with a definite useful life are shown net of accumulated amortisation and any permanent losses of value which are established in the same way as for property, plant and equipment.

Intangible assets are subjected to impairment testing if there are specific signs that they have suffered a loss of value. Impairment testing consists of comparing the recoverable amount of the asset with its net book value.

Intangible assets with an indefinite useful life and those that are not yet available for use are subjected to impairment testing on an annual basis, whether or not there are specific signs that they have suffered a loss of value.

Gains or losses on disposal of an intangible asset are calculated as the difference between the disposal value and the carrying value of the asset and are booked to the income statement at the time of the disposal.

Goodwill

The goodwill deriving from the acquisition of subsidiaries, associates or joint ventures is initially booked at cost and represents the higher amount that the purchaser was prepared to pay compared with its share of the company's net fair value based on identifiable amounts of current and potential assets and liabilities. After initial recording, goodwill is no longer subject to amortisation; instead, it is subjected to annual impairment testing to see if it has lost value. If impairment testing indicates that the book value of goodwill is in excess of its real value, it gets written down with a charge to the income statement. Goodwill relating to associates is included in their carrying value.

In particular, the AEM Group thought it best to reconsider the business combination which involved the acquisition of 33% of the investment in Metroweb S.p.A. and the simultaneous sale of the investment in Fastweb S.p.A. in June 2003.
In this connection, it is worth mentioning that IFRS 3 does not regulate acquisitions of minority interests by a parent company. Moreover, the deal is considered a "non-monetary transaction" as AEM S.p.A. bought the stake in Metroweb S.p.A. previously held by e.Biscom S.p.A. (now called Fastweb S.p.A.) and sold its investment in the "previous" Fastweb S.p.A. to e.Biscom S.p.A. for a net value in AEM's favour, which was paid for in e.Biscom S.p.A. convertible bonds. Transactions of this kind are treated by International Accounting Standards in the recently published draft of IFRS 3, which confirms the plan to converge with US GAAP on this matter. "Non-monetary transactions" between related parties are treated by US GAAP as "equity transactions". Any goodwill arising from such transactions following the purchase of an investment is cancelled by the contra-entry of the capital gain generated on the sale of the other investment forming part of the same deal.

At the date of acquisition, any goodwill that arises is allocated to each of the cash generating units that are expected to benefit from the synergies deriving from the

acquisition. Any loss of value is identified by means of valuations based on the ability of each unit to generate cash flows to recoup the part of the goodwill that was allocated to it, using the same methods as were explained in the section on property, plant and equipment. If the value that can be recouped by a cash generating unit is less than the amount of goodwill allocated to it, the loss in value is recorded. This loss in value is not written back even if the reasons for it no longer exist.

Long-term construction contracts in progress

Long-term construction contracts currently in progress are valued on the basis of the contractual fees that have accrued with reasonable certainty, according to the stage of completion (or "cost to cost") method, so as to allocate the revenues and net result of the contract to the individual periods to which they belong, in proportion to the progress being made on the project. Any difference, positive or negative, between the value of the contracts and the advances received is booked respectively to the asset or liability side of the balance sheet.
In addition to the contractual fees, contract revenues include any variants, price revisions and incentive awards to the extent that probably represent actual revenues that can determined with a reasonable degree of reliability. Ascertained losses are recognised independently of the stage of completion of the contracts.

Inventories

Inventories of materials and fuel are valued at the lower of weighted average cost and market value at the period-end. Weighted average cost is determined for the period of reference and for each inventory code. Weighted average cost includes any additional costs (such as sea freight, customers charges, insurance, lay or demurrage days in the purchase of fuel) relating to purchases during the period. Inventories are constantly monitored and, whenever necessary, technologically obsolete stocks are written down with a charge to the income statement.

Financial instruments

The AEM Group has adopted IAS 32 and 39 from January 1, 2005.
Financial instruments include investments that are available for sale and other non-current financial assets such as securities that are expected to be held to maturity, non-current receivables and loans, trade and other receivables originated by the company and other current financial assets such as cash and cash equivalents.
Assets held for trading also form part of financial instruments.

Cash and cash equivalents include bank deposits, readily negotiable securities used as temporary investments of surplus cash and financial receivables due within three months.

Financial instruments also include financial payables, trade and other payables, as well as derivatives (receivable and payable).

Their initial valuation includes issue costs or the transaction costs directly attributable to the purchase.

Purchases and sales of financial assets and liabilities are accounted for as of the transaction date.

The fair valueis calculated according to the following hierarchical scale:

1. *Market value*
   The reference market has to be unrestricted and active, with prices made available to the public on a regular and continuous basis. If there is more than one market that can provide a price for the object to be valued, the most convenient one is chosen.
2. *Using the prices of similar assets and liabilities*
   If a market price is not available, the prices of similar assets and liabilities are used.
3. *Methods of valuation*
   In the absence of reliable prices, the fair value is determined by means of generally accepted valuation models and techniques that can make a reasonable estimate of the market value, such as discounted cash flow (DCF) and option pricing.
4. *At cost*
   In the event that none of the above approaches are applicable, the only point of reference that remains is cost.

Subsequent valuation depends on the class to which the instrument belongs.

- Cash and cash equivalents, which are short-term financial commitments convertible into cash which are well-known and subject to immaterial risk of value fluctuations in a period not exceeding 90 days, including ready cash, and are shown at their face value; for the purposes of the consolidated cash flow statement, cash is shown net of bank overdrafts at the balance sheet date.
- Assets held for trading are shown at fair value, booking any changes in value to the income statement.
- Assets available for sale, including investments, are shown at fair value. Any gains or losses that arise are booked directly to an equity reserve and then charged to income when the assets disposal of. In particular, when the fair value of investments cannot be reasonably determined, they are valued according to the other methodologies envisaged by IFRS or at cost, adjusted for any permanent losses in value, the effect of which is charged to the income statement. The risk deriving from any

losses in excess of the book value of the investment is booked to a special provision to the extent to which the investor has undertaken to meet the legal or implicit obligations vis-à-vis the investee enterprise or, in any case, to cover its losses.

- Current financial assets that the Company intends to hold until maturity are valued at amortised cost, using the original effective interest rate and discounting the cash flows back to the balance sheet date at the same rate.
- Other financial liabilities are valued at amortised cost, while the costs incurred to obtain loans and any issue premiums or discounts are used to adjust the nominal value of the loan. Financial costs are calculated according to the effective interest rate method. The fair value option foreseen in the "*Amendments to IAS 39 Financial Instruments: Recognition and Measurement*" published by the IASB in June 2005 has been applied from January 1, 2005 solely to the bond loan issued by AEM S.p.A. in October 2003: management is of the opinion that this amendment will be approved before the end of the year and therefore applicable from January 1, 2005.
- Assets and liabilities that are being hedged by derivatives are shown at fair value if it is the price risk that is being hedged (i.e. fair value hedges), at amortised cost or at fair value if it is the future cash flows that are being hedged (i.e. cash flow hedges).
- The AEM Group holds derivatives to hedge its exposure to the risk of changes in the price of commodities, exchange rates and interest rates. In line with Group policy, no derivatives are taken out purely for speculative purposes. In the event that such transactions, even if stipulated to hedge risks, do not satisfy the effectiveness test for derivatives foreseen by IAS 39, they are shown at fair value, booking at gain or loss to the income statement. In accordance with IAS 39, hedging derivatives can only be treated according to the methods laid down for hedge accounting when: a) there is a formal designation and documentation for the hedging relationship at the start of the hedge; b) the hedge is expected to be highly effective; c) the effectiveness can be reliably measured; and d) the hedge is highly effective during various accounting periods for which it was designated. The hedging derivatives that hedge the risk of fluctuations in the fair value of the instruments being hedged (fair value hedges, e.g. hedging changes in the fair value of fixed-interest assets/liabilities), are booked at fair value with the effects being reflected in the income statement; in the same way, the instruments being hedged are adjusted to reflect changes in the fair value associated with the risk being hedged. When the derivatives hedge the risk of changes in the cash flows generated by the instruments being hedged (cash flow hedges, e.g. hedging the variability of the cash flows generated by floating-rate assets/liabilities because of fluctuations in interest rates), any variations in the fair value are initially booked to equity and subsequently charged to the income statement in

line with the economic effects produced by the hedged transaction. If a hedging instrument is closed, but the transaction being hedged has not yet taken place, the accumulated gains and losses remain in the equity reserve and are only transferred to income when the transaction is finalised. If the transaction being hedged is no longer considered probable, the gains and losses still to be realised and booked to the equity reserve are transferred immediately to income.
Changes in the fair value of derivatives that do not satisfy the conditions to qualify as hedges are booked to the income statement.

- Receivables and payables originated by the Company are valued at amortised cost and the valuation takes account of the collectibility of the receivables. In particular, trade receivables that fall due within the normal trading terms do not get discounted and are booked at cost (i.e. their face value), net of any impairment losses that are charged to income. The collectibility of receivables and the need for any writedowns are reassessed on a quarterly basis. Trade payables that fall due within the normal trading terms do not get discounted and are booked at cost (i.e. their face value).

Trade payables

Trade payables that fall due within the normal trading terms do not get discounted and are booked at cost (i.e. their face value).

Financial liabilities

The AEM Group has adopted IAS 32 and 39 from January 1, 2005. From that date, financial liabilities, with the exception of derivatives, are initially booked at cost, which corresponds to the fair value of the liabilities net of transaction costs directly attributable to issuance of the liability in question.
After initial recognition, financial liabilities are valued at amortised cost using the original effective interest rate method. The valuation of financial liabilities protected by fair value hedges is adjusted to reflect any changes in fair value associated with the risk being hedged.

Discontinued operations and assets held for sale

Discontinued operations and assets held for sale include assets (or groups of assets being disposed of) whose book value will be recovered principally by being sold off rather than being continuously used. Assets held for sale are valued at the lower of net book value and fair value, net of selling costs.

In accordance with IFRS, the figures for discontinued operations are shown as follows:

- in two specific balance sheet items: assets held for sale and liabilities related to assets held for sale;
- in one specific income statement item: net profit (loss) on discontinued operations and assets held for sale.

Employee benefits

Guaranteed employee benefits paid on or after termination of employment through defined-benefit plans (energy discount, health care or other benefits) or long-term benefits (fidelity bonus) are recognised in the period when the right accrues.
The liability relating to defined-benefit plans, net of any assets that exist to service the plan, is determined on the basis of actuarial assumptions and booked on an accrual basis in line with the work needed to be done to obtain the benefits; the liability is valued by independent actuaries.
Gains and losses arising from the actuarial calculation are charged to the income statement as a cost or as income; the Group does not apply the so-called "corridor method".

Provisions for risks and charges

The provisions for risks and charges concern costs of a particular nature that definitely or probably exist, but which at the balance sheet date are uncertain in terms of amount or timing. Such provisions are recognised when there is a current liability (legal or implicit), deriving from a past event, if it is likely that resources will have to be spent to satisfy the liability and it is possible to make a reasonable estimate of the amount of the liability.
Provisions are booked for an amount that represents the best estimate of the Mount that the Company would have to pay to extinguish the liability, or to transfer it to third parties, as of the balance sheet date. If the effect of discounting is significant, the provisions are calculated by discounting expected future cash flows at a pre-tax discounting rate that reflects a current market valuation of the cost of money over time. If discounting is applied, the increase in the provision due to the passing of time is booked as a financial expense. If the liability relates to property, plant and equipment (e.g. dismantling and restoring industrial sites), the provision is booked as a contra-entry to the asset to which it refers; the expense is then charged to the income statement through the process of depreciating the asset in question.

Treasury shares

Treasury shares are booked as a reduction of equity. The par value of the treasury shares is booked as a reduction of the issued share capital, while the excess purchase/sale value compared with the par value is deducted from other reserves.

Grants

Grants, both from public entities and from external private entities, are booked at fair value when there is reasonable certainty that they will be received and that the Company will be able to comply with the terms and conditions for obtaining them.
Grants received to help cover specific expenses are booked to other liabilities and credited to the income statement on a systematic basis over the accounting periods needed to match the related costs.
Contributions received to help cover the cost of specific items of property, plant and equipment are booked either as a direct reduction of the assets concerned, or to other liabilities and credited over the period of depreciation of the assets to which they refer.
Operating grants (given to provide the company with immediate financial aid or as compensation for costs or losses incurred in a previous accounting period) are charged in their entirety to the income statement as soon as the conditions for booking the grants are satisfied.

Revenues

Revenues are recognised to the extent that it is possible to establish their fair value on a reliable basis and it is probable that the related economic benefits will be enjoyed. Depending on the type of transaction, revenues are recognised on the basis of the following specific criteria:

- revenues from the sale of goods are recognised when the principal risks and benefits of owning the goods have been transferred to the buyer;
- revenues from the provision of services are recognised according to the stage of completion based on the same criteria as for contract work in progress. If it is impossible to establish the value of revenues on a reliable basis, they are recognised up to the amount of the costs incurred, providing they are expected to be recovered.

In particular, revenues for the sale and transport of electricity and gas are recognised at the time that the energy is supplied or the service rendered, even if they are still to be invoiced, and determined by integrating those based on pre-established meter-reading calendars with suitable estimates. These revenues are based, when applicable, on the tariffs and related tariff restrictions foreseen by current law

and by the Italian Authority for Electricity and Gas and equivalent organisation abroad in force during the period of reference.

Interest

Interest income and expense are booked on an accruals basis according to the interest accruing on the net value of the related financial assets and liabilities at the effective interest rate.

Dividends

Dividend income is recognised when it is established that the shareholders have a right to receive payment.

Financial charges

Financial charges are recognised in the period in which they are incurred.

Income taxes

Current income taxes for the period are based on an estimate of taxable income and in compliance with current tax regulations; account is also taken of the fact that the Company now files for tax on a Group basis.
Deferred tax assets and liabilities are calculated on the temporary differences between the balance sheet figures shown in the consolidated financial statements and the corresponding figures for tax purposes. Deferred tax assets have also been recognised on the carry-forward tax losses of the companies that do not file on a Group basis. Deferred tax assets are only booked when it is likely that they will be recovered; in other words, when it is expected that sufficient taxable profits will be earned to absorb the asset.
The recoverability of deferred tax assets is reviewed at each period-end.

Use of estimates

When preparing the consolidated financial statements and notes according to IFRS, the Company makes estimates and hypotheses that have an effect on the assets and liabilities shown in the accounts and on the information regarding contingent assets and liabilities at the balance sheet date. The actual results could differ from these estimates. Estimates are used to calculate provisions for bad and doubtful receivables, obsolete and slow-moving goods, depreciation and amortisation, asset writedowns, employee benefits, taxes, restructuring and other provisions. These estimates and hypotheses are reviewed periodically and all changes are reflected immediately in the income statement.

Comments on the financial statements of the Group

1. Balance sheet

The scope of consolidation of the AEM Group at June 30, 2005 is the same as at December 31, 2004 and includes all subsidiaries, consolidated line-by-line, as well as Plurigas S.p.A. and Edipower S.p.A., which are consolidated on a proportional basis. Starting from 2005, Zincar S.r.l. no longer forms part of the scope of consolidation and is carried at equity. 30% of Ecodeco S.r.l. was acquired during the period and is carried at equity.

The balance sheet at June 30, 2005 shows total assets of 4,741,486 thousand euro and total liabilities of 3,144,296 thousand euro; shareholders' equity amounts to 1,597,190 thousand euro.
Net profit for the period came to 145,045 thousand euro.

ASSETS

A) NON-CURRENT ASSETS

A1) PROPERTY, PLANT AND EQUIPMENT

The following table summarises the main categories of net property, plant and equipment:

thousands of euro	06.30.2005	12.31.2004
Land	25,885	25,885
Buildings	240,893	239,404
Plant and machinery	2,467,758	2,494,906
Industrial and commercial equipment	3,770	4,908
Other property, plant and equipment	12,816	13,420
Construction in progress and advances	265,099	230,485
Leasehold improvements	2,439	2,711
Leased assets	43,320	44,033
Total property, plant and equipment	**3,061,980**	**3,055,752**

Property, plant and equipment amount to 3,061,980 thousand euro (3,055,752 thousand euro at December 31, 2004) and grow by 6,228 thousand euro due to:

- capital expenditure and advances to suppliers during the period under review, 85,650 thousand euro, including 9,750 thousand euro as capitalised labour costs;
- elimination of the assets of Zincar S.r.l. following its deconsolidation during the period under review, 35 thousand euro;

- the disposal of assets for 4,478 thousand euro, net of accumulated depreciation;
- the writedown of assets for 4,553 thousand euro, net of accumulated depreciation;
- the depreciation charge for the period of 70,356 thousand euro.

As regards the property, plant and equipment transferred by the parent company to the subsidiaries during 1999, for consolidation purposes we have eliminated the transfer gains, being the difference between the book value of the assets transferred and their appraisal value established by the experts appointed by the Court in connection with the transfer of the fibre-optic network to the subsidiary Metroweb S.p.A. and of the power transmission, power distribution, and natural gas and heat distribution businesses to AEM Trasmissione S.p.A., AEM Elettricità S.p.A. and AEM Gas S.p.A., respectively.

Note that "Plant and machinery" includes the costs involved in the obligatory environmental restoration of the thermoelectric production areas of Edipower S.p.A., for 3,277 thousand euro. These costs have been discounted and the effect of this is reflected in the income statement under financial charges.

Capital expenditure

Capital expenditure during the period mainly concerned the following assets:

Buildings

Capital expenditure amounted to 613 thousand euro and involved the buildings of the South and West Receiver stations, the Lambrate, Mosè Bianchi, Trento and Caracciolo substations, the "Casa dell'Energia" in Piazza Po, the Famagosta cogeneration plant and the warehouse in Via Gonin. In addition, works have been carried out on the buildings in Grosio (SO), San Donà di Piave (VE) and the Fusino (SO) shelter.

Plant and machinery

a) Hydroelectric production plants

Expenditure on the hydroelectric plants came to 414 thousand euro, mainly on replacing the rotors and sheathing of the Braulio (SO) plant, installation of auto-

matic systems at the Premadio (SO) plant, and enlarging the remote control and remote meter-reading systems.

b) Thermoelectric production plant

Expenditure on the thermoelectric production plants consisted of 872 thousand euro on strategic spare parts for the Cassano d'Adda (MI) power station.
The Group's share of Edipower S.p.A.'s capital expenditure amounts to 347 thousand euro.

c) Heating production plants

Expenditure in this sector totalled 2,111 thousand euro and was for upgrading the cogeneration points in the Tecnocity and Famagosta areas of Milan and the heat exchange plants in Figino and Sesto San Giovanni (MI).

d) Transport lines

Capital expenditure amounted to 352 thousand euro and mainly involved work on the high tension lines and the plants at the Cassano power station.

e) Transformation stations

Capital expenditure amounted to 500 thousand euro.
Work was carried out on the North, South and West Receiver stations and on the primary cabins at Lambrate, Porta Volta, Porta Vigentina and Musocco.

f) Electricity distribution networks

Work was carried out during the period for 9,552 thousand euro.
It related mainly to extensions to the medium and low voltage network, renovation of the transformer and isolator cabins and upgrading of internal systems. In addition, work was carried out on the Gadio, San Dionigi and Mugello substations, on remote control plants of medium and low voltage primary cabins, as well as on the remote meter-reading plants. These mainly concerned the extension of telephone lines and medium and low voltage lines in Valtellina and of telecommunication networks in the Milan offices.

g) Gas distribution network

Work was carried out during the period for 11,711 thousand euro.

The main activities, geared to maintenance of the network and the acquisition of new residential and district heating users, concerned the laying of medium and low pressure pipes and fitting risers and measuring devices. In addition, new network cabins, new cathode protection equipment and remote plant control systems were installed.

h) Heat distribution network

Expenditure amounted to 1,898 thousand euro and was mainly for the development of district heating networks in the Sesto San Giovanni (MI) and Milan areas (Tecnocity, Famagosta, Rogoredo, Figino and Bovisa).

i) Telecommunications networks

Capital expenditure amounting to 2,917 thousand euro mainly concerned excavation work and the building of the cable duct infrastructure and the purchase and laying of fibre-optic cables.

Industrial and commercial equipment

New equipment and mobile phones have been purchased for 424 thousand euro.

Other property, plant and equipment

New furniture, fittings, office machines and assets with a unit value of less than 516 euro were purchased for a total of 605 thousand euro.

Transferable assets

Capital expenditure amounted to 174 thousand euro and concerned modification of the inlet basins of the Lovero plant.

Construction in progress

a) Buildings

Expenditure for 1,665 thousand euro mainly concerned the buildings in the Bovisa, Orobia and Canavese areas, the buildings of the North and South Receiver stations, the secondary cabin at Via Acquabella and the plant at Cassano d'Adda. In addition, civil engineering works were carried out on the cogeneration plant in Novate Milanese, the warehouse in Via Gonin, Milan, was revamped and the "Casa dell'Energia" in Piazza Po, Milan, enlarged.

b) Electricity production plants

Work in progress totalled 42,404 thousand euro.
As regards hydroelectric production, works have been performed on the Braulio, Stazzona, Grosio and Grosotto plants for total capital investment of 10,178 thousand euro. In addition, works continued on expanding the Premadio plant and installing new control panels at the San Giacomo dam and in the Conca Fallata district of Milan.
Expenditure on the thermoelectric production plants amounted to 13,296 thousand euro and mainly involved engineering works on the new Group 6 at the Cassano d'Adda power station.
The Group's share of the capital expenditure by Edipower S.p.A. comes to 18,930 thousand euro, which refers mainly to repowering projects at the Chivasso and Turbigo power stations.

c) Heating production plants

Work in progress totalling 77 thousand euro relates to completion of the cogeneration plants at Novate Milanese and in the Bovisa district of Milan.

d) Transport lines

Work in progress amounts to 243 thousand euro and refers essentially to works on the high tension installations at the North, South and West receiver stations and Gadio substations in Milan.

e) Transformation stations

Work in progress amounts to 286 thousand euro and refers essentially to the plants of the North, South and West Receiver stations and to the primary cabins in Lambrate, Porta Venezia, Porta Vigentina, Porta Volta and Musocco in Milan.

f) Electricity distribution networks

Expenditure amounted to 587 thousand euro and mainly refers to works carried out on the Po, Suzzani, San Dionigi, Brunelleschi, Gadio and Ponzio substations, on the Pergolesi and Savona secondary cabin and ongoing work on the remote control system of primary plants and of the transformer and isolator cabins.

g) Gas distribution network

Work in progress totalled 68 thousand euro and relates to the construction of a new 1st stage cabin in Novate Milanese.

h) Heat distribution network

Work in progress in this sector totalled 887 thousand euro and concerned ongoing expansion of the district heating network in the areas of Figino, Famagosta, Sesto San Giovanni and Linate.

i) Other property, plant and equipment

Work in progress totalled 514 thousand euro and relates to the installation of new IT equipment.

j) Advances

Advance payments for the construction of property, plant and equipment show an increase of 1,052 thousand euro due to engineering works for the new No. 6 Unit at the Cassano d'Adda power station.

k) Transferable assets

The main activity in this segment was the ongoing work for the new Viola Canal, consolidation works for the San Giacomo dam and on the forced conduit at Grosotto for a total of 5,192 thousand euro.

Leasehold improvements

Capital expenditure amounted to 185 thousand euro and refers to works on the building in Via della Signora and on the premises of the new call centre in Sondrio.

Disposals

Disposals of property, plant and equipment, which net of accumulated depreciation, amounted to 4,478 thousand euro, mainly refer to disposal of part of the plant at the Grosio power station, the write-off of capitalised costs relating to the remote control building in Orobia, the disposal of a transformer at the South Receiver station, disposal of cable ducts, transformation and isolator cabins, medium and low voltage cables, internal plant in the places where they are used, underground pipelines, risers and measuring devices no longer considered functional for the business, as well as the sale of instruments, IT equipment and three motor vehicles, as well as the disposal of some prefabricated buildings in San Donà di Piave (VE).

Writedowns

Writedowns, for a total of 4,553 thousand euro, concern plant elements at the Cassano, Grosio and Fraele power stations, as well as certain receiver stations and substations, no longer considered of use to the business, but not yet disposed of during the period.

Accumulated depreciation

thousands of euro	06.30.2005	12.31.2004
Accumulated depreciation	988,341	918,777

Accumulated depreciation amounts to 988,341 thousand euro after the charge for the period of 70,356 thousand euro and covers 26.1% of the gross value of plant, machinery and other installations in use at June 30, 2005. The amount of this reserve essentially reflects the fact that the transfer of the power transmission, distribution and sale businesses and the gas and heat distribution and sale business from AEM S.p.A. to its subsidiaries took place after the financial statements were closed, which meant that the assets were booked in the balance sheets of the transferee companies net of accumulated depreciation.

Depreciation of property, plant and equipment is calculated on the basis of percentages that reflect the residual useful life of the assets.

The minimum and maximum percentages applied by category are:

• buildings	1.0% - 12.5%
• production plant	1.0% - 33.3%
• transport lines	1.4% - 100.0%
• transformation stations	1.8% - 33.3%
• distribution networks	1.4% - 33.3%
• miscellaneous equipment	3.3% - 100.0%
• mobile phones	100.0%
• furniture and fittings	10.0% - 12.5%
• electric and electronic office machines	10.0% - 33.3%
• vehicles	10.0% - 25.0%
• leasehold improvements	12.5% - 33.3%

The assets freely transferable on expiry of the concession (hydroelectric plants) are depreciated on the assumption that the concessions will be renewed for another thirty years; this renewal has also been taken into consideration for concessions that have already expired at the date of these consolidated financial statements.
AEM S.p.A. is of the opinion that this time horizon adequately reflects the useful life attributed to transferable assets and that this is supported by current regulations. Indeed, the Ministry of Industry's Decree 79/1999 foresees that hydroelectric concessions can be renewed for thirty years from the expiry date, on condition that the concession holder has a plan to boost productivity of the plants concerned.
If the original useful life of property, plant and equipment gets changed due to strategic policy decisions that alter certain underlying assumptions, such as the introduction of plans that involve replacing certain items of plant and machinery, the assets concerned are then depreciated on the basis of their new residual useful life.

Note that at the date of this half-yearly report:

- no financial charges had been capitalised;
- there were no mortgages or other encumbrances on the Group's assets;
- there were no orders issued for the purchase of assets;
- there were no assets that were completely inactive, nor any assets fully depreciated but still in use.

"Property, plant and equipment" are summarised in attachment no. 1 of the notes. It indicates for each item opening balances, changes for the period, closing balances and accumulated depreciation.

A2) Investment property

There was no investment property in the consolidated financial statements of the AEM Group at June 30, 2005.

A3) Intangible assets

thousands of euro	Balance at 06.30.2005	Balance at 01.01.2005	IAS change 01.01.2005	Balance at 12.31.2004
Industrial patents and intellectual property rights	10,348	11,475		11,475
Concessions, licences, trademarks and similar rights	11,655	11,937		11,937
Goodwill	125,494	126,394		126,394
Assets in process of formation	6,398	3,274		3,274
Other intangible assets	1,646	1,906	(2,027)	3,933
Total intangible assets	**155,541**	**154,986**	**(2,027)**	**157,013**

At June 30, 2005 intangible assets amounted to 155,541 thousand euro (157,013 thousand euro at December 31, 2004), net of amortisation charges for a total of 2,661 thousand euro; they refer to the capitalisation of the following deferred charges and intangible assets:

- industrial patents and intellectual property rights, 10,348 thousand euro (11,475 thousand euro at December 31, 2004), concern the capitalisation of costs incurred for the purchase of software licences for limited and unlimited periods of time. Such costs are amortised on a straight-line basis over three years;
- concessions, licences, trademarks and similar rights total 11,655 thousand euro (11,937 thousand euro at December 31, 2004) and include costs for the purchase of software licences for a limited period; they are amortised on a straight-line basis over three years; costs relating to gas distribution concessions in neighbouring municipalities to Milan and transit rights for the fibre-optic network, amortised over the residual life of the concessions;
- goodwill arising on the acquisition of the business unit from Enel Distribuzione S.p.A. by AEM Elettricità S.p.A., which took place on November 1, 2002 for 123,984 thousand euro, amounts to 125,494 thousand euro (126,394 thousand euro at December 31, 2004) and is mainly for title to the concessions for the distribution of electricity in Milan and Rozzano; goodwill arising on the acquisition by the parent company AEM S.p.A. of a majority interest in the subsidiary Serenissima Gas S.p.A., on line-by-line consolidation of the subsidiaries AEM

Calore & Servizi S.p.A. and Serenissima Energia S.r.l. and on proportional consolidation of Edipower S.p.A.;

- assets in process of formation amount to 6,398 thousand euro (3,274 thousand euro at December 31, 2004) and refer to the cost of developing new applications software currently being completed and utilisation rights for the network not yet used by Metroweb S.p.A.;
- other intangible assets, 1,646 thousand euro (3,933 thousand euro at December 31, 2004), concerning expenses to modify users' installations to work with natural gas, costs for the transformation of municipal heating plants to natural gas and costs for the transformation and installation of heating plant owned by customers.

  Such costs are amortised on a straight-line basis over three years.

Intangible assets at June 30, 2005 decreased by 1,472 thousand euro compared with December 31, 2004, as a result of:

- reclassification, 2,027 thousand euro, on January 1, 2005, of the costs involved in issuing the bond loan and to obtain the Mediobanca loan, as a reduction of "Due to banks" as foreseen by IAS 39;
- capital expenditure during the period under review of 4,101 thousand euro;
- the write-off of 900 thousand euro of goodwill relating to the purchase of the investment in AEM Calore & Servizi S.p.A. following the agreement with the seller Siemens Building Technologies A.G. (now called Siemens Schweiz A.G.) which reduced the purchase price;
- other changes during the period for 15 thousand euro;
- the amortisation charge for the period of 2,661 thousand euro.

Note that at the date of this half-yearly report:

- there were no mortgages or other encumbrances on the Group's assets;
- there were no purchase commitments for intangible assets;
- all of the intangible assets had a defined useful life with the exception of goodwill, which has an indefinite useful life.

At June 30, 2005 goodwill amounted to 125,494 thousand euro and related to the following acquisitions:

thousands of euro	Balance at 06.30.2005
Enel Distribuzione S.p.A.'s business	109,520
Serenissima Gas S.p.A.	9,497
AEM Calore & Servizi S.p.A.	3,897
Edipower S.p.A.	2,154
Serenissima Energia S.r.l.	426
Total	**125,494**

The various accounts making up this item are subject to impairment testing on First-Time Adoption of IAS/IFRS (January 1, 2004) and subsequently once a year, as foreseen by IAS 36.

The recoverable amount of the goodwill shown in the financial statements has been estimated by using either the fair value or the value in use by each cash generating unit, depending to the circumstances.

The fair value of a cash generating unit is the amount, based on the best information available, that would be obtainable from the sale of the unit in a bargained transaction between knowledgeable, willing parties.

The value in use of a cash generating unit is the discounted present value of estimated future cash flows expected to arise from the continuing use of the unit, and from its disposal at the end of its useful life.
The value in use has been determined by using the Discounted Cash Flow method, which involves estimating the future cash flows and discounting them at an appropriate rate.

The following table shows the goodwill allocated to the individual cash generating units, the segment that the individual cash generating units belong to, the type of recoverable amount, the discount rates used and the time horizon of the cash flow projections.

CGU thousands of euro	Segment	06.30.2005 €/000	Recoverable amount	WACC (Weighted Average Cost of Capital)	Period of cash flows
AEM Elettricità S.p.A.	Networks	109,520	Value in use	6.72% (1)	27 years
Serenissima Gas S.p.A.	Networks	9,497	Fair value		
AEM Calore & Servizi S.p.A.	Market	3,897	Value in use	6.72% (1)	21 years
Edipower S.p.A.	Production	2,154	Value in use	4.00% (2)	21 years
Serenissima Energia S.r.l.	Market	426	Fair value		

(1) Pre-tax discount rate applied to future cash flows
(2) After-tax discount rate applied to future cash flows

Cash generating unit: AEM Elettricità S.p.A.

The goodwill arising on the acquisition on November 1, 2002 of a business unit of Enel Distribution S.p.A. by AEM Elettricità S.p.A., amounting to 109,520 thousand euro, was tested for impairment at the time of First-Time Adoption of IAS/IFRS (January 1, 2004) and then subsequently on an annual basis. After impairment testing, the value of this goodwill was allocated to the cash generating unit AEM Elettricità S.p.A., which is included in the Networks Area (its primary segment). No impairment loss was identified as a result of this test.

The recoverable amount of the cash generating unit AEM Elettricità S.p.A. was determined on the basis of its value in use. The following elements were taken into consideration in determining the value in use:
- future cash flows for a period of five years estimated by management, based on the most recent forecasts;
- cash flows after the fifth year and up to expiry of the concession for the distribution of electricity in Milan and Rozzano estimated assuming a zero growth rate;
- the terminal value on expiry of the concession estimated for prudence sake as the sum of the net book value of property, plant and equipment, net working capital and provisions.

The assumption of including a terminal value in the calculation of value in use depends on the fact that when the concession expires, the service will be award-

ed to the new concessionary on the basis of a public tender, the methods, conditions and criteria of which will be regulated in accordance with art. 9, para. 2 of Decree 79/99, including the remuneration of the investments carried out by the previous concessionary.

The assumptions underlying the calculation of the value in use of the cash generating unit AEM Elettricità S.p.A. are as follows:

• *Gross Margin* (1)	40%
• Growth rate (2)	0%
• Pre-tax discount rate (3)	6.72%

Management has prepared its gross margin forecasts on the basis of reasonable and tenable assumptions that reflect the value of the cash generating unit in its current conditions, which also represent the best possible estimate of the economic conditions that are likely to exist over its residual useful life. The discount rate used is a pre-tax discount rate, which reflects current market valuations for the present value of money and specific risks related to the business.

Cash generating unit: AEM Calore & Servizi S.p.A.

The goodwill arising on line-by-line consolidation of AEM Calore & Servizi S.p.A., amounting to 3,897 thousand euro, was tested for impairment at the time of First-Time Adoption of IAS/IFRS (January 1, 2004) and then subsequently on an annual basis. After impairment testing, the value of this goodwill was allocated to the cash generating unit AEM Calore & Servizi S.p.A., which is included in the Market Area (its primary segment). No impairment loss was identified as a result of this test.

The recoverable amount of the cash generating unit AEM Calore & Servizi S.p.A. was determined on the basis of its value in use. The following elements were taken into consideration in determining the value in use:

- future cash flows for a period of five years estimated by management, based on the most recent forecasts;
- cash flows after the fifth year and up to the year 2024, estimated assuming a zero growth rate;
- the terminal value in 2025 estimated for prudence sake as the sum of the net book value of property, plant and equipment, net working capital and provisions.

(1) Average gross margin as a percentage of revenues in the first five years.
(2) Average rate of growth used to extrapolate the cash flows after the fifth year.
(3) Pre-tax discount rate applied to future cash flows.

The assumptions underlying the calculation of the value in use of the cash generating unit AEM Calore & Servizi S.p.A. are as follows:

- *Gross Margin* (1) 10.5%
- Growth rate (2) 0%
- Pre-tax discount rate (3) 6.72%

Management has prepared its gross margin forecasts on the basis of reasonable and tenable assumptions that reflect the value of the cash generating unit in its current conditions, which also represent the best possible estimate of the economic conditions that are likely to exist over its residual useful life. The discount rate used is a pre-tax discount rate, which reflects current market valuations for the present value of money and specific risks related to the business.

Goodwill of Serenissima Gas S.p.A. and Serenissima Energia S.r.l.

The goodwill arising on line-by-line consolidation of the subsidiaries Serenissima Gas S.p.A. and Serenissima Energia S.r.l., amounting to 9,923 thousand euro, was tested for impairment at the time of First-Time Adoption of IAS/IFRS (January 1, 2004) and then subsequently on an annual basis, based on the best information available to management to reflect the amount that would be obtainable from the sale of the companies in a bargained transaction between knowledgeable, willing parties.

The value in use of the cash generating units has been determined by means of the binding offer method, where the lower of the offers is higher that the sum of the two companies' net equity and goodwill arising from consolidation.

Goodwill of Edipower S.p.A.

The goodwill arising on proportional consolidation of the investment in Edipower S.p.A., amounting to 2,154 thousand euro, was tested for impairment at the time of First-Time Adoption of IAS/IFRS (January 1, 2004) and then subsequently on an annual basis. After impairment testing, the value of this goodwill was allocated to the cash generating unit Edipower S.p.A., which is included in the Production Area (its primary segment). No impairment loss was identified as a result of this test.

(1) Average gross margin as a percentage of revenues in the first five years.
(2) Average rate of growth used to extrapolate the cash flows after the fifth year.
(3) Pre-tax discount rate applied to future cash flows.

The recoverable amount of the cash generating unit Edipower S.p.A. was determined on the basis of its value in use. The following elements were taken into consideration in determining the value in use:

- future cash flows for a period of twenty years estimated by management, based on the most recent forecasts;
- the terminal value in 2025 estimated for prudence sake as the sum of the net book value of property, plant and equipment, net working capital and provisions.

The discount rate used is an after-tax discount rate (4%), which reflects current market valuations for the present value of money and specific risks related to the business.

Intangible assets and changes during the period are analysed in attachment 2 of the explanatory notes.

A4) Investments

A4 – 1) Investments in subsidiaries

Investments in subsidiaries amount to 5 thousand euro and refer to the investment in G-Ficompta S.r.l. (now called Transalpina di Energia S.r.l.).

A4 – 2) Investments in associates valued at equity

Investments in associates, valued under the equity method, amount to 85,040 thousand euro and increase by 70,484 thousand euro with respect to the end of the previous year. This rise is essentially attributable to the acquisition of 30% of Ecodeco S.r.l..

The following table shows the changes for the period:

Investments in associates thousands of euro	
Amount at December 31, 2004	**14,556**
Changes for period:	
– acquisitions	70,454
– revaluations	145
– writedowns	(176)
– reclassifications	86
– other changes	(25)
Total changes at June 30, 2005	**70,484**
Amount at June 30, 2005	**85,040**

The changes for the period mainly concerned:

- in April, the acquisition for 70,454 thousand euro of 30% of Ecodeco S.r.l., an industrial holding company belonging to the Ecodeco Group which operates in Italy and other European countries in the production of electricity from waste incineration and biogas and in the treatment and disposal of waste. This value has been tested for impairment without giving rise to any need for a writedown. The call option for the other 70% of the shares in Ecodeco S.r.l. has been valued at zero, based on an estimate of its fair value.
- the reclassification of the investment in Zincar S.r.l. for 86 thousand euro, following the sale of 51% of share capital to the Municipality of Milan and 12% to Unione del Commercio del Turismo dei Servizi e delle Professioni of the Province of Milan. At June 30, 2005 AEM S.p.A. holds 37% of the company, which is carried at equity;
- other changes (–25 thousand euro) as AEM S.p.A. no longer has the indirect investment in Guidami S.r.l., in which Zincar S.r.l. has a 25% interest;
- revaluations of 145 thousand euro following the consolidation of Zincar S.r.l. and Mestni Plinovodi d.o.o. at equity;
- the writedown of the net equity of Malpensa Energia S.r.l. for 101 thousand euro and of Società Servizi Valdisotto S.p.A. for 75 thousand euro.

With reference to the investment in Mestni Plinovodi d.o.o., AEM S.p.A. has taken a commitment in favour of Simest S.p.A., a minority shareholder of Mestni Plinovodi d.o.o., to buy 50% of the interest currently held by Simest S.p.A. (17.543%) on June 30, 2009. The purchase price has been irrevocably agreed between the parties, as the higher between the cost incurred by Simest S.p.A.

for the acquisition of the investment (1,500 thousand euro) and the company's net equity at June 30, 2009.

A5) Other non-current financial assets

A5 – 2) Current financial assets held to maturity

At June 30, 2005 these total 81 thousand euro, the same as at December 31, 2004. This caption includes government securities or securities guaranteed by the government, maturing beyond one year, which AEM S.p.A. intends to hold up to their natural maturity.
During the period under review the company did not make any writedowns for permanent impairment of value.

A5 – 3) Other loans and receivables originated by the company

This item includes medium/long term receivables from subsidiaries outstanding at June 30, 2005 and totals 1,188 thousand euro (1,055 thousand euro at December 31, 2004). They relate to the loan granted to the associated company Alagaz S.p.A. to carry out the "Methanisation of Porgolovo" project in St Petersburg, which shows an increase of 133 thousand euro compared with December 31, 2004 following a revaluation to adjust the balance to the euro/dollar exchange rate at June 30, 2005.

A5 – 4) Financial assets available for sale

This item, which totals 283,366 thousand euro (374,297 thousand euro at December 31, 2004), shows the following changes:

Financial assets available for sale thousands of euro	
Amount at December 31, 2004	**374,297**
Change on application of the new IAS/IFRS at January 1, 2005	133,909
Changes for period:	
– acquisitions	
– sales	(285,603)
– revaluations	61,667
– writedowns	(904)
– reclassifications	
– other changes	
Total changes at June 30, 2005	**(224,840)**
Amount at June 30, 2005	**283,366**

At January 1, 2005, on application of IAS 39, the value of the investments in listed companies was adjusted to their fair value for a total of 133,909 thousand euro. These changes related to: the investment in ATEL SA for 85,413 thousand euro; the investment in Fastweb S.p.A. for 48,158 thousand euro; the investment in AEM Torino S.p.A. for 338 thousand euro.

The changes for the period mainly concerned:

- the sale of 6,696,424 shares in Fastweb S.p.A. (formerly e.Biscom S.p.A.) for 285,603 thousand euro, including both the purchase cost and the revaluation to fair value on January 1, 2005;
- the revaluation to fair value, for 60,200 thousand euro, of the investment in ATEL SA;
- the revaluation, for 1,467 thousand euro, of the investment in AEM Torino S.p.A. to adjust it to fair value at June 30, 2005;
- the revaluation, for 904 thousand euro, of the unsold shares in Fastweb S.p.A. to adjust them to fair value at June 30, 2005.

The investments included under long-term financial assets, both consolidated and non-consolidated, and the investments carried at equity or at cost are listed in attachments 3 and 4 to the explanatory notes.

A6) Non-current derivatives

Extraordinary charges at June 30, 2005 amount to 431 thousand euro and refer to the valuation of thecommodity price hedge taken out by Plurigas S.p.A..
Details on derivatives are provided in the section on "Other information".

A7) Deferred tax assets

This caption amounts to 152,760 thousand euro (116,217 thousand euro at December 31, 2004) and refers to amounts due from the tax authorities for deferred tax assets (IRES and IRAP), deriving from temporary differences between the net profit shown in the financial statements and taxable income, which will reverse in future years.
Deferred tax assets have been calculated on the basis of the tax rates expected to be in force when the temporary differences that generated them will reverse.
The adjustments made as a result of adopting IAS 32 and 39 led to the recognition of deferred tax liabilities with the contra-entry being booked to the transition reserve as part of equity for 15,790 thousand euro, raising the opening value of this item to 132,007 thousand euro at January 1, 2005.

A8) Other non-current receivables

thousands of euro	Balance at 12.31.2004	Changes for the period	Balance at 06.30.2005
Other non-current receivables			
– due from personnel	269	(74)	195
– guarantee deposits	1,537	107	1,644
Total	**1,806**	**33**	**1,839**

Other non-current receivables amount to 1,839 thousand euro (1,806 thousand euro at December 31, 2004) and refer:

- for 195 thousand euro to amounts due from personnel (269 thousand euro at December 31, 2004) for loans to employees;
- for 1,644 thousand euro to guarantee deposits (1,537 thousand euro at December 31, 2004).

No writedowns were made to non-current receivables as it is believed that they will be collected in full.

B) Current assets

B2) Inventories

At June 30, 2005 inventories amount to 82,225 thousand euro. The following table gives a breakdown of this item along with the changes compared with December 31, 2004 and those that arose on application of IAS/IFRS at January 1, 2005:

thousands of euro	Balance at 12.31.2004	Change IAS 01.01.2005	Changes for the period	Balance at 06.30.2005
Raw, ancillary and consumable materials:				
– materials and appliances	10,227		663	10,890
– inventory obsolescence reserve	(468)		(534)	(1,002)
	9,759		129	9,888
– fuel	48,582	5,402	9,131	63,115
– other	4,337		(4,337)	
Total raw, ancillary and consumable materials	**62,678**	**5,402**	**4,923**	**73,003**
Contract work in progress	12,293		(3,662)	8,631
Advances to suppliers			591	591
Total	**74,971**	**5,402**	**1,852**	**82,225**

Changes in inventory reserves were as follows:

thousands of euro	Balance at 12.31.2004	Provision	Utilisations	Other changes	Balance at 06.30.2005
Inventory obsolescence reserve	(468)	(534)			(1,002)

Inventories of materials increased by 129 thousand euro with respect to December 31, 2004.

Group inventories of fuel, totalling 63,115 thousand euro, mainly refer to the group's portion of inventories belonging to Plurigas S.p.A., consolidated on a proportional basis, as well as to fuel held by the subsidiary AEM Trading S.r.l.. At January 1, 2005 the inventories of fuel held by Plurigas S.p.A. were revalued by

5,402 thousand euro following the adjustment of the variable intrinsic component of inventories (fair value hedge) in accordance with IAS.
Other inventories are equal to zero, whereas at December 31, 2004 they amounted to 4,337 thousand euro and related to green certificates held by AEM Trading S.r.l..

The book value of materials in inventory was written down to current value by means of an obsolescence reserve.
This reserve, which at June 30, 2005 amounted to 1,002 thousand euro (468 thousand euro at December 31, 2004), was set aside to write down materials that are slow-moving in the medium term, as well as those that are considered obsolete.

The weighted average cost of materials in inventory does not differ substantially from their current value at the end of the period; in fact, this value is 104 thousand euro higher than the figure shown in the financial statements at June 30, 2005.
Fuel inventories are valued at the lower of weighted average cost and market.

At the end of the period, contract work in progress amounts to 8,631 thousand euro (12,293 thousand euro at the end of the previous year) and refers for 4,629 thousand euro to the work in progress on behalf of the Municipality of Milan for the refurbishment and upgrading of the city's urban illumination and traffic light systems by AEM Elettricità S.p.A.; 2,866 thousand euro for the development performed by Metroweb S.p.A. of an integrated telecommunications system for the Lombardy Region and for other telecommunications operators; 1,136 thousand euro for works carried out by AEM Calore & Servizi S.p.A..

At the balance sheet date, there were no mortgages or other encumbrances on the Group's inventories.

B3) Current financial assets

B3 – 2) Current financial assets held to maturity

At June 30, 2005 these amount to 3 thousand euro, the same as at the end of last year, and relate to fixed interest bonds.

B4) Current derivatives

Following the adoption of IAS 39 on January 1, 2005, the effect of outstanding derivatives has been booked to assets for 30,689 thousand euro, made up as follows:

- 28,198 thousand euro for the valuation of derivatives hedging the interest rate risk on the debt for the bond loan and on the debt owed to Cassa Depositi e Prestiti;
- 2,344 thousand euro for the valuation of derivatives hedging the risk of changes in the market value of Fastweb's shares;
- 147 thousand euro for the valuation of commodity price hedges, especially for fluctuations in the oil component of gas prices.

At June 30, 2005 this caption amounts to 64,516 thousand euro and is made up of:

- 47,808 thousand euro for the valuation of the derivatives hedging interest rate risk on the bond loan;
- 8,984 thousand euro for the valuation of the derivatives hedging fluctuations in commodity prices;
- 7,724 thousand euro for the valuation at fair value of part of the derivatives stipulated for the current year on differential contracts with Acquirente Unico S.p.A..

Compared with January 1, 2005, there has been an increase in the derivative hedging the bond loan following its adjustment to fair value at June 30, 2005, an increase in the valuation of the commodity hedges, while the valuation of the derivative hedging the market price of the shares in Fastweb S.p.A. was eliminated following their sale, as was the valuation of the derivative on the debt to Cassa Depositi e Prestiti as its fair value at the end of the period was negative.
Details on derivatives are provided in the section on "Other information".

B5) Taxes receivable

At June 30, 2005 this caption amounts to 19,017 thousand euro (65,815 thousand euro at December 31, 2004) and refers principally to: the VAT receivable from the tax authorities; the tax credit caused by the difference between advance payments of IRES and IRAP during the period and the balance due for the period; amounts due from the tax authorities in relation to advance payments of IRPEF deducted from severance indemnities accrued in favour of employees on the books at the end of 1997 and paid over by the parent entity to the tax authorities, partly in July

and partly at the end of November 1997, as well as in 1998; the credit due from the Treasury for advance payments of tax on gas and electricity consumption billed to users.

B6) Trade and other receivables

B6 – 1) Receivables from customers

This caption, which totals 488,440 thousand euro (507,227 thousand euro at December 31, 2004), net of the related reserve for bad and doubtful accounts of 10,647 thousand euro, is entirely collectible within one year and is made up of:

thousands of euro	Balance at 12.31.2004	Changes for the period	Balance at 06.30.2005	Receivables due Within one year	Beyond 1 and up to 5 years	Beyond 5 years
Receivables from customers	420,282	9,480	429,762	429,762	–	–
Receivables from customers for invoices to be issued	94,253	(24,928)	69,325	69,325	–	–
Total receivables from customers	**514,535**	**(15,448)**	**499,087**	**499,087**	–	–
Reserve for bad and doubtful accounts	**(7,308)**	**(3,339)**	(10,647)	**(10,647)**	–	–
Total	**507,227**	**(18,787)**	488,440	**488,440**	–	–

Changes in the reserve adjusting the value of receivables for the sale of power and services are shown in the following table:

thousands of euro	Balance at 12.31.2004	Provision	Utilisations	Other changes	Balance at 06.30.2005
Reserve for bad and doubtful accounts from users and customers	7,308	3,435	(8)	(88)	10,647

Receivables for the sale of power and services, for a total of 499,087 thousand euro (514,535 thousand euro at December 31, 2004), decreased by 15,448 thousand euro including the reserve for bad and doubtful accounts. This decrease is mainly attributable to the seasonable nature of electricity and gas sales which led to a significant reduction in the exposure to customers at June 30, 2005 compared with the end of the year.

At June 30, 2005 the reserve for bad and doubtful accounts amounted to 10,647 thousand euro, an increase of 3,339 thousand euro compared with the end of the previous year as a result of the provisions and utilisations of the period and other changes. This reserve is considered adequate to cover the risk.

B6 – 2) Receivables from affiliates

Due from parent company

At June 30, 2005 the receivables from the Municipality of Milan total 77,129 thousand euro (86,316 thousand euro at December 31, 2004). These show a decrease of 9,187 thousand euro compared with the end of the previous year, essentially due to lower receivables for the supply of electricity by AEM Elettricità S.p.A..
No writedowns were made as it is believed that they will be collected in full.

Receivables from associates

Receivables from associates amount to 1,076 thousand euro (1,845 thousand euro at December 31, 2004). This item comprises receivables for materials and services already invoiced and to be invoiced. Receivables from associates mainly refer to Società Servizi Valdisotto S.p.A., Malpensa Energia S.r.l. and e-Utile S.p.A. They essentially derive from commercial relationships, they are all collectible within one year and mainly concern sales of power, materials and appliances, miscellaneous services, and rent. At June 30, 2005, they decreased by 769 thousand euro, compared with December 31, 2004.
No writedowns were made as it is believed that they will be collected in full.

B6 – 4) Other receivables

thousands of euro	06.30.2005	12.31.2004
Other receivables	**60,712**	**37,165**
of which:		
– due from Electricity Equalisation Fund	47,609	17,151
– advances to suppliers	190	2,430
– due from personnel	218	229
– miscellaneous receivables	12,695	17,355

This item totals 60,712 thousand euro (37,165 thousand euro at December 31, 2004) and refers to:

- receivables of 47,609 thousand euro from the Electricity Equalisation Fund which have increased by 30,458 thousand euro and refer mainly to receivables of the subsidiary AEM Elettricità S.p.A. for contributions deriving from the application of raw material equalisation mechanisms and revenues from the sale of electricity to residential customers (A.E.E.G. resolution 5/04), as well as to the contribution for late payment on the part of users; reimbursement of the equalisation on the tax on hydroelectric yield paid in advance by AEM S.p.A. in 2001 as a result of the Authority issuing resolution 73/05 (which defined the price of wholesale electricity on the free market in 2001); repayments, as per resolution 227/02, of ancillary charges relating to the injection into the network of green certificates relating to 2003 for the production of electricity from fossil fuel for the captive market by AEM Trading S.r.l.; reimbursements to AEM Gas S.p.A., of the "beta" compensation component;
- advances to suppliers of 190 thousand euro (2,430 thousand euro at December 31, 2004);
- 218 thousand euro due from personnel (229 thousand euro at December 31, 2004);
- miscellaneous receivables of 12,695 thousand euro (17,355 thousand euro at December 31, 2004) mainly regarding receivables from third parties in the form of compensation for damages caused to plants and receivables from social security institutions. Receivables from third parties for compensation of damages caused to plants are written down by the provision for specific risks totalling 341 thousand euro and by the reserve for bad and doubtful accounts for damage compensation, amounting to 24 thousand euro, in order to bring them into line with their realisable value.

There were no changes in the reserve for bad and doubtful accounts for miscellaneous receivables, which is made up as follows:

thousands of euro	Balance at 12.31.2004	Provision	Utilisations	Other changes	Balance at 06.30.2005
Provision for specific risks writing down receivables from third parties for damage compensation	341	–	–	–	341
Reserve for bad and doubtful accounts for damage compensation	24	–	–	–	24

B7) Liquid funds

B7 – 1) Bank and postal deposits

Cash at bank at June 30, 2005 amounts to 188,593 thousand euro and decreased by 31,556 thousand euro with respect to the end of the year 2004.
Cash at bank includes interest accrued but not yet credited at the period-end. The decrease in bank deposits is part of the policy to reduce short-term bank borrowings.

B7 – 2) Cash and cash equivalents

Cash in hand not yet deposited in the bank current account at June 30, 2005 amounts to 334 thousand euro (143 thousand euro at December 31, 2004).

B8) Assets pertaining to future periods

These amount to 17,209 thousand euro (24,392 thousand euro at December 31, 2004) and refer to income pertaining to the period but collectible in future periods, and costs incurred before the closure of the period but pertaining to future periods.
On 1 January 2005, in application of IAS 39, the the issue deficit of the AEM S.p.A. bond loan maturity 2013 was deducted from the value of the loan for 1,029 thousand euro; similarly, the commissions on the loans of Edipower S.p.A. were deducted from the amounts due to banks for 4,184 thousand euro.

Changes during the period are analysed in the following table:

thousands of euro	Balance at 12.31.2004	Changes FTA 01.01.2005	Changes for the period	Balance at 06.30.2005
Assets pertaining to future periods	24,392	(5,213)	(1,970)	17,209

LIABILITIES AND EQUITY

A) Shareholders' equity

Shareholders' equity, which at June 30, 2005 amounts to 1,597,190 thousand euro, is detailed in the table below:

thousands of euro	06.30.2005	12.31.2004
Equity pertaining to the Group:		
Share capital	936,025	936,025
(Treasury shares)	(22,756)	(35,025)
Legal reserve	85,152	77,465
Other reserves	330,233	129,402
Retained earnings	119,151	64,210
Net profit for the year		209,648
Net profit for the period	145,045	
Total equity pertaining to the Group	**1,592,850**	**1,381,725**
Minority interests	4,340	3,450
Total shareholders' equity	**1,597,190**	**1,385,175**

A1) Share capital

At June 30, 2005 the share capital totals 936,025 thousand euro and consists of 1,800,047,400 shares with a unit value of 0.52 euro each.

A3) Treasury shares

At June 30, 2005 this caption shows a negative balance of 22,756 thousand euro and refers to 14,841,850 treasury shares purchased during the previous year and the period under review, net of the sale of 7,909,605 treasury shares to purchase the investment in Ecodeco S.r.l..

A4) Legal reserve

At June 30, 2005 it amounts to 85,152 thousand euro. The increase compared with the financial statements for the year ended at December 31, 2004 is equal to 7,687 thousand euro and is attributable to the allocation to this reserve of 5% of the previous year's net profit, as required by article 2430 of the Italian Civil Code.

A5) Other reserves

IAS/IFRS transition reserve

This reserve, amounting to 15,650 thousand euro at June 30, 2005 (–67,234 thousand euro at December 31, 2004), includes the cumulative effects of revaluations and writedowns deriving from first-time application of international accounting standards.
The negative balance at December 31, 2004 of 67,234 thousand euro reflected the adjustments deriving from the application of IAS/IFRS at January 1, 2004. At January 1, 2005, this reserve showed a positive balance of 61,765 thousand euro due to the first-time application of IAS 32 and 39. At June 30, 2005, this reserve decreased by 46,115 thousand euro following the sale of Fastweb shares during the period under review.

IAS reserves

At June 30, these total 64,848 thousand euro (zero balance at December 31, 2004) and include all the impacts of the valuations carried out after first-time adoption of IAS/IFRS.

Other reserves:

Extraordinary reserve

This totals 249,541 thousand euro (196,442 thousand euro at December 31, 2004) and is made up of:

- 233,393 thousand euro (180,294 thousand euro at the end of the previous year) from allocation of part of the undistributed retained earnings of AEM S.p.A.; the increase of 53,099 thousand euro is due to allocation of part of 2004 earnings for 51,428 thousand euro and the gain on sale of treasury shares for 1,731 thousand euro;
- 16,148 thousand euro, being the surplus that arose in 1997 on the Provision for specific risks, which was created by using the entire share premium established on transformation of AEM from a municipal electricity company into a joint-stock company.

Consolidation reserve

This totals 191 thousand euro (unchanged since December 31, 2004) and refers essentially to retained prior year earnings of the associates.

Other reserves

At the period end this amounts to 3 thousand euro of previous years' dividends waived by certain shareholders.

A6) Retained earnings

This caption shows a positive balance of 119,151 thousand euro (64,210 thousand euro at December 31, 2004) and includes consolidation adjustments to values booked in previous years' financial statements of group companies, and retained earnings and losses carried forward by subsidiaries.

A7) Net profit for the period

Net profit amounts to 145,045 thousand euro.

A8) Minority interests

At June 30, 2005 this totals 4,340 thousand euro (3,450 thousand euro at December 31, 2004) and represents the portion of capital, reserves and net result pertaining to minority interests of Serenissima Gas S.p.A. and Serenissima Energia S.r.l..

The minority interests in AEM Elettricità S.p.A., AEM Gas S.p.A., AEM Trasmissione S.p.A. and AEM Energia S.p.A. are not significant, as AEM S.p.A. holds 99.99% of their share capital.

B) LIABILITIES

B1) Non-current liabilities

B1 – 1) Medium/long-term loans

Non-convertible bonds

thousands of euro	Balance at 12.31.2004	Changes FTA 01.01.2005	Changes for the period	Balance at 06.30.2005
Non-convertible bonds	500,000	31,800	12,650	544,450

This item totals 544,450 thousand euro (500,000 thousand euro at December 31, 2004) and refers to the non-convertible bond loan issued by AEM S.p.A. in

October 2003 and placed on the international Eurobond market. The bond loan has a duration of 10 years and pays an annual coupon of 4.875%. The bond loan only foresees the usual standard clauses, Negative Pledge and Events of Default, by way of guarantees.

On January 1, 2005 this caption increased by 31,800 thousand euro, due to the following movements: the valuation at fair value as of January 1, 2005 (+34,167 thousand euro), in application of IAS 39, as revised, partially offset by the reclassification, deducted directly from the value of the loan, of the issue deficit (–1,028 thousand euro) and related expenses (–1,339 thousand euro).
The increase at June 30, 2005, of 12,650 thousand euro, refers to the valuation at fair value of the bond loan as of that date.
Details on derivatives are provided in the section on "Other information".

Non-current payables to banks

These total 678,556 thousand euro (872,877 thousand euro at December 31, 2004) and include 104,000 thousand euro maturing beyond five years and relating to amounts due to banks by the AEM Group and 20% of the amounts due by Edipower S.p.A..
Details on amounts due to banks are provided in the section on "Other information".

Due to other providers of finance

Medium/long-term amounts due to other providers of finance amount to 275,272 thousand euro (317,621 thousand euro at December 31, 2004), of which 105,874 thousand euro maturing beyond five years. This caption mainly refers to the loan granted by Cassa Depositi e Prestiti to AEM Elettricità S.p.A., in connection with the acquisition of the business from Enel Distribuzione S.p.A. The decrease of 42,349 thousand euro since December 31, 2004 is due to the reclassification to current liabilities of the amount maturing in 2006.
Details on amounts due to other providers of finance are provided in the section on "Other information".

Derivatives

At June 30, 2005 these amount to zero, whereas at January 1, 2005 they amounted to 644 thousand euro in application of the new international accounting stan-

dards; they refer to the valuation of the commodity price hedge taken out by Plurigas S.p.A..
Details on derivatives are provided in the section on "Other information".

Finance lease payables

At June 30, 2005 these total 38,191 thousand euro (40,658 thousand euro at December 31, 2004) of which 612 thousand euro due beyond five years.This caption mainly relates to amounts due to leasing companies for the sale and lease-back operation carried out in 2001 on the building in Corso di Porta Vittoria, Milan. The decrease of 2,467 thousand euro is due to repayments made during the period.

B1 – 2) Deferred tax liabilities

At June 30, 2005 these amount to 207,331 thousand euro (146,579 thousand euro at December 31, 2004). The following table shows the changes for the period:

thousands of euro	Balance at 12.31.2004	Changes FTA 01.01.2005	Changes for the period	Balance at 06.30.2005
Deferred tax liabilities	146,579	12,155	48,597	207,331

At January 1, 2005 there were deferred tax liabilities of 12,155 thousand euro, following the adjustments made for the adoption of IAS 32 and 39.

This caption includes the changes made to the financial statements of the individual companies to eliminate interference on the part of adjustments and provisions made solely for tax purposes ("defiscalisation"); in particular, they refer to higher amortisation and depreciation in order to avoid unjustified fiscal penalisations and the provision for deferred tax liabilities of all companies of the AEM Group for IRES and IRAP, which will be in force at the time the temporary differences that generated them reverse.
The increase of 48,597 thousand euro mainly relates to the allocation of the half-year results.

B1 – 3) Provisions for severance indemnities and employee benefits

At June 30, 2005 this item amounts to 158,165 thousand euro (161,140 thousand euro at December 31, 2004) and is made up of:

- Provisions for severance indemnities

  This amounts to 70,187 thousand euro (70,211 thousand euro at December 31, 2004) and includes the total liability for severance indemnities accrued by employees on the books at June 30, 2005, net of advances as per article 1 of Law 297 of May 29, 1982. It also includes the liability for payments in lieu of notice accrued by entitled employees, hired before February 1, 1983 and still on the payroll at the end of the period.

  In line with IAS 19, this item has been determined according to the "projected unit credit method" which calculates the liability in proportion to the years of service already matured at the balance sheet date, compared with the total period of service that could be rendered.

  The main assumptions used in the actuarial estimate of the severance indemnity provision are as follows:

thousands of euro	2005	2004
Discount rate	4.5%	4.5%
Rate of increase in labour cost	3.0%	3.0%

- Provision for employee benefits

  This amounts to 87,978 thousand euro (90,929 thousand euro at December 31, 2004) and is made up of:

  - 8,740 thousand euro (8,762 thousand euro at December 31, 2004) for the present value, calculated on an actuarial basis, of payments in lieu of notice which are accruing and will be paid to employees who are entitled to them on termination of their employment; The methods of calculating the amount of this provision are already in line with the requirements of IAS 19;
  - 37,064 thousand euro (38,496 thousand euro at December 31, 2004), being a provision for the present value, based on actuarial calculations, of the liability to retired former employees, who are entitled to a supplementary pension out of the Premungas fund, and to employees whose entitlement is currently accruing. The reserve at June 30, 2005 is considered adequate for the risk to which it refers. The methods of calculating the amount of this provision are already in line with the requirements of IAS 19;

- 42,174 thousand euro (43,671 thousand euro at December 31, 2004) for the discounts that employees receive on electricity and gas and the additional months' pay which relates to the fidelity bonus.

The discount rate applied to employee benefit provisions is 4.5%, the same as at December 31, 2004.

Changes for the period are shown below:

thousands of euro	Balance at 12.31.2004	Provision	Utilisations	Reclassification	Other changes	Balance at 06.30.2005
Severance indemnities	69,791	4,060	(3,128)	(72)	(884)	69,767
Payments in lieu of notice	420					420
Provision for employee benefits	90,929	143	(3,079)		(15)	87,978
Total	**161,140**	**4,203**	**(6,207)**	**(72)**	**(899)**	**158,165**

B1 – 4) Provisions for charges and risks

At June 30, 2005 these provisions total 96,685 thousand euro (82,137 thousand euro at December 31, 2004) and include:

- potential charges relating to an outstanding dispute with local entities regarding local taxes and outstanding disputes with social security institutions of 55,763 thousand euro (33,460 thousand euro at December 31, 2004);
- the provision made to cover the risk deriving from reintegration of resolution 20/04 of the Authority for Electricity and Gas relating to tariffs for the sale of electricity to the captive market, 15,100 thousand euro (same as at December 31, 2004);
- provisions for outstanding disputes with personnel and third parties and potential liabilities related to operations, 25,822 thousand euro (24,587 thousand euro at December 31, 2004); the increase is attributable to new disputes deriving from operations.

The provision of 8,990 thousand euro made last year by AEM Elettricità S.p.A., as an estimate of the charge deriving from the equalisation of distribution tariffs has been reclassified to payables to the Electricity Equalisation Fund and is expected to be settled before the end of 2005.

See "Other information" for details on the EC infringement procedure.

These reserves showed the following movements during the period:

thousands of euro	Balance at 12.31.2004	Provision	Utilisations	Other changes	Balance at 06.30.2005
Provision for specific risks	82,137	25,115	(1,233)	(9,334)	96,685

B1 – 5) Other non-current liabilities

At June 30, 2005 they amount to 91,751 thousand euro (89,387 thousand euro at December 31, 2004) and refer to the payables due to the financing shareholders of Edipower S.p.A. in relation to the put options for the 4% pertaining to AEM S.p.A., including accrued interest for the period.

B2) Current liabilities

B2 – 1) Trade and other payables

Advances

Guarantee deposits and advance payments from customers come to 73,672 thousand euro and show a decrease of 1,075 thousand euro on December 31, 2004. The decrease is due to the following movements: on the one hand, the deconsolidation Zincar S.r.l., which at December 31, 2004 showed a balance on this account of 5,610 thousand euro, and the decrease in advances from customers, mainly relating to AEM Trading S.r.l., Plurigas S.p.A. and AEM Energia S.p.A. for a total of 2,763 thousand euro; and, on the other, the increase in deposits paid by customers, especially to Metroweb S.p.A. and AEM Gas S.p.A., as well as higher advance payments paid by the Municipality of Milan for the installation of new urban lighting and traffic light systems for a total of 7,298 thousand euro.

Trade accounts payable

Trade accounts payable at June 30, 2005 total 393,976 thousand euro (461,987 thousand euro at December 31, 2004) and decreased by 68,011 thousand euro compared with the previous year.

Changes in trade accounts payable, which are solely of a commercial nature, are analysed together with their due dates in the following table:

thousands of euro	Balance at 12.31.2004	Changes for the period	Balance at 06.30.2005	Payables due Within one year	Payables due Beyond 1 and up to 5 years	Payables due Beyond 5 years
Trade accounts payable	240,255	(110,493)	129,762	129,762	–	–
Payables to suppliers for invoices to be received	221,732	42,482	264,214	263,616	598	–
Total trade accounts payable	**461,987**	**(68,011)**	**393,976**	**393,378**	**598**	**–**

Foreign trade accounts payable amount to 3,941 thousand euro (4,551 thousand euro at December 31, 2004). The effect of the translation of foreign currency payables at the exchange rate ruling at June 30, 2005 is booked to the income statement.

Trade payables to related parties

Payables to parent entity

Trade payables to the parent entity, due within one year, total 6,578 thousand euro (5,851 thousand euro at December 31, 2004) and relate to the annual fee for exclusive assignment of gas and heat distribution services in the territory of the Municipality of Milan, which is still to be paid, and to municipal taxes which will be settled in the following year.

Payables to associates

At the end of the period these amount to 2,610 thousand euro (2,580 thousand euro at December 31, 2004) and mainly refer to payables for services received from e-Utile S.p.A..

Payables to social security institutions

These amount to 12,102 thousand euro (13,531 thousand euro at December 31, 2004) and show a decline of 1,429 thousand euro with respect to the year ended on December 31, 2004; they concern the Group liability to social security institutions for the month of June 2005, not yet paid at the period-end. These payables are all due within one year.

Other payables

thousands of euro	06.30.2005	12.31.2004
Other payables	**66,773**	**53,364**
of which:		
– due to personnel	11,767	14,271
– due to Electricity Equalisation Fund	22,934	8,801
– payables to others	32,072	30,292

The total amount of this caption comes to 66,773 thousand euro (53,364 thousand euro at December 31, 2004), and concerns:

- payables to personnel for 11,767 thousand euro, with a decrease of 2,504 thousand euro compared with December 31, 2004. It includes the productivity bonus accrued during the period, the charge for holiday accrued but not yet taken at June 30, 2005 and emoluments to the Board of Directors;
- payables to the Electricity Equalisation Fund for 22,934 thousand euro, with an increase of 14,133 thousand euro compared with the end of the previous year, mainly due to system charges included in electricity prices already billed to users, but not yet paid over to the Fund;
- for 32,072 thousand euro (30,292 thousand euro at December 31, 2004), miscellaneous payables to entities and others pertaining to the period and net yet paid, amounts due to the Board of Statutory Auditors, deposit balances not collected by customers and connection contributions not related to costs for the period.

These payables are all due within one year.

B2 – 2) Tax liabilities

The Group's tax liabilities amount to 109,469 thousand euro (17,939 thousand euro at December 31, 2004) with an increase of 91,530 thousand euro mainly due to the increase in payables to the Treasury and to local government entities for the taxes on electricity and gas consumption, higher payables to the Tax Authorities for VAT and income taxes for the period.

These taxes are all due within one year.

B2 – 3) Short-term loans

Current payables to banks

These total 200,879 thousand euro (353,241 thousand euro at December 31, 2004) and refer to current portions of medium-term loans due within one year and to the financing backed by the securities loan of 6,890,000 AEM Torino shares, (1.46% of its share capital) to Mediobanca S.p.A..

Amounts due to banks show a decrease amounting to 152,362 thousand euro compared with the end of the previous year. This decrease is mainly due to repayment of the loan backed by the securities loan of Fastweb (formerly e.Biscom) shares to Mediobanca and Morgan Stanley & Co. International Limited.

Details on amounts due to banks are provided in the section on "Other information".

Due to other providers of finance

Amounts due to other providers of finance amount to 63,524 thousand euro (42,349 thousand euro at December 31, 2004) and refer to the current portion of the loan granted by Cassa Depositi e Prestiti to AEM Elettricità S.p.A. for the acquisition of the business from Enel Distribuzione S.p.A..

Details on amounts due to other providers of finance are provided in the section on "Other information".

Derivatives

Following the adoption of IAS 39 on January 1, 2005, the effect of current derivatives has been booked to liabilities for 12,449 thousand euro, including:

- for 269 thousand euro, the valuation of the derivatives hedging the exchange rate risk on the liability for gas supplies in December of Plurigas S.p.A.;
- for 12,180 thousand euro, the valuation of commodity price hedges, especially for fluctuations in the oil component of gas prices.

At June 30, 2005, this caption amounts to 13,885 thousand euro and is made up of:

- for 1,082 thousand euro, the valuation of the derivatives hedging the interest rate risk on the liability to Cassa Depositi e Prestiti;
- for 12,016 thousand euro, the valuation of the derivatives hedging the commodity prices of Plurigas S.p.A.;

- for 787 thousand euro, the valuation at fair value of part of the derivatives stipulated for the current year on differential contracts with Acquirente Unico S.p.A..

Compared with January 1, 2005 there has been an increase due to the valuation at fair value of the derivatives hedging commodity prices, as well as a negative valuation of the derivative hedging the liability to Cassa Depositi e Prestiti, the valuation of which at January 1, 2005 gave a credit value.
Details on derivatives are provided in the section on "Other information".

Financial payables to related parties:

Financial payables to parent entity

Financial payables to the parent entity, due within one year, total 53,512 thousand euro (76,817 thousand euro at December 31, 2004) and refer to the balance on the current account which regulates financial relations between AEM S.p.A. and the Municipality of Milan; the decrease, amounting to 23,305 thousand euro compared with the financial statements at December 31, 2004 reflects the balance of payments made during the period by the Municipality and of payments/collections relating to services received/rendered.

Financial payables to associates

At June 30, 2005, these total 602 thousand euro and refer to the balance on the current account which regulates financial relations between AEM S.p.A. and Zincar S.r.l..

B2 – 5) Other liabilities

Liabilities pertaining to future periods

At June 30, 2005, they total 56,309 thousand euro and relate to services already invoiced but pertaining to future periods, mainly for Metroweb S.p.A..

Changes during the period are reported in the following table:

thousands of euro	Balance at 12.31.2004	Changes FTA 01.01.2005	Changes for the period	Balance at 06.30.2005
Liabilities pertaining to future periods	40,824	495	14,990	56,309

Guarantees and commitments with third parties

Guarantees received

The guarantees deposited by subcontractors, guarantees issued by credit institutions to ensure proper execution of work, and sureties issued by credit institutions to guarantee contracts relating to the signing of commercial papers amount to 250,579 million euro (216,312 million euro in the previous year).

Guarantees given

These amount to 264,921 thousand euro (360,419 thousand euro at December 31, 2004) and refer to guarantee deposits lodged as security for commitments to third parties and to sureties given.

As regards the investment in Edipower S.p.A., these guarantees include:

- 10,000 thousand euro, for the commitment by AEM S.p.A. to pay in capital and/or make a subordinated loan to guarantee the refinancing of Edipower S.p.A. As part of the refinancing of Edipower S.p.A., AEM S.p.A. issued a guarantee of 40,000 thousand euro in favour of this company to cover any cost overruns, defects liability and performances which Edipower S.p.A. might incur in implementing its repowering plan, and a guarantee of 140,000 thousand euro for the obligations contracted by AEM Trading S.r.l. as part of the tolling agreement stipulated with that company.

The Group has stipulated long-term contracts with third-party entities for the purchase of natural gas.

2. Income statement

1) Revenues

1.1 Revenues from sales

Revenues from sales booked to the consolidated income statement at June 30, 2005 amount to 865,550 thousand euro (787,110 thousand euro at June 30, 2004), and include:

- 185,405 thousand euro (183,219 thousand euro at June 30, 2004) of revenues from the sale of electricity to captive customers connected to the network owned by AEM Elettricità S.p.A. During the period under review, 2,438.2 million kWh (–2.7% compared with June 30, 2004) were sold to the captive market. The increase in revenues (2,186 thousand euro compared with June 30, 2004) is due to the rise in tariff fees resolved by AEEG, partly offset by the decrease in reimbursement from the Electricity Equalisation Fund for the equalisation relating to revenues from residential customers.
- 334,007 thousand euro (261,383 thousand euro in the same period last year) of revenues from the sale of power by the subsidiaries AEM Energia S.p.A. and AEM Trading S.r.l. to eligible end-customers, wholesalers and institutional operators (Acquirente Unico S.p.A., GRTN S.p.A.), in part through sales on the IPEX (Italian Power Exchange) markets. These revenues derive from the sale of 4,818.5 million kWh, an increase on the sales reported in the first half of 2004 (4,082.2 million kWh);
- 72,119 thousand euro (80,492 thousand euro at June 30, 2004) of revenues from the distribution, transport and measurement of electricity to customers connected to the network owned by AEM Elettricità S.p.A.; these are stated net of estimated revenues exceeding the V1 price-cap restriction, as defined in the resolutions of the Authority for Electricity and Gas and net of the estimate for potential liabilities deriving from the equalisation of distribution costs. During the period under review, 3,744.5 million kWh (+3.5% compared with June 30, 2004) were distributed to end-customers. The decrease in revenues (–8,373 thousand euro compared with June 30, 2004) is due to the allocation in this caption of the estimate for potential liabilities deriving from the equalisation of distribution costs, previously booked as provisions to risk reserves, and to the reduction in the revenues admitted for distribution of electricity as per AEEG resolution 135/04;
- 235,438 thousand euro (226,488 thousand euro at June 30, 2004) of revenues from the sale of natural gas. The sale of gas by AEM Energia S.p.A., Serenissima Energia S.r.l. and AEM Trading S.r.l. reached 662.2 million cubic metres (–2.4%);

- 5,760 thousand euro (5,353 thousand euro at June 30, 2004) of revenues from the distribution of natural gas. The volume of gas distributed by AEM Gas S.p.A. and Serenissima Gas S.p.A. came to 777.5 million cubic metres (+0.8%);
- 18,841 thousand euro (18,154 thousand euro at June 30, 2004) of revenues for the sale of heat to users based on the sale of 245.1 million thermal kWh (227.2 million thermal kWh at June 30, 2004);
- 13,980 thousand euro (12,021 thousand euro at June 30, 2004) of revenues from the sale of fuel relating to the sale of coal to other industrial partners of Edipower S.p.A..

1.2 Revenues from services

Revenues for services on behalf of customers and third parties at June 30, 2005 total 78,798 thousand euro (107,646 thousand euro at June 30, 2004) and relate to:

- revenues for services to the general public connected to the networks owned by Group companies for a total of 1,771 thousand euro (2,037 thousand euro at June 30, 2004);
- revenues for services to the Municipality of Milan for the installation and management and construction of public illumination and urban traffic light systems on behalf of the Municipality for a total of 11,638 thousand euro (17,008 thousand euro at June 30, 2004);
- revenues for services on behalf of third parties for a total of 65,389 thousand euro (88,601 thousand euro at June 30, 2004), which refer to:
  - reimbursements from ASM Brescia S.p.A. (6,373 thousand euro) for charges relating to the thermoelectric production at the Cassano d'Adda power station, including a share of running costs and capital expenditure for the period;
  - revenues relating to the fee for transporting energy recognised by the Gestore della Rete di Trasmissione Nazionale S.p.A. to the subsidiary AEM Trasmissione S.p.A. (6,501 thousand euro);
  - revenues from the rent of fibre optic cable by Metroweb S.p.A. (19,720 thousand euro);
  - revenues from heat management and facility management services rendered by AEM Calore & Servizi S.p.A. (28,617 thousand euro);
  - other revenues for miscellaneous services (4,178 thousand euro).

The decrease of 23,212 thousand euro compared with June 30, 2004 is mainly caused by lower revenues from ASM Brescia S.p.A. and lower revenues for servic-

es rendered by Metroweb S.p.A., partly offset by higher services provided by AEM Calore & Servizi S.p.A. and AEM Trasmissione S.p.A..

1.6 Other operating income

At June 30, 2005, other operating income amounts to 83,788 thousand euro (38,061 thousand euro at June 30, 2004) and is made up as follows:

- 8,793 thousand euro (9,959 thousand euro at June 30, 2004) of connection contributions;
- 341 thousand euro (1,450 thousand euro at June 30, 2004) for overprovisions of certain specific risk provisions;
- 74,653 thousand euro (26,652 thousand euro at June 30, 2004) of miscellaneous revenues and income, essentially referring to: out-of-period income for overprovisions in prior years; reimbursements for damages and penalties recognised by users, insurance companies and individuals; sales of appliances and materials; rental income.The increase compared with the same period last year is principally due to higher revenues made by Edipower S.p.A., as well as higher out-of-period income regarding mainly the equalisation of the tax on hydroelectric yield for 2001 which followed publication by AEEG of resolution 73/05 (18,598 thousand euro), adjustments of provisions (5,304 thousand euro) relating to the definitive settlement of trade relations with the Sole Buyer in previous years, the booking of tariff equalisations for consumption in 2001, 2002 and 2003, billed to end-customers after the Authority for Electricity and Gas had defined the new tariff levels with retroactive effect following the outcome of a long legal process (7,306 thousand euro).

2) Other operating income

2.3 Other operating income

This amounts to 6,642 thousand euro and refers to the gain made by AEM Calore & Servizi S.p.A. in the sale of the "National Area" business to Cofathec Servizi S.p.A., effective April 1, 2005.

Revenues at June 30, 2005 include 884 thousand euro relating to commercial transactions carried out during the period with associates, the details of which are shown in the following table:

Revenues - thousands of euro	Società Servizi Valdisotto S.p.A.	Malpensa Energia S.r.l,	Plurigas S.p.A.	e-Utile S.p.A.	Zincar S.r.l.	Mestni Plinovodi d.o.o.	Total
1) Revenues							
• Revenues from sales	24						24
• Revenues for services	25	15	119	175	79	3	416
• Other operating income			110	302	32		444
Total	**49**	**15**	**229**	**477**	**111**	**3**	**884**

3) Operating costs

3.1 Raw materials and consumables used

The cost for purchasing raw and other materials and goods amounted to 508,138 thousand euro (391,394 thousand euro at June 30, 2004). The significant rise (+116,744 thousand euro compared with June 30, 2004) can be explained above all by the increase in purchases of electricity for sale, partly offset by a decrease in consumption for thermoelectrical uses and by the rise in unit purchase costs related to the trend in raw material prices on international markets.

These costs concern:

- costs for the purchase of electricity from other companies for 220,280 thousand euro, and of thermal energy for district heating services for 2,488 thousand euro. The growth in these charges, 119,537 thousand euro compared with the same period last year, relates to total purchases of 3,311 million kWh, +1,423 million kWh compared with first half 2004. This increase is made up of two opposing trends: on the one hand, the purchases by Acquirente Unico S.p.A. of 2,600 million kWh because of its obligation after April 1, 2004 to buy from this company all of the power needed to meet the demand from captive customers connected to the network of AEM Elettricità (whereas previously, a significant part of this demand was met by AEM Group production), as well as the purchase of electricity on Italian Power Exchange (IPEX) markets of 503 million kWh by AEM Trading S.r.l., starting from the period under review; on the other hand, lower purchases by third-party companies to meet demand from eligible end-

customers and wholesalers (amounting to 208 million kWh, versus 612 million kWh in first-half 2004);

- costs for the purchase of fuels, amounted to 292,678 thousand euro (+5,360 thousand euro at June 30, 2004) and are made up of:

thousands of euro	06.30.2005	06.30.2004
Fuel purchase costs	**292,678**	**287,318**
of which:		
– fuel purchase costs for electricity production	148,060	170,885
– gas purchase costs for distribution and sale to customers	126,154	99,378
– fuel purchase costs for heat production	18,464	17,055

The decrease in costs for the purchase of fuels for thermoelectric production is the result of the unplanned stoppages at the Edipower and Cassano thermoelectric plants during the half-year, and partly because of a greater modulation of output depending on market pricing trends; This caption includes coal purchases of 13,278 thousand euro on behalf of industrial partners of Edipower S.p.A.;

- the change in inventories of fuels presents a negative balance of 15,700 thousand euro (–8,422 thousand euro at June 30, 2004), mainly due to higher stocks held by AEM Trading S.r.l., and to higher stocks of natural gas held by Plurigas S.p.A., which are reflected in the financial statements on a proportional basis in line with the shareholding held by AEM S.p.A. (40%);
- costs for the purchase of other fuels, amounted to 390 thousand euro (407 thousand euro at June 30, 2004);
- costs for the purchase of materials, amounted to 8,111 thousand euro, net of capitalised costs relating to investments. The decrease compared with June 30, 2004, amounting to 1,582 thousand euro, is mainly due to lower costs of purchases incurred for ordinary maintenance activities and works on behalf of third parties.

thousands of euro	06.30.2005	06.30.2004
Purchase of materials	19,081	26,569
(Costs capitalised)	(10,970)	(16,876)
Total	**8,111**	**9,693**

- the change in inventories of materials presents a negative balance of 108 thousand euro (–832 thousand euro at June 30, 2004).

3.2 Services

Overall, these amount to 116,963 thousand euro, with a decrease of 3,270 thousand euro compared with June 30, 2004, and refer to:

- charges for the use of electric and gas infrastructure and energy dispatching and regulation charges incurred by AEM Energia S.p.A, AEM Elettricità S.p.A., Plurigas S.p.A. and Edipower S.p.A. for a total of 41,464 thousand euro (42,988 thousand euro at June 30, 2004).
- subcontracted work, as summarised in the table below:

thousands of euro	06.30.2005	06.30.2004
Subcontracted work	76,807	74,024
(Costs capitalised)	(40,425)	(35,039)
Total	**36,382**	**38,985**

These costs refer to activities carried out on behalf of customers and third parties and to maintenance and repairs of company assets, net of capitalised costs, and decreased by 2,603 thousand euro compared with the same period last year.

- other costs for services

thousands of euro	06.30.2005	06.30.2004
Other costs	34,588	33,838
(Costs capitalised)	(953)	(1,233)
Total	**33,635**	**32,605**

These costs, net of capitalised amounts, amounted to 33,635 thousand euro (32,605 thousand euro at June 30, 2004) and increased by 1,030 thousand euro compared with the same period last year.

Statutory auditors' fees paid by AEM S.p.A. and consolidated companies come to a total of 296 thousand euro;

- services from associates for 5,482 thousand euro (5,655 thousand euro at June 30, 2004), net of capitalisations of 3,213 thousand euro. This caption, which is unchanged compared with the same period last year, refers entirely to IT services received from e-Utile S.p.A..

3.3 Change in inventories of finished products and contract work in progress

At June 30, 2005 this caption shows a negative balance of 1,032 thousand euro compared with a positive one of 3,051 thousand euro at the end of the same period last year and is made up of:

- –501 thousand euro the change in contract work in progress of the subsidiary AEM Elettricità S.p.A. due to a lower level of installation of public illumination and traffic light systems;
- –636 million euro for the change in contract work in progress of the subsidiary Metroweb S.p.A. attributable to the development of an integrated telecommunications system for the Lombardy Region;
- 105 thousand euro for the change in contract works of the subsidiary AEM Calore & Servizi S.p.A. due to a lower workload in connection with the revamping of new heating plants.

3.6 Other operating costs

At June 30, 2005, other operating costs total 58,335 thousand euro (41,906 thousand euro at June 30, 2004) and are made up of:

- use of third-party assets of 6,380 thousand euro (4,457 thousand euro at June 30, 2004), including the concessionary fees for the management of gas and district heating services in the area of the Municipality of Milan and other municipalities, car rental fees, rent expenses and software licence fees;
- taxes and water fees of 18,728 thousand euro (17,515 thousand euro at June 30, 2004); the increase in this item is in part attributable to the charge borne by AEM Trading S.r.l. in connection with the right paid on electricity imported from abroad as well as to the rise of the Group charge for ICI;
- for 33,227 thousand euro (19,934 thousand euro at June 30, 2004), other operating expenses, mainly deriving from the purchase by AEM Trading S.r.l. of green certificates, trade association membership fees, out-of-period expenses and underprovisions.

4) Labour costs

At June 30, 2005 labour cost totals 75,538 thousand euro (74,303 thousand euro at June 30, 2004), of which 9,750 thousand euro was capitalised (9,729 thousand euro at June 30, 2004). The increase in labour cost is principally attributable to the

rise in wages and salaries after the renewal of labour contracts that took place after the first half of 2004.

The average number of employees of AEM S.p.A. and the companies consolidated line-by-line is analysed below by grade and type of contract:

	2005					
	Managers	Electricity	Gas	Metal mechanical industry	Commerce	Total
Managers	44	–	–	–	–	44
Supervisors	–	87	40	3	9	139
White-collar workers	–	1,055	551	30	111	1,747
Blue-collar workers	–	515	304	–	54	873
Total	**44**	**1,657**	**895**	**33**	**174**	**2,803**

	2004					
	Managers	Electricity	Gas	Metal mechanical industry	Commerce	Total
Managers	47	–	–	–	–	47
Supervisors	–	92	36	2	15	145
White-collar workers	–	1,068	551	41	113	1,773
Blue-collar workers	–	531	315	7	108	961
Total	**47**	**1,691**	**902**	**50**	**236**	**2,926**

6) Depreciation and amortisation, provisions and writedowns

This caption amounts to 105,803 thousand euro (76,254 thousand euro at June 30, 2004) and is made up of:

- amortisation of 2,661 thousand euro (3,414 thousand euro at June 30, 2004) on the costs incurred for the purchase of software licences for limited and unlimited periods of time, concessions for the distribution of gas in neighbouring municipalities to Milan, transit rights for the fibre-optic network, expenses incurred for the conversion to natural gas of the municipal central heating plants and district heating plants owned by customers;
- depreciation of property, plant and equipment amounting to 70,356 thousand euro (62,704 thousand euro at June 30, 2004), of which 6,945 thousand euro

(5,325 thousand euro at June 30, 2004) for the depreciation of freely transferable assets.
Depreciation is calculated on the basis of rates that reflect the residual useful life of the assets concerned. Freely transferable assets (hydroelectric works) are depreciated over the residual life of the concession, on the assumption that it will be renewed for another thirty years;

- writedowns of property, plant and equipment of 4,553 thousand euro, relating to certain assets of the Cassano d'Adda, Grosio and Fraele power stations and of some receiver stations and substations no longer considered of use to the business, but not yet disposed of during the period;
- provision for bad and doubtful accounts, 3,435 thousand euro (1,136 thousand euro at June 30, 2004), needed to adjust receivables from users and customers to their realisable value;
- provisions for risks of 24,798 thousand euro (8,999 thousand euro at June 30, 2004) made by the Parent Company AEM S.p.A. and Group companies against potential liabilities to social security institutions and by Edipower S.p.A. and Plurigas S.p.A. against risks from ordinary operations.

8) Income/losses from revaluations of financial assets available for sale

8.1 Income from revaluations of financial assets

At June 30, 2005 these amount to 608 thousand euro (1,378 thousand euro at June 30, 2004) and refer for 437 thousand euro to the writeback of the value of AEM Torino S.p.A. based on the average price of the shares in the six months before the period-end; for 38 thousand euro to the writeback of the value of Mestni Plinovodi d.o.o.; for 133 thousand euro to the revaluation of the loan granted to Alagaz S.p.A..

8.2 Losses from revaluations of financial assets

These amount to 36 thousand euro and refer to the writedown of the investment in Fastweb S.p.A., based on the average price of the shares in the six months before the period-end.

9) Gains/losses on financial instruments classified as cash flow hedges

9.2 Charges on hedging instruments

This item amounts to 9,280 thousand euro and refers to the valuation at fair value of the derivatives hedging commodity prices taken out by Plurigas S.p.A..

10) Other gains/losses on derivatives

10.1 Gains on derivatives

At June 30, 2005 these amount to 25,988 thousand euro (4,055 thousand euro at June 30, 2004) and concern the premiums collected on differential contracts for sales of electricity stipulated by AEM Trading S.r.l. with the Sole Buyer for 17,704 thousand euro, gains on the financial derivatives hedging the interest rate risk on the bond for 507 thousand euro and on the loan granted by Cassa Depositi e Prestiti for 53 thousand euro. They also include 7,724 thousand euro of gains deriving from the fair value valuation of the derivatives stipulated for the current year on the differential contracts with Acquirente Unico S.p.A..

10.2 Charges on derivatives

These total 5,064 thousand euro (1,536 thousand euro in the first half of 2004) and refer to the fair value valuation of the financial derivative hedging the loan granted by Cassa Depositi e Prestiti on the books of AEM S.p.A. for 1,107 thousand euro, as well as the charges on the hedging contracts stipulated by Edipower S.p.A. for 3,170 thousand euro. They also include the charges deriving from the fair value valuation of the derivatives stipulated for the current year on the differential contracts with Acquirente Unico S.p.A..

11) Gains/losses on the elimination of financial assets available for sale

11.1 Gains on disposal of financial assets

At June 30, 2005 these total 50,124 thousand euro (268 thousand euro at June 30, 2004) and refer to the gain on the disposal of the investment in Fastweb S.p.A. and Zincar S.r.l..

12) Financial charges

Financial charges total 36,610 thousand euro (37,886 thousand euro at June 30, 2004) and are made up of:

- interest payable to Zincar S.r.l. of 11 thousand euro, relating to interest expense accrued on the current account with the company;
- interest payable to AEM S.p.A.'s parent entity of 703 thousand euro (686 thousand euro in the same period of 2004), relating to interest expense accrued on the current account with the Municipality of Milan which regulates financial relations between AEM S.p.A. and the Municipality. The increase in interest is attributable to the rise in average debt payable to the Municipality of Milan;
- interest payable to others, amounting to 35,896 thousand euro (37,200 thousand euro at June 30, 2004) which includes:
  - interest expense of 463 thousand euro relating to the lease contracts stipulated for the building in Corso di Porta Vittoria;
  - interest on the bond loan of 12,187 thousand euro (12,381 thousand euro in the same period last year) which is the charge for the period on the bond loan issued in 2003;
  - obligatory environmental restoration charges of 108 thousand euro (24 thousand euro at June 30, 2004) due by Edipower S.p.A.;
  - interest on other payables of 23,138 thousand euro (24,795 thousand euro at June 30, 2004), representing interest accrued during the period on the Group's bank borrowings, as well as interest payable by AEM Elettricità S.p.A. on the loan from Cassa Depositi e Prestiti taken out at the time of the purchase of ENEL Distribuzione S.p.A.'s business.

A cash-pooling system was introduced during the period, combining current accounts so as to reduce unutilised cash balances. The Group also made use of securities lending. The steps taken to optimise the Group's financial structure made it possible to reduce financial charges by 1,276 thousand euro compared with the year ended December 31, 2004.

13) Income/losses from financial assets

13.1 Dividend income

Dividend income at June 30, 2005 amounts to 3,105 thousand euro (2,932 thousand euro at June 30, 2004) and refers to the dividends distributed by the compa-

nies in which AEM S.p.A. has an investment: Malpensa Energia S.r.l., Società Servizi Valdisotto S.p.A., ATEL SA, and Emittenti Titoli S.p.A., as well as the dividends distributed by Serenissima Energia S.r.l. and booked by Serenissima Gas S.p.A..

13.2 Income from receivables/securities included in non-current assets

Extraordinary charges at June 30, 2005 amount to 487 thousand euro and refer to interest on the loan of Fastweb shares for 397 thousand euro, interest on fixed-rate securities included in non-current assets and interest accruing on the loan to Alagaz S.p.A..

13.3 Income from receivables/securities included in current assets

Financial income from current assets amounts to 3,194 thousand euro (2,428 thousand euro in the same period of 2004) and is made up of:

- interest on bank deposits, 2,301 thousand euro (1,513 thousand euro at June 30, 2004);
- interest on other receivables, 893 thousand euro (733 thousand euro at June 30, 2004), relating mainly to default interest, interest for late payment charged to users, income for advance payments to suppliers.

At June 30, 2004, this caption included interest on financial investments of 182 thousand euro.

13.4 Exchange gains and losses

This item is showing a negative balance of 202 thousand euro, which is the difference between exchange gains of 652 thousand euro and exchange losses of 854 thousand euro.

15) Gains and losses on valuation of investments at equity

At June 30, 2005, this item shows a negative balance of 68 thousand euro (+55 thousand euro at June 30, 2004) and refers to the lower value attributed to the associates Malpensa Energia S.r.l. (101 thousand euro), Società Servizi Valdisotto S.p.A. (75 thousand euro), carried at equity, partly offset by the revaluation of Zincar S.r.l. (108 thousand euro).

16) Gains and losses on disposal of property, plant and equipment

At June 30, 2005, this item shows a negative balance of 983 thousand euro (+10,403 thousand euro at June 30, 2004) and refers to losses on disposal di fixed assets, principally by AEM Elettricità S.p.A..

20) Income tax expense

At June 30, 2005 income tax amounts to 56,367 thousand euro (70,006 thousand euro at June 30, 2004), made up as follows:

thousands of euro	06.30.2005	06.30.2004
Current taxes	33,648	38,223
Deferred tax assets	(22,612)	989
Deferred tax liabilities	45,331	30,794
Total income tax expense	**56,367**	**70,006**

Income tax for the period is calculated as follows, based on current accounting principles and consolidation policies:

- for 33,648 thousand euro, current taxes for the period, consisting of 25,663 thousand euro for IRES (corporate income tax) and 7,985 thousand euro for IRAP (regional tax on business activities);
- offsetting these amounts, there are –22,612 thousand euro of deferred tax assets. These taxes have also been calculated on temporary differences between the net profit shown in the financial statements and the taxable income of each Group company.
- for 45,331 thousand euro, deferred tax liabilities. These taxes are made up largely of deferred tax liabilities provided for at individual Group company level for provisions made off the books in accordance with the recommendations of art. 109 of Decree 917/86;

25) Group net profit for the period

The Group's share of consolidated net profit, after tax and minority interests of –885 thousand euro (–363 thousand euro at June 30, 2004), amounts to 145,045 thousand euro (137,399 thousand euro at June 30, 2004).

Attachments to the consolidated financial statements

Attachment 1 - Statement of changes in property, plant and equipment

Property, plant and equipment thousands of euro	Balance at 12.31.2004			
	Gross value	Accumulated depre-ciation	Net book value	
Non-transferable assets				
Land	25,885		25,885	
Total land	**25,885**		**25,885**	
Buildings	331,449	(92,045)	239,404	
Total buildings	**331,449**	**(92,045)**	**239,404**	
Plant and machinery				
Production plant	1,280,037	(482,477)	797,560	
Transport lines	50,377	(10,693)	39,684	
Transformation stations	56,545	(8,337)	48,208	
Distribution networks	1,422,991	(214,031)	1,208,960	
Total plant and machinery	**2,809,950**	**(715,538)**	**2,094,412**	
Industrial and commercial equipment				
Miscellaneous equipment	18,655	(13,747)	4,908	
Mobile phones	15	(15)		
Total industrial and commercial equipment	**18,670**	**(13,762)**	**4,908**	
Other property, plant and equipment				
Furniture and fittings	4,194	(2,901)	1,293	
Electric and electronic office machines	21,576	(9,749)	11,827	
Vehicles	1,479	(1,179)	300	
Fixed assets worth less than 516 euro	1,482	(1,482)		
Total other property, plant and equipment	**28,731**	**(15,311)**	**13,420**	
Construction in progress and advances				
Buildings	8,265		8,265	
Production plant	182,331		182,331	
Transport lines				
Transformation stations	284		284	
Distribution networks	5,600		5,600	
Miscellaneous equipment	35		35	
Other property, plant and equipment				
Advances	9,441		9,441	
Total construction in progress and advances	**205,956**		**205,956**	
Total non-transferable assets	**3,420,641**	**(836,656)**	**2,583,985**	
Transferable assets				
Plant and machinery	473,409	(72,915)	400,494	
Transferable assets in construction	24,529		24,529	
Total transferable assets	**497,938**	**(72,915)**	**425,023**	
Leasehold improvements	7,098	(4,387)	2,711	
Total leasehold improvements	**7,098**	**(4,387)**	**2,711**	
Leased assets	48,852	(4,819)	44,033	
Total leased assets	**48,852**	**(4,819)**	**44,033**	

	Changes for the period									Balance at 06.30.2005		
	Additions	Category changes	Other changes	Reclassifications	Disposals		Depreciation	Writedowns	Total changes for the period	Gross value	Accumulated depreciation	Net book value
					Asset value	Accumulated depreciation						
										25,885		25,885
										25,885		25,885
	613	7,179		(422)	(166)	145	(5,734)	(126)	1,489	338,527	(97,634)	240,893
	613	**7,179**		**(422)**	**(166)**	**145**	**(5,734)**	**(126)**	**1,489**	338,527	(97,634)	240,893
	3,744	7,345			(19)	14	(25,924)	(43)	(14,883)	1,291,064	(508,387)	782,677
	352						(1,204)		(852)	50,729	(11,897)	38,832
	500	206			(20)	20	(811)	(4,332)	(4,437)	52,899	(9,128)	43,771
	26,078	3,619		356	(4,823)	503	(26,062)	(52)	(381)	1,448,169	(239,590)	1,208,579
	30,674	**11,170**		**356**	**(4,862)**	**537**	**(54,001)**	**(4,427)**	**(20,553)**	2,842,861	(769,002)	2,073,859
	417	34		(296)	(102)	69	(1,260)		(1,138)	18,708	(14,938)	3,770
	7						(7)			22	(22)	
	424	**34**		**(296)**	**(102)**	**69**	**(1,267)**		**(1,138)**	18,730	(14,960)	3,770
	142						(120)		22	4,336	(3,021)	1,315
	325			8	(17)	15	(923)		(592)	21,892	(10,657)	11,235
					(28)	21	(27)		(34)	1,451	(1,185)	266
	138						(138)			1,620	(1,620)	
	605			**8**	**(45)**	**36**	**(1,208)**		**(604)**	29,299	(16,483)	12,816
	1,665	(7,146)			(82)				(5,563)	2,702		2,702
	42,481	(7,402)		292					35,372	217,703		217,703
	243								243	243		243
	286	(206)							80	364		364
	1,542	(3,619)							(2,077)	3,523		3,523
			(35)						(35)			
	514	(34)							480	480		480
	1,052								1,052	10,493		10,493
	47,783	**(18,407)**	**(35)**	**292**	**(82)**				**29,552**	235,508	0	235,508
	80,099	**(23)**	**(35)**	**(62)**	**(5,257)**	**787**	**(62,210)**	**(4,553)**	**8,746**	**3,490,810**	**(898,079)**	**2,592,731**
	174	153		(11)			(6,911)		(6,595)	473,725	(79,826)	393,899
	5,192	(130)							5,062	29,591		29,591
	5,366	**23**		**(11)**			**(6,911)**		**(1,533)**	**503,316**	**(79,826)**	**423,490**
	185			73	(13)	5	(522)		(272)	7,343	(4,904)	2,439
	185			**73**	**(13)**	**5**	**(522)**		**(272)**	**7,343**	**(4,904)**	**2,439**
							(713)		(713)	48,852	(5,532)	43,320
							(713)		**(713)**	**48,852**	**(5,532)**	**43,320**

Attachment 2 - Statement of changes in intangible assets

Intangible assets thousands of euro	Balance at 12.31.2004			
	Gross value	Amortisation	Net book value	
Industrial patents and intellectual property rights	25,001	(13,526)	11,475	
Concessions, licences, trademarks and similar rights	23,012	(11,075)	11,937	
Goodwill	126,394		126,394	
Assets in process of formation and advances	3,274		3,274	
Other intangible assets	48,917	(44,984)	3,933	
Total intangible assets	**226,598**	**(69,585)**	**157,013**	

	Changes for the period						Balance at 06.30.2005		
	Additions	Category changes	Reclassi-fications	Other changes	Amortisa-tion for the period	Total changes for the period	Gross value	Amorti-sation	Net book value
	330	210	1		(1,668)	(1,127)	25,542	(15,194)	10,348
	334		102		(718)	(282)	23,448	(11,793)	11,655
				(900)		(900)	125,494		125,494
	3,437	(210)	(103)			3,124	6,398		6,398
			(2,027)	15	(275)	(2,287)	46,905	(45,259)	1,646
	4,101	-	(2,027)	(885)	(2,661)	(1,472)	227,787	(72,246)	155,541

Attachment 3 - List of Companies included in the consolidated financial statements and of other investments

Name thousands of euro	Registered office	Currency	Capitale Sociale (*)	
Scope of consolidation				
Metroweb S.p.A.	Milan	Euro	20,180	
Aem Elettricità S.p.A.	Milan	Euro	520,000	
Aem Gas S.p.A.	Milan	Euro	572,000	
Aem Trasmissione S.p.A.	Milan	Euro	76,597	
Aem Energia S.p.A.	Milan	Euro	104	
Aem Service S.r.l.	Milan	Euro	12,405	
Aem Trading S.r.l.	Milan	Euro	99	
Serenissima Gas S.p.A.	Milan	Euro	1,082	
AEM Calore & Servizi S.p.A.	Milan	Euro	1,800	
Serenissima Energia S.r.l.	Milan	Euro	100	
Delmi S.p.A.	Milan	Euro	120	
Plurigas S.p.A.	Milan	Euro	800	
Edipower S.p.A.	Milan	Euro	1,441,300	
Investments in subsidiaries				
G-FICOMPTA S.r.l. (4)	Milan	Euro	10	
Investments in associates				
Mestni Plinovodi d.o.o.	Capodistria (Slovenia)	Euro	15,964	
Malpensa Energia S.r.l.	Segrate (Milan)	Euro	5,200	
Società Servizi Valdisotto S.p.A.	Valdisotto (So)	Euro	5,837	
e-utile S.p.A.	Milan	Euro	482	
Zincar S.r.l.	Milan	Euro	100	
Alagaz S.p.A.	St Petersburg (Russia)	USD	24,000	
Aem-Bonatti S.c.a.r.l. (in liquidation)	Milan	Euro	10	
Utilia S.p.A. (5)	Rimini	Euro	900	
Ecodeco S.r.l.	Milan	Euro	7,468	
Total investments in associates				
Investments in other companies				
Fastweb S.p.A. (formerly e.Biscom S.p.A.)	Milan	Euro	51,552	
Atel Aare - Tessin AG fur Elektrizitat	Olten (CH)	CHF	303,600,000	
A.G.A.M. S.p.A.	Monza	Euro	46,482	
Aem Torino S.p.A.	Turin	Euro	519,461	
ASM S.p.A.	Sondrio	Euro	5,834	
Consorzio DIX.IT (in liquidation)	Milan	Euro	5,165	
CESI S.p.A.	Milan	Euro	8,550	
Emittenti Titoli S.p.A.	Milan	Euro	5,200	
Consorzio Milanosistema	Milan	Euro	250	
AvioValtellina S.p.A.	Sondrio	Euro	2,880	
Bluefare Ltd.	London	Lst	1,000	
Servelfin S.p.A.	Milan	Euro	477	
Serenissima Energia S.r.l.	Milan	Euro	100	
CO.GE.R. 2004 S.p.A. (6)	Sant'Antimo (NA)	Euro	150	
CESI S.p.A. (7)	Milan	Euro	8,550	
Total investments in other companies				

(*) Share capitals are expressed in thousands of euro.
(1) Net of treasury shares held by Serenissima Gas S.p.A..
(2) AEM S.p.A. owns 71.44% of Serenissima Energia S.r.l. directly and 7.9% indirectly through Serenissima Gas S.p.A..
(3) The percentage shown here assumes that all of the put option rights are exercised.
(4) AEM S.p.A. owns 50% of G-FICOMPTA S.r.l. indirectly through DELMI S.p.A.; G-FICOMPTA S.r.l. became Transalpina di Energia S.r.l. after the end of the period.
(5) AEM S.p.A. owns 20% of Utilia S.p.A. indirectly through AEM Service S.r.l..
(6) AEM S.p.A. owns 5% of CO.GE.R. 2004 S.p.A. indirectly through AEM Calore & Servizi S.p.A..
(7) Edison S.p.A. holds 7% of the investment in CESI S.p.A.; the book value shown here pertains 20% to the AEM Group.

	% Group holding at 06.30.2005	Portions held		Book value at 06.30.2005 Euro	Valuation method
		%	Shareholder		
	100.00%	100.00%	AEM S.p.A.		Line-by-line consolidation
	99.99%	99.99%	AEM S.p.A.		Line-by-line consolidation
	99.99%	99.99%	AEM S.p.A.		Line-by-line consolidation
	99.99%	99.99%	AEM S.p.A.		Line-by-line consolidation
	99.99%	99.99%	AEM S.p.A.		Line-by-line consolidation
	100.00%	100.00%	AEM S.p.A.		Line-by-line consolidation
	100.00%	100.00%	AEM S.p.A.		Line-by-line consolidation
	79.4% (1)	71.44%	AEM S.p.A.		Line-by-line consolidation
	100.00%	100.00%	AEM S.p.A.		Line-by-line consolidation
	79.4% (2)	71.44%	AEM S.p.A.		Line-by-line consolidation
	95.00%	95.00%	AEM S.p.A.		Line-by-line consolidation
	40.00%	40.00%	AEM S.p.A.		Proportional consolidation
	20.00% (3)	16.00%	AEM S.p.A.		Proportional consolidation
		50.00%	Delmi S.p.A.	5	Proportional consolidation
		41.11%	AEM S.p.A.	6,655	Equity method
		49.00%	AEM S.p.A.	4,073	Equity method
		35.76%	AEM S.p.A.	2,551	Equity method
		49.00%	AEM S.p.A.	860	Equity method
		37.00%	AEM S.p.A.	194	Equity method
		35.00%	AEM S.p.A.	8	Equity method
		50.00%	AEM S.p.A.	5	Equity method
		20.00%	Aem Service S.r.l.	240	Equity method
		30.00%	AEM S.p.A.	70,454	Equity method
				85,040	
		0.16%	AEM S.p.A.	4,640	Fair value
		5.76%	AEM S.p.A.	244,812	Fair value
		17.49%	AEM S.p.A.	17,439	Fair value
		1.46%	AEM S.p.A.	14,276	Fair value
		3.99%	AEM S.p.A.	874	Fair value
		14.28%	AEM S.p.A.	738	Fair value
		1.87%	AEM S.p.A.	165	Fair value
		1.85%	AEM S.p.A.	79	Fair value
		10.00%	AEM S.p.A.	25	Fair value
		0.23%	AEM S.p.A.	5	Fair value
		20.00%	AEM S.p.A.	2	Fair value
		0.52%	Serenissima Gas S.p.A.	14	Fair value
		10.00%	Serenissima Gas S.p.A.	24	Fair value
		5.00%	AEM Calore & Servizi S.p.A.	2	Fair value
		7.00%	Edipower S.p.A.	271	Fair value
				283,366	

Attachment 4 - Schedule of relevant investments pursuant to article 126 of CONSOB resolution 11971 of May 14, 1999

Name
Metroweb S.p.A.
Aem Service S.r.l.
Aem Trading S.r.l.
Aem Calore & Servizi S.p.A.
Aem Elettricità S.p.A.
Aem Gas S.p.A.
Aem Trasmissione S.p.A.
Aem Energia S.p.A.
Delmi S.p.A.
Serenissima Gas S.p.A. (1)
Serenissima Energia S.r.l. (2)
Aem-Bonatti S.c.a.r.l. (in liquidation)
G-FICOMPTA S.r.l. (3)
Malpensa Energia S.r.l.
e-Utile S.p.A.
Mestni Plinovodi d.o.o.
Plurigas S.p.A.
Zincar S.r.l.
Società Servizi Valdisotto S.p.A.
Alagaz S.p.A.
Ecodeco S.r.l.
Bluefare Ltd.
Utilia S.p.A.
A.G.A.M. S.p.A.
Edipower S.p.A.

(1) Another 10% of the share capital is held directly by Serenissima Gas S.p.A..
(2) Another 10% of the share capital is held indirectly through Serenissima Gas S.p.A..
(3) Now called Transalpina di Energia S.r.l..

	Registered office	% of voting capital held	How held	Company that holds the investment directly
	Milan	100.00%	Owned	AEM S.p.A.
	Milan	100.00%	Owned	AEM S.p.A.
	Milan	100.00%	Owned	AEM S.p.A.
	Milan	100.00%	Owned	AEM S.p.A.
	Milan	99.99%	Owned	AEM S.p.A.
	Milan	99.99%	Owned	AEM S.p.A.
	Milan	99.99%	Owned	AEM S.p.A.
	Milan	99.99%	Owned	AEM S.p.A.
	Milan	95.00%	Owned	AEM S.p.A.
	Milan	71.44%	Owned	AEM S.p.A.
	Milan	71.44%	Owned	AEM S.p.A.
	Milan	50.00%	Owned	AEM S.p.A.
	Milan	50.00%	Owned	Delmi S.p.A.
	Milan	49.00%	Owned	AEM S.p.A.
	Milan	49.00%	Owned	AEM S.p.A.
	Slovenia	41.11%	Owned	AEM S.p.A.
	Milan	40.00%	Owned	AEM S.p.A.
	Milan	37.00%	Owned	AEM S.p.A.
	Valdisotto (SO)	35.76%	Owned	AEM S.p.A.
	St Petersburg (Russia)	35.00%	Owned	AEM S.p.A.
	Milan	30.00%	Owned	AEM S.p.A.
	London	20.00%	Owned	AEM S.p.A.
	Rimini	20.00%	Owned	AEM Service S.r.l.
	Monza (MI)	17.49%	Owned	AEM S.p.A.
	Milan	16.00%	Owned	AEM S.p.A.

Attachment 5 - Reconciliation of shareholders' equity at June 30, 2004

Equity pertaining to the Group at June 30, 2004 in accordance with Italian GAAP	1,454,256,573
Minority interests	3,596,933
Total equity at June 30, 2004 in accordance with Italian GAAP	**1,457,853,506**
Changes:	
Elimination of pre-tax income at June 30, 2004 in accordance with Italian GAAP	(179,920,497)
Net profit at June 30, 2004 in accordance with IAS/IFRS	137,399,337
IAS transition reserve	(66,666,999)
Treasury shares	(27,512,109)
Minority interests	(320,367)
TOTAL CHANGES AT JUNE 30, 2004	**(137,020,635)**
Total equity at June 30, 2004 in accordance with IAS/IFRS	**1,320,832,871**

Analysis of the main sectors of activity

Results sector by sector

in millions of euro	06.30.2005	06.30.2004	Change 05/04	% 05/04
Production				
Revenues	196.3	168.3	28.0	16.6%
Operating costs	72.4	60.5	11.9	19.7%
Labour cost	17.6	17.9	(0.3)	(1.7%)
Gross operating income	106.3	89.9	16.4	18.2%
Depreciation and amortisation, provisions and writedowns	38.8	31.0	7.8	25.2%
Profit from operations	67.5	58.9	8.6	14.6%
Net fixed capital employed (**)	1,567.6	1,556.7	10.9	0.7%
Gross investments in tangible and intangible assets	51.1	56.1	(5.0)	(8.9%)
Number of employees at period-end (*)	384.0	397.0	(13.0)	(3.3%)
Networks				
Revenues	402.7	414.1	(11.4)	(2.8%)
Operating costs	254.1	258.6	(4.5)	(1.7%)
Labour cost	28.6	28.1	0.5	1.8%
Gross operating income	119.9	127.5	(7.6)	(6.0%)
Depreciation and amortisation, provisions and writedowns	52.0	44.3	7.7	17.4%
Profit from operations	67.9	83.2	(15.3)	(18.4%)
Net fixed capital employed (**)	1,940.3	1,972.0	(31.7)	(1.6%)
Gross investments in tangible and intangible assets	33.2	33.5	(0.3)	(0.9%)
Number of employees at period-end	1,420.0	1,474.0	(54.0)	(3.7%)
Market				
Revenues	1,045.2	1,010.3	34.9	3.5%
Operating costs	974.7	907.3	67.4	7.4%
Labour cost	10.2	10.7	(0.5)	(4.7%)
Gross operating income	60.4	92.4	(32.0)	(34.6%)
Depreciation and amortisation, provisions and writedowns	4.1	3.4	0.7	20.6%
Profit from operations	56.2	88.9	(32.7)	(36.8%)
Net fixed capital employed (**)	23.5	26.1	(2.6)	(10.0%)
Gross investments in tangible and intangible assets	0.2	0.5	(0.3)	(60.0%)
Number of employees at period-end (*)	296.0	403.0	(107.0)	(26.6%)

in millions of euro	06.30.2005	06.30.2004	Change 05/04	% 05/04
Services				
Revenues	160.1	109.7	50.4	45.9%
Operating costs	35.2	41.7	(6.5)	(15.6%)
Labour cost	19.1	17.7	1.4	7.9%
Gross operating income	105.8	50.3	55.5	110.3%
Depreciation and amortisation, provisions and writedowns	22.0	5.2	16.8	323.1%
Profit from operations	83.7	45.1	38.6	85.6%
Net fixed capital employed (**)	2,225.3	2,261.3	(36.0)	(1.6%)
Gross investments in tangible and intangible assets	5.8	22.2	(16.4)	(73.9%)
Number of employees at period-end	649.0	632.0	17.0	2.7%
Adjustments and eliminations				
Revenues	(769.6)	(769.6)		
Operating costs	(654.0)	(711.5)		
Labour cost	–	–		
Gross operating income	(115.5)	(58.0)		
Depreciation and amortisation, provisions and writedowns	(11.2)	(7.7)		
Profit from operations	(104.4)	(50.4)		
Net fixed capital employed (**)	(2,481.0)	(2,492.0)		
Gross investments in tangible and intangible assets	(0.4)	(1.0)		
Total AEM Group				
Revenues	1,034.8	932.8	102.0	10.9%
Operating costs	682.4	556.6	125.8	22.6%
Labour cost	75.5	74.3	1.2	1.6%
Gross operating income	276.8	301.9	(25.1)	(8.3%)
Depreciation and amortisation, provisions and writedowns	105.8	76.2	29.6	38.8%
Profit from operations	171.0	225.7	(54.7)	(24.2%)
Net fixed capital employed (**)	3,275.7	3,324.2	(48.5)	(1.5%)
Gross investments in tangible and intangible assets	89.8	111.2	(21.4)	(19.2%)
Number of employees at period-end (*)	2,749.0	2,906.0	(157.0)	(5.4%)

(*) This balance does not include the employees of companies consolidated on a proportional basis.

(**) Amounts at June 30, 2005 are compared with those at December 31, 2004.

Note: Figures by geographical area are not provided as the requirements of IAS/IFRS do not apply.

Energy balance

in millions of euro	06.30.2005	06.30.2004	Change 05/04	% 05/04
Sources				
Net production (millions of kWh)	**4,163.6**	**4,925.7**	**(762.1)**	**(15.5%)**
– Thermoelectric, net	1,188.1	1,680.6	(492.5)	(29.3%)
– Cogeneration	52.9	47.4	5.5	11.6%
– Hydroelectric, net	708.8	766.5	(57.7)	(7.5%)
– Production by Edipower S.p.A. plants	2,213.8	2,431.2	(217.4)	(8.9%)
Purchase from Sole Buyer	2,600.1	1,276.0	1,324.1	103.8%
Purchase on the Stock Exchange	503.3		503.3	–
Purchase of power from other producers	208.2	612.2	(404.0)	(66.0%)
Total sources	**7,475.2**	**6,813.9**	**661.3**	**9.7%**
APPLICATIONS (millions of kWh)				
Sales to captive customers	2,438.2	2,505.1	(66.9)	(2.7%)
Sales on the Stock Exchange	1,803.0	657.0	1,146.0	174.4%
Sales to eligible end customers and wholesalers	3,015.5	3,425.3	(409.8)	(12.0%)
Losses and self-consumption	218.5	226.5	(8.0)	(3.5%)
Total applications	**7,475.2**	**6,813.9**	**661.3**	**9.7%**
Distribution				
Total electricity distributed (millions of kWh)	3,744.5	3,617.4	127.1	3.5%
Total natural gas distributed (millions of cubic metres)	777.5	771.4	6.1	0.8%
Sale of natural gas and heat				
Sale of natural gas (millions of cubic metres)	676.2	687.1	(10.9)	(1.6%)
Sale of heat (*) (millions of kWht)	245.1 (*)	227.1 (*)	18.0	7.9%

(*) Net of heat sold to customers under heat management contracts.

Main sectors of activity


AEM SPA
PRODUCTION
NETWORKS
MARKET
SERVICES
Production Division
AEM Elettricità S.p.A.
AEM Trading S.r.l.
Corporate
Edipower S.p.A.
AEM Gas S.p.A.
AEM Energia S.p.A.
AEM Service S.r.l.
AEM Trasmissione S.p.A.
AEM Calore & Servizi S.p.A.
Serenissima Gas S.p.A.
Serenissima Energia S.r.l.
Metroweb S.p.A.
Plurigas S.p.A.

National energy scenario

Electricity

The demand for electricity in Italy in the first half 2005 marked an increase of 0.7% compared with the same period in 2004, and amounts to 161 TWh. Load coverage was guaranteed 85.8% by domestic production with the remaining 14.2% being covered by imports.

The trend in demand has shown positive rates of growth for every month of the half-year. This growth was particularly significant during the months of June (+3.4%), May (+2.9%), April and January (+1.5%), whereas it was lower in February (0.5%) and March (+0.4%).

Domestic power generation came 82.7% from thermoelectric sources, 14.8% from hydroelectric sources and 2.5% from geothermal and wind power sources. Compared with the first half of last year, the reduction in hydroelectric output (–12.1%) was offset by the increase in thermoelectric output (+1.5%) and imports. Overall national output declined (–0.9%) compared with a 14.5% increase in the foreign balance.

Gas

Natural gas consumption in the first six months of 2005 came to 44.7 billion cubic metres, an increase of 5% compared with the same period of 2004.
Services and residential uses form the largest portion of total consumption (39.6%), followed by thermoelectric (39.4%) and industrial uses (20.5%).
The most significant variance was in consumption for thermoelectric uses (+14.4%). The trend in transport consumption was lower (+4.9%), while that of industrial uses was negative (–4%).

Electricity generation

The AEM Group operates in electricity generation through its Production Division – an organisational unit of AEM S.p.A., the parent company that owns the power stations – and through its affiliate Edipower S.p.A., which is proportionally consolidated (20%).

The running of the thermoelectric and hydroelectric plants, from a technical point of view, is carried out by AEM's Production Division and by Edipower S.p.A. Dispatching, on the other hand, has been delegated to the subsidiary AEM Trading S.r.l. which has signed special agreements with both of these companies that own power stations, which regulate their respective roles and responsibilities from an economic and legal point of view. As a result of this process of contractualisation, AEM's Production Division and Edipower S.p.A. took on the responsibility for managing the production plants from a technical point of view, guaranteeing electricity generation on the basis of dispatching plans defined by AEM Trading S.r.l. AEM Trading S.r.l., on the other hand, has been delegated responsibility for buying the fuel needed for thermoelectric production and for selling the electricity produced on the market.

Regulatory and tariff framework

Tax on hydroelectric yield

With Law 83 of April 17, 2003, entitled "Urgent Provisions regarding general charges of the power system" the tax on the hydroelectric yield was eliminated from January 1, 2002. Following the abolition of the thermal charge account at the Electricity Sector Equalisation Fund, the Authority, with resolutions nos. 231/00 and 232/00 (the latter abrogated and at the same time included in resolution 228/01), established the methods for calculating the surcharge for access and use of the national grid for the power generated by hydroelectric and geothermal plants for the year 2000 and for the period 2001-2006.

As regards the tax paid in 2001, AEM S.p.A. and other hydroelectric producers impugned these provisions (nos. 231/00 and 232/00) firstly before the Lombardy Regional Administrative Tribunal, which rejected the application for annulment for formal reasons, and then before the Council of State, which in turn rejected the appeal.

In any case, thanks to issuance of the Authority's resolution 73/05 (which defined the price of wholesale electricity on the free market in 2001) it has been possible to calculate the balance due to the AEM Group of the tax paid on account in that year, recovering a total of 18.6 million euro.

Compliance with the obligations contained in art. 11 of Decree 79 of March 16, 1999 (electricity from renewable sources)

With resolution 101/05, the Authority sanctioned the right to reimbursement of the costs incurred by electricity producers that complied with the obligations contained in art. 11 of Decree 79 of March 16, 1999, restricted to the electricity produced from renewable sources and sold to captive market customers in 2002. This article obliges companies that in any one year import or produce energy from non-renewable sources to inject into the national system, the following year, a certain amount of energy produced by plants using renewable sources or to buy green certificates to cover this amount from other producers.
The Electricity Sector Equalisation Fund has recognised an overall charge incurred by AEM Trading S.r.l., as calculated by the Authority, of 2,052,762 euro.

Gas transport tariff rules

Resolution 144/04, integrated with resolution 5/05, intervened to modify the tariff rules that govern the transport of gas – resolution 120/01 as regards the fees due by thermoelectric plants – ordering a reduction in capacity fees in the case of:

- start-up of new redelivery points,
- strengthening of the capacity of existing redelivery points which feed electricity generation plants directly connected to the transport network.

Remuneration of production capacity

In accordance with Decree 379 of December 19, 2003, which contains instructions regarding the remuneration of electricity production capacities, the Authority, within the Title IV in the Annex A of the resolution n. 48/04, has defined a transitional regime, which commenced on March 1, 2004, for the remuneration of the availability of production capacity to ensure that it is adequate. This regime will be terminated when the definitive regime developed by GRTN on the basis of criteria and policy guidelines laid down by the Authority has been introduced.

This system envisages payment of a specific incentive fee to those who make available the resources of their production capacity according to the methods defined by GRTN, made up as follows:

- a first part consisting of a fixed monthly remuneration paid to producers on condition that they effectively comply with the commitment to make resources available on days when consumption exceeds a certain critical level;

- a second part consisting of supplementary remuneration to integrate the revenues made by the individual producer on power exchanges (excluding the dispatching service market) if these revenues, on an annual basis, turn out to be lower than a reference level conventionally set at the amount that the same producer would have made under the administered regime with the same level of output.

With resolution 140/05 the Authority extended to the whole of 2005 the validity of the transitional system for the remuneration of available production capacity, given that it was impossible to define with any certainty the moment when the definitive regime would be introduced in accordance with Decree 379/03.
The mechanism for remunerating available capacity will remain structurally similar to the one that was operative in 2004, as will the way in which the proceeds available for such remuneration are split between the art. 35 fee (*Specific fee for the remuneration of available production capacity*) and the art. 36 fee (*Additional fee for the remuneration of available production capacity*).
On the other hand, the method of quantifying the unit value of the art. 35 fee will be revised, as it will be based on the production capacity of all of the production units admissible for dispatching purposes and not only those that have been admitted.
Given that in 2004 the available proceeds exceeded the costs incurred by GRTN to remunerate available capacity, the Authority decided to use the balance of 33.2 million euro to finance the additional fee (under art. 36) for 2005.

At the end of March 2005, the Authority opened a period of consultation, which is still in progress, regarding the criteria and conditions to be reported to the Network Manager with a view to replacing the transitional measures of capacity payment currently in place.
The proposed criteria envisage a variation on the ways of remunerating the availability di production capacity commonly known as "capacity obligation" (contractualisation, by means of competitive mechanisms, of plants that undertake to make available a level of production capacity needed to cover the peak load, plus an adequate margin of reserve); they also provide for:

- a single entity (GRTN) that contractualises the availability of production capacity for the system, interfacing with the sellers, who may be owners of production plant or users of withdrawal dispatching. In fact, the latter offer a similar service to the reserve capacity by accepting the risk of blackouts;
- the remuneration of production capacity availability depends on the value of the energy on the wholesale market (it is not fixed administratively, as this would involve numerous problems already encountered in other countries);

- the duration of the commitment taken on by the producers selected will typically be longer than in other countries.

Withdrawal of the electricity in accordance with art. 13, paras. 3 and 4, of Decree 387/03, and para. 41 of Law 239/04

Decree 387/2003 was promulgated on December 29, 2003 (Implementation of Directive 2001/77/CE on the promotion of power produced from renewable sources on the domestic electricity market), which provides for an annual increase of 0.35%, from 2004 to 2006, in the quota of renewable power (Green Certificates) that importers or producers from conventional sources have to inject into the national power system during the following year.

This decree also provides for: *(i)* simplification of the authorisation procedures to build plants that will generate power from renewable sources; *(ii)* the inability for the same producer to accumulate the right to obtain Green Certificates as well as the right to energy efficiency certificates; *(iii)* the possibility for those who import energy from EU Member States to apply for exemption from the obligation to buy green certificates for the imported quota produced from renewable sources; *(iv)* withdrawal of the energy produced by renewable plants with installed power of less than 10 MVA and that produced by plants that use non-programmable renewable sources by the manager of the network to which the plant is connected, on the producer's request, except for that sold to GRTN under "dedicated sale" agreements (with the Authority deciding on the methods and conditions at which this energy is withdrawn, based on market conditions).

After expiry of the sales agreements, the electricity produced by non-renewable sources will also be destined to the market, with the exception of electricity produced by plants with installed power of less than 10 MVA and of the surpluses produced by similar sources.

With reference to this last aspect, para. 41 of Law 239/04 (the "Marzano Law") also provides for the Authority to establish methods for the withdrawal of the energy produced by plants with installed power of less than 10 MVA and of surpluses produced by similar sources.

On October 20, 2004 the Authority started a consultation process to establish the methods of withdrawing electricity, as per Decree 387/03 and para. 41 of Law 239/04, on the "Reform of the Energy Sector". This process ended with the promulgation of resolution 34/05, which:

- described the methods by which producers had to apply to the manager of the network to which their plant is connected to withdraw the power produced, thereby obliging the manager to go ahead with the withdrawal;

- laid down that if the manager of the network to which the plant is connected is a distributor, the value of the energy withdrawn is to be kept separate from the electricity purchased by the distributor from the Sole Buyer;
- quantifies the fees to be paid by the producer to the network manager subject to the withdrawal obligation for the administrative and management costs incurred.

These fees consist of:
- a fixed element for each plant;
- a variable element that depends on the value of the energy withdrawn.

Certain operators noticed that for large volumes of energy the element that is proportional to the energy withdrawn involves excessive charges compared with the administrative costs of the network managers. The Authority therefore issued resolution 49/05 which established an upper limit of 3,500 euro on the variable element of the annual fee.

With the MAP Decree of April 20, 2005, and solely for the purposes of Decree 387/03, the electricity market came on-line on June 30: the instructions contained in resolution no. 34/05 were therefore applicable as from that date.

Dispatching rules

Resolution 168/03, which regulates the merit-order dispatching service for the production plants, lays down that GRTN has to submit a set of dispatching rules to the Authority for its approval.

With resolution 253/04, the Authority approved this set of rules at the end of last year (thereby taking effect from January 1, 2005), reserving the right to examine the text in greater detail later on.

As a result of these examinations, the Authority made certain changes to the rules which GRTN was asked to adopt with resolution. 36/05.

At the same time, this resolution approved an amendment to attachment DS.3 of the dispatching rules, introducing another market zone ("Southern Frontier"), as proposed by GRTN for the purpose of applying the instructions laid down in resolution 223/04 (which adopted instructions for 2005 on the management of congestion on the interconnection network).

With resolution 137/05 the Authority approved the standard contract formats for the electricity dispatching service for injection and withdrawal points, as proposed by GRTN as part of the dispatching rules.

With resolution 138/05 the Authority initiated a process designed to develop a series of measures relating to the conditions for the management of the dispatch-

ing priority of renewable source production plants when the national power system risks going into overload.
The purpose is to study and resolve the problems involved in operating such plants, as reported to the Authority by various operators during 2005 and attributable to the dispatching service granted to them, as pointed out by GRTN.
GRTN apparently highlighted the need to cope with these problems, at least until such time that the power grid is reinforced in certain places (especially the connection lines between Sardinia and Corsica, Sardinia and the mainland, and certain parts of Sicily), defining maximum limits per zone for the amount of electricity injected by renewable source production units and transitional measures to control the overall level of energy produced from renewable sources.
Such measures would be useful for the protection of network security and to minimise operating costs.

Emissions trading

In accordance with EU Directive 2003/87/CE, the Member States have to take steps to ensure that no plant that involves CO_2 emissions is still in operation from January 1, 2005 onwards, unless the manager has an authorisation from the competent authority that contains an obligation to return rights or quotas for issuing a metric ton of CO_2 to the extent that such emissions are effectively released into the atmosphere during each calendar year.

The EU Law of 2004 delegated the Government to adopt a Decree to incorporate the Directive into Italian law, in compliance with a series of principles and directive criteria.

In the meantime, the Government has issued Decree Law 273/04 containing urgent measures for application of the system, and two Ministerial Decrees for its implementation.
In accordance with these measures, the producers involved have been able to apply for authorisation to emit greenhouse gases; as regards the AEM Group, applications for authorisation were filed for the Tecnocity, Famagosta (authorised by Decree of 12/28/04) and Cassano plants (authorised by Decree of 12/31/04).

Implementation of the system in each country is formally subject to approval of the National Allocation Plan of emissions and the preparation of emission registers.
On May 25, 2005 the EU approved Italy's National Plan for the assignment of CO_2 emission quotas to industry for the period 2005-2007. Under this agreement, which was achieved after long negotiations, emission quotas have been reduced to 232.5 million tonnes for the period 2005-2007, compared with an initial figures of 255.5

million tonnes (though it is not yet clear how this cut will be split between the various plants); it is also no longer possible to adjust quotas after the event.
The Italian emissions register is still being tested.

Economic results

Key figures are shown below for the Production Activity (AEM's Production Division and 20% of Edipower S.p.A.) for the period to June 30, 2005 with comparative figures for same period last year.

Electricity generation – millions of euro	06.30.2005	06.30.2004
Revenues	196.3	168.3
– *including from third parties*	*56.2*	*19.7*
– *including from Group companies*	*140.1*	*148.6*
Operating costs	72.4	60.5
– *from third parties*	*38.2*	*30.6*
– *from Group companies*	*34.2*	*29.9*
Labour cost	17.6	17.9
Gross profit from operations	106.3	89.9
Depreciation and amortisation, provisions and writedowns	38.8	31.0
Profit from operations	67.5	58.9

Production Division of AEM S.p.A.

The economic results of the Production Division of AEM S.p.A. derive principally from the contractualisation of the generation plants owned by AEM S.p.A. with its subsidiary AEM Trading S.r.l. The contracts that regulate relationships between the parties in connection with the thermoelectric plants provide for bonuses and penalties for AEM S.p.A. related to the hours per year of effective availability of the plants and to variances in the power yields from the parameters contractually agreed by the parties. Revenues in the hydroelectric sector, on the other hand, are related to actual output.

The following table summarises production activity at June 30, 2005 compared with the equivalent period last year.

millions of kWh	06.30.2005	06.30.2004	Change	Change % 05/04
Net production	**1,896.9**	**2,447.1**	**(550.2)**	**(22.5)**
– Thermoelectric	1,188.1	1,680.6	(492.5)	(29.3)
– Hydroelectric	708.8	766.5	(57.7)	(7.5)

The total net output of electricity at June 30, 2005 came to 1,896.9 million kWh, 22.5% less than in the same period last year. The contraction in the thermoelectric sector was due to maintenance work during the period and to the unplanned lack of availability of the Cassano d'Adda power plant.
Hydroelectric power generation declined by 7.5%, due to lower rainfall during the period.

Key figures are shown below for the Production Division of AEM S.p.A. for the period to June 30, 2005, with comparative figures for same period last year.

AEM S.p.A. - Production Division – millions of euro	06.30.2005	06.30.2004
Revenues	100.4	83.2
– including from third parties	*27.2*	*7.5*
– including from Group companies	*73.2*	*75.7*
Operating costs	23.8	19.7
– from third parties	*16.3*	*12.0*
– from Group companies	*7.5*	*7.7*
Labour cost	8.7	8.7
Gross profit from operations	67.9	54.8
Depreciation and amortisation, provisions and writedowns	12.5	10.6
Profit from operations	55.4	44.2

Overall, the Production Division of AEM S.p.A. achieved a 17.2 million euro increase in revenues compared with the first half of 2004.
The increase in revenues from third parties is mainly due to reimbursement of tax on hydroelectric yield for 2001 (18.6 million euro), which followed AEEG's publication of resolution 73/05 (which laid down the reference price of wholesale electricity on the free market in 2001). There have also been higher revenues from ASM Brescia because of the reimbursement of capital expenditure on the thermoelectric plant at Cassano d'Adda (of which ASM Brescia owns 25%) for 0.9 million euro, as well as an increase in compensation for damages of 1.8 million euro, partly offset by lower revenues from sales of electricity (1.6 million euro).

The decrease in revenues for services to Group companies is mainly due to the drop in revenues from contractualisation of the production plants caused by lower hydroelectric output (-2.8 million euro) and the lack of availability of the thermoelectric units (-2.2 million euro). This decrease was partially offset by the higher services rendered to AEM Gas S.p.A. for 1.4 million euro, AEM Trasmissione S.p.A. for 0.2 million euro and AEM Trading S.r.l. for 0.8 million euro (partly due to the sale of green certificates produced by the Boscaccia and Grosotto plants and partly due to earning positive balancing fees related to the functioning of the hydroelectric plants).

Operating costs are up by 4.1 million euro as a result of higher capital expenditure at the Cassano d'Adda plant on behalf of ASM Brescia (1.0 million euro), maintenance costs incurred because of the unplanned stoppage at the Cassano d'Adda plant (2 million euro) and the contractual amount charged by AEM Trading S.r.l. for negative out-of-balance charges (1.3 million euro).

As a result of these movements, the gross profit from operations has increased by 13.1 million euro (+ 23.9% compared with June 30, 2004).

Depreciation and amortisation charges during the first half came to 11.9 million euro, an increase of 1.8 million euro compared with the same period last year. This increase is mainly due to the inauguration of the New Viola Canal on December 31, 2004.
The profit from operations for the period amounts to 55.4 million euro, an increase of 11.2 million euro (+25.3%) compared with the same period last year.

Capital expenditure by the Production Division of AEM S.p.A. amounted to 31.7 million euro.
Expenditure on the hydroelectric plants came to 15.8 million euro, mainly for interventions on the Braulio, Stazzona, Grosio and Grosotto plants, ongoing works on expanding the Premadio plant and installing new control panels at the San Giacomo dam and in the Conca Fallata district of Milan, as well as consolidation works on the San Giacomo dame and on the forced conduit at Grosotto.
Expenditure on thermoelectric production plants consisted of 15.9 million euro spent on works for the new No. 6 Unit at the Cassano d'Adda power station.

Edipower S.p.A.

The results di Edipower S.p.A. relate principally to the contractualisation of the thermoelectric and hydroelectric power stations owned by the Company vis-à-vis the industrial partners.

Key figures are shown below only for the 20% portion included in the AEM Group's consolidated financial statements for the period to June 30, 2005, with comparative figures for same period in the previous year.

Edipower S.p.A. (20% portion) – millions of euro	06.30.2005	06.30.2004
Revenues	95.9	85.1
– *including from third parties*	*29.0*	*12.2*
– *including from Group companies*	*66.9*	*72.9*
Operating costs	48.6	40.8
– *from third parties*	*21.8*	*18.6*
– *from Group companies*	*26.8*	*22.2*
Labour cost	8.9	9.2
Gross profit from operations	38.4	35.1
Depreciation and amortisation, provisions and writedowns	26.3	20.4
Profit from operations	12.1	14.7

The first half of 2005 saw an increase in the revenues earned by Edipower S.p.A., contributing 10.8 million euro to the consolidated financial statements of the AEM Group.

The increase in sales to third parties is mainly due to higher revenues for dispatching services on behalf of tollers which are recharged to them (+15.8 million euro). There has also been out-of-period income principally for sales of dispatching services pertaining to 2004, which were also recharged to tollers (+2.5 million euro), partly offset by the reduction in sales of electricity (GRTN, CIP6 per –0.9 million euro).

Sales to Group companies concern the contractualisation of the production plants (tolling agreements and PPA) and the recharge to the tollers of the purchases made by the Company on the markets for dispatching services on their behalf. In the first half of 2004, this item included the revenues relating to the sale of fuel stocks to tollers at the time of the start-up of the tolling contracts (AEM's share was 13.5 million euro). This is the main reason for the variance in 2005.

The trend in operating costs is principally due to higher purchases on the markets for dispatching services, subsequently recharged to the tollers (included in revenues from Group companies) and to higher amounts recredited to them as a result of selling the electricity on the Secondary Markets (15.8 million euro), partially offset by the higher charges attributable to the change in fuel stocks following their sale in 2004.

Networks

The AEM Group operates in the local management of complex network systems (electricity, gas, district heating, urban illumination and traffic lights, and telecommunications). The Group companies involved in this activity are coordinated in such a way as to maximise synergies and minimise environmental impact, while at the same time guaranteeing high quality standards.

As is generally known, the management of energy networks, which is the Group's core business, is subject to tariff regulation by the Italian Authority for Electricity and Gas.

The Group companies that operate in this sector are listed below:

- **AEM Elettricità S.p.A.** owns the high, medium and low voltage electric networks in the municipalities of Milan and Rozzano (MI) through which it offers the distribution and sale of electricity to so-called captive customers and the distribution of electricity to all customers connected to these networks. Operations are conducted on the basis of a concession issued by the Ministry of Productive Activities.
  On June 1, 2003, AEM Elettricità S.p.A. bought AEM S.p.A.'s **Public Illumination and Traffic Light Division**, which runs the urban illumination (street lighting and floodlighting), traffic light and video surveillance networks in the city of Milan and surrounding areas.

- **AEM Trasmissione S.p.A.** owns a high tension grid that links AEM S.p.A.'s power plants with AEM Elettricità S.p.A.'s medium and low tension distribution grid. The high tension lines form part of the national grid which is run by GRTN S.p.A. (Gestore della Rete di Trasmissione Nazionale S.p.A.). AEM Trasmissione S.p.A. guarantees efficient management of its part of the grid in exchange for an annual fee from GRTN S.p.A..

- **AEM Gas S.p.A.** owns the natural gas distribution network in Milan and adjacent municipalities. The distribution of gas to customers who have stipulated contracts with trading companies is based on concessions or mandates from the individual municipalities.
  AEM Gas S.p.A. is also the owner of the cogeneration plants located in Tecnocity and Famagosta (two districts of Milan), heating plants and the district heating networks connected to them. The cogeneration plants are under contract to AEM Trading S.r.l., which in exchange for an annual fee, has the right to use their production capacity. The use of district heating networks and heating plants is under contract to AEM Calore & Servizi S.p.A., a company operating in the heating and facility management sector.

- **Serenissima Gas S.p.A.** handles the distribution of natural gas in San Donà di Piave and other municipalities in the province of Venice, in Basiliano and other municipalities in the province of Udine, as well as in Barlassina (province of Milan).
- **Metroweb S.p.A.** designs and lays cable ducts and fibre-optic cables and has an infrastructure consisting of an fibre-optic network that links up the whole of the Milan metropolitan area and certain nearby provinces. The company rents out the fibre-optic network to broadband telecommunications operators.

Regulatory and tariff framework

Transmission of electricity (AEM Trasmissione S.p.A.)

By the end of 2005, it is expected that AEM Trasmissione S.p.A. will stipulate with GRTN S.p.A. the convention regulating network maintenance and development and network interconnection devices, as foreseen in the decree issued by the Ministry of Trade and Industry of December 22, 2000.
It was agreed with GRTN to sign this convention after the end of the transfer to AEM Trasmissione SpA by AEM Distribuzione Energia Elettrica S.p.A. of portions of the network identified by the decree of the Ministry of Productive Activities of December 23, 2002 to expand the ambit of the National Grid.
Resolution 5/04 laid down that for the regulatory period 2004-2007, the Authority for Electricity and Gas established that the fixed element of the annual fee that GRTN S.p.A. has to pay owners of the installations that form part of the national grid to cover their running and maintenance costs, depreciation and remuneration of capital employed has to be calculated on the basis of (a) the fees received by GRTN for the transmission service and (b) the fee that is designed to cover the network manager's running costs.

A Decree by the President of the Council of Ministers (DPCM) dated May 11, 2004 laid down the criteria, methods and conditions for the unification of ownership and management of the national grid, to be implemented in accordance with Law. 290/03.

By October 31, 2005 the activities, functions, assets, receivables and payables of GRTN S.p.A. will be transferred (at a price) to Terna S.p.A.. As a result of this transfer, Terna S.p.A. will take on the title and functions of Network Manager in accordance with art. 3, paras 1 and 2, of Decree 79/99.
The decree also lays down the privatisation of the entity that will result from unification of ownership and management of the national grid, also with a view to

establishing a stable nucleus on the part of one or more shareholders to ensure that the business's characteristics as a public utility are maintained. By July 1, 2007, ENEL's stake in Terna S.p.A. will have to be reduced to not more than 20%.
As regards those parts of the national grid that are currently owned by companies other than Terna S.p.A., at the end of August the Authority distributed a consultation document to comply with the provisions of the DPCM, which states that the Authority should evaluate and, if necessary, take steps to adopt mechanisms designed to promote complete unification of the network, encouraging a pluralistic shareholder structure.

Resolution 15/05 contains a number of decisions by the Authority in connection with implementation of art. 1 of this DPCM regarding the transfer to Terna of the activities and functions currently handled by GRTN.
In any case, on June 22 the Antitrust Authority opened an enquiry into the fact that Cassa Depositi e Prestiti has taken a stake in Terna S.p.A..

With resolution 79/05, the Authority approved the Transmission and Dispatching Code presented by GRTN in accordance with the said decree of May 11, 2004.

Power distribution and sales of electricity to captive customers (AEM Elettricità S.p.A.)

Tariff regime

After the end of the process of consultation, on January 30, 2004 the Authority issued resolution 5/04 which contained a new Integrated Text giving the tariffs applicable to the transmission, distribution, measurement and sale of electricity for the period 2004-2007.

The tariff system, which is based on the same general principles as the first regulatory period:

- all non-residential end-customers, whether eligible or captive, pay their distributor exactly the same amount for transporting the electricity based on the tariff options proposed by each operator and approved by the Authority. These options are subject to two restrictions, depending on the type of user: on total revenues earned from customers and on revenues per individual customer. The level of these restrictions will be updated to take account of inflation and the productivity goals laid down by the Authority (according to the price-cap method);
- as in the past, there remains the obligation for captive customers to buy their electricity exclusively from the local distributor, who gets paid the standard price for supplying it;

- there is a special regime for residential customers with an administered tariff, as well as other tariff options offered by distribution companies that may closer to the specific needs of the user.

The rate of return on capital for the distribution network has been set at 6.8% at national level.
Tariff cuts after 2004 will be calculated according to the price-cap mechanism, with a 3.5% annual decline in operating costs and depreciation recognised in the tariff for the distribution service.

With resolution 135/04, the Authority:
- to update for 2005 the fees for electricity transmission and distribution services based on the criteria laid down in the Integrated Text attached to resolution 5/04;
- to update for 2005 the amounts required for recognition of service continuity recoveries, in line with the estimate of the incentives that will have to be paid in connection with forecast improvements in service continuity compared with the trend levels set by the Authority;
- to adjust the distribution fee costs recognised on achieving certain energy efficiency objectives.

The basic and special distribution options and the additional options for residential customers presented by AEM Elettricità S.p.A. for 2005 were approved by the Authority with resolutions 212/04 and 233/04.

After a consultation process launched with resolution 195/04, the Authority approved the various hourly bands for 2005 with resolution 235/04. The update compared with the hourly bands defined for 2004 with the Integrated Text attached to resolution 5/04 was made in order to take account of obligatory calendar adjustments, particularly the different disposition of mid-week holidays.

The Integrated Text also regulates the sale to distribution companies of the power destined for the captive market, as procured by the Sole Buyer from April 1, 2004, when merit-order dispatching takes effect. The selling price to distribution companies is based on the costs incurred by the Sole Buyer for the purchase of electricity and dispatching services, as well as for hedging its risks, and includes an amount for the remuneration of the activity carried on by it.

The decree of the Ministry of Productive Activities of December 24, 2004 laid down that 40% of so-called CIP 6 energy produced in 2004 was to be earmarked for the Sole Buyer for sale to captive customers.

Lastly, the Integrated Text introduced equalisation mechanisms for distributors relating to:

- purchase costs of electricity for captive customers;
- transmission service costs;
- revenues from the sale of electricity to residential customers;
- the difference in distribution costs among companies non attributable to them, as estimated by parametric methods.

In this regard, we would point out that, with resolution 115/05, the Authority defined the application methods of these equalisation mechanisms and, in particular, the deadlines by which the related amounts have to be liquidated.

In order to correct possible distortions related to the use of parametric systems, the Integrated Text also introduces the possibility on the part of operators to request the adoption of another equalisation mechanism (so-called "specific company equalisation", subsequently defined by resolution 96/04) to integrate the revenues admitted, were it demonstrated that they were inadequate to cover the costs recognised to the specific operator. AEM Elettricità S.p.A. has applied to participate in the specific company equalisation system and is waiting for the Authority to complete its preliminary investigation, which will decide on the amount of equalisation that is to be recognised.
In this connection, we would point out that in May the Lombardy TAR, to which certain distributors, including AEM S.p.A., had filed an appeal, partially cancelled resolution 5/04 (with particular reference to the criteria for determining tariff levels for the second regulatory period) and regulation 96/04.

The Authority published a document in March 2005 to initiate consultation on the distribution of tariffs and tariff options to residential users, offering them different electricity prices based on two or more hourly bands, and on regulation of guarantees of origin of electricity from renewable sources offered to residential customers. The Authority intends to use these instruments to offer a price signal to end customers with a view to rationalising energy consumption; this should reduce system charges as a result.
Given that access to these kinds of tariffs depends on the installation and effective activation of suitable meters that are able to measure consumption by hourly band, the Authority proposes in this document to introduce disincentives for companies that do not take steps – gradually and, in any case, by the end of 2008 – to equip their residential customers with suitable meters.

With resolution 40/05, the Authority defined the methods of attribution of the costs relating to the transport of energy on the National Grid for the distribution

companies connected to it, for the years 2000 and 2001: the fees have been set on a conventional basis at the same level as the tariff elements designed to cover transport costs on the National Grid.
These charges have to be defined as many of the delivery points between the national grid and the distribution networks or between different distribution networks did not at that time have measuring devices that were able to meter energy withdrawals by hourly band, which means that it has been impossible to apply the fee system introduced by resolution 205/99, as it is split by bands.

On tariff matters, lastly we would point out the decree of the Minister of Productive Activities of June 22 which authorised a partial postponement of non-recoverable cost rebates: this move temporarily freed up financial resources on the management account funded by the A6 tariff component, making it possible for the Authority to maintain the same level of electricity tariffs for the second half (resolution 133/05).

Regulation of the service

Provisions on matters of technical and commercial quality

As foreseen in the Integrated Text attached to resolution 4/04 (which from 2006 will start regulating the number of blackouts suffered by larger customers, i.e. regulation by benchmarking), in December 2004 the Authority issued resolution 247/04 with which it defined: *(i)* the mechanisms for the disbursement by distributors of automatic indemnities in favour of customers connected in AT and in MT in cases where the number of blackouts suffered per year exceeds the ceiling established by the Authority, *(ii)* the technical requisites that customers have to comply with to have access to automatic indemnities; *(iii)* the specific tariff fees which from 2007 will have to be paid by those customers that have not upgraded their equipment in line with the technical requirements.

With resolution 92/05, the Authority decided to carry out sample inspections of power distribution companies with regard to the 2004 continuity figures communicated to the Authority in March.
One of the companies subject to inspection is AEM Elettricità S.p.A. and checks were carried out in July.

As regards the technical quality of the distribution service, in April the Authority issued the following consultation documents:

- "*Initiative for the monitoring of the quality of the tension on power distribution networks*" with which the Authority illustrated a project designed to monitor

quality on medium-tension networks, to be carried out in 2005; the purpose is to permit a greater acquaintance with the problems involved so as to be able to decide on new regulatory initiatives, including the introduction of obligatory measurement of the tension handled by distributors.

- *"Orientations for the definition and regulation of internal utility networks"*, in which the Authority made certain proposals regarding the definition and regulation of such networks.

Lastly, with resolution 117/05, the Authority initiated a process for the preparation of measures to revise the directives concerning contractual supply conditions for captive market electricity customers and the transparency of billing documents.

Methods and economic conditions for the withdrawal of electricity by network managers linked to plants as per art. 13, para. 3 and 4, of Decree 387/03, and para. 41 of Law 239/04

After the relevant consultation period, which was initiated in October 2004, the Authority issued resolution 34/05, subsequently amended by resolution 49/05, to regulate the methods and conditions for withdrawal on the producer's request by the manager of the network to which the plant is connected (GRTN, electricity distributor or some other network manager) of electricity produced by plants with power of less than 10 MVA and those with more than 10 MVA, if fed by unprogrammed renewable sources, as per art. 13, paras. 3 and 4, of Decree 387/03 and para. 41 of Law 239/04.
Lastly, on March 17, 2005, the Authority issued a document defining the conditions for providing the connection to electricity networks with a nominal tension of more than 1 kV, as per resolution 50/02, making a number of suggestions as to how this rule could be integrated. In particular, the Authority proposes a scheme for defining connection conditions for power generation plants not included in the field of application of CIP 6/1992.

Load profiling

With resolution 35/05, the Authority amended and integrated resolution 118/03, which lays down the way of calculating the amount of energy downloaded in each hour at the points of withdrawal that are not treated on an hourly basis ("load profiling"), as well as the criteria for evaluating such energy, also for the economic settlement of the dispatching service, taking into account various matters reported to the Authority by GRTN following the experience gained in the first year of activation of the system, launched on July 1, 2004 as a result of resolution 50/04).

In particular, certain changes were made to the deadlines previously established for the definition of the data communication obligations for the conventional determination of withdrawals by the distribution companies operating under the reference distributors and, in turn, from them to GRTN.

After a period of consultation launched at the end of 2004, the Authority issued resolution 33/05, subsequently amended and integrated by resolution 47/05, in which it adopted a gradual approach to the application by distributors of economic conditions relating to the supply of electricity on a multi-hour basis, replacing the conditions relating to the supply of electricity on a mono-hour basis, to medium-tension end-customers belonging to the captive market. Suitable meters for measuring the electricity consumed by hourly band are to be installed at the points of withdrawal.
The intention of this measure is to mitigate the impact on such customers of the change in energy supply conditions, which would be unexpected given that the regulator has not imposed obligations or deadlines for the installation by distributors of meters of this kind at points of withdrawal.

The September 2003 blackout enquiries

Based on the results of the Enquiry under resolution 112/03 and the Report of the Investigatory Commission set up by the Ministry of Productive Activities on the blackout that took place on September 28, 2003, with resolution 152/04 the Authority commenced formal enquiries to ascertain if there was any responsibility in this event on the part of operators belonging to the national power system.

Resolution 96/05 extended the closing date for the enquiries involving owners of portions of the transmission network and the distributors until November 30, 2005.

Aggregation of electricity measurements for dispatching purposes

With resolution 39/05, the Authority launched an enquiry into the question of access to the electricity measurement aggregation service, for which GRTN (only for the period 2004 – 2007) makes use of the electricity distributors.
Accordingly, given that irregularities and delays in the service had been reported, the Authority's Electricity Department will carry out an enquiry into this matter, in particular checking compliance with certain instructions contained in resolution 168/03.

At the end of May, the Authority distributed a document for the *Recognition of services of electricity measurement and aggregation of such measurements for dis-*

patching purposes in order to acquire useful feedback for the examination of certain problems that are inherent to the regulations of electricity measurement and measurement aggregation services, as well as its implementation by those obliged to do so.

Distribution of natural gas (AEM Gas S.p.A.; Serenissima Gas S.p.A.)

Assignment of the gas distribution service

With resolution 55/04, based on art. 14.1 of Decree 164/00, the Authority drew up a standard contract which will act as a model for the assignment contracts that municipalities will have to use when awarding their gas distribution service. This contract has been proposed to the Ministry of Productive Activities, which has begun discussions with the associations that represent the distribution companies to discuss these matters.

As regards assignment of the distribution service, Law 239/04 (Reform of the energy sector) approved on July 30 provides for a review of the transitional period at the end of which the concessions outstanding at the time that Decree 164/00 was promulgated will come to an end. It extends to December 31, 2007 the transition period as per art. 15.5 of Decree 164/00, by which the current concessions, not assigned by competitive bidding, have to come to an end. The local authority granting the concession can extend the transition period by another year for reasons of public interest. Art. 15.8 of the same decree was also repealed. This offered the chance to add together with increments of the transition period if more than one of the conditions laid down in art. 15.7 existed.

In November, the Ministry of Productive Activities issued a clarification in this regard, which leads one to believe that the current distributor still has the right to take advantage of one of the conditions for extending the transition period laid down in art. 15.7 of Decree 164/00, providing it happens by January 31, 2006. Moreover, the ban on accumulating increments is valid immediately: those that had already accrued these conditions before Law 239/04 came into effect still have the right to add on the increments at the end of the transition period, which as a result of the extension will expire at the end of 2007 or, in the case of a further extension by the local authority, in 2008.

Tariff regime

After a period of consultation, the Authority passed resolution 170/04 which defines the criteria for setting natural gas distribution tariffs in the second regula-

tory period fixing the rate of return on capital employed, namely 7.5%, and the rate at which productivity is expected to increase ("price cap"), namely 5%, which is only to be applied to operating costs and depreciation.
In terms of tariff setting, the Authority's objective is to simplify the current system, reducing the number of tariff variables, so as to encourage new operators to enter the *market and sell to end-customers.*
For thermal year 2004-2005 , in particular, identical fees will be applied nationwide, though they will be adjusted on the basis of a coefficient specifically decided for each area.
This mechanism was then extended by resolution 62/05 to thermal years 2005-2006, 2006-2007 and 2007-2008 as well.

Resolution 170/04 laid down that the restriction on the revenues of each company was to be calculated on the basis of the parameters already approved by the Authority and currently applied by the companies. Moreover, as an alternative to the standard approach, individual firms can adopt their own method of determining the restriction so as to obtain suitable recognition of the distribution costs effectively incurred in the event that these are higher than the costs recognised under to the standard approach. On this matter, the Authority distributed a consultation document on January 25, 2005, in order to define how this individual system for calculating the restriction on revenues should be applied.

Resolution 22/05 approved the proposed tariffs for gas distribution as presented by AEM Gas S.p.A. and Serenissima Gas S.p.A. for thermal year 2004-2005.

The Lombardy TAR issued its sentence 531/05 partially accepting the companies' appeals against resolution 170/04, considering illegitimate:

a) the lack of recognition of the new investments made from 2003 onwards in the tariff restrictions of the second regulatory period;
b) the adoption of a constant rate of recovery of productivity included in the price-cap formula for the whole of the regulatory period.

With resolution 62/05, the Authority therefore initiated proceedings (which were concluded with resolution 122/05) to modify the provisions of resolution 170/04 and to comply with the contents of letter a), whereas it intends to appeal against the contents of letter b).

Hence, with resolution 122/05, the Authority has partially modified resolution 170/04, adopting a method of calculating the restriction on revenues that takes account of the investments made subsequently to those considered for approval of the restriction relating to thermal year 2003-2004.

The distributors will therefore have to represent the tariff proposals for 2004-2005 (in addition to those for 2005-2006), recalculated on the bases mentioned in this resolution.
This same resolution also foresees maintaining the Fund for the temporary compensation of high distribution costs for the entire regulatory period.

Regulation of the service

Provisions to regulate the technical and commercial quality of gas services

With resolution 168/04, the *Integrated Text of instructions issued by the Authority for Electricity and Gas in matters of service quality for the distribution, measurement and sale of gas*, the Authority has regulated both the technical quality (safety and continuity) and the commercial quality of the various gas services; it has also introduced a new mechanism to control and sanction operators for any lack of compliance with their service obligations and the specific and general levels of quality.
With a document dated December 20, 2004, the Authority began a consultation to define the incentive mechanisms for a gas service with higher safety standards than those imposed by the regulator.

With resolution 40/04, amended with resolution 129/04, the Authority regulated the procedures and methods of checking the safety of residential gas networks.
It is up to the Municipality in charge of the territory to carry out on-site checks.
Distributors, on the other hand, only have to carry out documentary checks: they have to verify that each installation's documentation is in line with current safety regulations, using their own staff or outside professionals.
It is foreseen that this measure will be introduced gradually, starting *(i)* in October 2004 by checking new installations, *(ii)* in October 2005 by checking installations that have been modified and reactivated and *(iii)* in 2006 by checking installations in service.
The costs incurred by the distributors for implementing these regulations will be paid for by fees borne by those asking for activation of the gas supply and by recognising distribution tariffs that will have to be defined by a subsequent provision.
With resolution 43/05 the Authority amended the transitional rules for new user plants, extending the possibility for any distributor that is unable to comply with the instructions that regulate safety testing of new user plants, to take advantage of a simplified check procedure compared with the normal one in order to achieve activation.

In May, the Authority distributed a consultation document to operators regarding the *obligatory registration and timely transmission to distributors of the end-customers' requests for services to sellers of natural gas and electricity.* The matter under consultation is whether or not to introduce measures affecting sellers of natural gas and electricity to regulate the quality of gas and electricity services (respectively, resolutions 168/04 and 4/04), obligatory registration of the date of receipt of the requests from end-customers for services from a distributor, and the maximum time for such requests to be sent to the distributor for the area in question, so as to limit the possibility of collusion between sellers and distributors belonging to the same group.

Other measures

After a period of consultation, the Authority issued resolution 138/04 which establishes guarantees of free access to the gas distribution service and rules for the preparation of network codes for this service.
The Authority began discussions with the trade associations that represent the distribution firms to establish a standard network code. Each distributor will then be able to decide whether to adopt the standard code or its own code, prepared on the basis of criteria laid down by the Authority.

With resolution 112/05, the Authority laid down that inspections could be carried out at the premises of companies distributing and selling gas to check that these provisions are implemented correctly.

With resolution 121/05, the Authority also initiated a process to adjust certain provisions of resolution 138/04 for the content of the proposals made as part of the activity of the Task Force for the adoption by the Authority of a standard network code, in accordance with art. 3, para. 1, of the resolution.

In May and June, the Authority began two consultations with important operators with a view to regulating the distribution service:

- The purpose of the first document is to consult with operators on matters concerning the measurement on an hourly basis of natural gas consumption by end-customers with an annual consumption of between 200,000 and 10,000 Sm3, as per art. 2, para. 1, of resolution 139/03 and for the delivery points of the distribution networks, pursuant to art. 18, para. 5, of Decree 164/00;
- the second is to consult with operators about the regulation of general aspects relating to the calorific power of the gas supplied to end-customers, so as to standardise the methods of determining the PCS of natural gas and its subsequent use among the various operators.

Energy saving (AEM Gas S.p.A.; AEM Elettricità S.p.A.)

While awaiting implementation of the April 2001 decrees signed by the Minister for Industry, Commerce and Crafts, which contain the quantitative targets for improvement in energy efficiency national-wide for the years 2002 to 2006, on July 20, 2004, the Minister of Productive Activities and the Minister of the Environment issued two new decrees which assign national energy savings objectives for 2005-2009.

Distributors of electricity and natural gas who on December 31, 2001 served at least 100,000 end-customers are required to comply with specific savings objectives, equal to the product of the national objective and the ratio between the energy distributed by the individual operator (communicated to the Authority in accordance with resolution 167/04) and the total energy distributed nation-wide, both counted in the year prior to the one just past. For 2005, with resolution 213/04, the Authority has distributed the figure for the total amount of energy distributed, at the same time determining specific objectives for each obligated operator.
For the distributors of natural gas and electricity of the AEM Group, these objectives are 3,391 and 2,827 toe (tons of oil equivalent) respectively.
Pursuant to art. 3, para 2, of the decrees issued in July 2004, not less than 50% of the specific objective has to be achieved by means of a corresponding reduction in consumption of the energy source distributed.

In order to achieve these objectives, distributors will be able to develop energy saving projects (directly, through subsidiaries, through companies operating in the energy saving sector - ESCO) at end-customers (own or others), in compliance with the provisions of Law 239/04 (Marzano Law) and the related implementation instructions, especially in matters concerning post-meter activity.

In this connection, it is worth mentioning that the General Management for Energy and Mineral Resources of the Ministry of Productive Activities sent out a circular in April, which explained the contents of the rule laid down in art. 1, para. 34, of the Marzano Law, which defines as "post-meter" services the installation, verification and maintenance of plants (that use electricity and gas) downstream from the meter installed at the end-customer's point of delivery.

Those that are obligated in accordance with the decrees of July 2004 will be assigned energy efficiency certificates ("white certificates") as an attestation of the saving (measured in toe) achieved as a result of the projects carried out.
Alternatively, distributors will be able to choose to comply with these obligations by buying from third parties, for all or part of their requirement, the certificates issued by GME, in this case attesting the energy savings made by others.

Trading in these certificates will be possible either bilaterally or in a specific marketplace.

In accordance with the Rules for the functioning of the market for energy efficiency certificates, as defined by the Gestore del Mercato Elettrico (GME) together with the Authority for Electricity and Gas, those that intend to take part in the market have to present to the GME an "application for admission to the market" and a signed copy of the "Market membership contract", prepared according to the models attached to the Rules.
The Manager has also prepared the Register of energy efficiency certificates, an essential step prior to opening the Market.
Those that register are assigned a property account where the number of certificates that they own is recorded.

These are without prejudice to the resolutions already passed by the Authority to implement the ministerial decrees issued in April 2001, namely:
- resolution 103/03, with which the Authority laid down its guidelines for the preparation, execution and evaluation of energy saving projects and the criteria and methods for issuing energy efficiency certificates. In particular, the Authority defined the methods for evaluating energy savings, the methods of preparing projects and their minimum size, the criteria of verification of the results and the characteristics of the energy efficiency certificates. Resolution 200/04 made suitable adjustments to reflect recent regulatory developments;
- resolutions 234/02 and 111/04, with which the Authority adopted certain technical schedules (for standardised and analytical valuations) for the quantification of energy savings relating to the interventions mentioned in art. 5, para. 1, of the ministerial decrees. The consultation on the proposal for another ten technical schedules for evaluating energy savings was closed on December 15. Following this consultation, the Authority adopted resolution 70/05, approving five of the technical schedules proposed for the consultation. Of these, we would mention in particular number 18, which standardises the method of enhancing the energy savings achieved by replacing mercury vapour lamps with high pressure sodium vapour lamps in public illumination systems.

With resolution 219/04, just a few days prior to the start-up of the market in white certificates, the Authority decided on the tariff contribution (100 euro per toe saved, for the period 2005-2009) to cover the costs incurred by operators to achieve the savings objectives; it also defined the method of applying for the contribution.

In a communication sent on December 29, the Authority clarified the methods that it will follow in applying the sanctions foreseen in the ministerial decrees of July

2004 to those obliged who are in breach of contract, under its sanctioning power recognised by Law 481/95 in the case of violation of regulatory measures.
The communication explains that the sanctions, which will be "proportional and in any case higher than the amount of the investments needed to compensate the breaches of contract", will be decided in accordance with the general rules on monetary administrative sanctions, as per Law 689 of November 24, 1981.
In particular, it points out that the reference made to the "gravity of the violation" will be applied by choosing a sanction in proportion to the number of toe not saved compared with the specific objective assigned to the distributor, whereas the reference to the "economic conditions of the subject in breach of contract" will be applied by deciding the value of the unit sanction according to the toe not saved, based on market data available as regards the incremental costs involved in the purchase of energy saving products and services.

As required by the Authority's Guidelines and until the system adopts the schedules for the valorisation of energy savings as per the consultation document issued in October 2004 (which included a schedule relating to the evaluation of the savings achieved by means of cogeneration and district heating inventions), the AEM Group's electricity and gas distribution companies presented before the end of February proposals for the design and measurement of the projects (subject to valuation on an actual basis) carried out during the period 2001-2004.

During the half-year, with various measures, the Authority published the results of the checks carried out on the proposals for projects and measurement programmes presented by operators. With resolution 123/05, the Authority announced that two of the proposals presented by AEM Gas S.p.A. were in accordance with the criteria and minimum requisites laid down in the Guidelines, whereas one of the other proposals was rejected with resolution 136/05.

AEM S.p.A obtained the certification of ESCO in May. Similar certification was also obtained in July for AEM Calore & Servizi S.p.A. and AEM Energia S.p.A., both AEM Group companies.

Economic results

The following table summarises the main economic results at June 30, 2005 for the AEM Group companies operating in the management of network services These results are compared with those of the previous period:

Networks – millions of euro	06.30.2005	06.30.2004
Revenues	402.7	414.1
– *including from third parties*	*325.2*	*334.1*
– *including from Group companies*	*77.5*	*80.0*
Operating costs	254.1	258.6
– *from third parties*	*224.2*	*130.6*
– *from Group companies*	*29.9*	*128.0*
Labour cost	28.6	28.1
Gross operating income	119.9	127.5
Depreciation and amortisation, provisions and writedowns	52.0	44.3
Profit from operations	67.9	83.2

In the first half of 2005 the distribution revenues earned by AEM Elettricità S.p.A. amounted to 288.3 million euro, an increase of 3.5 million euro compared with the same period last year.

This trend is explained mainly by the incidence of certain important factors, whose net effect resulted in turnover remaining more or less stable:

- the rise in the selling prices of electricity to captive end-customers connected to the network managed by the company, which reflect the inflationary trend in energy raw materials on international markets.
- a lower average tariff per kWh sold, assuming all other factors remain equal (compared with the same period of 2004) due to a different allocation of the hours of the week between full hours (at a higher tariff) and empty hours (at a lower tariff) decided by the Authority for Electricity and Gas (resolution 5/04);
- a reduction in the quantity of electricity sold to captive customers;
- growth in the volumes of electricity distributed to customers connected to the network;
- a reduction in the revenues admitted for distribution of electricity for an amount of 1.6 million euro, as a consequence of updating for 2005 the fees for electricity transmission and distribution services (AEEG resolution 135/04).

Revenues also include 5.3 million euro relating to final definition of trade relations with the Sole Buyer in prior years. This out-of-period income is more than offset by the booking of general equalisation charges relating to electricity distribution and

transport costs, which following definition by the Authority for Electricity and Gas of the calculation mechanisms, were booked as a deduction from revenues (for an amount of 5.7 million euro), whereas in 2004 they were booked as provisions.

The activities carried on by AEM Elettricità S.p.A. for the other Group companies involved higher revenues for 3.9 million euro.

Operating costs rise by 5.1 million euro as a result of the higher charges incurred for the purchase of electricity and materials (for un amount of 2.8 million euro), for services provided by third parties and by affiliates (for a total of 3.6 million euro), as well as because of out-of-period expenses booked following final definition of the trade relations with the Sole Buyer which involved higher electricity purchase costs in prior years (for an amount of 1.4 million euro).
There has also been a reduction in the cost of services rendered by the parent entity for 1.7 million euro and a reduction in electricity transport charges for 1.4 million euro.

Labour cost has increased by 1.2 million euro compared with the same period last year, mainly because in June 2004 AEM Elettricità S.p.A. absorbed the personnel involved in running the public illumination, traffic lights and video surveillance activity in the Milan area and in other towns.
As a result of these movements, gross operating income fell by 2.8 million euro, coming to 48.1 million euro.

Net of depreciation and amortisation, provisions and writedowns, booked on the basis of international accounting standards (IFRS), the profit from operations amounts to 21.1 million euro (31.1 million euro at June 30, 2004).
One of the main reasons for the contraction in the result was the writedown of certain items of property, plant and equipment due to their obsolescence and because of certain plant engineering decisions taken for the medium tension distribution network (8.1 million euro).

The quantity of electricity sold on the captive market amounted to 2,438.2 million kWh, which is less than in the same period last year (2,505.1 million kWh). On the other hand, the volume of power dispatched to the free market grew by 194.0 million kWh (+17.4%).

(million kWh)	06.30.2005	06.30.2004	% Change
Electricity distributed	3,744.5	3,617.4	3.5%
- Free market	1,306.3	1,112.3	17.4%
- Captive market	2,438.2	2,505.1	(2.7%)

In total, at June 30, 2005, there were around 856,000 customers connected to the network.

Capital expenditure in the period under review came to 12.6 million euro (14.2 million euro at June 30, 2004), mainly for the extension and refurbishing of certain sections of the medium and low tension network; conservation work on primary plants, internal systems and secondary cabins; as well as improvements to buildings and property maintenance.

Power transport

The revenues of AEM Trasmissione S.p.A. in the first half of 2005 amount to 8.2 million euro, of which 6.5 million euro derive from the fee paid by GRTN S.p.A. for use of the company's high tension lines.
The increase in revenues, +2.1 million euro compared with the same period last year, is attributable for 1.0 million euro to services rendered to third parties, for 0.6 million euro to the increase in the fee paid by GRTN following the purchase by AEM Elettricità S.p.A. of further network elements (as required by article 2 of the Ministerial Decree of December 23, 2002) and for 0.5 million euro to out-of-period income for fees paid by GTRN pertaining to 2002 and 2004.

Operating costs have increased compared with the same period of 2004 by 1.2 million euro, mainly because of higher expenses for subcontracted work and for other services.
As a result of the above movements, the gross profit from operations amounts to 5.5 million euro, an increase of 0.8 million euro compared with the same period last year.

Net of depreciation and amortisation, provisions and writedowns for a total of 2.2 million euro, the profit from operations amounts to 3.3 million euro, + 21.6% compared with the first half of 2004.

Capital expenditure during the period amounted to 0.6 million euro (0.4 million euro at June 30, 2004) of which 0.2 million euro was for conservation work on the high tension lines and 0.4 million euro for conservation work on high tension cabins.

Distribution of natural gas

The revenues of AEM Gas S.p.A. and of Serenissima Gas S.p.A. in the first half of 2005 come to a total of 77.7 million euro, a reduction di 2.0 million euro (–2.6%) compared with the same period last year. A significant portion of these revenues (66.5 million euro) refers to intercompany services (natural gas distribution for AEM Energia S.p.A. and Serenissima Energia S.r.l.).

The contraction in revenues is attributable mainly to the impact of the tariff measures approved by the Authority for Electricity and Gas for the second regulatory period which came into force on October 1, 2004. During the half-year under review, the new tariffs entailed a reduction in revenues of 4.9 million euro compared with the same period of 2004. The drop in revenues was partly offset by the tariff equalisations on consumption in 2001, 2002 and 2003, which were billed to the shippers after the Authority for Electricity and Gas had defined the new tariff levels with retroactive effect, following the outcome of a long legal process.

Operating costs rise by 0.8 million euro, while there has been an increase in labour cost of 1 million euro following the adjustments required by IAS 19 for the determination of severance indemnities.
As a result of these movements, gross operating income came to 51.1 million euro after falling 3.7 million euro compared with the same period last year.

Net of depreciation and amortisation, provisions and writedowns for a total of 17.0 million euro, the profit from operations amounts to 34.1 million euro with a reduction of 3.7 million euro compared with the same period last year.

The total amount of gas transported during the first half of 2005 amounted to 777.5 million m^3, substantially unchanged compared with the corresponding period of 2004.

(million m^3)	06.30.2005	06.30.2004	Variaz,%
Gas transported	777.5	771.4	0.8
– Gas trans. to Group cos.	657.5	695.0	(5.4)
– Gas transported to third parties	120.0	76.4	57.2

Capital expenditure during the period under review amounted to 17.0 million euro (12.7 million euro in the first half of 2004) and was mainly for the expansion and replacement of medium and low pressure pipes, fitting risers and setting and replacing measuring devices. Work on expanding the district heating network has also continued in the Sesto San Giovanni, Tecnocity and Linate areas.

Public illumination

In first half 2005 the Urban Illumination and Traffic Lights Division of AEM Elettricità S.p.A. made revenues of 12.8 million euro (19.2 million euro at June 30, 2004). The gross profit from operations amounts to 1.4 million euro (3.3 million euro at June 30, 2004). The contraction in revenues (and the consequent decline in gross profit

from operations) is substantially due to the decrease in services required by the Municipality of Milan.

Telecommunications

The revenues di Metroweb S.p.A. in the first half of 2005 amount to 20.1 million euro, a fall of 23.8% compared with the same period last year. The gross profit from operations amounts to 13.8 million euro (+0.8%).
This contraction in turnover depends on a natural reduction in revenues from connecting buildings (–5.1 million euro), only partly offset by higher income from the rent of fibre-optic cable and other activities.
The gross profit from operations is substantially in line with that of the first half of 2004 and summarises a series of plus and minus movements. Above all, the fall in margin on the building connection activity is offset by the margin on the rent of fibre-optic cable and other activities.
The profit from operations amounts to 8.1 million euro with a reduction of 1.2% compared with the first half of 2004, due to an increase in depreciation, amortisation and writedowns (+0.2 million euro).

The cable duct infrastructure in the Milan area that it has been building to host fibre-optic cables now extends for a total of 2,250 kilometres, while the long-distance links now available stretch for around 980 kilometres. The total extent of the fibre-optic network comes to around 5,350 kilometres, the equivalent of 258,000 kilometres of fibre. This network includes 2,400 kilometres of urban backbone and connections to business premises, 2,355 kilometres of residential cabling and 670 kilometres of long-distance trunk lines.

Capital expenditure during the period came to 3.0 million euro and was mainly for the laying of network infrastructure and fibre-optic cables (6.1 million euro in the first half of 2004).

The AEM Group sells electricity, gas and heat (through district heating networks or plant management services). The following are the Group companies that carry on trading activities in the general customer market or which operate in the wholesale markets.

- **AEM Trading S.r.l.** is involved in portfolio management for the entire AEM Group, operating on the wholesale electricity markets. The company has contracts for use of the production capacity installed at the power plants of AEM S.p.A. and Edipower S.p.A., as well as that of the cogeneration plants of AEM Gas S.p.A. It operates directly on the markets organised by Gestore del Market S.p.A. (IPEX) and trades in electricity through bilateral contracts with other operators. As part of its portfolio management activity, AEM Trading S.r.l. is also responsible for meeting AEM Energia's electricity and natural gas requirements.
- **AEM Energia S.p.A.** is responsible for the sale of electricity to eligible end-customers and for the sale of natural gas to all end-customers (except for those supplied directly by Serenissima Energia S.r.l.).
- **AEM Calore & Servizi S.p.A.** is involved in selling heat through district heating networks, in heat management services and, more generally, in facility management.
- **Serenissima Energia S.r.l.** operates in the sale of natural gas to customers connected to the network belonging to Serenissima Gas S.p.A..
- **Plurigas S.p.A.** operates in the wholesale market for natural gas, negotiating purchase contracts mainly to cover the needs of its shareholders (AEM S.p.A., Amga S.p.A. and ASM Brescia S.p.A.). The company provides shipping services and also sells gas to wholesalers and large end-users.

Regulatory and tariff framework

Trading of electricity (AEM Trading S.r.l.)

Provisions concerning imports and CIP 6 energy

With resolution 223/04 and 224/04 the Authority laid down the rules for the allocation of power import capacity and for the resolution of congestion on the interconnection networks with neighbouring countries for the year 2005, taking into account the decree issued by the Minister of Productive Activities on December 17, 2004.

The allocation of import capacity for 2005 took place by means of the implicit auction method. However, because of the Italian Power Exchange's zonal mechanism, the price differentials between the various zones in Italy and abroad would have

given rise to a split in the market, leading to the application of bilateral contracts of the so-called "transport capacity fee" (thereby annulling the advantage of importing less expensive energy). The Authority has therefore introduced ways of hedging this fee, the so-called CCCIs, which are allocated free of charge on a pro-quota basis to those (users of withdrawal dispatching) who apply for import capacity.

As regards the French border , RTE has resolved the problems of congestion with Italy by means of a separate explicit auction which is held monthly for the allocation of export capacity from France to Italy. This makes it possible for the French network manager to extract revenue, given the price differential between France and Italy.

With resolution 251/04, the Authority approved the general model for the calculation of the total transport capacity on the northern interconnection network as prepared by GRTN in accordance with art. 5.2 of EC Regulation 1228/2003. GRTN's document also envisages draft set of rules on safety, operations and functional programming of the northern interconnection network.

During the month of March, the Authority initiated another consultation regarding the application of EC Regulation 1228/2003 for the year 2005 and subsequent years, in order to provide an overall picture of current developments in cross-border electricity trading in light of the Regulation's instructions, and to gather comments, observations and suggestions that might help the process of integration of the domestic electricity market.
The consultation document includes:

- considerations on the main aspects of the scheme implemented in Italy for the management of congestion on the interconnection network;
- recognition of the methods used by the network managers of other countries for the management congestion on electricity frontiers with Italy, highlighting certain critical aspects.

The allocation of CIP 6 energy for 2005 was regulated by the Decree issued by the Minister of Productive Activities on December 24, 2004. Talking of which, it is worth mentioning that 40% of this energy was assigned to the Sole Buyer for supplies to captive customers, while the other 60% was assigned to eligible free market customers. As in 2004, the method of allocation used in 2005 was pro-quota based on the participants' requests, taking account of their average power level: the same allocation price was applied to everyone, namely 50 euro/MWh. Given that under article 3, para. 13, of Decree 79 of March 16, 1999, from the start-up of the Power Exchange, the Manager has to sell CIP 6 energy to the market, assignees have signed with the Manager a financial contract that regulates the differences between the strike price (50 Euro/MWh) and the reference price, i.e. the

purchase price on the Power Exchange (the PUN or single nationwide price). The assignees of CIP 6 energy are at the same time obliged to procure this energy physically on the Day-Ahead Market.

Provisions concerning merit-order dispatching and the functioning of the Power Exchange

On April 1, 2004 the Italian Electricity Market (or "Power Exchange") became definitively operative, pursuant to article 5 of Decree 79 of March 16, 1999. For the period up until December 31, 2004, active participation is only expected on the part of producers with units of more than 10 MVA (so-called "significant production units"), given that the only entity authorised to operate on the demand side is GRTN, which makes purchase offers on behalf of Acquirente Unico S.p.A. (the "Sole Buyer"), the entity that guarantees supplies to captive-market customers.

On December 24, 2004 the Minister of Productive Activities sent a policy communication to GRTN, GME and the Sole Buyer, with a copy to the Authority, with guidelines regarding active demand-side participation in Sistema Italia 2003, foreseeing a transition period of three months from January 1, 2005. Another ministerial communication on April 1, 2005 later extended this transition period to June 30, 2005.

By March 31, GRTN, GME and the Authority were meant to have developed a system of integrated management of financial guarantees for operators (currently resolved on a transitional basis by asking the operators to present bank guarantees in favour of GME and GRTN).

A letter from the Ministry of Productive Activities dated April 1, 2005, addressed to GRTN, AU, GME and the Authority, postponed to June 30 the date for the start-up of normal demand on the Power Exchange. The Ministry's letter also delegated to the Authority definition of the out-of-balance charges to be borne by operators actively taking part in Sistema Italia 2004 on the demand side also for the period April 1 - June 30, 2005, laying down that such charges should in any case not be less than the amount already decided for the month of March 2005.
With resolution 64/05, the Authority therefore again modified and integrated resolution 168/03 (which has been regulating the merit-order dispatching service since January 1, 2005, amended by subsequent provisions, resolution 237/05 in particular). These amendments also take account of the dispatching of electricity injected into the network by the so-called "incentivated" production units that benefit from the obligation to withdraw for the network managers to which they are connected, pursuant to art. 13.3-4 of Decree 387/2003 and art. 1.41 of Law 239/04.

The Power Exchange, which is organised and run by Gestore del Mercato Elettrico S.p.A. ("GME"), is a non-obligatory market: taking part in market sessions (the "day-ahead market" and the "adjustment market") is voluntary, as producers can sell power through physical bilateral contract stipulated outside the Exchange.
The only constraint on participation, which affects all plants (both those that direct their output to the Power Exchange and those that have stipulated bilateral contracts), concerns the market for dispatching services; participation in this market is obligatory for production units that are authorised to provide dispatching services (whether planned or in real time, i.e. when executing balancing orders on the request of GRTN).
From an operating point of view, by 9.00 a.m., the head of a significant production unit that has decided to sell its energy through the Power Exchange takes part in the market sessions, which involve sending hourly bids via internet to GME with an indication of the price and quantities that the operator intends to produce the following day. Nonetheless, if a production unit has signed a physical bilateral contract, it still has to send GRTN its injection programme for the following day (through GRTN's specific "bilaterals platform" set up specifically for this purpose).
After the closing of the day-ahead market, GME analyses the hourly quantity/price bids received and decides the merit order of the plants called upon to produce energy to satisfy demand for the following day, net of the part already covered by bilateral contracts, which are treated as "transit or priority dispatching".
At the end of each day – or rather, once the sessions of the adjustment and dispatching service markets have closed – a so-called "cumulative market programme" for the next day is prepared and sent to GRTN. Non-compliance with this programme in "real time" (on delivery day) on the part of the plant head entails having to pay so-called "out-of-balance charges" to GRTN.

With the market entry of demand, the expected energy requirement for each hour of the following day is expressed directly by the consumers (or by their suppliers) through hourly purchase bids on the Power Exchange.
In this context, the hourly consumption programmes (like those of production) are also determined by selecting the bids according to their merit order (i.e. in decreasing order of price) so as to guarantee that the demand expressed by consumers is satisfied even at the minimum cost, while also respecting the network transport restrictions established by GRTN.
The price that is generated is unique for each hour throughout the 24 hours of the following day, but in the event of congestion, the market can be split into zones with different selling prices. Producers that sell electricity to GME get paid the

price for the market zone where its production unit is located; consumers, on the other hand, pay a single nationwide price, which is equal to the average of all of the zone prices, weighted on the basis of consumption.
During the period January 10-14, 2005, anomalies arose in the prices posted by the day-after market with a considerable increase in electricity prices in all zones and, as a result, in the single nationwide purchase price. According to the Authority, these anomalies could derive from the exercise of market leverage on the part of operators that produce electricity which enjoy a dominant position in the offer at zone or national level.
With resolution 3/05, the Authority opened an enquiry to assess:

1. how prices in the day-after and adjustment markets were formed on the days from January 10 to January 14, 2005;
2. the impact on these prices of the various bidding strategies adopted by operators who also generate electricity for the offer system.

Following an examination of the elements that emerged from this enquiry and the two previous ones, launched with resolution 50/05, the Authority's intention was to bring into line with the current needs of the market the measures adopted with resolution 21/04 during the start-up phase of merit-order dispatching in order to monitor the wholesale electricity market and the dispatching service market, for the promotion of competition and protection of the interests of users and consumers. The measure contains new instructions for the exercise by GME and GRTN of the activity that involves the gathering, organisation, processing and analytical description of data on the energy market for the calculation of various indices (relative price; hours of coverage; minimum hourly quantity; margins), which allow the Authority to carry on this activity effectively.

In May, the Authority issued a consultation document on "*Measures for the promotion of competition in the wholesale electricity market and in the dispatching market*", in which it explains the possible introduction of some measures designed to combat any illicit uses of market power in the national electricity sector.

With resolution 65/05, the Authority launched a process for the development of methods of registering electricity purchase and sale contracts and the regulation of the related rights and obligations with the execution of such contracts as part of the dispatching service.
As part of this process, in June it launched a survey to acquire information that might be used to identify the problems and needs of operators in relation to the methods of registering contracts and regulating the related rights and obligations with the execution of such contracts.

With resolution 283/04, the Authority approved Version 3.0 of the Rules for Merit-Order Dispatching which took effect on January 1, 2005, amended after consultation with operators in view of the start-up of Phase 3 of Sistema Italia 2004.

With resolution 97/05, the Authority again amended and added to resolution 168/03 with reference to the regulation of balancing fees in relation to the case of re-entry into service of production plant after stoppages for maintenance purposes. In particular, this resolution lays down that in such periods, for dispatching points for relevant production units re-entering service, the out-of-balance price is to be equal to the valorisation price of the electricity sale bids accepted on the Day-After Market in the zone in which the plant is located.

Provisions concerning sales to the Sole Buyer of energy destined for the captive market

With reference to procurement activities for the captive market by the Sole Buyer for 2004, AEM Trading S.r.l. took part in the competitive bidding for the allocation of fixed-price physical bilateral contracts (300 MW with a base load profile from April 1) as well as the one for the allocation of differential contracts, being assigned certain small lots.

With reference to the bilateral contracts stipulated with the Sole Buyer, in May 2004, AEM Trading S.r.l. exercised its right to withdraw from the contracts, but the Sole Buyer considered the withdrawal clause in the contractual text signed by AEM Trading S.r.l. and other operators null and void, initiating the arbitration process envisaged by art. 19 of the contract. The arbitration is still in progress and will presumably be concluded by the end of 2005.

On November 25, 2004 the Sole Buyer launched an initial selection of counterparties for the stipulation of differential contracts (i.e. price hedging contracts) for 2005. This ended without any assignment being made as the bids did not permit the hedge cover required After making some changes to the contractual variables and to the assignment procedures, the Sole Buyer then launched two more auctions, at the end of which AEM Trading emerged as the provider of these contracts for a total of 250 MW with a base load profile (2,190,000 notional MWh). Note that the differential contracts for 2005 are exclusively financial, being a type of insurance against the Sole Buyer's risk of having to buy energy at high prices on the Power Exchange. In fact, with these contracts, in exchange for the payment of an insurance premium, the Sole Buyer obtains from the producers guaranteed receipt of the difference between the market price (PUN or reference price) and differentiated strike prices depending on the type of contract chosen when the PUN is higher than the strike price.

Other measures

On June 25, 2004 the Ministry of Productive Activities issued a decree that approved an emergency procedure to cope with the lack of coverage of the natural gas requirement in the event of bad weather conditions. It establishes dispatching rules to be followed when there is limited availability of natural gas due to some climatic emergency, identifying those responsible for implementing them. The procedure was based on a proposal by the Emergency Technical Committee which monitors Italy's natural gas system in accordance with the decree of the Minister of Productive Activities issued on September 26, 2001. It will also be applied in emergencies not caused by the weather until such time that more specific measures are introduced.
The Technical Committee activated this procedure following the exceptional cold spell that hit the country at the end of February 2005, which led to an increase in consumption, especially in the civil sector, estimated at around 10-12% compared with the yearly average. On Monday, February 28, the system went into the "Alfa alarm" stage and it was only fifteen days later that, thanks to an improvement in the weather conditions, the Ministry of Productive Activities, with the consent of the Technical Committee, declared the emergency over.
On February 9, 2005, the Competition and Market (or "Anti-Trust") Authority and the Authority for Electricity and Gas closed their joint enquiry into the state of the process of deregulation of the electricity sector.
The results of the enquiry indicated that, as far as the national supply of electricity is concerned, the selling off of the Gencos had still not gone far enough to create operators that could genuinely compete with the dominant operator. There are therefore pressures limiting the growth in competition both in the wholesale electricity market (which could be subdivided into four zones) and in the market for dispatching services.
However, the introduction of market mechanisms such as the Power Exchange should foster a more competitive structure and a reduction in prices in the medium term. The two Authorities also suggest implementing certain measures to encourage more competition in the market, both as regards the structure of the energy supply, and as regards the functioning of the market and the structure of demand.

Sales of electricity to eligible customers (AEM Energia S.p.A.)

Law 239/04, the reform of the energy sector which was approved on July 30, has therefore introduced EC Directive 2003/54/CE into Italian law, with the result that

from July 1, 2004 any non-residential end-customer is now an eligible customer and from July 1, 2007, any end-customer will be an eligible customer.

With resolution 141/05 the Authority launched an enquiry into the service that sells electricity to eligible customers and the level of competition between operators in this sector, to evaluate the extent to which they compete in terms of the economic conditions applied to end-customers and in terms of the contractual conditions underlying the legal relationship between the end-customer and the operator providing the sale service.

Trading of natural gas (Plurigas S.p.A., AEM Trading S.r.l.)

In application of resolution 120/01, with resolution 113/04 and 114/04, the Authority approved the fee tariff proposals for thermal year 2004-2005 relating to the fees for:
- transport and dispatching of natural gas;
- the use of LNG terminals.

With resolution 184/04, the Authority approved the rules contained in the "Conditions for access to the regasification service for thermal year 2004-2005" prepared by GNL Italia S.p.A. (hereafter GNL Italia), subject to the introduction of some changes of a substantial nature.

At the end of the consultation period launched with document of June 24, 2004, with resolution 6/05 the Authority laid down that for delivery points where users take a commitment to make withdrawals prevalently during periods of lower market demand (the off-peak period, defined as the period of the year between May 1 and October 31) and the users maintain this commitment, the transport company has to award them a 30% reduction in the regional capacity fee.

With resolution 41/05, adopted at the end of the consultation period launched with the document dated December 27, 2004, the Authority modified the rules governing the balancing fees of the gas system as mentioned in resolution 137/02, with particular reference to the variance fees, in proportion to the difference between the capacity used and the daily capacity granted, for each user (of the transport network) and for each delivery or redelivery point.
In particular, it is recognised that there is an exemption from the calculation of variance fees for those who supply natural gas for the substitute service by means of gas bottle trucks (the users of the transport network) only in cases of intervention on the transport and distribution networks due to an emergency and/or requirements of the related systems.

With resolution 53/05, the Authority initiated the process for the creation of measures regarding gas distribution tariffs for the second regulation period. A consultation document was issued in May as part of this process.

With resolution 68/05 the Authority approved the proposals made by Snam Rete Gas for updating the "Contract for the use of the system for trading/selling gas at the virtual trading point" ("Contract") and the document "System for trading/selling gas at the virtual trading point – module VTP" ("Manual").
The Contract and the Manual constitute the rules of the secondary market for natural gas, defined by Snam and previously approved in full by the Authority (with certain amendments and integrations adopted with resolution 180/04).
In this way the Authority managed to arrange for procedures for the sale and trading of capacity and natural gas through an on-line platform, the first of the interventions identified in resolution 22/04 (*Instructions regarding the regulated capacity and gas market as per art. 13 of resolution 137/02 issued by the Authority for Electricity and Gas on July 17, 2002*) with a view to gradually defining rules to govern the regulated capacity and gas market.

Sales of gas to end-customers (AEM Energia S.p.A.)

Tariff regime

The DPCM (Decree of the President of the Council of Ministers) of October 31, 2002 delegates to the Authority the task of "defining, calculating and updating electricity and gas tariffs, both before and after the opening up of the market to eligible customers, so as to permit an orderly and gradual transfer to a deregulated market by end-users who find themselves in the condition of being a captive customer".

In the conviction that the market is still not mature enough to guarantee competitive conditions that would permit consumers a sufficiently wide choice of trading offers from which to choose the most advantageous, the Authority laid down that when quoting their own economic conditions, companies selling gas will also have to quote the price calculated according to the criteria set by the Authority. 27/04).
The final price offered is made up of the following components: distribution, transport and stocking, a variable fee for wholesale sales and a variable fee for retail sales.
There will also be a compensation system to ensure that the effects of applying the new economic conditions in areas with low average annual consumption will have a gradual impact over time.

The Authority reserves the right to verify the level of competition within the market by July 31, 2005, with a view to revoking or modifying the obligation for sellers to offer the economic conditions defined in this provision.

Resolution 44/04 defined, for the period from April 1, 2004 – March 31, 2005 , the value of the stocking tariff element in the economic conditions for the supply of natural gas foreseen in resolution no. 138/03. As regards the supply conditions as per resolution 138/03 for the period October 1, 2004 – September 30, 2005, resolution 154/04 defined the average fee for transport capacity on the national network for allocations at the points of entry to the national gas pipeline network.

Lastly, after a brief consultation and a request for information from the gas importers with resolution 188/04 (which the TAR has partially annulled), the Authority issued resolution 248/04 with which it changed method for the quarterly update of the raw material component of the gas supply conditions, in accordance with resolution 195/02 (with particular reference to the basket of fuels used as a benchmark and the insertion of a protection clause).
The operators appealed against these changes to the Lombardy TAR, which at first agreed to their request for the measure to be suspended and then accepted the recourse, cancelling resolution 248/05.

With resolutions 106/05, 107/05, 108/05, 109/05 and 110/05, the Authority began proceedings against Plurigas, Eni, Enel, Energia Spa and Dalmine Energie, which refused to provide any of the information requested in May – in accordance with the provisions of resolution 188/04 which the Authority does not consider cancelled – relating to average monthly purchase prices on a *FOB* basis in the period October 2002 - September 2004, being of the opinion that it did not lie within the powers of the Authority to ask for such information.

Lastly, given the high prices of energy raw materials on international markets and their incidence above all on the consumer gas market, on July 1 the Ministry of Productive Activities issued a decree to set up a specific commission of enquiry.

Regulation of the service

Following a period of consultation that started in 2003, the Authority then published resolution 126/04, with which it approved the commercial code of conduct that operators selling natural gas to customers consuming up to 200,000 m^3 per year will have to adhere to.
The Code *imposes obligations regarding the transparency and completeness of* information in drawing up contracts and commercial proposals, with particular

regard to the communication of economic conditions so that customers are able to compare the various offers; rules of conduct are also foreseen for sales personnel. Any seller that does not comply with certain contractual clauses is required to pay automatic indemnities to its customers.

With resolution 37/05, the Authority initiated the process for the creation of measures concerning the determination of modulation obligations, in accordance with art. 18.2 of Decree 164/00.
This article lays down that those involved in sales activities have to offer customers who found themselves in the condition of being an ineligible customer at December 31, 2002 "the availability of a seasonal and seasonal/daily peak-time modulation service that is adequate for the demand of a year with an extremely cold winter as happens every 20 years or so" (i.e. stocks have to be adequate to meet the demand for gas at seasonal and daily peak times, evaluated on a statistical basis over a period of 20 years) and, at para. 2, that the Authority "determines the modulation obligations for the seasonal peak period of the subsequent year for each municipality according to its climate" (the requirement changes from place to place according to its geographical location and climate).

Economic results

Key figures are shown below for the companies in the Market sector at June 30, 2005, with comparative figures for the same period last year.

Market – millions of euro	06.30.2005	06.30.2004
Revenues	1,045.2	1,010.3
– *of which from third parties*	*733.5*	*630.2*
– *of which from Group companies*	*311.7*	*380.1*
Operating costs	974.7	907.3
– *from third parties*	*474.3*	*429.8*
– *from Group companies*	*500.4*	*477.5*
Labour cost	10.2	10.7
Gross operating income	60.4	92.4
Depreciation and amortisation, provisions and writedowns	4.1	3.4
Profit from operations	56.2	88.9

The results for the period show a 32 million euro decrease in gross profit from operations, essentially due to three main factors:

- a sharp rise in raw material prices on international markets which has in turn raised the purchase cost of electricity and gas, only partly offset by an increase in unit revenues, reducing margins as a result;

- a significant drop in the amount of electricity produced by the plants under contract (–658.7 million kWh), mainly because of unplanned lack of availability and a lean year from a rainfall point of view, which led to a reduction in the sales of electricity and the need for higher purchases from third parties;
- the start-up of operations by the Sole Buyer from April 2004, eliminating sales to the captive market, which on average generates higher margins than the free market.

Electricity sector

As a joint effect of the above movements, the revenues of the electricity sector in first half 2005 fell by 5.3% compared with the same period of 2004.

AEM Trading S.r.l. had revenues in the electricity sector of 356.8 million euro (including 71.3 million euro of intercompany sales), 6.8% down on the same period last year. The reasons for this were:

- the lower availability of electricity, as a result of unplanned plant stoppages and strategic decisions regarding production modulation, partly offset by the increase in unit revenues compare with the same period in 2004. The net effect of these movements was to reduce revenues from the sale of electricity by 10.3 million euro;
- the reduction in revenues from the sale of gas to ASM Brescia (18.5 million euro) which since September 2004 has been procuring directly the natural gas that it needs for its share of electricity generation at the Cassano d'Adda power station;
- the increase in out-of-period income of 1.4 million euro relating to equalisation payments for the transactions carried out on the secondary markets of the IPEX.

The main market destinations of the electricity available for sale were as follows:

- the Italian Power Exchange (IPEX), operative from April 1, 2004, whose withdrawals amounted to 1,803.0 million kWh;
- eligible wholesale customers, for 2,060.5 million kWh;
- AEM Energia S.p.A., for 990.2 million kWh (+5.8%).

Up to March 31, 2004, AEM Trading S.r.l. had sold 1,404.6 million kWh to cover captive market demand of AEM Elettricità S.p.A. and 832.7 million kWh to cover demand from captive customers demand under the so-called STOVE system. With the start-up of the Sole Buyer, the company no longer had this possibility, so it lost access to the captive market which usually offers higher unit tariffs that the prices on the free market.

Operating costs increased by 12.2 million euro compared with the first half of 2004, mainly because of:

- higher system charges (green certificates and rights to operate on foreign markets) for 5.9 million euro,
- higher electricity procurement costs (mainly on the IPEX) for 18.5 million euro, partly due to the unplanned stoppages at the plants under contract, and partly due to the decisions taken with regard to plant modulation which aimed to maximise margins in relation to energy price trends on the wholesale market,
- lower fuel costs, despite the rising trend in prices, due to the lower level of electricity output compared with the same period in 2004, for 17.7 million euro,
- higher out-of-period expenses for 6.5 million euro relating mainly to equalisation payments for transactions carried out on the markets of the IPEX during 2004.

As a result of these changes, the gross profit from operations of AEM Trading S.r.l. came to 13.6 million euro (52.0 million euro at June 30, 2004).

During the first half of 2005 AEM Energia S.p.A. had a turnover in the electricity sector of 71.7 million euro, an increase of 2.1 million euro compared with same period last year. The quantity of electricity sold during the period under review came to 939.5 million kWh (884.6 million kWh in the first half 2004). Gross operating income amounts to 1.7 million euro (2.9 million euro in the result first half 2004).

The following table summarises the production availability and sales of electricity on the part of AEM Trading S.r.l. and AEM Energia S.p.A.:

million kWh	06.30.2005	06.30.2004	% Change
Net availability from contractualised plants	4,148.1	4,906.1	(15.5)
Purchase from other producers	208.2	612.1	(66.0)
Purchase from the Italian Electricity Market	503.3	–	100.0
Total availability	**4,859.6**	**5,518.3**	**(11.9)**
Sales to captive market distributors	–	1,404.6	(100.0)
Sales to eligible end customers and wholesalers	3,000.0	3,406.0	(11.9)
Sales to the Italian Electricity Market	1,803.0	657.0	174.4
Losses and self-consumption	56.6	50.7	11.6
Total Sales	**4,859.6**	**5,518.3**	**(11.9)**

Gas sector

During the first half of 2005 AEM Energia S.p.A. and Serenissima Energia S.r.l. had a turnover of 244.0 million euro, including 4.0 million euro of intercompany sales,

with an increase of 10.3 million euro (+4.4%) compared with the same period of last year.

The increase in revenues is mainly attributable to the growth in unit revenues per cubic metre sold, due to the increase in fuel prices on international markets. The financial statements at June 30, 2005 also include under other revenues, as out-of-period income, the equalisations payments billed by AEM Energia S.p.A. to its customers (5.5 million euro) relating to consumption in previous years. These equalisations were possible once the Authority for Electricity and Gas had defined the new tariff levels following the outcome of a long legal process.

Gross operating income came to 27.3 million euro, a decrease of 5.2 million euro compared with the same period last year. This contraction us partly due to lower volumes sold and partly to the reduction in unit margins caused by the increase in gas procurement costs, which was not matched by a similar increase in unit revenues because of a greater lag in the indexing mechanisms.

The total quantity of gas sold came to 649.0 million cubic metres (687.1 million cubic metres in the first half of 2004).

At June 30, 2005, AEM Energia S.p.A. and Serenissima Energia S.r.l. had a total of 862,600 customers.

During the first six months of 2005, AEM Trading S.r.l. had a turnover of 143.4 million euro, of intercompany sales, (+22.6%) compared with last year. The total quantity of gas sold came to 644.8 million cubic metres (–1.0%), of which 613.8 million cubic metres were sold to AEM Energia S.p.A..

In first half 2005, Plurigas S.p.A. had revenues of 154.3 million euro (pertaining to the 40% interest held by AEM S.p.A.), a rise of 12.6 million euro (+8.9%) compared with the same period last year. Gross operating income came to 15.8 million euro, a significant increase compared with the first half of 2004 (+10.5 million euro).

Heat sector

During the first half of 2005, AEM Calore & Servizi S.p.A. produced revenues of 63.5 million euro (+10.4%), of which 8.0 million euro of intercompany sales. Gross profit from operations came to 6.2 million euro (3.7 million euro in 2004).

On April 1, 2005, the domestic business of AEM Calore & Servizi S.p.A. was sold to Cofathec Servizi S.p.A. The company's income statement at June 30, 2005 therefore includes the figures for the business that was sold for only three months.

The sales of heat amounted to 245 million thermal kWh with an increase of 7.9% compared with 2004.

During the first half of 2005, AEM Trading S.r.l. had revenues in the gas sector of 13.8 million euro, of which 11.3 million euro of intercompany sales, a rise of 3.9 million euro (+39.8%) compared with the same period last year; the gross profit from operations totalled 1.2 million euro (+2.1%).

Services

The following companies are involved in this sector:

- **AEM S.p.A. – Corporate Division,** which is responsible for business development, strategic planning, control and coordination of the activities of the AEM Group.
  The parent company, AEM S.p.A., also provides its subsidiaries and almost all of its associated companies with administrative, financial, legal, logistical, technical and communication services in order to optimise the resources that are available within the Group and to use its know-how in the best way possible. These services are governed by specific service contracts that are stipulated annually.
  AEM S.p.A. also makes office space and business premises available to Group companies at market rates, along with services related to the use of such facilities.

- **AEM Service S.r.l.** handles relationships with customers in general on behalf of Group companies as well as third parties, acting as a call centre, performing back and front office functions, measuring consumption and looking after billing.

Economic results

The following table summarises the main results of the companies operating in the Services sector at June 30, 2005, with comparative figures for the same period of the previous year.
The decrease in revenues and costs, net of the dividends received from subsidiaries and booked on a cash basis, is a consequence of the process of reorganisation, which involved transferring part of the costs previously incurred by the Parent Company to the operating companies, as well as the effects of deconsolidating Zincar S.r.l..

The gross profit from operations amounts to 105.8 million euro (50.3 million euro at June 30, 2004). Depreciation and amortisation amount to 5 million euro (4.6 million euro at June 30, 2004), while provisions come to 17.0 million euro (0.5 million euro at June 30, 2004) and refer principally to allowances to specific risk provisions for outstanding disputes with certain local government entities and social security institutions. As a result, the profit from operations amounts to 83.8 million euro (45.1 million euro at the end of first half 2004).

Services – millions of euro	06.30.2005	06.30.2004
Revenues	160.1	109.7
– *of which from third parties*	*2.3*	*4.1*
– *of which from Group companies*	*42.7*	*48.6*
– *of which dividends*	*115.1*	*57.0*
Operating costs	35.2	41.7
– *from third parties*	*29.4*	*31.9*
– *from Group companies*	*5.8*	*9.8*
Labour cost	19.1	17.7
Gross operating income	105.8	50.3
Depreciation and amortisation, provisions and writedowns	22.0	5.2
Profit from operations	83.7	45.1

During first half 2005, AEM Service S.r.l. had a turnover of 13.5 million euro, an increase of 0.9 million euro (+7.0%) on same period of the previous year and gross operating income of 1 million euro, a decline of 0.8 million euro with respect to the corresponding in 2004.

AEM S.p.A.'s revenues from group companies for services rendered amount to 29.6 million euro and are 6.6 million euro lower than in the same period last year. Moreover, as foreseen by IAS/IFRS, other operating income includes the dividends from subsidiaries for 115.1 million euro (57.0 million euro at June 30, 2004).

On March 9, 2005 AEM S.p.A. sold 51% of Zincar S.r.l. to the Municipality of Milan and on June 16, 2005 sold a further 12% to the Unione del Commercio, del Turismo, dei Servizi e delle Professioni of the Province of Milan.

Capital expenditure by the Services sector amounted to 5.8 million euro and was mainly for works carried out on industrial and office buildings, on buying equipment, furniture, fittings and operating assets, as well as on improvements to the IT systems and ICT networks.

Human resources

At June 30, 2005 the AEM Group had 2,749 employees, 157 fewer than at the same time last year. The proportion of hours worked to working hours available came to 83.1%, substantially the same as the previous year.

On April 1, 2005, the domestic business of AEM Calore & Servizi S.p.A. was sold to Cofathec Servizi S.p.A., involving 90 employees.

Even though contractual pay rises for the Electricity and Gas Industry were applied during the first half, in addition to the impact of wage increases in the second half of 2004, in both the electricity and commerce sectors, it was possible to limit the overall increase in labour cost (+1.6%) thanks to ongoing optimisation of human resources and more efficient allocation of staff throughout the territory of operations.
As a result, labour cost in the first half of 2005 came to 75.5 million euro (74.3 million euro at June 30, 2004), for an increase of 1.2 million euro (1.6%).

Staff training activities continued to update their technical and specialist knowledge in the field of power distribution (AEM-ex ENEL). Training sessions were also held during the period on questions of safety in the workplace, as required by law. Improvement computer knowledge is an ongoing activity at all levels, while staff were also trained in the use of the new CRM billing system, using both traditional and innovative techniques, such as e-learning and on-the-job tutoring).
As part of the Company's Institutional Training Programme, a system of management performance assessment was created and certain methods of self-diagnosis and self-development (such as focus groups, personal assessments) were implemented with a view to improving individual skills and making people more responsible for the own learning process.
Lastly, a project was initiated to evaluate the intellectual capital in AEM Energia, the purpose being to enhance the value of the commercial skills that are considered strategic and distinctive to compete in the open market.

The following table shows a breakdown of personnel by category at the end of the year:

	06.30.2005	06.30.2004
Managers	43	47
Supervisors	135	144
White-collar workers	1,729	1,779
Blue-collar workers	842	936

No Group company had a stock option plan for its staff at the end of period.

During 2004, current and retired personnel were able to benefit from special rates to buy electricity and gas.

The following table gives a breakdown of employees by AEM Group company at the end of the year:

AEM S.p.A.	AEM Trasm. S.p.A.	AEM Energia S.p.A.	AEM Elettricità S.p.A.	AEM Gas S.p.A.	AEM Service S.r.l.	Seren. Gas S.p.A.	Seren. Energia S.r.l.	AEM Trading S.r.l.	Metroweb S.p.A.	AEM C. & S. S.p.A.	Total
787	28	64	809	532	246	19	6	25	32	201	2,749

Research and the environment

The Bicocca Project

Through Zincar S.r.l., which is controlled by the Municipality of Milan, AEM S.p.A. takes part in the research approved by the Ministry of the Environment and the Municipality of Milan to develop infrastructures related to the use of hydrogen. This is being done at Bicocca, an area of Milan, where a 1.3 MW phosphoric acid fuel-cell plant has been installed.

Under a new project, the plant is to be modified in two integrated and complementary stages:

- restoration of the natural gas reforming plant for the production of hydrogen, together with the auxiliary systems that go with it, followed by testing in an urban environment of technologies for the separation, accumulation and distribution of the H_2 and CO_2 produced by the system;
- replacement of the current phosphoric acid fuel cells with state-of-the-art MCFC (Molten Carbonate Fuel Cell) technology developed by Ansaldo Ricerche, capable of producing electricity and heat with much higher yields compared with first generation plants and able to separate CO_2 in quantity.

To date, various activities involved in the first stage have been carried out; the most important are those for the revision and substitution of plant systems that will be reutilised in later testing phases, as well as those that have led to the design and creation of a gaseous hydrogen accumulation and distribution system which at present has been installed inside the building.

Of the priority objectives to be reached to complete the first stage of testing, it is worth mentioning the following:

- restart of the existing plant only for the production of hydrogen;
- installation of an H_2/CO_2 separation system;
- installation of an H_2 and CO_2 purification and stocking system;

The second stage will involve the following activities, which will be financed by the Ministry of Research out of its FISR (Fondo Integrativo Speciale per la Ricerca - Special Supplementary Research Fund):

- installation and characterisation of the new molten carbonate fuel cells (MCFC);
- inclusion of a microturbine as part of the cell system;
- testing technologies for the concentration and separation of CO_2 in the cell system.

Unified project for the development of a heat pump for urban district heating

AEM has launched a plan to develop a new chain of plants for the production of heat to be used in urban district heating networks. These plants are due to be built on five areas already owned by the Company (Canavese, Gonin, North Receiver Station, South Receiver Station and Bovisa). These areas, which are all in Milan, are currently assigned for technological uses. The same scheme will also be proposed for the other district heating initiatives already in existence in the Milan area (Centro Direzionale, Quartiere Santa Giulia and Bocconi). The plan consists of building cogeneration plants and high efficiency [1] heat pumps fed by water held in the water-bearing stratum , i.e. plants that produce electricity and heat with primary energy savings and a low environmental impact. A standard project (Unified Project) has been designed for each episode.

The Unified Project envisages the installation of:

- a cogeneration section consisting of 3 gas turbines of ≈ 4.5 MW_{th} each (a total of 13.5 MW_{th});
- a heat pump section consisting of 2 heat pumps of 15 MW_{th} (a total of 30 MW_{th});
- an integration section consisting of 2 gas boilers of 15 MW_{th} each (a total of 30 MW_{th});
- a reserve section consisting of 1 gas boiler of 15 MW_{th};
- an accumulation section made up of 3 storage tanks to hold hot water with a capacity of 80 MWh_{th} and total power of 20 MW_{th}.

On completion of this installation, a 93.5 MW_{th} plant will be built at the front end of the plant, able to satisfy the requirements of users for up to 130 MW_{th}.
The first site to be involved in the Unified Project is the Canavese Area, previously the location of a gasometer. Procedures are currently underway to obtain authorisation for the plant, while civil engineering works on the building are already in progress.
Of the various advantages that are expected from adopting this type of plant, especially the use of heat pump technology, points worth emphasising are:

- the energy saving that should be achieved by means of cogeneration and the use of heat pumps fed by water held in the water-bearing stratum;
- improvement in air quality by adopting a technology for the production of thermal energy with zero emissions into the local atmosphere;
- the chance to exercise control over the rising surface of the water-bearing stratum in the Milan area which in recent years has caused damage to underground structures both publicly and privately owned.

(1) The parameter that defines the efficiency of a heat pump is called COP (*Coefficient of Performance*), which is the ratio between the thermal power produced and the electrical power needed to make the heat pump work. A COP of 3 is expected from the heat pumps used in the Unified Project (3 MW of thermal power generated for every MW of electrical power absorbed).

Related party transactions

Relations with the parent entity and its subsidiaries

The parent entity of AEM S.p.A. is the Municipality of Milan. At June 30, 2005 the Municipality of Milan holds a relative majority of the share capital of AEM S.p.A. with 42.201% (759,643,703 shares), of which 42.198% directly (759,589,702 shares) and 0.003% (54,001 shares) indirectly through Metropolitana Milanese S.p.A..
AEM S.p.A. holds 14,841,850 treasury shares, which is 0.825% of the share capital (made up of 1,800,047,400 shares); in April AEM S.p.A. sold 7,909,605 treasury shares (0.439% of the share capital) to buy the investment in Ecodeco S.r.l.; the remainder of the shares (56.535%) is on the market.
Dealings between companies of the AEM Group and the Municipality of Milan are of a commercial nature, involving the supply of electricity, gas, heat and management of the public illumination and traffic light systems.
Similarly, AEM Group companies have dealings of a commercial nature with the companies controlled by the Municipality of Milan, namely SEA S.p.A., MM S.p.A., SOGEMI S.p.A., ATM S.p.A. and AMSA S.p.A., providing them with electricity, gas and heat at market rates in line with the supply conditions, as well as various services required by them.
Dealings between the Municipality of Milan, AEM Elettricità S.p.A. and AEM Gas S.p.A. regarding the distribution of electricity, gas and heat and the provision of public illumination and traffic light services are regulated by specific agreements.
There are also dealings of a financial nature between AEM S.p.A. and the Municipality which are regulated by means of an interest-bearing current account, through which reciprocal payments are made; this current account is subject to normal market rates.
As regards dealings between AEM S.p.A. and the other entities controlled by the Municipality of Milan, it should be borne in mind that AEM S.p.A. has a 49.0% interest in the share capital of Malpensa Energia S.r.l., which is controlled by SEA S.p.A..

Dealings with subsidiary and associated companies

Within the group, AEM S.p.A. acts as a centralised treasury for all of the subsidiaries and for Zincar S.r.l..
Intercompany transactions are regulated through current accounts between the parent company and the subsidiaries; these transactions are governed by market rates.
In 2005 AEM S.p.A. and its subsidiaries again filed their VAT return on a group basis.

For corporate income tax (IRES) purposes, AEM S.p.A. now files for tax on a consolidated basis, as per articles 117-129 of Decree 917/86, together with its Italian subsidiaries AEM Elettricità S.p.A., AEM Gas S.p.A., AEM Calore & Servizi S.p.A., AEM Energia S.p.A., AEM Trading S.r.l., AEM Service S.r.l., AEM Trasmissione S.p.A., Metroweb S.p.A., Serenissima Gas S.p.A. and Serenissima Energia S.r.l. To this end, a contract has been stipulated with each subsidiary to regulate the tax benefits and burdens transferred, with specific reference to current items.
The parent company AEM S.p.A. provides the subsidiary and associated companies with administrative, financial, legal, managerial and technical services, so as to optimise the resources available within the company and to make the best use of existing know-how in the most economical way possible. These services are governed by specific service contracts that are stipulated annually. In addition, the parent company AEM S.p.A. makes office space, operating areas and related services available at market conditions to Plurigas S.p.A. e-Utile S.p.A. and Zincar S.r.l. (all associates).
AEM S.p.A. provides a power generation service to AEM Trading S.r.l. in exchange for a monthly fee that depends on the effective availability of the thermoelectric and hydroelectric plants.
AEM S.p.A. sells energy at current prices and in accordance with a contractual agreement to the associated company Società Servizi Valdisotto S.p.A..
The associated company e-Utile S.p.A. provides AEM S.p.A. with IT services.
On June 28, 2005 AEM S.p.A. sold 6,696,424 shares in Fastweb S.p.A.. As a result of this transaction, the interest held by AEM S.p.A. in Fastweb S.p.A. (formerly e.Biscom S.p.A.) now amounts to 0.16%.

Intercompany transactions and balances are summarised in the following tables.

Balance sheet thousands of euro	Subsidiary companies (1)	Associated companies (1)	Parent company (2)	Total
ASSETS:				
A) NON-CURRENT ASSETS				
A4) Investments	1,437,156	481,169		1,918,325
A5) Other non-current financial assets		1,188		1,188
B) CURRENT ASSETS				
B3) Current financial assets	299,860			299,860
B6) Trade receivables	80,088	1,074	77,129	158,291
SHAREHOLDERS' EQUITY AND LIABILITIES				
B2) CURRENT LIABILITIES				
B2-1) Commercial payables	47,022	2,610	6,578	56,210
B2-3) Short-term loans	181,117	602	53,512	235,231

(1) Dealings between AEM S.p.A. and its subsidiaries and associates.
(2) Dealings between Group companies and the Municipality of Milan.

Income statement thousands of euro	Subsidiary companies (1)	Associated companies (1)	Parent company (2)	Total
1) REVENUES				
1.1) Revenues from sales	450	24		474
1.2) Revenues for services	26,054	416	11,638	38,108
1.6) Other operating income	70,982	444		71,426
2) OTHER OPERATING PROFITS	115,061			115,061
3) OPERATING COSTS				
3.1) Raw materials and consumables used	66			66
3.2) Services	16,522	5,482		22,004
3.6) Other operating costs	107		1,060	1,167
12) Financial charges	781	11	703	1,495
13) Income from financial assets	6,170	9,136		15,306

(1) Dealings between AEM S.p.A. and its subsidiaries and associates.
(2) Dealings between Group companies and the Municipality of Milan.

Audit of the financial statements

The statutory and consolidated half-year financial statements at June 30, 2005 have been subjected to a limited audit by Reconta Ernst & Young S.p.A. on the basis of a three-year appointment by the shareholders' meeting.
The shareholders' meeting on April 29, 2004 reappointed Reconta Ernst & Young S.p.A. to audit the consolidated financial statements of the AEM Group for the years 2004, 2005 and 2006.

Treasury shares

In accordance with article 2428 of the Italian Civil Code, we would point out that at June 30, 2005 AEM S.p.A. holds 14,841,850 treasury shares, which were all purchased during 2004.
At June 30, 2005 the subsidiary and associates do not hold any shares in the parent company, AEM S.p.A., nor have they made any purchases or sales of such shares during the period.
The par value of these shares is 0.52 euro.

EC infringement procedure

On June 5, 2002, the European Commission published a decision declaring that the three-year exemption from income tax (under art. 3.70 of Law 549/95 and art. 66.14 of D.L. 331/1993, converted into Law 427/93) and the advantages deriving from the loans granted under art. 9-bis of D.L. 318/1986, converted into Law 488/96) granted to joint-stock companies with a public-sector majority set up under Law 142/90 was incompatible with EC law as it was considered State aid which is banned by art. 87.1 of the EC Treaty.
On the other hand, the Commission did not consider the tax exemption on the transfers under art. 3.69 of Law 549/95 as State aid.
This decision was notified on June 7, 2002 to the Italian State, which impugned it before the Court of Justice.
The decision was subsequently communicated by the Commission to AEM S.p.A., which impugned it before the Court of first instance of the European Community on September 30, 2002, pursuant to art. 230.4 of the EC Treaty. Other public-sector companies and Confservizi are also considering impugning this decision.
In the proceedings taken by AEM S.p.A., on January 6, 2003 the Commission deposited an objection claiming that it could not accept the appeal. AEM promptly replied before the legal deadline. The Court set the meeting concerning the

objection claiming that it could not accept the appeal by order dated August 5, 2004.

In February, the Italian State asked the Court of Justice to suspend the case before it to allow the one before the Court of first instance to go ahead, seeing as all of the main beneficiaries of the aid were taking part in it. The Court ordered a suspension on June 8, 2004. On March 15, 2005 AEM deposited a brief in response to the judgement pending before the Court of first instance.

The Italian State did not ask the Court of Justice to suspend execution of the Commission's June 2002 decision so as not to prejudice the resolution of merit in the event of a refusal. In fact, it is rare for the Court to concede a stay of execution, above all in matters regarding State aid.

The decision is therefore fully effective and binding on the Italian State, which is obliged to recover the aid granted.

The Commission's decision, on the other hand, does not have any effect on the private sector, nor does the appeal to the Court of first instance have any impact on it.

On the invitation of the Commission, the Italian State has activated a recovery procedure, preparing a questionnaire to carry out a survey of joint-stock companies with a public-sector majority that have benefited from this kind of tax exemption or from loans granted by the Cassa Depositi e Prestiti during the years under consideration. AEM S.p.A. received from the Municipality of Milan a request for information on June 14, 2004 and is currently gathering relevant data. It would appear that such requests form part of a survey to gather relevant information, rather than being binding.

The Italian State's recovery initiatives continued with the predisposition of an amendment to the EC law, which was approved by the Chamber of Deputies in December 2004 and has now also been approved by the Senate on April 13, 2005, (art. 27, Law 62 of April 18, 2005). The amendment envisages detailed recovery procedures based on ordinary tax rules to adjust any recovery to the effective existence of recoverable aid (considering the specific circumstances of each position and bearing in mind any outstanding disputes with the tax authorities). In particular, this measure envisages certain declarations on the part of the tax-payer and presumes certain official acts specifying the application methods and guidelines for a correct evaluation of cases of non-application. AEM S.p.A. has punctually complied with the obligations that the former municipal utilities have been subjected to as laid down in the recovery regulations and related implementation instructions.

If all possible forms of legal protection fail, it is reasonable to assume that the Italian government's efforts to recover this money will take the form of a revoca-

tion of the benefits granted in various ways to different public service sectors, to the extent that the business has effectively opened up to competition during the period of the measures being contested and hence the extent to which it may have been distorted.
Talking of which, AEM's appeal explains how the Company operated during the 1996-1999 period, the one under review by the Commission in sectors that were not opened up to competition, such as power and gas, for which AEM S.p.A. did not take part in any tender to be entrusted the service.
In light of the uncertainty regarding the outcome of the recourses launched by the Italian State and by AEM S.p.A., and the ways in which the Commission's Decisions would be applied, the Company thinks it possible, but not probable, that it risks having to hand back all of the aid received if the result of the entire appeal procedure turns out to be negative. It follows that the financial statements do not reflect any provision for this matter.
Because of these same conditions of uncertainty, it is currently impossible to have sufficient objective elements to make a reasonable estimate of the impact on AEM S.p.A. as a consequence of this Decision.
By way of an indication, the following table shows the net profit reported in AEM's approved financial statements for the various years affected by the European Commission's decision:

	1996	1997	1998	1999
Millions of euro	14	93	115	1,027

The net profit for 1999 includes the capital gain of 935 million euro, generated by the transfer to the subsidiaries AEM Trasmissione S.p.A., AEM Elettricità S.p.A. and AEM Gas S.p.A. of the power transmission, power distribution and sale, and natural gas and heat distribution and sale businesses.
These transfers were decided by AEM S.p.A. in accordance with precise obligations laid down in Decree 79/99 which adopted the EU Directive on the single electricity market and as part of the planned deregulation of the natural gas sector.

Given the "tax moratorium", AEM S.p.A. was not at the time required to file tax returns for those years.
It is also worth bearing in mind that the bulk of the earnings distributed by AEM S.p.A. during this tax moratorium went to the Municipality of Milan, part of the Public Administration.
AEM S.p.A. did not receive any loans from the Cassa Depositi e Prestiti under the laws mentioned and during the period considered by the Commission.

Risk management

Responsibility for risk management (exchange risk, commodity price risk, interest rate risk and credit risk) lies with two functions, both of which report directly to the Group CFO.

The Energy Risk Management (ERM) function handles the risk factors in the energy market (commodity price risk, commodity exchange risk and credit risk), while the Finance and Administration Department handles interest rate risk and the residual exchange risk, which is marginal compared with that handled by the ERM function.

1) Risk factors in the energy market: commodity price risk, exchange risk and credit risk

The economic and financial results of the AEM Group's core business operations are exposed to a series of risks:

- price risk is related to changes in the market value of a *commodity*. It consists of the possible negative effects that a change in the market price of one or more commodities could have on the Company's prospective earnings;
- volume risk is linked to a reduction in the economic margin associated with a purchase and sale transaction due to a change in the quantity or quality of the underlying volumes;
- counterparty risk is a type of credit risk connected with the counterparty.

In January 2004, the AEM Group adopted its own "Energy Risk Policy" (ERP), following its formal approval by the Board of Directors of AEM S.p.A. Responsibility for the control and management of risk limits, which are decided annually by the Board of Directors, has been delegated to the Energy Risk Commission (ERC), chaired by the Managing Director of the AEM Group. It uses the services of a unit entitled Energy Risk Management, which was set up in AEM S.p.A. reporting directly to the Group CFO. The objective of the Energy Risk Management unit is control over risk profiles and the adoption of measures to keep them within the limits permitted by the ERP.

Within the ambit of the risk management strategy approved by the ERC, the Group CFO can impose any action that may be needed to maintain the AEM Group's risk profile within its official limits. The priority objective of energy risk management is to protect the Group's gross margin, which is subject to risk because of market price fluctuations. The use of commodity derivatives is only permitted to limit the AEM's Group's exposure to adverse price trends on raw material markets, as laid down by the ERP.

The AEM Group takes steps to optimise its energy portfolio (purchases and sales of gas and production/purchase and sale of electricity, hedging of price risk, etc) based on the desired risk/return profile.
In the first half of 2005, the hedging of price risk by means of derivatives focused on protection against high volatility of energy prices on the power exchange (IPEX), on stabilising electricity margins on the wholesale market with particular attention being paid to energy sales at fixed prices, and on stabilising price differences (Sales/Purchases) deriving from various indexing mechanisms for the price of gas.
Hedging market price risk on the IPEX took the form of signing one-way differential contracts with the Sole Buyer for notional energy of 250 MW, which represents more than 65% of the energy offered by AEM Trading S.r.l. on the IPEX during the first half of 2005.
Commodity and currency hedging contracts were also taken out with the main national and international operators in the sector so as to protect the margin on fixed-price sales (at a price not index-linked to energy products and currencies) of gas and electricity and to protect a significant percentage of the margin coming from other sales, with the objective of bringing the limits back within the amounts laid down in the ERP. Valuation at fair value of the outstanding hedges at June 30, 2005 was positive for 8.8 million euro. The result for the first half of 2005 was positive for 6.3 million euro.
The notional amount of the commodity risk hedging contracts amounts to 72,715,000 US dollars, whereas those hedging the exchange risk have a notional value of 143,880,000 US dollars.
For the purposes of controlling and managing credit risk, all counterparties with a significant exposure to the AEM Group have been assigned a summary indicator called a "credit merit rating". AEM Group policy is that receivables for gas and electricity supplies should be guaranteed by sureties or by other types of collateral; exceptions are admitted, but they are still subject to rules and limits, and are kept under tight control. On the other hand, no exceptions are allowed for those customers that have a credit merit rating that is lower than a certain level shown in the ERP. At June 30, 2005, the AEM Group did not have significant exposures to one or more counterparties.

2) Interest rate risk and residual exchange risk

- Interest rate risk depends on the economic effect of interest rate movements on a financial investment.
- Exchange risk is related to the possibility of incurring losses based on an unfavourable change in exchange rates.

Interest rate risk is linked to medium and long-term loans and has a different impact depending on whether the loan is fixed or floating rate.

In fact, if the loan is floating rate, the interest rate risk is on the cash flow; if the loan is fixed rate, the interest rate risk is on the fair value (e.g. if market rates rise above the rate paid on the bonds, the bond price will go down). Indeed, there is an inverse correlation between a loan's price and yield to maturity.

At June 30, 2005 the structure of the AEM Group's medium and long-term loans was as follows:

- 32% of the loans were floating rate;
- 1% was fixed rate;
- 67% of the loans were hedged, even if the hedges did not fully satisfy the effectiveness test.

The loans that were hedged were made up as follows:

- a bond loan with a nominal value of 500 million euro, maturity October 30, 2013, with an annual fixed coupon of 4.875%:
- a loan from the Cassa Depositi e Prestiti, residual debt at June 30, 2005 of 339 million euro, floating rate (average of 6-month Euribor measured in November and May).

The hedging policy adopted by the Group is designed to minimise any losses connected to fluctuations in interest rates in the case of floating rate loans and to minimise the higher cost of fixed rate loans compared with floating rate ones (the so-called "negative carry").

This policy makes it possible to transform the fixed rate and Euribor average into a floating rate within a collar with barrier, so as to limit:

- interest rate fluctuations with well defined limits, in the case of floating rate;
- the negative carry compared with the Euribor (floating), in the case of fixed rate.

This policy has been applied both to the bond loan, and to the loan from the Cassa Depositi e Prestiti.

At June 30, 2005 the economic result of valuing the hedges at fair value came to 47.8 million euro (positive) for the bond loan and 1 million of euro (negative) for the loan from Cassa Depositi e Prestiti.

The fair value of the bond loan, applying the "Fair Value Option" method, at June 30, 2005, amounted to 544.5 million euro.

As regards the exchange risk on purchases and sales other than those of commodities, the AEM Group does not consider it necessary to take out specific hedges as the amounts involved are quite small, they are paid or collected within a short period of time and any imbalance is immediately offset by a sale or purchase of foreign currency.

Derivatives

With reference to the 500 million euro bond issue maturing in October 2013, AEM S.p.A has adopted suitable financial strategies to transform the fixed rate (net of the issue spread) into a floating rate based on 6-month Euribor, whose value is limited to within a collar with a barrier option;
With reference to the loan granted by the Cassa Depositi e Prestiti, with due date June 2013 AEM S.p.A has adopted suitable financial strategies to set the floating rate within a collar with barrier.
With reference to the investment in AEM Torino S.p.A., on May 13, 2005 AEM S.p.A. concluded a "Total Return Hedging Equity Swap" for 6,890,000 shares to hedge the risk of changes in their market value.

Hedging structure of Cassa Depositi e Prestiti loan

Notional amount:	Euro 423,494,657.25 being repaid
AEM receives:	6-month Euribor according to CD&P formula (average of May-November) paid half-yearly actual/360
AEM pays:	if 6-month (*) fixed Euribor is below 2.17% (**): 2.17%
	if 6-month fixed Euribor is above 2.17% and below 4.36%: 6-month Euribor
	if 6-month fixed Euribor is above 4.36%: 4.36%
	if 6-month fixed Euribor is above 5.40%: 5.40%

(*) 6-month Euribor is established either in advance or in arrears depending on the counterparties.
(**) The floor, cap and barrier are average figures for the contract levels agreed with the various counterparties.

Hedging structure of the bond loan

Notional amount:	Euro 500,000,000
AEM receives:	annual fixed rate of 4.475%
AEM pays:	if 6-month (*) Euribor is below 2.87% (**): 2.87%
	if 6-month fixed Euribor is above 2.87% and below 5.13%: 6-month Euribor
	if 6-month fixed Euribor is above 5.13%: 5.13%
	if 6-month fixed Euribor is above 6.50%: 6.50%

(*) 6-month Euribor is established in arrears
(**) The floor, cap and barrier are average figures for the contract levels agreed with the various counterparties.

Hedging structure of the AEM Torino securities loan

Notional amount:	Euro 13,159,900
AEM receives:	2,47%
AEM pays:	2,57%

Settlement of the derivative will take place on a one-off basis on May 24, 2006.

As laid down in the loan contracts stipulated on August 9, 2003, Edipower S.p.A. has signed agreements to hedge the risk deriving from possible fluctuations in the interest rate that will be paid to the financing banks.

Ten interest rate risk hedging contracts have been stipulated with ten of the financing banks, each with a notional value of 176,000,000 euro with the following characteristics:

Hedging structure of the Edipower loan

Notional amount:	Euro 1,760,000,000 (*)
Edipower receives:	3-month Euribor at a particular date
Edipower collects:	From 09/12/03 to 09/12/05: 12-month Euribor + 0.15% set quarterly in arrears within a collar Characteristics of the collar: Floor 2.50% Cap 4.30%
	From 09/12/05 to 09/12/08: 5-year CMS set quarterly in arrears within a collar Characteristics of the collar: Floor 3.00% cap 4.26% per trade carried out on 09/04/03
	From 09/12/05 to 09/12/08: 5-year CMS set quarterly in arrears within a collar Characteristics of the collar: Floor 3.00% cap 4.18% per trade carried out on 09/05/03

(*) The notional amount being hedged is 100% of the Edipower loan, not just AEM's portion of it.

Differential contracts with Acquirente Unico S.p.A. for the year 2005, with options for 2006 and 2007

Acquirente Unico (the Sole Buyer, a publicly owned company that has been given the task of ensuring the supply of electricity to captive customers at competitive prices and in conditions of continuity, safety and efficiency) held a series of auctions in December 2004 at which electricity suppliers could participate. The auctions were designed to hedge the inherent price risk of the Sole Buyer's electricity requirement. Five different types of contracts were offered (CfD Coal, CfD Gas 1, CfD Oil, CfD Gas 2, CfD Peak) for a total notional value of 18,175 MW. The contracts included a renewal option for 2006 and 2007, with the exception of the "CfD Peak" contract.

AEM Trading S.r.l. (AEM Group) was awarded a total of 250 MW, split as follows: 25 MW "CfD Coal" contract, 75 MW "CfD Gas 1" contract, 50 MW "CfD Oil" contract, 75 MW "CfD Gas 2" contract and 25 MW "CfD Peak" contract. For the AEM Group, these contracts figure as the sale of an option with an hourly exercise, against which AEM Trading S.r.l. has collected the premiums which vary according to the type of contract, but it will be required to pay any positive differential between the strike price (which varies according to the contract) and the hourly PUN (single nationwide price) set by the Italian Power Exchange (IPEX). The value of the strike is denominated in €/MWh and is index-linked to a basket of fuels, except for the "CfD Peak" contract for which the strike price is fixed at 105 €/MWh. The indexing of the strike price is considered representative of the fuel cost of various production technologies. On June 28, 2005 AEM Trading S.r.l. exercised its option to renew its CfD contracts for 2006 for a total notional quantity of 144 MW.

These contracts are hedges for the AEM Group, as at the same time as the sale of electricity on the IPEX, they guarantee a sale at a price that is remunerative compared with the production costs. However, the type of financial hedge does not allow them to be classified as hedges for IAS purposes.

Contract	Description	Quantity (MW)	Mark-to-Market (Euro)
GAS1	One-way differential contract on the difference between the hourly PUN and a basket of fuels representing the production cost of a combined-cycle gas-fed power plant. The contract applies for all of the days in the calendar year 2005.	75	€ 2,054,033.95
GAS2	One-way differential contract on the difference between the hourly PUN and a basket of fuels representing the production cost of a traditional gas-fed power plant. The contract applies for all of the days in the calendar year 2005.	75	€ 3,150,880.45
COAL	One-way differential contract on the difference between the hourly PUN and a basket of fuels representing the production cost of a coal-fired power plant. The contract applies for all of the days in the calendar year 2005.	25	€– 787,098.18
OIL	One-way differential contract on the difference between the hourly PUN and a basket of fuels representing the production cost of a oil-fired power plant. The contract applies for all of the days in the calendar year 2005.	50	€ 2,158,401.49
PEAK	One-way differential contract on the difference between the hourly PUN and a fixed price of 105 Euro/MWh. The contract applies for all of the days in the calendar year 2005.	25	€ 360,347.29
TOTAL Derivatives			**€ 6,936,564.99**

Bank borrowings and amounts due to other providers of finance

Details of the Group's financial indebtedness are as follows:

Breakdown of debt

amounts in millions of euro	Maturity	Nominal balance 06.30.05	Portions maturing within 12 months	Portions maturing beyond 12 months	2nd half 2006	Portions maturing in				
						2007	2008	2009	2010	beyond
Bonds										
Fixed rate	2003-2013	500.00		500.00						500.00
Non-banking loans										
Floating rate	2002-2013	338.80	42.35	296.45	21.17	42.35	42.35	42.35	42.35	105.87
Bank loans										
Fixed rate	2002-2007	20.00		20.00		20.00				
Floating rate	2001-2018	853.51	20.50	833.01	165.60	31.23	471.28	30.75	30.20	103.96
TOTAL		1,712.31	62.85	1,649.46	186.77	93.58	513.62	73.10	72.55	709.84

Comparison between nominal balance and fair value

milioni di euro	Maturity	Fair value 06.30.2005	Nominal balance 06.30.2005	Fair value 12.31.2004	Nominal balance 12.31.2004
Bonds					
Fixed rate	2003-2013	544.45	500.00	531.80	500.00
Non-banking loans					
Floating rate	2002-2013	338.80	338.80	359.97	359.97
Bank loans					
Fixed rate	2002-2007	20.94	20.00	20.99	20.00
Floating rate	2001-2018	853.51	853.51	883.39	883.39
TOTAL		1,757.69	1,712.31	1,796.14	1,763.36

Changes in the nominal value of the debt

amounts in millions of euro	Nominal value 12.31.2004	Repayments	Nominal value 06.30.2005
Bonds			
Total	500.00		500.00
Non-banking loans			
Floating rate	359.97	(21.17)	338.80
Bank loans			
Fixed rate	20.00		20.00
Floating rate	883.39	(29.88)	853.51
TOTAL	**1,763.36**	**(51.05)**	**1,712.31**

Medium/long-term loans (excluding current portions)

amounts in millions of euro	Nominal value 06.30.2005	06.30.2005 Portions maturing beyond 12 months	12.31.2004 Portions maturing beyond 12 months	Change
Bonds				
Total	500.00	500.00	500.00	0.00
Non-banking loans				
Floating rate	338.80	296.45	317.62	(21.17)
Bank loans				
Fixed rate	20.00	20.00	20.00	0.00
Floating rate	853.51	833.01	845.05	(12.04)
TOTAL	**1,712.31**	**1,649.46**	**1,682.67**	**(33.21)**

Medium/long-term loans: current portions

amounts in millions of euro	06.30.2005 Portions maturing within 12 months	12.31.2004 Portions maturing within 12 months
Non-banking loans		
Floating rate	42.35	42.35
Bank loans		
Floating rate	20.50	38.34
TOTAL	**62.85**	**80.68**

Covenants

150 million euro floating rate loan with maturity August 2006

Covenant - AEM S.p.A undertakes to ensure that its financial conditions and those of the other Group companies are such that the ratio between net financial indebtedness and gross profit from operations is lower than 6.5 and that the rating given to the Company by Standards & Poor's is equal to or higher than BBB-.

The Company checks these parameters on an ongoing basis throughout the life of the contract and communicates them to the Agent Bank every six months at the same time that it delivers a copy of its financial statements.
The loan is floating rate and the financial burden consist of Euribor plus a variable spread.
The spread depends on the ratio of IFIN/Gross profit from operations calculated on the Company's consolidated figures as shown in the latest available annual or half-yearly financial statements.

IFIN means all interest-bearing debt of any kind, without duplication, guarantees and commitments of any kind which will give or could give rise to an outlay of cash (e.g. sureties, letters of patronage of a binding nature – with the exception in both cases of those given on behalf of companies that appear in the Company's consolidated financial statements – endorsements of bills of a financial nature, purchase or payment commitments even if only on the request of the counterparty, guarantees with recourse on future receivables and similar items), less the following assets providing they are freely available: cash on deposit or in hand, government securities issued by OECD countries.

Changes in the spread according to the IFIN/Gross profit ratio will be evaluated and applied every six months. If the ratio reached a level of 6.5, the spread over Euribor would increase by a maximum of 0.15% per year.

100 million euro floating rate loan with maturity September 2012

The Company's non-subordinated, unsecured long-term debt has a credit rating clause which requires it to maintain a long-term rating of not less than "A-" from Fitch, "A3" from Standards & Poor's and "A-" from Moody's for the entire duration of the loan.

If this commitment is not met, there are capital, economic and financial covenants linked to its Debt/Equity ratio, Debt/Gross Profit ratio, and Gross Profit/Financial

Charges ratio. These covenants will be evaluated by the Company every twelve months based on the consolidated financial statements.

The loan is at floating rate and interest is charged at Euribor plus a spread.

85 million euro floating rate loan with maturity June 2018

There is a credit rating clause which requires AEM S.p.A. to maintain a long-term rating of not less than "Baa3" from Moody's and/or "BBB-" from Standards & Poor's and/or Fitch for the entire duration of the loan.
If this commitment is not met, there are capital, economic and financial covenants linked to its Debt/Equity ratio, Debt/Gross Profit ratio, and Gross Profit/Financial Charges ratio.
These covenants will be evaluated by the Company every twelve months based on the consolidated financial statements.
The loan is at floating rate and interest is charged at Euribor plus a spread.

For all of these loans, the bank reserves the right to enforce repayment prior to the due date if the company does not comply with the covenants.

These loans, which amount to 335 million euro, represent 24.6% of total gross indebtedness, net of the debt pertaining to Edipower S.p.A..
None of the other long-term loans have financial covenants nor commitments linked to the level of rating.

The Group has stipulated a number of committed lines of credit with various financial institutions for a total of 1,330 million euro.
These lines are not subject to any covenants nor does a specific level of rating have to be maintained.

2,300 million euro floating rate loan taken out by Edipower S.p.A. with maturity September 2008

The financial covenants of Edipower S.p.A. relating to the syndicated loan refer to the ratio between gross profit and financial charges, the ratio between net debt and gross profit, and a minimum level of gross profit.

Concessions held by the AEM Group

The following table shows the main concessions obtained by the AEM Group:

Concession	Authority	Maturity
Authorisation issued with provisional certificate 1404 of 08.05.1986 for the Braulio hydroelectric plant	Ministry of Public Works	07.28.2013
Concession issued with Interministerial Decree 1449 of 04.08.1959 extended under Decree 79/1999 ("Bersani Decree") for the San Giacomo hydroelectric plant (San Giacomo Dam)	Ministry of Public Works	12.31.2010
Concession issued with Interministerial Decree 352 of 01.22.1957 for the Premadio 1 hydroelectric plant	Ministry of Public Works	07.28.2013
Concession issued with Interministerial Decree 1971 of 06.08.1962 for the Premadio 2 hydroelectric plant	Ministry of Public Works	12.31.2043
Concession issued with Interministerial Decree 1332 of 07.17.1964 for the Grosio hydroelectric plant	Ministry of Public Works	11.15.2016
Concession issued with Interministerial Decree 2758 of 10.21.1948 extended under Decree 79/1999 ("Bersani Decree") for the Lovero hydroelectric plant	Ministry of Public Works	12.31.2010
Concession issued with Interministerial Decree 4023 of 09.24.1940 extended under Decree 79/1999 ("Bersani Decree") for the Stazzona hydroelectric plant	Ministry of Public Works	12.31.2010
Concession issued with Interministerial Decree 3255 of 06.23.1958 extended under Decree 79/1999 ("Bersani Decree") for the Fraele hydroelectric plant	Ministry of Public Works	12.31.2010
Authorisation issued with provisional certificate 2597 of 11.16.1982 extended under Decree 79/1999 ("Bersani Decree") for the Grosotto hydroelectric plant	Ministry of Public Works	12.31.2010
Concession issued with Resolution of the Regional Council 25068 of 01.18.1997 for the Boscaccia hydroelectric plant	Regional Council	01.31.2007
Concession agreement for the distribution of electricity stipulated on May 2, 2001 between the Ministry of Industry and AEM Distribuzione Energia Elettrica S.p.A. (AEM Elettricità S.p.A.) in the Municipalities of Milan and Rozzano	Ministry of Industry	12.31.2030
Delegation agreement for management of the public gas and district heating network services stipulated on 12.03.1996 between the Municipality of Milan and AEM S.p.A., now in the name of AEM Gas S.p.A.	Municipality of Milan	For the same period as the duration of the Company (*)

(*) Pursuant to the Marzano Decree and, as clarified by the Note of the Ministry of Productive Activities of 11.10.2004 "Clarifications regarding delegations and concessions for natural gas distributions as per art. 15 of Decree 164 of 05.23.2000, as amended by art. 1, para. 69, of Law 239 of 08.23.2004", the expiry date of the concession for the gas distribution service has been brought forward to 12.31.2011.

AEM Gas S.p.A. and Serenissima Gas S.p.A. also have concessions/agreements for management of the gas and heat distribution service in various municipalities in Northern Italy. AEM S.p.A. holds the concession for the urban illumination and traf-

fic lights service in the Municipality of Milan, whereas AEM Elettricità S.p.A. holds concessions in some neighbouring municipalities.

Amendments to the articles of association approved by the Extraordinary Shareholders' Meeting held on April 29, 2004: injunctions issued by the Lombardy Regional Administrative Tribunal (TAR)

With writ served on August 5, 2005, Dario Trevisan, the owner of 1,000 shares, acting on his own behalf as a shareholder and as defence counsel, sued AEM S.p.A. before the Milan Court, asking for the resolution of the extraordinary shareholders' meeting of April 29, 2004 to be declared null and void in the part in which it amends article 17 of the articles of association (numbering changed to article 16) for violation of the EC Treaty; the same applies to Decree Law 332/94 of the resolution of the ordinary shareholders' meeting of April 29, 2005 in the part that deals with the nomination and election of the directors and statutory auditors, as well as of all of the deeds relating to execution of these resolutions. The writ also asks for AEM S.p.A. to be sentenced to pay compensation of the damages suffered by the plaintiff and, on a preliminary basis, if considered necessary and after suspending judgement, to submit to the European Court of Justice the question whether art. 2449 of the Italian Civil Code together with art. 2.d) of Decree Law 332/94 can be considered in compliance with arts. 43 and 56 of the EC Treaty.

Powers of corporate bodies

The current Board of Directors of AEM S.p.A. was appointed by the Shareholders' Meeting held on April 29, 2005 and will remain in office up to the Shareholders' Meeting that approves the financial statements for the year ended December 31, 2007.

The Chairman of the Board of Directors and Managing Director Giuliano Zuccoli has been granted by the Board of Directors the power to implement the annual budget, as well as wide executive powers regarding the Company's operations.

On July 15, 2005 the Director Alberto Sciumè was appointed Deputy Chairman, with the task of replacing the Chairman in the event of his temporary absence or impediment, in accordance with art. 17 of the articles of association.

On June 22, 2005, the Board of Directors appointed Giuliano Zuccoli, Mario Mauri and Aldo Scarselli as members of the Compensation Committee and Alberto Sciumè, Dario Cassinelli and Umberto Quadrino as members of the Internal Control Committee; Umberto Quadrino resigned on September 9, 2005.

On July 15, 2005 a Consultative Strategy Committee was set up with the task of making non-binding proposals and suggestions to the Board of Directors. These might include matters concerning corporate strategy and general policy, criteria for running of the business and the correct functioning the Company, as well as for the approval of the annual budget and operating plan. The current members of the Strategy Committee are: Giuliano Zuccoli – Chairman, Mario Mauri, Francesco Randazzo and Aldo Scarselli.

The Board of Directors

The Chairman

Giuliano Zuccoli

Financial statements of AEM S.p.A.

Prepared according to Attachment 3C-bis of Consob resolution 11971 of May 14, 1999 and subsequent amendments and integrations, as well as the rules on financial statements laid down in the Italian Civil Code.

AEM S.p.A. balance sheet – assets

	Financial statements at 06.30.2005		Financial statements at 12.31.2004		Financial statements at 06.30.2004	
A) RECEIVABLES FROM SHAREHOLDERS						
B) NON-CURRENT ASSETS						
I. Intangible assets						
1) Start-up and expansion costs						25,615
2) Research and development costs						
3) Industrial patents and intellectual property rights		9,605,944		10,765,337		10,053,092
4) Concessions, licences, trademarks and similar rights		816,841		793,835		955,085
5) Goodwill						
6) Assets in process of formation and advances		6,395,787		3,158,884		1,354,520
7) Other intangible assets		3,606,314		3,915,776		3,906,448
Total intangible assets		20,424,886		**18,633,832**		**16,294,760**
II. Property, plant and equipment						
1) Land and buildings		90,097,086		86,829,372		82,376,394
2) Plant and machinery:						
- non-transferable plant and machinery	286,817,449		289,164,576		276,778,587	
- transferable assets	268,715,873		272,770,192		177,909,997	
		555,533,322		561,934,768		454,688,584
3) Industrial and commercial equipment		3,649,815		3,895,750		3,518,248
4) Other assets		8,447,631		9,135,623		9,500,753
5) Construction in progress and advances		157,159,749		133,936,472		205,792,532
Total property, plant and equipment		814,887,603		**795,731,985**		**755,876,511**
III. Long-term financial assets						
1) Investments in:						
a) subsidiaries	1,437,155,944		1,438,100,936		1,438,100,936	
b) *associated companies*	82,400,043		254,811,016		256,929,896	
c) investments in other companies	455,031,475		449,765,356		446,960,081	
Total investments		1,974,587,462		2,142,677,308		2,141,990,913
2) Receivables:						
a) due from subsidiaries						
b) due from associated companies						
- beyond one year	1,188,472		1,055,062		5,175,684	
- within one year						
	1,188,472		1,055,062		5,175,684	
c) due from parent company						
d) due from others						
- beyond one year	227,004		206,521		203,581	
- within one year	27,678		26,455		42,422	
	254,682		232,976		246,003	
Total receivables		1,443,154		1,288,038		5,421,687
3) Other securities		81,097		81,097		81,097
4) Treasury shares		22,756,324		35,024,855		27,512,109
Total long-term financial assets		1,998,868,037		**2,179,071,298**		**2,175,005,806**
Total non-current assets (B)		2,834,180,526		**2,993,437,115**		**2,947,177,077**

	Financial statements at 06.30.2005		Financial statements at 12.31.2004		Financial statements at 06.30.2004	
C) CURRENT ASSETS						
I. Inventories						
1) Raw, ancillary and consumable materials:						
a) materials	795,917		761,905		844,820	
b) fuel						
c) other						
		795,917		761,905		844,820
2) Work in progress and semifinished products						
3) Contract work in progress						
4) Finished products and goods for resale						
5) Advances						
6) Other						
Total inventories		795,917		**761,905**		**844,820**
II. Receivables						
1) Due from users and customers		21,205,519		13,965,790		9,664,415
2) Due from subsidiaries		379,948,195		529,745,925		427,380,537
3) Due from associates		1,074,439		10,705,225		2,326,751
4) Due from parent company		62,744,459		63,410,053		67,978,367
4-bis) Amounts due from tax authorities		1,630,943		24,557,928		4,966,743
4-ter) Deferred tax assets		30,534,243		27,127,947		16,701,061
5) Due from others:						
- due from Electricity Equalisation Fund	18,598,263					
- receivables for financial transactions					4,100,000	
- advances to suppliers	110,849		186,905		204,267	
- due from personnel	40,537		36,613		39,471	
- miscellaneous receivables	4,352,402		2,587,892		2,543,663	
		23,102,051		2,811,410		6,887,401
Total receivables		520,239,850		**672,324,278**		**535,905,275**
III. Current financial assets						
1) Investments in subsidiaries						
2) Investments in associated companies						
3) Other investments						
5) Other securities	2,706		2,706		2,706	
Total current financial assets		2,706		**2,706**		**2,706**
IV. Liquid funds						
1) Bank and postal deposits		177,395,961		208,481,328		13,965,657
2) Cheques						
3) Cash and cash equivalents		318,472		128,888		157,200
Total liquid funds		177,714,433		**208,610,216**		**14,122,857**
Total current assets (C)		698,752,906		**881,699,105**		**550,875,658**
D) ACCRUED INCOME AND PREPAID EXPENSES		32,551,196		30,119,155		37,329,714
TOTAL ASSETS		**3,565,484,628**		**3,905,255,375**		**3,535,382,449**

AEM S.p.A. balance sheet – Liabilities and equity

	Financial statements at 06.30.2005	Financial statements at 12.31.2004	Financial statements at 06.30.2004
A) SHAREHOLDERS' EQUITY			
I. Share capital	936,024,648	936,024,648	936,024,648
II. Share premium			
III. Revaluation reserves			
IV. Legal reserve	85,152,316	77,465,806	77,465,806
V. Reserve for treasury shares in portfolio	22,756,324	35,024,855	27,512,109
VI. Statutory or regulatory reserves			
VII. Other reserves	912,539,505	848,843,176	856,355,671
VIII. Retained earnings			
IX. Net profit for the year		153,730,202	
IX. Net profit for the period	56,197,869		21,414,321
Total shareholders' equity (A)	**2,012,670,662**	**2,051,088,687**	**1,918,772,555**
B) RESERVES FOR RISKS AND CHARGES			
1) Retirement benefits obligations			
2) Current and deferred taxation	28,387,480	24,759,547	15,586,394
3) Other provisions for risks	92,546,862	78,349,206	67,171,477
Total provisions for risks and charges (B)	**120,934,342**	**103,108,753**	**82,757,871**
C) PROVISION FOR SEVERANCE INDEMNITIES	**23,202,782**	**22,504,364**	**22,770,168**

	Financial statements at 06.30.2005		Financial statements at 12.31.2004		Financial statements at 06.30.2004	
D) PAYABLES						
1) Bonds		500,000,000		500,000,000		500,000,000
2) Convertible bonds						
3) Payables to shareholders for loans						
4) Due to banks						
- within one year	199,255,934		325,613,093		194,280,637	
- beyond one year	247,413,824		425,049,758		425,113,322	
		446,669,758		750,662,851		619,393,959
5) Due to other providers of finance						
- within one year						
- beyond one year						
6) Advances		34,477,332		32,123,177		29,770,246
7) Due to suppliers		99,199,468		129,974,952		110,915,282
8) Securities issued						
9) Due to subsidiaries		226,238,223		197,708,065		161,149,018
10) Due to associates		3,212,696		6,035,020		2,494,127
11) Due to parent company		53,823,756		77,130,481		49,380,751
12) Taxes payable		15,224,510		5,389,563		18,107,483
13) Due to social security institutions		7,596,496		8,278,784		7,266,756
14) Due to others:						
a) due to personnel	2,671,359		2,973,603		2,441,340	
b) due to Electricity Equalisation Fund	59,820		65,269		48,032	
c) other	14,431,159		13,951,865		5,018,090	
		17,162,338		16,990,737		7,507,462
Total payables (D)		1,403,604,577		**1,724,293,630**		**1,505,985,084**
E) ACCRUED EXPENSES AND DEFERRED INCOME		5,072,265		**4,259,941**		**5,096,771**
TOTAL LIABILITIES AND EQUITY		3,565,484,628		3,905,255,375		3,535,382,449
Memorandum accounts						
Guarantee deposits received		87,680,844		85,121,291		74,857,686
Guarantees given		512,259,068		623,159,462		282,596,178
TOTAL		599,939,912		708,280,753		357,453,864

AEM S.p.A. Income statement

	Financial statements at 06.30.2005	Financial statements at 06.30.2004	Financial statements at 12.31.2004
A) VALUE OF PRODUCTION			
1) Revenues from the sale of goods and service			
Sales and power distribution to captive customers	237,977	1,826,875	3,375,520
Sale of electricity to subsidiaries	413,693	358,680	857,771
Sale of materials to subsidiaries	35,991	29,322	60,985
Sale of materials to associated companies			
Sale of fuel to subsidiaries companies			
Services to parent company			
Services on behalf of customers and third parties	17,953,942	22,470,695	41,266,116
Services to subsidiaries	26,053,960	29,445,881	68,931,897
Services to associates	415,797	472,596	864,341
Connection contributions		97	195
Total revenues from sales and services	45,111,360	**54,604,146**	**115,356,824**
2) Change in investories of work in progress, semifinished and finished products			
3) Change in contract work in progress			
4) Increase in internal construction of non-current assets	2,036,815	**2,350,229**	**4,678,336**
5) Other revenues and income			
Miscellaneous income	92,688,689	79,965,770	158,921,087
Other intercompany revenues	412,186		
Operating grants:			
1. from others	135,572	105,445	105,445
	135,572	105,445	105,445
Total other revenues and income	93,236,447	**80,071,215**	**159,026,532**
Total production value (A)	140,384,622	**137,025,590**	**279,061,692**
B) PRODUCTION COSTS			
6) Raw, ancillary and consumable materials and goods for resale			
Purchases of power from subsidiaries		2,060,228	4,022,227
Purchases of other fuel	375,539	376,666	724,734
Purchases of materials	1,899,586	2,180,712	4,332,429
Purchases of materials from subsidiaries	66,226	196,919	263,407
Total raw, ancillary and consumable materials and goods for resale	2,341,351	**4,814,525**	**9,342,797**
7) Services			
Power delivering tolls	12,091	13,042	24,272
Subcontracted work	9,015,676	4,781,844	18,341,212
Other costs	17,472,607	22,424,668	44,976,934
Services from subsidiaries	16,522,064	22,700,261	44,674,454
Services from associates	5,482,492	5,654,933	11,524,436
Total services	48,504,930	**55,574,748**	**119,541,308**

	Financial statements at 06.30.2005		Financial statements at 06.30.2004		Financial statements at 12.31.2004	
8) Use of third-party assets		4,158,128		4,308,714		8,428,267
9) Labour costs						
a) Wages and salaries		15,722,240		15,125,001		30,139,317
b) Social security charges		4,457,145		4,231,182		8,585,810
c) Severance indemnities		1,371,034		1,292,932		2,530,246
d) Retirement benefits and similar provisions						
e) Other costs		413,862		342,180		1,176,602
Total labour costs		21,964,281		**20,991,295**		**42,431,975**
10) Amortisation, depreciation and writedowns						
a) Amortisation of intangible assets		2,114,474		1,719,791		4,356,920
b) Depreciation of property, plant and equipment:						
1. ordinary depreciation	9,143,602		8,693,397		17,303,713	
2. depreciation of transferable assets	4,370,528		2,750,562		8,731,511	
		13,514,130		11,443,959		26,035,224
c) Other writedowns of non-current assets		173,054				
d) Writedown of receivables included among current assets and liquid funds				30,255		392,100
Total amortisation, depreciation and writedowns		15,801,658		**13,194,005**		**30,784,244**
11) Change in inventories of raw, ancillary and consumable materials and goods for resale		(84,012)		(61,544)		21,371
12) Provisions for risks and charges		16,371,696		527,493		12,812,046
13) Other provisions						
14) Other operating expenses						
Water taxes, duties and fees		6,065,841		5,912,411		10,923,925
Other expenses		3,816,053		1,014,757		6,606,646
Other intercompany expenses		33,125				
Total other operating expenses		9,915,019		**6,927,168**		**17,530,571**
Total production costs (B)		119,023,051		**106,276,404**		**240,892,579**
Difference between production value and production costs (A - B)		21,361,571		**30,749,187**		**38,169,114**

	Financial statements at 06.30.2005		Financial statements at 06.30.2004		Financial statements at 12.31.2004	
C) FINANCIAL INCOME AND CHARGES						
15) Income from investments						
a) Subsidiaries					115,061,394	
b) Associates					8,860,059	
c) Other companies	4,913,114		3,070,094		3,232,805	
Total income from investments		4,913,114		**3,070,094**		**127,154,258**
16) Other financial income						
a) From receivables included in non-current assets due from:						
1. Subsidiaries						
2. Associates	89,862					
3. Parent entity						
4. Affiliated enterprises						
5. Other	(208)					
		89,654				
b) From securities included in non-current assets		387,436		831		51,504
c) From securities included in current assets						
d) Income other than the above:						
1. From subsidiaries	6,169,696		4,742,701		9,568,047	
2. From associates					254,820	
3. From parent entity						
4. From others:						
- On financial investments			182,038		192,658	
- On bank current accounts	2,121,220		1,268,067		1,580,200	
- On other receivables	317,442		423,957		725,025	
		8,608,358		6,616,763		12,320,750
Total other financial income		9,085,448		**6,617,594**		**12,372,254**
17) Interest and other financial charges						
a) Subsidiaries		781,191		968,841		1,428,350
b) Associates		11,226				
c) Parent company		703,188		686,167		1,731,623
d) Other		15,004,278		15,613,525		30,835,326
Total interest and other financial charges		16,499,883		**17,268,533**		**33,995,299**
17-bis) Exchange gains and losses						
Exchange gains		68,772				28,268
Exchange losses		252,171		15		15,130
Total exchange gains and losses		(183,399)		**(15)**		**13,138**
Total financial income and charges (C)		(2,684,720)		**(7,580,860)**		**105,544,351**

	Financial statements at 06.30.2005		Financial statements at 06.30.2004		Financial statements at 12.31.2004	
D) ADJUSTMENTS TO FINANCIAL ASSETS						
18) Revaluations						
a) Of investments		474,826		1,378,000		4,202,900
b) Of long-term financial assets not considered investments		133,410				
c) Of securities included in current assets not considered investments						
d) Other						
Total revaluations		608,236		1,378,000		4,202,900
19) Writedowns						
a) Of investments		34,884				677,412
b) Of long-term financial assets not considered investments						490,607
c) Of securities included in current assets not considered investments						
d) Other						
Total writedowns		34,884				1,168,019
Total adjustments to financial assets (D)		573,352		1,378,000		3,034,881
E) EXTRAORDINARY INCOME AND CHARGES						
20) Extraordinary income						
a) Gains on disposal of non-current assets		49,866,359		12,870,982		13,144,372
b) Out-of-period income/overprovisions						17,962,291
c) Portion of capital grants for the year						
d) Other		8,743				
Total extraordinary income		49,875,102		12,870,982		31,106,663
21) Extraordinary charges						
a) Losses on disposal of non-current assets						
b) Out-of-period expenses/underprovisions				335,300		3,576,323
c) Other:						
- Prior-year taxes	96,401		16,084		16,084	
- Other charges						
		96,401		16,084		16,084
Total extraordinary charges		96,401		351,384		3,592,407
Total extraordinary items (E)		49,778,702		12,519,598		27,514,256
INCOME BEFORE TAXES		69,028,905		37,065,925		174,262,602
22) Current income taxes for the year, deferred tax assets and liabilities						
- Current taxes	28,093,487		28,561,736		6,480,974	
- Income/charges from the consolidated tax filing system	(15,484,088)		(21,700,045)			
- Deferred tax assets	(3,406,296)		(781,995)		(1,458,391)	
- Deferred tax	3,627,933		9,571,908		15,509,817	
Total income taxes for the period		12,831,036		15,651,604		20,532,400
23) NET PROFIT FOR THE YEAR						153,730,202
NET PROFIT FOR THE PERIOD		**56,197,869**		**21,414,321**		

AEM S.p.A. Balance sheet Sources/applications

	Financial statements at 06.30.2005			Financial statements at 12.31.2004			Financial statements at 06.30.2004		
	Subtotal	Total	%	Subtotal	Total	%	Subtotal	Total	%
CAPITAL EMPLOYED									
INTANGIBLE ASSETS	20,424,886		0.8	18,633,832		0.6	16,294,760		0.6
PROPERTY, PLANT AND EQUIPMENT	814,887,603		30.0	795,731,985		26.9	755,876,511		26.8
LONG-TERM FINANCIAL ASSETS									
Investments	1,974,587,462		72.7	2,142,677,308		72.4	2,141,990,913		75.9
Treasury shares	22,756,324		0.8	35,024,855		1.2	27,512,109		1.0
Other receivables	10,881		0.0	29,390		0.0	26,450		0.0
Guarantee deposits	216,123		0.0	177,131		0.0	177,131		0.0
(Provisions for risks and charges)	(120,934,342)		(4.5)	(103,108,753)		(3.5)	(82,757,871)		(2.9)
(Severance indemnities)	(23,202,782)		(0.9)	(22,504,364)		(0.8)	(22,770,168)		(0.8)
* NET CAPITAL EMPLOYED	2,688,746,155		99.0	**2,866,661,384**		**96.8**	**2,836,349,835**		**100.5**
Inventories	795,917		0.0	761,905		0.0	844,820		0.0
Short-term receivables	220,409,914		8.1	344,904,357		11.6	190,536,430		6.8
Accrued income and prepaid expenses	32,551,196		1.2	30,119,155		1.0	37,329,714		1.3
(Trade payables)	(99,199,468)		(3.7)	(129,974,952)		(4.4)	(110,915,282)		(3.9)
(Other payables)	(122,504,280)		(4.5)	(147,153,530)		(5.0)	(128,109,460)		(4.5)
(Accrued expenses and deferred income)	(5,072,265)		(0.2)	(4,259,941)		(0.1)	(5,096,771)		(0.2)
* WORKING CAPITAL	26,981,014		1.0	**94,396,994**		**3.2**	**(15,410,549)**		**(0.5)**
** TOTAL CAPITAL EMPLOYED		2,715,727,169	100.0		2,961,058,378	100.0		2,820,939,286	100.0
SOURCES OF FUNDS									
* TOTAL SHAREHOLDERS' EQUITY		2,012,670,662	74.1		**2,051,088,687**	**69.3**		**1,918,772,555**	**68.0**
Long-term financial receivables	1,269,569		0.0	1,136,159		0.0	5,256,781		0.2
Long-term financial payables	747,413,824		27.5	925,049,758		31.2	925,113,322		32.8
(1) TOTAL FINANCIAL POSITION BEYOND ONE YEAR	746,144,255		27.5	923,913,599		31.2	919,856,541		32.6
Financial receivables within one year	299,860,319		11.0	327,449,082		11.1	345,413,973		12.2
Cash and cash equivalents	177,714,433		6.5	208,610,216		7.0	14,122,857		0.5
Financial payables within one year	434,487,004		16.0	522,115,390		17.6	341,847,020		12.1
(2) TOTAL FINANCIAL POSITION WITHIN ONE YEAR	43,087,748		1.6	13,943,908		0.5	17,689,810		0.6
* TOTAL NET FINANCIAL POSITION (1 + 2)	703,056,507		25.9	**909,969,691**		**30.7**	**902,166,731**		**32.0**
** TOTAL SOURCES		2,715,727,169	100.0		2,961,058,378	100.0		2,820,939,286	100.0

AEM S.p.A. Reclassified balance sheet

	Financial statements at 06.30.2005			Financial statements at 12.31.2004			Financial statements at 06.30.2004		
	Subtotal	Total	%	Subtotal	Total	%	Subtotal	Total	%
ASSETS									
1. CURRENT ASSETS		731,331,780	20.51		911,844,715	23.35		588,247,794	16.64
Cash, bank deposits and fixed-rate securities	177,714,433		4.98	208,610,216		5.34	14,122,857		0.40
Receivables for financial transactions							4,100,000		0.12
Receivables for the sale of power and services	21,205,519		0.59	13,965,790		0.36	9,664,415		0.27
Due from subsidiaries	80,087,876		2.25	202,296,843		5.18	86,066,564		2.43
Financial receivables due from subsidiaries	299,860,319		8.41	327,449,082		8.38	341,313,973		9.65
Due from associates	1,074,439		0.03	10,705,225		0.27	2,326,751		0.07
Due from parent company	62,744,459		1.76	63,410,053		1.62	67,978,367		1.92
Due from Electricity Equalisation Fund	18,598,263		0.52						
Other receivables	36,558,125		1.03	54,310,380		1.39	24,250,938		0.69
Advances to suppliers for operating costs	110,849		0.00	186,905		0.00	204,267		0.01
Current portion of long-term financial receivables	30,384		0.00	29,161		0.00	45,128		0.00
Inventories	795,917		0.02	761,905		0.02	844,820		0.02
Accrued income and prepaid expenses	32,551,196		0.91	30,119,155		0.77	37,329,714		1.06
2. PROPERTY, PLANT AND EQUIPMENT		814,887,603	22.85		795,731,985	20.38		755,876,511	21.38
Transferable property, plant and equipment	268,715,873		7.54	272,770,192		6.98	177,909,997		5.03
Non-transferable property, plant and equipment	535,680,376		15.02	513,522,547		13.15	572,920,617		16.21
Advances to suppliers for capital expenditure	10,491,354		0.29	9,439,246		0.24	5,045,897		0.14
3. INTANGIBLE ASSETS		20,424,886	0.57		18,633,832	0.48		16,294,760	0.46
intangible assets	20,424,886		0.57	18,633,832		0.48	16,294,760		0.46
4. LONG-TERM FINANCIAL ASSETS		1,998,840,359	56.06		2,179,044,843	55.80		2,174,963,384	61.52
Investments	1,974,587,462		55.39	2,142,677,308		54.87	2,141,990,913		60.59
Securities	81,097		0.00	81,097		0.00	81,097		0.00
Treasury shares	22,756,324		0.64	35,024,855		0.90	27,512,109		0.78
Long-term financial receivables from associates	1,188,472		0.03	1,055,062		0.03	5,175,684		0.15
Long-term financial receivables	227,004		0.01	206,521		0.01	203,581		0.01
5. TOTAL NON-CURRENT ASSETS (2 + 3 + 4)		2,834,152,848	79.49		2,993,410,660	76.65		2,947,134,655	83.36
6. TOTAL ASSETS (1 + 5)		3,565,484,628	100.00		3,905,255,375	100.00		3,535,382,449	100.00

	Financial statements at 06.30.2005			Financial statements at 12.31.2004			Financial statements at 06.30.2004		
	Subtotal	Total	%	Subtotal	Total	%	Subtotal	Total	%
LIABILITIES									
1. CURRENT LIABILITIES		661,263,018	18.55		803,503,813	20.57		585,968,533	16.57
Advances from customers	34,477,332		0.97	32,123,177		0.82	29,770,246		0.84
Suppliers	99,199,468		2.78	129,974,952		3.33	110,915,282		3.14
Payables to subsidiaries	45,189,569		1.27	78,022,318		2.00	62,679,011		1.77
Financial payables to subsidiaries	181,048,654		5.08	119,685,747		3.06	98,470,007		2.79
Payables to associates	2,610,478		0.07	6,035,020		0.15	2,494,127		0.07
Financial payables to associates	602,218		0.02						
Payables to parent company									
– current account	53,580,198		1.50	76,816,550		1.97	49,096,376		1.39
– other payables	243,558		0.01	313,931		0.01	284,375		0.01
Taxes payable	15,224,510		0.43	5,389,563		0.14	18,107,483		0.51
Due to social security institutions	7,596,496		0.21	8,278,784		0.21	7,266,756		0.21
Due to Electricity Equalisation Fund	59,820		0.00	65,269		0.00	48,032		0.00
Due to personnel	2,671,359		0.07	2,973,603		0.08	2,441,340		0.07
Other payables	14,431,159		0.40	13,951,865		0.36	5,018,090		0.14
Short-term bank borrowings	199,255,934		5.59	325,613,093		8.34	194,280,637		5.50
Accrued expenses and deferred income	5,072,265		0.14	4,259,941		0.11	5,096,771		0.14
2. NON-CURRENT LIABILITIES AND MISCELLANEOUS PROVISIONS		891,550,948	25.01		1,050,662,875	26.90		1,030,641,361	29.15
Long-term payables to banks	247,413,824		6.94	425,049,758		10.88	425,113,322		12.02
Bonds	500,000,000		14.02	500,000,000		12.80	500,000,000		14.14
Severance indemnities	23,202,782		0.65	22,504,364		0.58	22,770,168		0.64
Current and deferred taxation	28,387,480		0.80	24,759,547		0.63	15,586,394		0.44
Provision for specific risks	92,546,862		2.60	78,349,206		2.01	67,171,477		1.90
3. SHAREHOLDERS' EQUITY		2,012,670,662	56.45		2,051,088,687	52.52		1,918,772,555	54.27
Share capital	936,024,648		26.25	936,024,648		23.97	936,024,648		26.48
Legal reserve	85,152,316		2.39	77,465,806		1.98	77,465,806		2.19
Reserve treasury shares in portfolio	22,756,324		0.64	35,024,855		0.90	27,512,109		0.78
Other reserves	912,539,505		25.59	848,843,176		21.74	856,355,671		24.22
Net profit for the year				153,730,202		3.94			
Net profit for the period	56,197,869		1.58				21,414,321		0.61
4. TOTAL LIABILITIES AND EQUITY		3,565,484,628	100.00		3,905,255,375	100.00		3,535,382,449	100.00

AEM S.p.A. reclassified income statement

	Financial statements at 06.30.2005			Financial statements at 06.30.2004			Financial statements at 12.31.2004		
	Subtotal	Total	%	Subtotal	Total	%	Subtotal	Total	%
A. REVENUES		138,347,807	100.0		134,675,361	100.0		274,383,355	100.0
Sales and power distribution to captive customers	237,977		0.2	1,826,875		1.4	3,375,520		1.2
Sale of electricity to subsidiaries	413,693		0.3	358,680		0.3	857,771		0.3
Sale of materials to subsidiaries	35,991		0.0	29,322		0.0	60,985		0.0
Services to the parent company (Municipality of Milan)	11,625,697		8.4	16,951,145		12.6	27,624,694		10.1
Services on behalf of third parties	6,328,245		4.6	5,519,550		4.1	13,641,422		5.0
Services to subsidiaries	26,053,960		18.8	29,445,881		21.9	68,931,897		25.1
Services to associates	415,797		0.3	472,596		0.4	864,341		0.3
Connection contributions				97		0.0	195		0.0
Rents paid by subsidiaries	70,570,401		51.0	76,451,628		56.8	152,061,068		55.4
Other intercompany revenues	412,186		0.3						
Other current period income	22,253,860		16.1	3,619,587		2.7	6,965,463		2.5
B. EXTERNAL CHARGES		64,843,685	46.9		71,454,974	53.1		154,667,838	56.4
Fuel and purchases of power	375,539		0.3	376,666		0.3	724,734		0.3
Fuel and purchases of power from subsidiaries				2,060,228		1.5	4,022,227		1.5
Materials	1,823,843		1.3	2,010,531		1.5	4,157,324		1.5
Materials from subsidiaries	66,226		0.0	196,919		0.1	263,407		0.1
Subcontracted work	9,015,676		6.5	4,781,844		3.6	18,341,212		6.7
Electricity delivering charges	12,091		0.0	13,042		0.0	24,272		0.0
Services	17,472,607		12.6	22,424,668		16.7	44,976,934		16.4
Services from subsidiaries	16,522,064		11.9	22,700,261		16.9	44,674,454		16.3
Services from associates	5,482,492		4.0	5,654,933		4.2	11,524,436		4.2
Use of third-party assets	4,083,928		3.0	4,194,303		3.1	8,239,662		3.0
Use of subsidiaries' assets	74,200		0.1	114,411		0.1	188,605		0.1
Mountain community contributions and water fees	4,193,226		3.0	4,014,059		3.0	8,044,159		2.9
Taxes for the period	1,872,615		1.4	1,898,352		1.4	2,879,766		1.0
Intercompany expenses	33,125		0.0						
Other operating expenses	3,816,053		2.8	1,014,757		0.8	6,606,646		2.4
C. VALUE ADDED (A - B)		73,504,122	53.1		63,220,388	46.9		119,715,518	43.6
D. LABOUR COST		19,969,197	14.4		18,749,703	13.9		37,950,114	13.8
Personnel expenses	19,969,197		14.4	18,749,703		13.9	37,950,114		13.8
E. GROSS OPERATING INCOME (C - D)		53,534,925	38.7		44,470,685	33.0		81,765,404	29.8
F. AMORTISATION, DEPRECIATION AND PROVISIONS		32,173,354	23.3		13,721,498	10.2		43,596,290	15.9
Depreciation of property, plant and equipment	13,514,130		9.8	11,443,959		8.5	26,035,224		9.5
Amortisation of intangible assets	2,114,474		1.5	1,719,791		1.3	4,356,920		1.6
Other writedowns of non-current assets	173,054		0.1						
Provision for bad and doubtful accounts				30,255		0.0	392,100		0.1
Provision for specific risks	16,371,696		11.8	527,493		0.4	12,812,046		4.7
G. OPERATING INCOME (E - F)		21,361,571	15.4		30,749,187	22.8		38,169,114	13.9

		Financial statements at 06.30.2005			Financial statements at 06.30.2004			Financial statements at 12.31.2004		
		Subtotal	Total	%	Subtotal	Total	%	Subtotal	Total	%
H.	FINANCIAL EXPENSES		16,786,938	12.1		17,268,548	12.8		35,178,448	12.8
	Interest expense on current account with parent company	703,188		0.5	686,167		0.5	1,731,623		0.6
	Interest on amounts due to subsidiaries	781,191		0.6	968,841		0.7	1,428,350		0.5
	Interest on amounts due to associates	11,226		0.0						
	Other financial expenses	15,004,278		10.8	15,613,525		11.6	30,835,326		11.2
	Writedowns of investments	34,884		0.0				677,412		0.2
	Writedowns of long-term financial assets not considered investments							490,607		0.2
	Exchange losses	252,171		0.2	15		0.0	15,130		0.0
I.	FINANCIAL INCOME		14,675,570	10.6		11,065,688	8.2		143,757,680	52.4
	Income from investments	4,913,114		3.6	3,070,094		2.3	127,154,258		46.3
	Financial income on current accounts with subsidiaries	6,169,696		4.5	4,742,701		3.5	9,568,047		3.5
	Other financial income	3,523,988		2.5	3,252,893		2.4	7,007,107		2.6
	Exchange gains	68,772		0.0				28,268		0.0
L.	TOTAL FINANCIAL INCOME/EXPENSES (I – H)		(2,111,368)	(1.5)		(6,202,860)	(4.6)		108,579,232	39.6
M.	INCOME BEFORE EXTRAORDINARY ITEMS (G + L)		19,250,203	13.9		24,546,327	18.2		146,748,346	53.5
N.	EXTRAORDINARY INCOME/CHARGES		49,778,702	36.0		12,519,598	9.3		27,514,256	10.0
	Extraordinary items	49,778,702		36.0	12,519,598		9.3	22,549,279		8.2
	Extraordinary items due to defiscalisation							4,964,977		1.8
O.	PROFIT BEFORE TAX (M + N)		69,028,905	49.9		37,065,925	27.5		174,262,602	63.5
P.	INCOME TAX EXPENSE		12,831,036	9.3		15,651,604	11.6		20,532,400	7.5
	Current taxes	28,093,487		20.3	28,561,736		21.2	6,480,974		2.4
	Income/charges from the consolidated tax filing system	(15,484,088)		(11.2)	(21,700,045)		(16.1)			
	Deferred tax assets	(3,406,296)		(2.5)	(781,995)		(0.6)	(1,458,391)		(0.5)
	Deferred tax liabilities	3,627,933		2.6	9,571,908		7.1	15,509,817		5.7
Q.	NET PROFIT FOR THE YEAR								153,730,202	56.0
P.	NET PROFIT FOR THE PERIOD		56,197,869	40.6		21,414,321	15.9			

AEM S.p.A. Statement of cash flows

	Financial statements at 06.30.2005	Financial statements at 12.31.2004	Financial statements at 06.30.2004
Cash flow generated by operations during the year/period			
Net profit for the period	56,197,869		21,414,321
Net profit for the year		153,730,202 (A)	
Depreciation	13,514,130	26,035,224	11,443,959
Amortisation	2,114,474	4,356,920	1,719,791
Changes in assets and liabilities:			
Receivables for the sale of power and services	(7,239,729)	22,072,421 (B)	26,373,796
Due from parent company	665,594	(911,217) (C)	(5,479,531)
Receivables from subsidiaries	122,208,967	(83,556,796) (D)	32,673,483
Receivables from associates	9,630,786	(5,039,091) (E)	3,339,383
Other receivables	(791,658)	(8,916,059)	21,112,995
Inventories	(34,012)	21,371	(61,544)
Accrued income and prepaid expenses	(2,432,041)	17,900,684	10,690,125
Trade accounts payable	(30,775,484)	(32,781,603)	(51,841,273)
Payables to parent company	(70,373)	24,556	(5,000)
Due to subsidiaries	(32,832,749)	42,762,168	27,418,861
Due to associates	(3,424,542)	5,557,300	2,016,407
Other payables	9,324,259	(35,766,820)	(33,544,203)
Advances from customers	2,354,155	5,431,302	3,078,371
Accrued expenses and deferred income	812,324	(899,119)	(62,289)
Severance indemnities	698,418	1,054,808	1,320,612
Other provisions	17,825,589	27,757,406 (F)	7,406,524
Total cash flow generated by operations during the year/period	**157,745,977**	**138,833,657**	**79,014,788**
Cash flow generated by investment activities			
Net capital expenditure	(36,575,276)	(103,749,856) (G)	(44,326,916)
Treasury shares	12,268,531	(35,024,854)	(27,512,109)
Investments	168,089,846	(240,100,554) (1)	(239,414,159) (1)
Total cash flow generated by investment activities	**143,783,101**	**(378,875,264)**	**(311,253,184)**
Free cash flow	**301,529,078**	**(240,041,607)**	**(232,238,396)**
Cash flow from financing activities			
Due to banks	(303,993,093)	108,018,892	(23,250,000)
Financial receivables	(133,410)	249,925,829 (1)	241,705,207 (1)
Receivables in c/a from subsidiaries	27,588,763	(121,484,488)	(135,349,379)
Payables in c/a to subsidiaries	61,362,907	(74,013,231)	(95,228,971)
Payables on current account with the Municipality of Milan	(23,236,352)	1,715,623	(26,004,551)
Payables in c/a to associates	602,218		
Changes in shareholders' equity		251	
Net profit distributed	(94,615,894)	(89,102,370)	(89,102,370)
Total cash absorbed by financing activities	**(332,424,861)**	**75,060,506**	**(127,230,064)**
CHANGE IN LIQUID FUNDS	**(30,895,783)**	**(164,981,101)**	**(359,468,460)**
LIQUID FUNDS, BEGINNING OF YEAR/PERIOD	**208,610,216**	**373,591,317**	**373,591,317**
LIQUID FUNDS, END OF YEAR/PERIOD	**177,714,433**	**208,610,216**	**14,122,857**
NET FINANCIAL POSITION			
Net liquidity	177,714,433	208,610,216	14,122,857
Financial receivables	1,269,569	1,136,159	9,356,781
Receivables in c/a from subsidiaries	299,860,319	327,449,082	341,313,973
Payables in c/a to subsidiaries	(181,048,654)	(119,685,747)	(98,470,007)
Payables in c/a to associates	(602,218)		
Current account with the Municipality of Milan	(53,580,198)	(76,816,550)	(49,096,376)
Due to banks	(446,669,758)	(750,662,851)	(619,393,959)
Bond loan	(500,000,000)	(500,000,000)	(500,000,000)
Total net financial position	**(703,056,507)**	**(909,969,691)**	**(902,166,731)**

(1) Including € 238,124,837 as a result of Fastweb S.p.A.'s bond conversion.

Amounts at December 31, 2004 include the effect of "defiscalisation" (Decree 31 of 01/17/2003) for: (A) € 5,260,451 (B) € (622,281) (C) € (909,653) (D) € (1,043,310) (E) € (40,898) (F) € 2,945,549 (G) € (5,589,858)

AEM S.p.A. Statement of changes in net financial position

	Financial statements at 06.30.2005	Financial statements at 12.31.2004	Financial statements at 06.30.2004
Net financial position at the beginning of the year	(909,969,691)	**(580,825,965)**	**(580,825,965)**
Cash flow generated by operations			
Pre-tax income for the period	56,197,869		21,414,321
Net profit for the year		153,730,202 (A)	
Depreciation	13,514,130	26,035,224	11,443,959
Amortisation	2,114,474	4,356,920	1,719,791
Changes in assets and liabilities:			
Receivables for the sale of power and services	(7,239,729)	22,072,421 (B)	26,373,796
Due from parent company	665,594	(911,217) (C)	(5,479,531)
Receivables from subsidiaries	122,208,967	(83,556,796) (D)	32,673,483
Receivables from associates	9,630,786	(5,039,091) (E)	3,339,383
Other receivables	(791,658)	(8,916,059)	21,112,995
Inventories	(34,012)	21,371	(61,544)
Accrued income and prepaid expenses	(2,432,041)	17,900,684	10,690,125
Trade accounts payable	(30,775,484)	(32,781,603)	(51,841,273)
Payables to parent company	(70,373)	24,556	(5,000)
Due to subsidiaries	(32,832,749)	42,762,168	27,418,861
Due to associates	(3,424,542)	5,557,300	2,016,407
Other payables	9,324,259	(35,766,820)	(33,544,203)
Advances from customers	2,354,155	5,431,302	3,078,371
Accrued expenses and deferred income	812,324	(899,119)	(62,289)
Severance indemnities	698,418	1,054,808	1,320,612
Other provisions	17,825,589	27,757,406 (F)	7,406,524
Total cash flow generated by operations	157,745,977	**138,833,657**	**79,014,788**
Cash flow generated by investment activities			
Net capital expenditure	(36,575,276)	(103,749,856)	(44,326,916)
Treasury shares	12,268,531	(35,024,854)	(27,512,109)
Investments	168,089,846	(240,100,554) (1)	(239,414,159) (1)
Total cash flow generated by investment activities	143,783,101	**(378,875,264)**	**(311,253,184)**
Free cash flow	301,529,078	**(240,041,607)**	**(232,238,396)**
Cash flow absorbed by changes in shareholders' equity			
Changes in shareholders' equity		251	
Net profit distributed	(94,615,894)	(89,102,370)	(89,102,370)
Total cash flow absorbed by changes in shareholders' equity	(94,615,894)	**(89,102,119)**	**(89,102,370)**
Net financial position at the end of the year	**(703,056,507)**	**(909,969,691)**	**(902,166,731)**
NET FINANCIAL POSITION			
Net liquidity	177,714,433	208,610,216	14,122,857
Financial receivables	1,269,569	1,136,159	9,356,781
Receivables in c/a from subsidiaries	299,860,319	327,449,082	341,313,973
Payables in c/a to subsidiaries	(181,048,654)	(119,685,747)	(98,470,007)
Payables in c/a to associates	(602,218)		
Current account with the Municipality of Milan	(53,580,198)	(76,816,550)	(49,096,376)
Due to banks	(446,669,758)	(750,662,851)	(619,393,959)
Bond loan	(500,000,000)	(500,000,000)	(500,000,000)
TOTAL NET FINANCIAL POSITION	**(703,056,507)**	**(909,969,691)**	**(902,166,731)**

(1) Including € 238,124,837 as a result of Fastweb S.p.A.'s bond conversion.

Amounts at December 31, 2004 include the effect of "defiscalisation" (Decree 31 of 01/17/2003) for: (A) € 5,260,451 (B) € (622,281) (C) € (909,653) (D) € (1,043,310) (E) € (40,898) (F) € 2,945,549 (G) € (5,589,858).

Independent auditors' report

Independent auditors' report

ERNST & YOUNG

Reconta Ernst & Young S.p.A.
Via della Chiusa, 2
20123 Milano

Tel. (+39) 02 722121
Fax (+39) 02 72212037
www.ey.com

Auditors' review report on the review of the Management Report for the six months period ended June 30, 2005 prepared in accordance with Article 81 of the Consob Regulation, adopted by the resolution no. 11971 of May 14, 1999 and subsequent modifications and integrations

(Translation from the original Italian version)

To the Shareholders of
AEM S.p.A.

1. We have performed a review of the Management Report represented by the Consolidated Balance Sheets, the Consolidated Statements of Income, the Consolidated Statements of Changes in Shareholders' Equity and the Consolidated Statements of Cash flows and the and related Notes of AEM S.p.A. as of and for the six months period ended June 30, 2005. The Management Report is the responsibility of the AEM S.p.A.'s management. Our responsibility is to prepare this review report based on our review. We have also reviewed that part of the financial information presented by the Board of Directors in the Management Report with respect of their discussions and analysis of the operations, solely for the purpose of evaluating its consistency with the remaining part of the Management Report.

2. Our review was conducted in accordance with auditing standards governing the review of interim financial statements recommended by Consob (the Italian Stock Exchange Regulatory Agency) in its resolution No. 10867 of July 31, 1997. The review of the data related to the six months period ended June 30, 2005 of certain subsidiary companies, which represents approximately 20% of the consolidated assets and 2% of the consolidated net sales, is the responsibility of other auditors. A review consists mainly of obtaining information with respect to the accounts included in the Consolidated Statements and the consistency of the accounting principles applied through discussions with appropriate members of management, and analytical procedures applied to the financial data presented in such Consolidated Statements. A review does not include performing auditing procedures such as tests of compliance of internal controls and substantive procedures on assets and liabilities. Consequently, the scope of a review engagement provides significantly less assurance than a full scope audit performed in accordance with generally accepted auditing standards. Accordingly, we do not express an audit opinion on the Management Report of AEM S.p.A. as of and for the six months period ended June 30, 2005, as we do in connection with reporting on our full scope audits of the annual Consolidated Financial Statements of AEM S.p.A..

Reconta Ernst & Young S.p.A.
Sede Legale: 00196 Roma - Via G.D. Romagnosi, 18/A
Capitale Sociale € 1.259.500,00 i.v.
Iscritta alla S.O. del Registro delle Imprese presso la C.C.I.A.A. di Roma
Codice fiscale e numero di iscrizione 00434000584
P.I. 00891231003
(vecchio numero R.I. 6697/89 - numero R.E.A. 250904)

ERNST & YOUNG ■ Reconta Ernst & Young S.p.A.

3. With respect to the consolidated comparative data as of and for the year ended December 31, 2004 presented in the Management Report, reference should be made to our audit reports issued on October 4, 2005.
The comparative data as of and for the six months ended June 30, 2004, including those prepared in accordance with IFRS, and the related statements of reconciliation to IFRS, are based on the Management Report prepared in accordance with Italian law and accounting principles which we have previously reviewed and on which we issued our review report dated September 24, 2004.

4. Based on our review, we did not become aware of any significant modifications that should be made to the Consolidated Statements and related Notes of AEM Group identified in paragraph 1 of this report, in order for them to be in conformity with the criteria for the presentation of the six months Management Report, as required by art. 81 of Consob regulations as approved in its resolution no. 11971 of May 14, 1999 and subsequent modifications and integrations.

5 We bring to your attention the information provided by the Directors in the notes to the half-wear report on the following matters:

a) The accounting schedules at June 30, 2005 of the Parent Company AEM S.p.A. included as appendices to the half year report have been prepared on the basis of the criteria set out in Appendix 3C-bis of CONSOB's resolution No. 11971 of May 14 , 1999 and subsequent modifications as well as the requirements of the Civil Code with regard to Annual Financial Statements.

b) The Consolidated Accounting Schedules have been prepared using the recognition and valuation criteria contained in the IFRS is in force at the time of preparation of the half-year report. These criteria could differ from the IFRS's in force at December 31, 2005 due to the effects of either the future orientation of the European Commission with respect to the adoption of international accounting principles, or as a result of the adoption of new principles or interpretations by the relevant bodies.

Milan, October 4, 2005

Reconta Ernst & Young S.p.A.
Signed by: Pellegrino Libroia
(Partner)

AEM S.p.A.

Headquarters and registers office

Corso di Porta Vittoria, 4

20122 Milan - Italy

Share capital: Euro 936,024,648 (i,v,)

Taxpayer ID, VAT Registration and Milan Business Register: No. 11957540153

General secretariat

Corso di Porta Vittoria, 4

20122 Milan - Italy

Phone 02 7720.3268

Investor relations

Corso di Porta Vittoria, 4

20122 Milan - Italy

Phone 02 7720.3879

www.aem.it

ir@aem.it

aem@aem.it

Graphic Design

Ap&b - Milan

Printing

Bowne International - Milan

AEM SPA

corso di Porta Vittoria 4 - 20122 Milan

The AEM Group's transition to international financial reporting standards (IFRS)

Contents

Introduction

Introduction

The AEM Group adopted International Financial Reporting Standards in 2004, the date of the transition to IAS/IFRS being January 1, 2004, with the exception of IAS 32 and 39 which were adopted in 2005 (transition date: January 1, 2005). The last consolidated financial statements prepared in accordance with Italian generally accepted accounting principles (GAAP) were those at December 31, 2004. The 2005 half-yearly report was therefore prepared in accordance with IAS/IFRS.

As required by IFRS 1 and art. 81 of Issuers' Regulation 11981/99, adopted by CONSOB Resolution 14990 of April 14, 2005, this document, which is published as a supplement to the 2005 half-yearly report, provides reconciliations between the figures shown previously according to Italian GAAP and those restated according to IFRS, accompanied by notes commenting on the adjustments.

The reconciliations of the consolidated balance sheet, shareholders' equity and result for the period of the AEM Group, together with the related explanatory notes, prepared according to Italian GAAP and IAS/IFRS refer to:

- the transition date at January 1, 2004, which is the start date of the first comparison period;
- at December 31, 2004.

The schedules contained in this document have been prepared solely for the purposes of the transition to IFRS, with a view to preparing a first complete set of consolidated financial statements in accordance with the IFRS approved by the European Commission. For this reason, they are not accompanied by the comparative figures and explanatory notes that would be required for a complete representation of the assets and liabilities, financial position and results of the AEM Group in accordance with IAS/IFRS.

They have been prepared in accordance with the International Financial Reporting Standards (IFRS) currently in force, including the IFRS recently adopted by the International Accounting Standards Board (IASB), International Accounting Standards (IAS) and the interpretations made by the International Financial Reporting Interpretations Committee (IFRIC) and the Standing Interpretations Committee (SIC). These are the standards that we assume will be in force at December 31, 2005.

However, these standards may not coincide with those in force at December 31, 2005 if the European Commission comes out with new guidelines regarding their approval, or if new standards or interpretations are issued by the pertinent bodies; so it follows that the figures presented here could succumb to changes prior to

acting as comparative figures for the first full set of consolidated financial statements prepared in accordance with IFRS.

This document has been audited. The AEM Group appointed Reconta Ernst & Young S.p.A. to audit the IAS/IFRS reconciliations at January 1, 2004 and December 31, 2004. The auditors' report is included at the end of this document.

General information

AEM S.p.A. is a company incorporated under Italian law. AEM S.p.A. and its subsidiaries ("the Group") operate essentially in Italy.

The Group is principally involved in the production, sale and distribution of electricity, in the sale and distribution of gas, as well as in the design and laying of fibre optic networks.

The Group's registered office is in Corso di Porta Vittoria 4, Milan, Italy.

The consolidated financial statements of the AEM Group are expressed in euros, which is also the currency of the economies in which the Group operates.

This IFRS transition document was authorised by the Board of Directors of AEM S.p.A. at the meeting held on September 29, 2005.

Scope of consolidation

The consolidated half-yearly report of the AEM Group at June 30, 2005 includes the financial statements of the parent company AEM S.p.A. and those of the Italian and foreign subsidiaries in which AEM S.p.A. holds, directly or indirectly, a majority of the voting rights that can be cast at Ordinary Shareholders' Meetings.
As regards joint ventures, AEM S.p.A. consolidates Edipower S.p.A. on a proportional basis (20%) in light of the contracts and agreements that exist among the current shareholders. This consolidation percentage includes the call options (4%) which are considered "as though exercised" at January 1, 2004, which means that they are not subject to valuation in accordance with IAS 32 and 39.

Consolidation policies and procedures

Consolidation policies

Subsidiaries

The scope of consolidation of the AEM Group includes the parent company, AEM S.p.A., as well as the companies over which it exercises direct or indirect control. The subsidiaries are consolidated from the date on which the Group effectively acquires control and are no longer consolidated from the date on which control is transferred to a company outside of the Group.

Associates

Investments in associates, in other words those in which the AEM Group holds a significant interest and is able to exercise a considerable influence, are valued under the equity method. Gains or losses pertaining to the Group are recognised in the consolidated financial statements from the date on which the Group began to have a significant influence over the company. The investment is deconsolidated if this significant influence comes to at end.

In the event that the loss pertaining to the Group exceeds the book value of the investment, the book value is cancelled and any excess loss is provided for to the extent that the Group has legal or implicit obligations towards the associate to cover its losses or, in any case, to make payments on its behalf.

Joint ventures

Joint venture, i.e. investments in companies in which the AEM Group holds joint control together with third parties, are consolidated on a proportional basis. The consolidated financial statements therefore includes, line by line, all of such companies' assets, liabilities, revenues and costs in proportion to the AEM Group's shareholding.

Consolidation procedures

The financial statements of the subsidiaries, associates and joint ventures consolidated by the AEM Group have been prepared at each period-end using the same accounting principles as the parent company. Any items valued on alternative bases are adjusted during the consolidation process to bring them into line with Group accounting principles.

All intercompany balances and transactions, including any unrealised profits deriving from transactions between Group companies, are eliminated completely. Unrealised gains and losses with associates and joint ventures are eliminated for the portion pertaining to the Group.

Unrealised losses are eliminated, unless they represent a permanent impairment.
In preparing the consolidated financial statements, the assets, liabilities, costs and revenues of the companies being consolidated are included in their entirety on a line-by-line basis, showing the portion of shareholders' equity and net profit for the period pertaining to minority interests separately in the balance sheet and income statement.
The book value of the investment in each of the subsidiaries is eliminated against the corresponding share of each subsidiary's net equity, including any adjustments to fair value at the date of acquisition; any difference that arises from this process has to be treated as goodwill and accounted for as such, in accordance with IFRS 3.

Translation of foreign currency items

The functional and reporting currency used by the AEM Group is the euro. Transactions in currencies other than the euro are initially booked at the exchange rate ruling on the day of the transaction. Monetary assets and liabilities denominated in foreign currency are translated into euro at the exchange rate ruling on the balance sheet date.
Non-monetary items valued at historical cost in foreign currency are translated at the exchange rate ruling on the date when the transaction was first recorded. Non-monetary items shown at fair value are translated at the exchange rate ruling on the valuation date.
The financial statements of consolidated companies operating in countries that do not form part of the Euro-zone are translated into euro by applying the exchange rate ruling at the end of the accounting period to balance sheet items and the average exchange rates for the period to income statement items. Exchange differences are booked directly to equity and shown separately in a specific equity reserve. When a foreign affiliate is disposed of, the exchange differences accumulated in a specific equity reserve are transferred to the income statement.

Property, plant and equipment

Property, plant and equipment are booked at historical cost, including any additional charges directly attributable the asset and needed to bring it into service (e.g. transport, customs duty, location preparation expenses, installation and testing costs, notary and cadastral fees and any non-deductible VAT), increased by the present value of the estimated cost of restoring the location from an environmental point of view or dismantling the plant, if this is significant and obligatory under current regulations. If important components of property, plant and equipment have different useful lives, they are accounted for separately according to the "component approach", giving each of them its own useful life for the purpose of calculating depreciation. All plots of land, whether occupied by residential or industrial buildings or devoid of construction, are not depreciated as they have an unlimited useful life, except for land used in production activities that is subject to deterioration over time (e.g. landfills, quarries).

Property, plant and equipment are shown net of accumulated depreciation and any writedowns. Depreciated is calculated from the year in which the individual asset enters service and is charged on a straight-line basis over the estimated useful life of the asset for the business. The useful life of each asset is reviewed annually and any

changes, if needed, are made with a view to showing the correct value of the asset.

The main depreciation rates used, which are based on technical and economic considerations, are as follows:

Depreciation rates

• buildings	1.0% - 12.5%
• production plant	1.0% - 33.3%
• transport lines	1.4% - 100.0%
• transformation stations	1.8% - 33.3%
• distribution networks	1.4% - 33.3%
• miscellaneous equipment	3.3% - 100.0%
• mobile phones	100.0%
• furniture and fittings	10.0% - 12.5%
• electric and electronic office machines	10.0% - 33.3%
• vehicles	10.0% - 25.0%
• leasehold improvements	12.5% - 33.3%

Items of property, plant and equipment are subjected to impairment testing if there are specific signs that they have suffered a loss of value. Impairment testing consists of comparing the recoverable amount of the asset with its net book value. The recoverable amount of an asset is the higher of the net selling price and its value in use.

To establish the value in use, the expected future cash flows are discounted at a pre-tax discounting rate that reflects a current market estimate of the cost of money related to the period of time and the specific risks of the activity in question. For an asset that does not generate completely independent cash flows, the realisable value is determined on the basis of the cash generating unit (C.G.U.) to which the asset belongs. Impairment losses are booked to the income statement under amortisation, depreciation and writedowns. Impairment losses are written back if the reasons for them no longer exist.

When an asset is sold or future economic benefits are no longer expected from using the asset, it is eliminated from the balance sheet and any gain or loss (i.e. the difference between the disposal value and the carrying value) is booked to the income statement in the year of the elimination.

Intangible assets

Intangible assets are booked at cost, in the same way as property, plant and equipment.

Intangible assets with a definite useful life are shown net of accumulated amortisation and any permanent losses of value which are established in the same way as for property, plant and equipment.
Intangible assets are subjected to impairment testing if there are specific signs that they have suffered a loss of value. Impairment testing consists of comparing the recoverable amount of the asset with its net book value.

Intangible assets with an indefinite useful life and those that are not yet available for use are subjected to impairment testing on an annual basis, whether or not there are specific signs that they have suffered a loss of value.

Gains or losses on disposal of an intangible asset are calculated as the difference between the disposal value and the carrying value of the asset and are booked to the income statement at the time of the disposal.

Goodwill

The goodwill deriving from the acquisition of subsidiaries, associates or joint ventures is initially booked at cost and represents the higher amount that the purchaser was prepared to pay compared with its share of the company's net fair value based on identifiable amounts of current and potential assets and liabilities. After initial recording, goodwill is no longer subject to amortisation; instead, it is subjected to annual impairment testing to see if it has lost value. If impairment testing indicates that the book value of goodwill is in excess of its real value, it gets written down with a charge to the income statement. Goodwill relating to associates is included in their carrying value.
In particular, the AEM Group thought it best to reconsider the business combination which involved the acquisition of 33% of the investment in Metroweb S.p.A. and the simultaneous sale of the investment in Fastweb S.p.A. in June 2003.
In this connection, it is worth mentioning that IFRS 3 does not regulate acquisitions of minority interests by a parent company. Moreover, the deal is considered a "non-monetary transaction" as AEM S.p.A. bought the stake in Metroweb S.p.A. previously held by e.Biscom S.p.A. (now called Fastweb S.p.A.) and sold its investment in the "previous" Fastweb S.p.A. to e.Biscom S.p.A. for a net value in AEM's favour, which was paid for in e.Biscom S.p.A. convertible bonds. Transactions of this kind are treated by International Accounting Standards in the recently published draft of IFRS 3, which confirms the plan to converge with US GAAP on this matter. "Non-monetary transactions" between related parties are treated by US GAAP as "equity transactions". Any goodwill arising from such transactions following the purchase of an investment is cancelled by the contra-entry of the capi-

tal gain generated on the sale of the other investment forming part of the same deal.
At the date of acquisition, any goodwill that arises is allocated to each of the cash generating units that are expected to benefit from the synergies deriving from the acquisition. Any loss of value is identified by means of valuations based on the ability of each unit to generate cash flows to recoup the part of the goodwill that was allocated to it, using the same methods as were explained in the section on property, plant and equipment. If the value that can be recouped by a cash generating unit is less than the amount of goodwill allocated to it, the loss in value is recorded. This loss in value is not written back even if the reasons for it no longer exist.

Long-term construction contracts in progress

Long-term construction contracts currently in progress are valued on the basis of the contractual fees that have accrued with reasonable certainty, according to the stage of completion (or "cost to cost") method, so as to allocate the revenues and net result of the contract to the individual periods to which they belong, in proportion to the progress being made on the project. Any difference, positive or negative, between the value of the contracts and the advances received is booked respectively to the asset or liability side of the balance sheet.
In addition to the contractual fees, contract revenues include any variants, price revisions and incentive awards to the extent that probably represent actual revenues that can determined with a reasonable degree of reliability. Ascertained losses are recognised independently of the stage of completion of the contracts.

Inventories

Inventories of materials and fuel are valued at the lower of weighted average cost and market value at the period-end. Weighted average cost is determined for the period of reference and for each inventory code. Weighted average cost includes any additional costs (such as sea freight, customers charges, insurance, lay or demurrage days in the purchase of fuel) relating to purchases during the period. Inventories are constantly monitored and, whenever necessary, technologically obsolete stocks are written down with a charge to the income statement.

Financial instruments

lThe AEM Group has adopted IAS 32 and 39 from January 1, 2005.

Financial instruments include investments that are available for sale and other non-current financial assets such as securities that are expected to be held to maturity, non-current receivables and loans, trade and other receivables originated by the company and other current financial assets such as cash and cash equivalents.
Assets held for trading also form part of financial instruments.
Cash and cash equivalents include bank deposits, readily negotiable securities used as temporary investments of surplus cash and financial receivables due within three months.
Financial instruments also include financial payables, trade and other payables, as well as derivatives (receivable and payable).
Their initial valuation includes issue costs or the transaction costs directly attributable to the purchase.
Purchases and sales of financial assets and liabilities are accounted for as of the transaction date.

The fair value is calculated according to the following hierarchical scale:

1. *Market value*

   The reference market has to be unrestricted and active, with prices made available to the public on a regular and continuous basis. If there is more than one market that can provide a price for the object to be valued, the most convenient one is chosen.
2. *Using the prices of similar assets and liabilities*

   If a market price is not available, the prices of similar assets and liabilities are used.
3. *Methods of valuation*

   In the absence of reliable prices, the fair value is determined by means of generally accepted valuation models and techniques that can make a reasonable estimate of the market value, such as discounted cash flow (DCF) and option pricing.
4. *At cost*

   In the event that none of the above approaches are applicable, the only point of reference that remains is cost.

Subsequent valuation depends on the class to which the instrument belongs.

- Cash and cash equivalents, which are short-term financial commitments convertible into cash which are well-known and subject to immaterial risk of value fluctuations in a period not exceeding 90 days, including ready cash, and are shown at their face value; for the purposes of the consolidated cash flow statement, cash is shown net of bank overdrafts at the balance sheet date.
- Assets held for trading are shown at fair value, booking any changes in value to the income statement.
- Assets available for sale, including investments, are shown at fair value. Any

gains or losses that arise are booked directly to an equity reserve and then charged to income when the assets disposal of. In particular, when the fair value of investments cannot be reasonably determined, they are valued according to the other methodologies envisaged by IFRS or at cost, adjusted for any permanent losses in value, the effect of which is charged to the income statement. The risk deriving from any losses in excess of the book value of the investment is booked to a special provision to the extent to which the investor has undertaken to meet the legal or implicit obligations vis-à-vis the investee enterprise or, in any case, to cover its losses.

- Current financial assets that the Company intends to hold until maturity are valued at amortised cost, using the original effective interest rate and discounting the cash flows back to the balance sheet date at the same rate.
- Other financial liabilities are valued at amortised cost, while the costs incurred to obtain loans and any issue premiums or discounts are used to adjust the nominal value of the loan. Financial costs are calculated according to the effective interest rate method. The fair value option foreseen in the "*Amendments to IAS 39 Financial Instruments: Recognition and Measurement*" published by the IASB in June 2005 has been applied from January 1, 2005 solely to the bond loan issued by AEM S.p.A. in October 2003: management is of the opinion that this amendment will be approved before the end of the year and therefore applicable from January 1, 2005.
- Assets and liabilities that are being hedged by derivatives are shown at fair value if it is the price risk that is being hedged (i.e. fair value hedges), at amortised cost or at fair value if it is the future cash flows that are being hedged (i.e. cash flow hedges).
- The AEM Group holds derivatives to hedge its exposure to the risk of changes in the price of commodities, exchange rates and interest rates. In line with Group policy, no derivatives are taken out purely for speculative purposes. In the event that such transactions, even if stipulated to hedge risks, do not satisfy the effectiveness test for derivatives foreseen by IAS 39, they are shown at fair value, booking at gain or loss to the income statement. In accordance with IAS 39, hedging derivatives can only be treated according to the methods laid down for hedge accounting when: a) there is a formal designation and documentation for the hedging relationship at the start of the hedge; b) the hedge is expected to be highly effective; c) the effectiveness can be reliably measured; and d) the hedge is highly effective during various accounting periods for which it was designated. The hedging derivatives that hedge the risk of fluctuations in the fair value of the instruments being hedged (fair value hedges, e.g. hedging changes in the fair value of fixed-interest assets/liabilities), are booked at fair

value with the effects being reflected in the income statement; in the same way, the instruments being hedged are adjusted to reflect changes in the fair value associated with the risk being hedged. When the derivatives hedge the risk of changes in the cash flows generated by the instruments being hedged (cash flow hedges, e.g. hedging the variability of the cash flows generated by floating-rate assets/liabilities because of fluctuations in interest rates), any variations in the fair value are initially booked to equity and subsequently charged to the income statement in line with the economic effects produced by the hedged transaction. If a hedging instrument is closed, but the transaction being hedged has not yet taken place, the accumulated gains and losses remain in the equity reserve and are only transferred to income when the transaction is finalised. If the transaction being hedged is no longer considered probable, the gains and losses still to be realised and booked to the equity reserve are transferred immediately to income.
Changes in the fair value of derivatives that do not satisfy the conditions to qualify as hedges are booked to the income statement.

- Receivables and payables originated by the Company are valued at amortised cost and the valuation takes account of the collectibility of the receivables. In particular, trade receivables that fall due within the normal trading terms do not get discounted and are booked at cost (i.e. their face value), net of any impairment losses that are charged to income. The collectibility of receivables and the need for any writedowns are reassessed on a quarterly basis. Trade payables that fall due within the normal trading terms do not get discounted and are booked at cost (i.e. their face value).

Trade payables

Trade payables that fall due within the normal trading terms do not get discounted and are booked at cost (i.e. their face value).

Financial liabilities

The AEM Group has adopted IAS 32 and 39 from January 1, 2005. From that date, financial liabilities, with the exception of derivatives, are initially booked at cost, which corresponds to the fair value of the liabilities net of transaction costs directly attributable to issuance of the liability in question.
After initial recognition, financial liabilities are valued at amortised cost using the original effective interest rate method. The valuation of financial liabilities protected by fair value hedges is adjusted to reflect any changes in fair value asso-

ciated with the risk being hedged.

Discontinued operations and assets held for sale

Discontinued operations and assets held for sale include assets (or groups of assets being disposed of) whose book value will be recovered principally by being sold off rather than being continuously used. Assets held for sale are valued at the lower of net book value and fair value, net of selling costs.
In accordance with IFRS, the figures for discontinued operations are shown as follows:

- in two specific balance sheet items: assets held for sale and liabilities related to assets held for sale;
- in one specific income statement item: net profit (loss) on discontinued operations and assets held for sale.

Employee benefits

Guaranteed employee benefits paid on or after termination of employment through defined-benefit plans (energy discount, health care or other benefits) or long-term benefits (fidelity bonus) are recognised in the period when the right accrues. The liability relating to defined-benefit plans, net of any assets that exist to service the plan, is determined on the basis of actuarial assumptions and booked on an accrual basis in line with the work needed to be done to obtain the benefits; the liability is valued by independent actuaries.
Gains and losses arising from the actuarial calculation are charged to the income statement as a cost or as income; the Group does not apply the so-called "corridor method".

Provisions for risks and charges

The provisions for risks and charges concern costs of a particular nature that definitely or probably exist, but which at the balance sheet date are uncertain in terms of amount or timing. Such provisions are recognised when there is a current liability (legal or implicit), deriving from a past event, if it is likely that resources will have to be spent to satisfy the liability and it is possible to make a reasonable estimate of the amount of the liability.
Provisions are booked for an amount that represents the best estimate of the amount that the Company would have to pay to extinguish the liability, or to transfer it to third parties, as of the balance sheet date. If the effect of discounting is significant,

the provisions are calculated by discounting expected future cash flows at a pre-tax discounting rate that reflects a current market valuation of the cost of money over time. If discounting is applied, the increase in the provision due to the passing of time is booked as a financial expense. If the liability relates to property, plant and equipment (e.g. dismantling and restoring industrial sites), the provision is booked as a contra-entry to the asset to which it refers; the expense is then charged to the income statement through the process of depreciating the asset in question.

Treasury shares

Treasury shares are booked as a reduction of equity. The par value of the treasury shares is booked as a reduction of the issued share capital, while the excess purchase/sale value compared with the par value is deducted from other reserves.

Grants

Grants, both from public entities and from external private entities, are booked at fair value when there is reasonable certainty that they will be received and that the Company will be able to comply with the terms and conditions for obtaining them.
Grants received to help cover specific expenses are booked to other liabilities and credited to the income statement on a systematic basis over the accounting periods needed to match the related costs.
Contributions received to help cover the cost of specific items of property, plant and equipment are booked either as a direct reduction of the assets concerned, or to other liabilities and credited over the period of depreciation of the assets to which they refer.
Operating grants (given to provide the company with immediate financial aid or as compensation for costs or losses incurred in a previous accounting period) are charged in their entirety to the income statement as soon as the conditions for booking the grants are satisfied.

Revenues

Revenues are recognised to the extent that it is possible to establish their fair value on a reliable basis and it is probable that the related economic benefits will be enjoyed. Depending on the type of transaction, revenues are recognised on the basis of the following specific criteria:

- revenues from the sale of goods are recognised when the principal risks and benefits of owning the goods have been transferred to the buyer;

- revenues from the provision of services are recognised according to the stage of completion based on the same criteria as for contract work in progress. If it is impossible to establish the value of revenues on a reliable basis, they are recognised up to the amount of the costs incurred, providing they are expected to be recovered.

In particular, revenues for the sale and transport of electricity and gas are recognised at the time that the energy is supplied or the service rendered, even if they are still to be invoiced, and determined by integrating those based on pre-established meter-reading calendars with suitable estimates. These revenues are based, when applicable, on the tariffs and related tariff restrictions foreseen by current law and by the Italian Authority for Electricity and Gas and equivalent organisation abroad in force during the period of reference.

Interest

Interest income and expense are booked on an accruals basis according to the interest accruing on the net value of the related financial assets and liabilities at the effective interest rate.

Dividends

Dividend income is recognised when it is established that the shareholders have a right to receive payment.

Financial charges

Financial charges are recognised in the period in which they are incurred.

Income taxes

Current income taxes for the period are based on an estimate of taxable income and in compliance with current tax regulations; account is also taken of the fact that the Company now files for tax on a Group basis.

Deferred tax assets and liabilities are calculated on the temporary differences between the balance sheet figures shown in the consolidated financial statements and the corresponding figures for tax purposes. Deferred tax assets have also been recognised on the carry-forward tax losses of the companies that do not file on a Group basis. Deferred tax assets are only booked when it is likely that they will be recovered; in other words, when it is expected that sufficient taxable profits will be earned to absorb the asset.
The recoverability of deferred tax assets is reviewed at each period-end.

Use of estimates

When preparing the consolidated financial statements and notes according to IFRS, the Company makes estimates and hypotheses that have an effect on the assets and liabilities shown in the accounts and on the information regarding contingent assets and liabilities at the balance sheet date. The actual results could differ from these estimates. Estimates are used to calculate provisions for bad and doubtful receivables, obsolete and slow-moving goods, depreciation and amortisation, asset writedowns, employee benefits, taxes, restructuring and other provisions. These estimates and hypotheses are reviewed periodically and all changes are reflected immediately in the income statement.

Consolidated Balance Sheet according to IAS/IFRS at january 1, 2004

Consolidated balance sheet - Assets

	Italian GAAP 12.31.2003	IAS Adjustments 01.01.2004	Edipower + eliminations	FTA IAS/IFRS 01.01.2004
NON-CURRENT ASSETS				
Intangible assets	42,043,799	(13,100,906)	186,433	29,129,326
Property, plant and equipment	2,147,480,497	(12,058,034)	873,488,925	3,008,911,388
Goodwill	149,291,186	(25,050,869)	2,153,561	126,393,878
Investments valued according to the equity method	16,187,381	382,335		16,569,716
Other investments	450,483,595	318,124,849	(398,497,380)	370,111,064
Investments in subsidiaries	15,000	(15,000)		
Other non-current financial assets	243,381,630	(238,124,849)		5,256,781
Deferred tax assets	41,765,924	25,016,750	17,185,684	83,968,358
Trade and other non-current receivables	663,921	(107,946)	2,738,014	3,293,989
TOTAL NON-CURRENT ASSETS	**3,091,312,933**	**55,066,330**	**497,255,237**	**3,643,634,500**
CURRENT ASSETS				
Inventories	48,263,714		15,452,147	63,715,861
Current financial assets	1,583,064			1,583,064
Taxes receivable	14,685,207	1,302,812	5,214,236	21,202,255
Trade and other receivables	492,208,056	1,638,364	20,239,828	514,086,248
Cash and cash equivalents	381,467,023	7,746	25,079,336	406,554,105
Assets pertaining to future periods	16,748,903	804,195	5,647,052	23,200,150
TOTAL CURRENT ASSETS	**954,955,967**	**3,753,117**	**71,632,599**	**1,030,341,683**
TOTAL ASSETS	4,046,268,900	58,819,447	568,887,836	4,673,976,183

Consolidated balance sheet - Liabilities and equity

	Italian GAAP 12.31.2003	IAS Adjustments 01.01.2004	Edipower + eliminations	FTA IAS/IFRS 01.01.2004
SHAREHOLDERS' EQUITY				
Share capital	936,024,648			936,024,648
Legal reserve	67,513,369			67,513,369
Transition reserve		(67,226,309)		(67,226,309)
Other reserves	96,642,565			96,642,565
Retained earnings	263,257,866			263,257,866
Total equity pertaining to the Group	**1,363,438,448**	**(67,226,309)**		**1,296,212,139**
Minority interests	2,913,324			2,913,324
TOTAL SHAREHOLDERS' EQUITY	1,366,351,772	(67,226,309)		1,299,125,463
LIABILITIES AND EQUITY				
NON-CURRENT LIABILITIES				
Medium/long-term loans and derivatives	1,364,321,797		463,750,149	1,828,071,946
Deferred tax liabilities	44,205,490	9,743,653	16,521,475	70,470,618
Retirement benefit obligations	68,483,964	81,230,269	10,972,176	160,686,409
Provisions for charges and risks	90,336,943	(46,349,925)	6,083,796	50,070,814
Other non-current liabilities		84,782,141		84,782,141
Total non-current liabilities	**1,567,348,194**	**129,406,138**	**497,327,596**	**2,194,081,928**
CURRENT LIABILITIES				
Trade and other payables	562,320,531	(3,360,382)	70,517,690	629,477,839
Short-term loans	511,532,063			511,532,063
Other liabilities	38,716,340		1,042,550	39,758,890
Total current liabilities	**1,112,568,934**	**(3,360,382)**	**71,560,240**	**1,180,768,792**
TOTAL LIABILITIES	2,679,917,128	126,045,756	568,887,836	3,374,850,720
TOTAL LIABILITIES AND EQUITY	4,046,268,900	58,819,447	568,887,836	4,673,976,183

Consolidated Balance Sheet, Income Statement and Shareholders' Equity according to IAS/IFRS at december 31, 2004

Consolidated balance sheet - Assets

Note		Italian GAAP 12.31.2004	IAS Adjustments 01.01.2004	IAS Adjustments 12.31.2004	Edipower + eliminations	IAS/IFRS 12.31.2004
	NON-CURRENT ASSETS					
1)	Intangible assets	39,281,660	(13,100,906)	4,231,678	206,824	30,619,256
2)	Property, plant and equipment	2,202,222,731	(12,058,034)	(10,266,504)	875,853,462	3,055,751,655
3)	Goodwill	131,835,829	(25,050,869)	17,455,358	2,153,561	126,393,879
4 - a)	Investments valued according to the equity method	232,524,164	382,335	(218,350,601)		14,555,898
4 - b)	Other investments	449,806,035	80,000,000	242,988,559	(398,497,380)	374,297,214
4 - c)	Investments in subsidiaries	15,000	(15,000)			
5)	Other non-current financial assets	1,136,159				1,136,159
6)	Treasury shares	35,024,855		(35,024,855)		
7)	Deferred tax assets	61,143,380	25,016,750	2,716,762	27,339,647	116,216,539
8)	Trade and other non-current receivables	970,109	(107,946)	(161,471)	1,105,439	1,806,131
TOTAL NON-CURRENT ASSETS		**3,153,959,922**	**55,066,330**	**3,588,926**	**508,161,553**	**3,720,776,731**
	CURRENT ASSETS					
	Inventories	72,239,325			2,731,788	74,971,113
	Current financial assets	2,706				2,706
9 - a)	Taxes receivable	63,242,000	1,302,812	(3,936,536)	5,206,790	65,815,066
9 - b)	Trade and other receivables	627,805,000	1,638,364	4,536,534	(1,425,879)	632,554,019
10)	Cash and cash equivalents	212,317,428	7,746	(7,504)	7,974,539	220,292,209
11)	Assets pertaining to future periods	19,605,082	804,195	(804,194)	4,786,809	24,391,892
TOTAL CURRENT ASSETS		**995,211,541**	**3,753,117**	**(211,700)**	**19,274,047**	**1,018,027,005**
TOTAL ASSETS		4,149,171,463	58,819,447	3,377,226	527,435,600	4,738,803,736

Consolidated balance sheet - Liabilities and equity

Note		Italian GAAP 12.31.2004	IAS Adjustments 01.01.2004	IAS Adjustments 12.31.2004	Edipower + eliminations	IAS/IFRS 12.31.2004
	SHAREHOLDERS' EQUITY					
	Share capital	936,024,648				936,024,648
	Reserve for treasury shares	35,024,855		(35,024,855)		
	(Treasury shares)			(35,024,855)		(35,024,855)
	Legal reserve	77,465,297				77,465,297
	Transition reserve (*)		(67,226,309)	(8,019)		(67,234,328)
	Other reserves	161,611,898		35,024,858		196,636,756
	Retained earnings	64,209,630				64,209,630
	Net profit for the period	172,164,352		36,191,577	1,292,502	209,648,431
	Total equity pertaining to the Group	**1,446,500,680**	**(67,226,309)**	**1,158,706**	**1,292,502**	**1,381,725,579**
	Minority interests	3,710,253		(260,352)		3,449,901
	TOTAL SHAREHOLDERS' EQUITY	**1,450,210,933**	**(67,226,309)**	**898,354**	**1,292,502**	**1,385,175,480**
	LIABILITIES AND EQUITY					
	NON-CURRENT LIABILITIES					
	Medium/long-term loans and derivatives	1,283,328,363			447,827,048	1,731,155,411
12)	Deferred tax liabilities	106,231,985	9,743,653	701,339	29,902,362	146,579,339
13)	Provisions for severance indemnities and employee benefitsi	70,826,150	81,230,269	(1,519,854)	10,602,992	161,139,557
14)	Provisions for charges and risks	116,536,397	(46,349,925)	(1,307,347)	13,258,306	82,137,431
15)	Other non-current liabilities		84,782,141	4,604,734		89,386,875
	Total non-current liabilities	**1,576,922,895**	**129,406,138**	**2,478,872**	**501,590,708**	**2,210,398,613**
	CURRENT LIABILITIES					
16)	Trade and other payables	609,755,441	(3,360,382)		23,603,652	629,998,711
	Short-term loans	472,406,987				472,406,987
	Other liabilities	39,875,207			948,738	40,823,945
	Total current liabilities	**1,122,037,635**	**(3,360,382)**		**24,552,390**	**1,143,229,643**
	TOTAL LIABILITIES	**2,698,960,530**	**126,045,756**	**2,478,872**	**526,143,098**	**3,353,628,256**
	TOTAL LIABILITIES AND EQUITY	**4,149,171,463**	**58,819,447**	**3,377,226**	**527,435,600**	**4,738,803,736**

(*) See the notes on the reconciliation of shareholders' equity.

Balance sheet

Note		Italian GAAP 12.31.2004	IAS Adjustments	Edipower	Eliminations	IAS/IFRS 12.31.2004
	REVENUES					
17)	REVENUES FROM SALES					
	AND SERVICESI	1,765,723,147	(10,301,428)	17,743,705	(24,830,688)	1,748,334,736
18)	OTHER OPERATING INCOME	51,495,657	43,287,810	179,741,361	(138,431,629)	136,093,199
	TOTAL REVENUES	**1,817,218,804**	**32,986,382**	**197,485,066**	**(163,262,317)**	**1,884,427,935**
	OPERATING COSTS					
	RAW MATERIALS AND CONSUMABLES USED	831,563,599		15,678,457	(14,297,995)	832,944,062
19)	SERVICES USED	240,241,033	(10,251,866)	15,025,542		245,014,709
	CHANGES IN INVENTORIES OF FINISHED					
	GOODS AND WORK IN PROGRESS	918,345				918,345
20)	OTHER OPERATING COSTS	189,381,360	(2,110,969)	57,428,460	(148,964,322)	95,734,529
	TOTAL OPERATING COSTS	**1,262,104,337**	**(12,362,835)**	**88,132,459**	**(163,262,317)**	**1,174,611,645**
21)	LABOUR COSTS	123,236,933	11,513,483	18,885,147		153,635,563
	GROSS PROFIT FROM OPERATIONS	431,877,534	33,835,734	90,467,460		556,180,727
22)	DEPRECIATION AND AMORTISATION,					
	PROVISIONS AND WRITEDOWNS	164,121,143	(23,228,495)	61,307,402		202,200,050
	PROFIT FROM OPERATIONS	267,756,391	57,064,229	29,160,058		353,980,677
23)	FINANCIAL COSTS	(35,439,641)	(3,920,602)	(23,025,613)		(62,385,856)
24)	SHARE OF RESULTS OF ASSOCIATES					
	DERIVING FROM VALUATION ACCORDING					
	TO THE EQUITY METHOD	(24,139,215)	24,067,968			(71,247)
25)	GAINS (LOSSES) ON DISPOSAL					
	OF PROPERTY, PLANT AND EQUIPMENT		7,773,649			7,773,649
26)	EXTRAORDINARY ITEMS	45,587,320	(45,587,320)			
	PROFIT BEFORE TAX	253,764,855	39,397,924	6,134,445		299,297,223
27)	INCOME TAX EXPENSEI	80,803,573	3,466,699	4,841,943		89,112,215
	PROFIT (LOSS) OF ONGOING OPERATIONS					
	NET OF TAX	172,961,282	35,931,225	1,292,502		210,185,008
	PROFIT (LOSS) OF DISCONTINUED OPERATIONS					
	OPERATIONS					
	NET PROFIT (LOSS)	172,961,282	35,931,225	1,292,502		210,185,008
28)	MINORITY INTERESTS	(796,930)	260,353			(536,577)
	NET PROFIT					
	(LOSS) PERTAINING TO THE GROUP	172,164,352	36,191,578	1,292,502	-	209,648,431

Notes on the principal IAS/IFRS adjustments and reclassifications made to the figures in the consolidated balance sheet at January 1, 2004 and at December 31, 2004 of the AEM Group

The following notes comment briefly on the main adjustments made to the individual line items in the balance sheets at the beginning and end of 2004.

Balance sheet items – Assets

NON-CURRENT ASSETS

1) Intangible assets

Adjustments were made for a total of -13,101 thousand euro at January 1, 2004 and +4,232 thousand euro at December 31, 2004.

The adoption of international accounting standards does not permit the capitalisation of certain kinds of intangible assets. The amounts previously booked to start-up and expansion costs, research costs and certain pre-operating costs (-9,423 thousand euro at January 1, 2004) and the related amortisation (+4,232 thousand euro at December 31, 2004) were therefore eliminated. Certain reclassifications were also made: at January 1, 2004 leasehold improvements of –2,874 thousand euro were reclassified to property, plant and equipment and 804 thousand euro to assets pertaining to future periods.

2) Property, plant and equipment and accumulated depreciation

The overall impact of first-time adoption (FTA) of international accounting standards (IAS/IFRS) amounted to –12,058 thousand euro at January 1, 2004 and -10,267 thousand euro at December 31, 2004.

The adjustments concerned the reversal of accumulated depreciation on land, (+4,106 thousand euro at January 1, 2004) as land now has to be separated from buildings and other installations and no longer depreciated; the reversal of the customers' contributions towards new installations, reducing the value of the installations in question (-15,268 thousand euro at January 1, 2004 and -6,310 thousand euro at December 31, 2004); and the reclassification of leasehold improvements from intangible assets to property, plant and equipment (+2,874 thousand euro at January 1, 2004). The opportunity was also taken at January 1, 2004 to anticipate the adjustment required by IAS 17 to the value of a building (3,770 thousand euro) bought under a sale and lease-back contract and sold during 2004.
The changes at December 31, 2004 concerned the recalculation of depreciation on plant components with different useful lives (according to the so-called "component approach"), elimination of the depreciation on land with a net decrease of 1,656 thousand euro and reclassifications which lowered the value by 2,301 thousand euro.

3) Goodwill

Goodwill is no longer amortised, but is periodically subjected to a valuation process known as "impairment testing".
The AEM Group thought it best to reconsider the business combination which involved the acquisition of 33% of the investment in Metroweb S.p.A. and the simultaneous sale of the investment in Fastweb S.p.A. in June 2003.

In this connection, it is worth mentioning that IFRS 3 does not regulate acquisitions of minority interests by a parent company. Moreover, the deal is considered a "non-monetary transaction" as AEM S.p.A. bought the stake in Metroweb S.p.A. previously held by e.Biscom S.p.A. (now called Fastweb S.p.A.) and sold its investment in the "previous" Fastweb S.p.A. to e.Biscom S.p.A. for a net value in AEM's favour, which was paid for in e.Biscom S.p.A. convertible bonds. Transactions of this kind are treated by International Accounting Standards in the recently published draft of IFRS 3, which confirms the plan to converge with US GAAP on this matter. "Non-monetary transactions" between related parties are treated by US GAAP as "equity transactions". Any goodwill arising from such transactions following the purchase of an investment is cancelled by the contra-entry of the capital gain generated on the sale of the other investment forming part of the same deal.

The elimination of the goodwill on the investment in Metroweb S.p.A. led to an adjustment of -25,055 thousand euro at January 1, 2004 (adjusted by 4 thousand euro for the goodwill that arose on line-by-line consolidation of Delmi S.p.A. not consolidated under Italian GAAP because not yet operative) and a positive change at December 31, 2004 of +5,006 thousand euro following the elimination of the amortisation charge on goodwill booked during 2004.
Elimination of the amortisation on other items of goodwill led to a positive change of +12,449 thousand euro.

4-a) Investments valued at equity

At January 1, 2004 the adjustment amounted to +382 thousand euro and concerned the valuation at equity of the investments in the associates Società Servizi Valdisotto S.p.A. and Malpensa Energia S.r.l. for which the value of net equity was recalculated on the basis of the adjustments made when they first adopted IAS/IFRS.

At December 31, 2004 the adjustment amounted to –218,351 thousand euro and involved reclassifying the interest in Fastweb S.p.A. (formerly e.Biscom S.p.A.) to other investments for -217,987 thousand euro; this reflects the residual value of the

investment at December 31, 2004 net of the writedown booked in the consolidated financial statements in accordance with Italian GAAP. This reclassification derives from the application of IAS/IFRS which lay down that investments should be treated as associates when at least 20% of the share capital is held, whereas at December 31, 2004 AEM S.p.A. held 12.11% of Fastweb S.p.A.

Valuing the other associates at equity led to a reduction in the value of these investments of 364 thousand euro.

4-b) Other investments

The adjustment on FTA of IAS/IFRS, amounting to +80,000 thousand euro, involved booking the investment in Edipower S.p.A., as based on the contracts and agreements with the current shareholders of Edipower S.p.A., AEM S.p.A. brought forward to January 1, 2004, from an accounting point of view, its exercise of the options to buy the residual 4% from the shareholders, raising its investment to 20%.

AEM S.p.A. has consolidated Edipower S.p.A. on a proportional basis (20%) as the agreements with the other shareholders lead to the conclusion that this is a joint venture.

Given that the options were considered exercised at January 1, 2004, they did not have to be valued according to IAS 32 and 39. See note 4 to the reconciliation of shareholders' equity for further details on this operation.

At December 31, 2004 the change, +242,989 thousand euro, involved reclassification of the investment in Fastweb S.p.A. (formerly e.Biscom S.p.A.) out of investments in associates for 217,987 thousand euro, as well as 25,002 thousand euro for the elimination of the writedown made to it at December 31, 2004 under Italian GAAP.

4-c) Investments in subsidiaries

The reduction of 15 thousand euro concerned the line-by-line consolidation of the investment in Delmi S.p.A., not consolidated under Italian GAAP, eliminating the investment as a result.

6) Treasury shares

At December 31, 2004 35,025 thousand euro of treasury shares were reclassified as a reduction of shareholders' equity.

7) Deferred tax assets

The transition to IAS/IFRS led to a series of adjustments to the figures in the statuto-

ry financial statements to bring them into line with international accounting standards. The related deferred tax assets generated by these changes have been recognised, based on the difference between the values according to IAS/IFRS and those permitted for tax purposes.

The adjustments for deferred tax assets at January 1, 2004 amounted to +25,017 thousand euro with the contra-entry being booked to a special transition reserve included in shareholders' equity, whereas at December 31, 2004 the adjustments amounted to +2,717 thousand euro and were booked to the income statement under suitable tax headings.

8) Trade and other non-current receivables

The effects of proportional consolidation of Plurigas S.p.A. on FTA of IAS/IFRS led to a reclassification of 108 thousand euro.

The decrease at the end of the year amounts to 161 thousand euro and concerns other changes deriving from the introduction of IAS/IFRS.

CURRENT ASSETS

9-a) and 9-b) Taxes receivable, trade and other receivables

The adjustments of +1,302 thousand euro in taxes receivable and +1,638 thousand euro in trade and other receivables, of which 678 thousand euro deriving from the proportional consolidation of Plurigas S.p.A., were the result of bringing forward the effects of eliminating fiscal items in the financial statements ("defiscalisation"), which were reflected in the statutory financial statements at the end of the year. At December 31, 2004 the effect of defiscalisation was cancelled, whereas the other changes made during the year amounted to +600 thousand euro.

10) Cash and cash equivalents

The changes concern the consolidation of Delmi S.p.A., which was not consolidated under Italian GAAP.

11) Assets pertaining to future periods

During FTA, it was decided to anticipate the effects of the reclassification of certain costs classified as assets pertaining to future periods out of other intangible assets; this reclassification was made in the statutory financial statements at December 31, 2004. This reclassification was therefore neutralised at December 31, 2004.

Balance sheet items – Liabilities

NON-CURRENT LIABILITIES

12) Deferred tax liabilities

The transition to IAS/IFRS led to a series of adjustments to the figures in the statutory financial statements to bring them into line with international accounting standards.
The related deferred tax liabilities generated by these changes have been recognised, based on the difference between the values according to IAS/IFRS and those permitted for tax purposes.
The adjustments for deferred tax liabilities at January 1, 2004 amounted to 9,744 thousand euro with the contra-entry being booked to a special transition reserve included in shareholders' equity, whereas at December 31, 2004 the adjustments amounted to +701 thousand euro and were booked to the income statement under suitable tax headings.
The adjustments include the effects of the proportional consolidation of company Plurigas S.p.A., which at January 1, 2004 amounted to +224 thousand euro.

13) Provisions for severance indemnities and employee benefits

The overall change in the provision for severance indemnities and in the other provisions for employee benefits at January 1, 2004 amounted to 81,230 thousand euro, while the adjustments at December 31, 2004 amounted to -1,520 thousand euro.

On the basis of IAS 19, reclassifications were made at January 1, 2004 for 46,350 thousand euro relating to the Premungas pension fund and to the payments in lieu of notice fund previously classified under reserves for risks and charges in the financial statements prepared according to Italian GAAP.
International accounting standards classify post-employment and post-retirement benefits as employee benefits. Therefore, during the transition phase, IAS/IFRS require a financial/actuarial valuation of the liabilities expected to be incurred. For the AEM Group these liabilities include the discounts that employees receive on electricity and gas and the additional months' pay which relates to the fidelity bonus; these have been booked for the first time and have a negative impact on shareholders' equity. As regards severance indemnities, we have booked the amount calculated according to IAS 19, which led to an increase in equity pertaining to the Group of 8,249 thousand euro.
Booking the current value of the provision for employee benefits led to an adjust-

ment of the provision of 43,129 thousand euro on FTA of IAS/IFRS and one of -2,866 thousand euro at December 31, 2004.
The reclassifications made at December 31, 2004 included the booking to provisions for employee benefits of 907 thousand euro relating to movements on the Premungas pension fund and the provision for payments in lieu of notice, transferred from reserves for risks and charges as required by IAS 19.

The provision for severance indemnities calculated in accordance with international accounting standards led to an adjustment of +439 thousand euro at December 31, 2004.

14) Provisions for charges and risks
Reclassifications

On the basis of IAS 19 reclassifications were made to the provision for employee benefits at January 1, 2004 of 46,350 thousand euro, relating to the Premungas pension fund and to the provision for payments in lieu of notice previously classified under reserves for risks and charges in the financial statements prepared according to Italian GAAP. The reclassifications made to the employee benefit provisions at December 31, 2004 reflected the movements during the year on the Premungas pension fund and the provision for payments in lieu of notice for a total of 907 thousand euro.
The effects of proportional consolidation of Plurigas at December 31, 2004 led to a reduction in risk reserves of 400 thousand euro following the elimination of a risk reserve that did not meet the requirements of IAS/IFRS.

15) Other non-current liabilities
The main adjustment based on what is allowed by international accounting standards concerned bringing forward to January 1, 2004 the exercise of the options to buy 4% of Edipower S.p.A. from the financing shareholders, which involved booking a liability of 80,000 thousand euro. This figure was increased by 4,782 thousand euro for the portion of accrued financial charges, with the contra-entry being booked to a specific equity reserve.
The adjustment at December 31, 2004 for the interest that accrued during the year amounts to 4,605 thousand euro. See note 4 to the reconciliation of shareholders' equity for further details on this operation.

CURRENT LIABILITIES

16) Trade and other payables

At January 1, 2004, the change, 3,360 thousand euro, essentially regards the adjustment of the liability to a leasing company for a sale and lease-back contract to buy a building that was subsequently sold during 2004.

PROPORTIONAL CONSOLIDATION OF EDIPOWER S.P.A.

The effects of proportional consolidation of Edipower S.p.A. during FTA led to adjustments that increased equity at January 1, 2004 by 1,293 thousand euro.

At December 31, 2004 the changes in total assets amounted to 527,436 thousand euro, liabilities were adjusted by 526,143 euro and the change in shareholders' equity came to +1,293 thousand euro.

Adjustments to the AEM Group's 2004 consolidated income statement

17) Revenues from sales and services

The adjustments of -10,301 thousand euro relate principally to the elimination of the connection contributions received from customers for new installations. According to IAS/IFRS, these have to be deducted from the cost of the installations. The other adjustments relate to a different method of revenue recognition for the discount on electricity granted to current and retired employees who have the right to this benefit. This constitutes an integration of the tariff revenues, not recognised under Italian GAAP, for the energy sold at a discount during the period. Under IAS/IFRS, this cost has to be measured by means of an actuarial valuation of the benefit received by the employees, which during FTA was booked to a specific provision. The other negative change is attributable to the reclassification to "other operating income" of the residual amount of connection contributions classified under Italian GAAP as "revenues from sales and services".

18) Other operating income

As an integration of the reclassification of revenues from "revenues from sales and services", based on IAS/IFRS the revenues classified under Italian GAAP as

"extraordinary items" have to be transferred to "other operating income". The overall change comes to 43,288 thousand euro.

19) Services used

The adjustment of –10,252 thousand euro refers mainly to the reclassification of certain items regarding services rendered to employees and directors' fees which have been reclassified to labour cost in accordance with IAS/IFRS.

This adjustment includes reclassification of the employee benefits and of the directors' fees deriving from proportional consolidation of Plurigas S.p.A. for -76 thousand euro.

20) Other operating costs

The change of –2,111 thousand euro relates mainly to reclassification compared with the financial statements prepared according to Italian GAAP of losses on disposal of buildings, which have been disclosed separately on the face of the income statement as required by international accounting standards. This item also includes reclassification of the extraordinary items shown in the previous financial statements and the figures for Plurigas S.p.A., which has been consolidated proportionally.

21) Labour costs

Reclassifications and adjustments have been made for a total of +11,513 thousand euro for the costs relating to fringe benefits, luncheon vouchers, directors' fees and other costs in favour of employees, which according to IAS/IFRS form part of labour cost for the period; adjustments have also been made for the change in the treatment of severance indemnities and other employee benefits (long-service bonuses, tariff reductions) which have been calculated on an actuarial basis.

The adjustment includes reclassification of the employee benefits and of the directors' fees deriving from proportional consolidation of Plurigas S.p.A. for +76 thousand euro.

22) Depreciation and amortisation, provisions and writedowns

The overall change amounts to -23,228 thousand euro and refers mainly to the elimination of the amortisation charges on purchased goodwill and goodwill arising on consolidation, which on the basis of IAS/IFRS should not be amortised by subjected each year to impairment testing. The other adjustments are attributable to the elimination of amortisation charges on start-up and expansion costs and other intangible assets, which were cancelled on FTA of IAS/IFRS.

The amount of amortisation was also adjusted following the separation of certain plant and machinery components that have different useful lives (according to the so-called "component approach") on which amortisation has been recalculated.
The adjustments caused by the proportional consolidation of Plurigas S.p.A. for the elimination of certain intangible assets amount to -14 thousand euro, while the elimination of a risk reserve that did not respond to the requirements of IAS/IFRS led to an adjustment of –400 thousand euro.

23) Financial costs

The change is negative for 3,921 thousand euro and principally concerns the recognition of financial charges accruing at December 31, 2004 on the debt arising on early exercise of the options to buy a further 4% of Edipower S.p.A. from the other financing shareholders and booked during FTA of IAS/IFRS.

24) Gains or losses on the valuation of associates at equity

The adjustment for +24,068 thousand euro essentially concerns elimination of the writedown of the investment in Fastweb (+25,002 thousand euro) which according to IAS/IFRS cannot be considered an associate as the interest held at December 31, 2004 was lower than 20% of its share capital.
The other changes are connected with the valuation of the Group's other associates at equity.

25) Gains (losses) on disposal of property, plant and equipment

The change of 7,774 thousand euro involves reclassification of the gains and losses realised on the disposal of buildings from extraordinary items and other operating costs.

26) Extraordinary items

IAS/IFRS no longer foresee extraordinary income and expenses, so these items were reclassified for a total of -45,587 thousand euro.

27) Income tax expense

The transition to IAS/IFRS led to a series of adjustments to the figures in the statutory financial statements to bring them into line with international accounting standards. The related deferred tax assets and liabilities generated by these changes have been recognised, based on the differences between the values according to IAS/IFRS and those permitted for tax purposes.

The adjustments amounted to 3,467 thousand euro.

28) Minority interests

The change of 260 thousand euro is due to recalculation of the net profit of subsidiaries after the adjustments made to comply with IAS/IFRS.

PROPORTIONAL CONSOLIDATION OF EDIPOWER S.P.A.

Proportional consolidation of 20% Edipower S.p.A. led to an increase in Group net profit of 1,293 thousand euro.

Reconciliation of shareholders' equity

	Nota	Shareholders' equity 01.01.2004 Group and minority interests	Shareholders' equity 12.31.2004 Group and minority interests
SHAREHOLDERS' EQUITY ITALIAN GAAP		**1,366,351,772**	**1,450,210,932**
Property, plant and equipment and accumulated depreciation	1	(11,161,847)	(19,666,773)
Elimination of intangible assets	2	(9,397,428)	(5,165,750)
Goodwill	3	(25,050,869)	(7,595,511)
Due for call option for 4% of Edipower S.p.A.	4	(4,782,141)	(9,386,875)
Employee benefits	5	(34,890,069)	(32,053,143)
Value of associates according to equity method applying IAS	6	(186,657)	25,276,433
Change in minority interests' share of profit			
Treasury shares	7		(35,024,855)
Other adjustments	8	2,581,223	
Impact of consolidation of Edipower S.p.A.	9		1,292,502
Tax effect of adjustments	10	15,661,481	17,288,520
SHAREHOLDERS' EQUITY IAS/IFRS		**1,299,125,465**	**1,385,175,480**

Notes on the reconciliation of shareholders' equity following the adoption of IAS/IFRS at January 1, 2004 and December 31, 2004

Note 1) Property, plant and equipment and accumulated depreciation

International accounting standards require land to be shown separately under property, plant and equipment. Land should not then be depreciated. In the past, land got depreciated along with the buildings that stood on it; now the land has been separated and the accumulated depreciation on it eliminated.
The positive impact of this on shareholders' equity at January 1, 2004 amounts to 4,106 thousand euro.

According to international accounting standards, customers' contributions towards new installations have to be deducted from the cost of such installations. During first-time adoption (FTA), the value of the gas distribution network was reduced by the contributions received since the operational launch of the company that owns the network. Adoption of this standard has had a negative impact on shareholders' equity at January 1, 2004 of 15,268 thousand euro and of 6,310 thousand euro at December 31, 2004. The deferred tax liabilities on these adjustments have been recognised.

The other changes at December 31, 2004 concerned the recalculation of depreciation on plant components with different useful lives (according to the so-called "component approach") and elimination of the depreciation on land with a decrease in equity of 1,656 thousand euro, adjusted for higher disposals amounting to 539 thousand euro.

Note 2) Elimination of intangible assets

With the adoption of international accounting standards, the capitalisation of certain kinds of intangible assets is no longer permitted. The amounts previously booked to start-up and expansion costs, research costs and certain pre-operating costs were therefore eliminated. This adjustment led to a reduction in equity at January 1, 2004 of 9,397 thousand euro. The deferred tax liabilities on these adjustments have been recognised.
The impacts at December 31, 2004 were brought about by the elimination of the amortisation charges on start-up and expansion costs, research costs and pre-operating costs for a total of 4,232 thousand euro.

Note 3) Goodwill

Goodwill is no longer amortised, but is periodically subjected to a valuation process known as "impairment testing".

The AEM Group thought it best to reconsider the business combination which

involved the acquisition of 33% of the investment in Metroweb S.p.A. and the simultaneous sale of the investment in Fastweb S.p.A. in June 2003.

In this connection, it is worth mentioning that IFRS 3 does not regulate acquisitions of minority interests by a parent company.

Moreover, the deal is considered a "non-monetary transaction" as AEM S.p.A. bought the stake in Metroweb S.p.A. previously sold to Fastweb S.p.A. (formerly e.Biscom S.p.A.) in exchange for the latter's convertible bonds. Transactions of this kind are treated by International Accounting Standards in the recently published draft of IFRS 3, which confirms the plan to converge with US GAAP on this matter. "Non-monetary transactions" between related parties are treated by US GAAP as "equity transactions". So any goodwill arising from such transactions following the purchase of an investment is cancelled by the contra-entry of the capital gain generated on the sale of the other investment forming part of the same deal. The value of this goodwill amounts to 25,055 thousand euro. At January 1, 2004 goodwill of 4 thousand euro arising on line-by-line consolidation of the investment in Delmi S.p.A. was also recognised. The change compared with December 31, 2004 derives from the elimination of the amortisation charges on goodwill for 17,455 thousand euro.

Note 4) Due for call option for 4% of Edipower S.p.A.

In light of the contracts and agreements that exist among the current shareholders of Edipower S.p.A., the investment in Edipower S.p.A. has been accounted for as follows:

1) at January 1, 2004 the interest amounts to 20% as the put and call options stipulated with the financing shareholders of Edipower S.p.A. envisaged the purchase of the residual 4% at a later point in time; for this reason, AEM S.p.A. has booked a liability equal to the value of the financing shareholders' investment. The interest accumulated on the investment made by the Financing Shareholders up to January 1, 2004 will go to reduce the equity of the AEM Group;
2) at each successive reporting date, the interest accruing subsequently will be debited to the consolidated income statement of AEM S.p.A.;
3) AEM S.p.A. consolidates Edipower S.p.A. on a proportional basis (20%) as it is considered a joint venture. The financing shareholders do not have any capacity availability rights. Because of the tolling contract generally stipulated by the trading companies, consolidated in their own financial statements, the industrial partners therefore have joint control over the assets of Edipower S.p.A. in proportion to their energy availability quota (the AEM Group's availability quota is

20%). This availability quota is exactly the same as AEM's percentage holding once the options have been exercised;

4) the options are being considered as exercised at January 1, 2004, which means that they are not subject to valuation in accordance with IAS 32 and 39.

The impact at January 1, 2004 involved a decrease in shareholders' equity of 4,782 thousand euro, whereas at December 31, 2004 the impact came to 9,387 thousand euro for the booking of 4,605 thousand euro of interest accruing to 2004.
The deferred tax liabilities on these adjustments have been recognised.

Note 5) Employee benefits

International accounting standards classify post-employment and post-retirement benefits as employee benefits. Therefore, during the transition phase, IAS/IFRS require a financial/actuarial valuation of the liabilities expected to be incurred. For the AEM Group these liabilities include the discounts that employees receive on electricity and gas and the additional months' pay which relates to the fidelity bonus; these have been booked for the first time and have a negative impact on shareholders' equity of 43,139 thousand euro. As regards severance indemnities, we have booked the amount calculated according to IAS 19, which led to an increase in Group equity of 8,249 thousand euro.
The deferred tax liabilities on these adjustments have been recognised.
The adjustments at December 31, 2004 had a positive impact on shareholders' equity of 2,837 thousand euro.

Note 6) Value of the investments valued at equity

In compliance with international accounting standards, we have also valued the financial statements of associates according to IAS/IFRS. The impact on Group equity at January 1, 2004 is negative for 187 thousand euro. At December 31, 2004 the change was brought about essentially by revaluation of the investment in Fastweb S.p.A. (formerly e-Biscom S.p.A.) for 25,002 thousand euro, which according to the new international accounting standards can no longer be considered an associate and valued at equity, as AEM's interest is lower than the 20% of share capital that for IAS/IFRS is the minimum stake that has to be held for a company to be considered an associate. The increase of 462 thousand euro concerns the valuation at equity of the other associates.

Note 7) Treasury shares

At December 31, 2004, 35,025 thousand euro of treasury shares were reclassified as a reduction of shareholders' equity.

Note 8) Other adjustments

The other adjustments have a positive impact of 2,581 thousand euro as a result of defiscalisation of the financial statements on FTA at January 1, 2004, ahead of schedule, subsequently cancelled when defiscalisation was also applied to the consolidated financial statements at December 31, 2004 prepared according to Italian GAAP.

Note 9) Impact of proportional consolidation of Edipower S.p.A.

The proportional consolidation of Edipower S.p.A. led to a positive impact of 1,293 thousand euro at December 31, 2004.

Note 10) Tax effects of adopting IAS/IFRS

At January 1, 2004, the adjustments made as a result of adopting international accounting standards led to the recognition of deferred tax liabilities with the contra-entry being booked to the transition reserve as part of equity, whereas the changes at December 31, 2004 had an impact on equity through the change in net profit for 2004. These entries led to an increase in Group equity at January 1, 2004 of 15,661 thousand euro and at December 31, 2004 of 17,289 thousand euro.

Effects on the Net Financial Position

Effects on the net financial position at January 1, 2004

The following table shows the impacts of the transition to IFRS on the Group's net financial position.

(in thousands of euro)	
NET FINANCIAL POSITION AT DECEMBER 31, 2003	**(1,183,492)**
Increase in cash thanks to consolidation of Edipower	25,079
Increase in cash thanks to consolidation of Delmi S.p.A.	8
Increase in debt thanks to proportional consolidation of Edipower	(463,750)
Reclassification of bond loan issued by Fastweb S.p.A.	(238,125)
Reclassification of lease obligations	(65,930)
NET FINANCIAL POSITION AT JANUARY 1, 2004 (IAS/IFRS)	**(1,926,210)**

Financial receivables were reduced by 238,125 thousand euro following the reclassification of the bond loan issued by Fastweb S.p.A. from long-term securities to investments.
The proportional consolidation of Edipower S.p.A. led to a 438,671 thousand euro increase in debt.
The net financial position at January 1, 2004 also reflects the reclassification of amounts due to leasing companies.

Effects on the net financial position at December 31, 2004

The following table shows the impacts of the transition to IFRS on the Group's net financial position at December 31, 2004.

(in thousands of euro)	
NET FINANCIAL POSITION AT DECEMBER 31, 2004	**(1,501,621)**
Increase in cash thanks to consolidation of Edipower	7,975
Increase in debt thanks to proportional consolidation of Edipower	(1,447,827)
Reclassification of lease obligations	(40,658)
NET FINANCIAL POSITION AT DECEMBER 31, 2004 (IAS/IFRS)	**(1,982,131)**

The proportional consolidation of Edipower S.p.A. led to a 439,852 thousand euro increase in debt at December 31, 2004.
The net financial position at December 31, 2004 also reflects the reclassification of amounts due to leasing companies.

Consolidated Balance Sheet and Shareholders' Equity Accounting to IAS/IFRS at January 1, 2005

(Unauditing)

Consolidated balance sheet - Assets

Note		IAS/IFRS 12.31.2004	Adjustments IAS 01.01.2005	Edipower adjustments 01.01.2005	IAS/IFRS 01.01.2005
	NON-CURRENT ASSETS				
29)	Intangible assets	30,619,256	(2,027,325)		28,591,931
	Property, plant and equipment	3,055,751,655			3,055,751,655
	Goodwill	126,393,879			126,393,879
	Investments valued according to the equity method	14,555,898			14,555,898
30)	Other investments	374,297,214	133,908,947		508,206,161
	Other non-current financial assets	1,136,159			1,136,159
31)	Deferred tax assets	116,216,539	15,790,780		132,007,319
	Trade and other non-current receivables	1,806,131			1,806,131
	TOTAL NON-CURRENT ASSETS	**3,720,776,731**	**147,672,402**	**-**	**3,868,449,133**
	CURRENT ASSETS				
32)	Inventories	74,971,113	5,401,883		80,372,996
	Current financial assets	2,706			2,706
33)	Current derivatives		30,689,532		30,689,532
	Tax receivables	65,815,066			65,815,066
	Trade and other receivables	632,554,019			632,554,019
	Cash and cash equivalents	220,292,209			220,292,209
34)	Assets pertaining to future periods	24,391,892	(1,028,504)	(4,184,308)	19,179,080
TOTAL CURRENT ASSETS		**1,018,027,005**	**35,062,911**	**(4,184,308)**	**1,048,905,608**
TOTAL ASSETS		4,738,803,736	182,735,313	(4,184,308)	4,917,354,741

Consolidated balance sheet - Liabilities and equity

Note		IAS/IFRS 12.31.2004	Adjustments IAS 01.01.2005	Edipower adjustments 01.01.2005	IAS/IFRS 01.01.2005
	PSHAREHOLDERS' EQUITY				
	Share capital	936,024,648			936,024,648
	(Treasury shares)	(35,024,855)			(35,024,855)
	Legal reserve	77,465,297			77,465,297
	Transition reserve (*)	(67,234,328)	126,562,445	2,437,315	61,765,432
	Other reserves	196,636,756			196,636,756
	Retained earnings	64,209,630	209,648,431		273,858,061
	Net profit for the period	209,648,431	(209,648,431)		-
	Total equity pertaining to the Group	**1,381,725,579**	**126,562,445**	**2,437,315**	**1,510,725,339**
	Minority interests	3,449,901			3,449,901
	TOTAL SHAREHOLDERS' EQUITY	**1,385,175,480**	**126,562,445**	**2,437,315**	**1,514,175,240**
	LIABILITIES AND EQUITY				
	NON-CURRENT LIABILITIES				
35)	Medium/long-term loans and derivatives	1,731,155,411	31,772,574	(7,058,924)	1,755,869,061
36)	Deferred tax liabilities	146,579,339	10,954,458	1,200,469	158,734,266
	Severance indemnities and employee benefits	161,139,557			161,139,557
	Provisions for charges and risks	82,137,431			82,137,431
	Other non-current liabilities	89,386,875			89,386,875
	Total non-current liabilities	**2,210,398,613**	**42,727,032**	**(5,858,455)**	**2,247,267,190**
	CURRENT LIABILITIES				
37)	Trade and other payables	612,059,351	(243,613)		611,815,738
	Tax liabilities	17,939,360			17,939,360
38)	Short-term loans	472,406,987	(17,000)		472,389,987
39)	Current derivatives		12,448,671		12,448,671
40)	Liabilities pertaining to future periods	40,823,945	1,257,778	(763,168)	41,318,555
	Total current liabilities	**1,143,229,643**	**13,445,836**	**(763,168)**	**1,155,912,311**
	TOTAL LIABILITIES	**3,353,628,256**	**56,172,868**	**(6,621,623)**	**3,403,179,501**
	TOTAL LIABILITIES AND EQUITY	**4,738,803,736**	**182,735,313**	**(4,184,308)**	**4,917,354,741**

(*) See the notes on the reconciliation of shareholders' equity.

Notes on the main adjustments and reclassifications made to the consolidated balance sheet at December 31, 2004, prepared in accordance with IAS/IFRS, in connection with the adoption of IAS 32 and 39 from January 1, 2005

These notes explain the effects of applying IAS 32 and 39 in valuing financial instruments from January 1, 2005.

NON-CURRENT ASSETS

29) Intangible assets

Other property, plant and equipment
IAS 39 lays down that charges relating to loans and bond issues (fees, stamp duty, etc.) are to be deducted directly from their initial value for subsequent valuation at amortised cost. We therefore reclassified the residual value of such charges at December 31, 2004 (2,027 thousand euro) from other intangible assets, where they had previously been capitalised, as a direct reduction of the debt to which they refer.

30) Investments

Financial assets available for sale
With the adoption of IAS 39, the financial assets held by the Company are valued at their fair value. In this specific case, the valuation of investments in listed companies - Fastweb S.p.A. (formerly e.Biscom S.p.A.), ATEL S.A., and AEM Torino S.p.A., classified as "Available for sale" as considered strategic - led to them being revalued by a total of 133,909 thousand euro, crediting the transition reserve.

31) Deferred tax assets

Application of IAS 39 led to a series of adjustments to the figures in the financial statements. The related deferred tax assets generated by these changes have been recognised, for a total of 15,791 thousand euro, based on the difference between the values according to IAS/IFRS and those permitted for tax purposes.

CURRENT ASSETS

32) Inventories

Fuel

The proportional consolidation of Plurigas S.p.A. led to an increase in the value of fuel stocks of 5,402 thousand euro, following the adjustment of the variable component intrinsic to the stock value.

33) Current derivatives

The AEM Group has stipulated specific contracts to hedge the interest rate risk on the debt for the bond loan and on the debt owed to Cassa Depositi e Prestiti, as well as contracts to hedge price changes in the shares of Fastweb S.p.A.

International accounting standards lay down specific rules for the accounting treatment of such derivatives. In particular, as far as cash flow hedges are concerned, derivatives have to be booked at fair value under assets or liabilities in the balance sheet, with a contra-entry to a hedging reserve in net equity if they prove effective. If, on the other hand, they prove ineffective, they have to be written off to the income statement at fair value.

The overall adjustment for derivative valuations at January 1, 2005 came to 30,690 thousand euro. Of this adjustment, 148 thousand euro is attributable to the valuation of the derivatives (commodity derivatives and currency repurchase agreements) of Plurigas S.p.A., consolidated on a proportional basis.

34) Assets pertaining to future periods

IAs regards the application of IAS 39, the issue discount on the bond loan was reclassified as a reduction to the value of the loan for 1,029 thousand euro.

The consolidation of Edipower S.p.A. led to a decrease of 4,184 thousand euro.

NON-CURRENT LIABILITIES

35) Medium/long-term loans and derivatives

Bonds

The AEM Group decided to apply the Fair Value Option foreseen in the revised version of IAS 39 , currently being approved, from January 1, 2005. This reduced shareholders' equity by an amount equal to the difference between the amortised cost of the bond issue (497,633 thousand euro) and the fair value of the bond loan at January 1, 2005 (531,800 thousand euro).
The increase amounted to 31,800 thousand euro at January 1, 2005.

Due to banks

IAS 39 lays down that charges relating to loans and bond issues are to be deducted directly from their initial value. Application of the standard led to a reduction of 671 thousand euro.

The consolidation of Edipower S.p.A. led to a decrease of 7,059 thousand euro.

Derivatives

Valuation of the commodity hedges taken out by Plurigas S.p.A. resulted in an increase of 644 thousand euro.

36) Deferred tax liabilities

Application of IAS 32 and 39 from January 1, 2005 led to a series of adjustments to the figures in the financial statements. The related deferred tax liabilities generated by these changes have been recognised, for a total of 10,954 thousand euro, based on the difference between the values according to IAS/IFRS and those permitted for tax purposes.
The change deriving from the consolidation of Edipower S.p.A. amounted to 1,200 thousand euro.

CURRENT LIABILITIES

37) Trade and other payables

Trade payables

Proportional consolidation Plurigas S.p.A. led to a decrease of 243 thousand euro in connection with the valuation of dollar-denominated debt at the exchange rate ruling on 31 December 2004, rather than at the hedging exchange rate guaranteed by the forward purchase and sale of currency, the effect of which was already accounted for with the valuation of derivatives.

38) Short-term loans

Due to banks

The change, 17 thousand euro, relates to the charges on loans which have been deducted directly from the nominal value of the debt in accordance with IAS 39.

39) Current derivatives

Specific hedging contracts are stipulated to cover the risk of commodity price fluctuations.

International accounting standards lay down specific rules for the accounting treatment of such derivatives. In particular, as far as cash flow hedges are concerned, derivatives have to be booked at fair value under assets or liabilities in the balance sheet, with a contra-entry to a hedging reserve in net equity if they prove effective. If, on the other hand, they prove ineffective, they have to be written off to the income statement at fair value.

The valuation of commodity hedging liabilities resulted in an increase of 6,346 thousand euro. Valuation of the derivatives (commodity derivatives and currency repurchase agreements) of Plurigas S.p.A., consolidated on a proportional basis, led to an increase of 6,103 thousand euro.

40) Liabilities pertaining to future periods

Valuation of the derivative on the bond loan led to an adjustment to the income/charges booked on the swap at December 31, 2004 under Italian GAAP. The value of the adjustment is an increase of 1,258 thousand euro.

The proportional consolidation di Edipower S.p.A. led to a decrease of 763 thousand euro.

Reconciliation of shareholders' equity

	Nota	Impact on Shareholders' equity 01.01.2005 Group and minority interests
SHAREHOLDERS' EQUITY IAS/IFRS AT 12.31.2004		**1,385,175,480**
Financial instruments	**11**	133,908,947
Derivatives	**12**	22,938,972
Fair value option of bond loan	**13**	(34,167,178)
Impact of Plurigas and Edipower	**14**	1,525,249
Tax effect of adjustments	**15**	4,793,770
SHAREHOLDERS' EQUITY IAS/IFRS		**1,514,175,240**

Notes on the reconciliation of shareholders' equity following the adoption of IAS 32 and 39 from January 1, 2005

Note 11) Financial instruments

With the adoption of IAS 39 from January 1, 2005, the financial assets held by the Company are valued at their fair value. In this specific case, the valuation of investments in listed and unlisted companies classified as "Available for sale" and considered strategic by the AEM Group led to an increase in shareholders' equity of 133,909 thousand euro.

Note 12) Derivatives

Specific hedging contracts are stipulated to cover the risk of commodity price fluctuations. The AEM Group has also stipulated specific contracts to hedge the interest rate risk on the debt for the bond loan and on the debt owed to Cassa Depositi e Prestiti.

International accounting standards lay down specific rules for the accounting treatment of such derivatives. In particular, as far as cash flow hedges are concerned, derivatives have to be booked at fair value under assets or liabilities in the balance sheet, with a contra-entry to a hedging reserve in net equity if they prove effective. If, on the other hand, they turn out to be less than fully effective, they have to be written off to the income statement at fair value.

The benefit to Group equity of derivatives amounts to 22,939 thousand euro and refers principally to the hedging of the interest rate risk on the bond loan and on the loan from Cassa Depositi e Prestiti.

Note 13) Fair value option on the bond loan

The AEM Group has decided to apply from January 1, 2005 the fair value option envisaged in the "Amendments to IAS 39 Financial Instruments: Recognition and Measurement" published by the IASB in June 2005 and currently being approved.

The AEM Group currently has a contract hedging the interest rate risk on the bond loan which does not fully satisfy the effectiveness test, which means that we cannot apply the rules for hedge accounting; this is the methodology that makes it possible to book to the income statement the positive or negatives changes in the fair value of the element being hedged (AEM bond loan) and of the related hedge (derivative).

The Fair Value Option recently issued by the IASB, which involves valuing certain financial liabilities at fair value, aims to reduce the asymmetry that exists between the valuation of the liability being hedged at amortised cost and the valuation at fair value of the hedging derivative that does not satisfy the effectiveness test.

In the case of AEM S.p.A., the asymmetry gets eliminated by also valuing the bond loan liability at fair value and given that it is the most relevant item, the Fair Value Option is applied to it.

Adoption of the Fair Value Option leads to a reduction in shareholders' equity equal to the difference between the amortised cost of the bond issue (497,633 thousand euro) and the fair value of the bond loan at January 1, 2005 (531,800 thousand euro).

The effect on shareholders' equity at January 1, 2005 is a reduction of 34,167 thousand euro.

Note 14) Impact of Plurigas S.p.A. and Edipower S.p.A. adopting IAS 32 and 39

Adoption from January 1, 2005, in line with AEM Group policy, raised shareholders' equity by 1,525 thousand euro.

Note 15) Tax effects of adopting IAS 32 and 39

The adjustments made as a result of adopting IAS 32 and 39 from January 1, 2005 involved booking the related deferred tax assets and liabilities with a positive change of 4,794 thousand euro.

Independent auditors' report

Independent auditors' report

ERNST & YOUNG

Reconta Ernst & Young S.p.A.
Via della Chiusa, 2
20123 Milano

Tel. (+39) 02 722121
Fax (+39) 02 72212037
www.ey.com

INDEPENDENT AUDITOR'S REPORT
ON THE STATEMENTS OF RECONCILIATION
TO INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

(Translation from the original Italian text)

To the Board of Directors
of AEM S.p.A.

1. We have audited the accompanying statements of reconciliation to International Financial Reporting Standards ("IFRS") of the AEM S.p.A. Group, comprising the consolidated balance sheets as of January 1, 2004 and December 31, 2004 and the consolidated statement of income for the year ended December 31, 2004, the reconciliations of the consolidated shareholders' equity as of January 1, 2004 and December 31, 2004 and of the consolidated net income for the year ended December 31, 2004 and the related explanatory notes (hereinafter, the "IFRS Reconciliation Statements"), as presented in the Section "AEM S.p.A. Group's transition to International Reporting Standards (IFRS)" to the report for the six months period ended June 30, 2005. These IFRS reconciliation statements derived from the consolidated financial statements of the AEM S.p.A. Group as of December 31, 2004, prepared in accordance with the Italian regulations governing the criteria for their preparation, which we have previously audited and on which we issued our auditor's report dated April 11, 2005. The IFRS Reconciliation Statements have been prepared as part of the Group's conversion to International Financial Reporting Standards (IFRS) as adopted by the European Commission. These IFRS Reconciliation Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these IFRS Reconciliation Statements based on our audit.

2. We conducted our audit in accordance with generally accepted auditing standards in Italy. In accordance with such standards we planned and performed the audit to obtain the information necessary in order to determine whether the IFRS reconciliations are materially misstated. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the IFRS reconciliation statements, as well as assessing the appropriateness and correct application of the accounting principles and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

   The audit of the statements of reconciliation to IFRS of one affiliate, included in the IFRS reconciliation statements which respectively represent approximately 18% of consolidated assets and approximately 2% of consolidated revenues, are the responsibility of other auditors.

3. In our opinion, the IFRS reconciliation statements identified in paragraph 1 above, taken as a whole, have been prepared in all material respects in accordance with the criteria and principles set out in article 81-of CONSOB Regulation no. 11971/1999 as amended by Resolution no. 14990 of April 14, 2005.

ERNST & YOUNG ■ Reconta Ernst & Young S.p.A.

4. We draw your attention to the fact that, as described in the explanatory notes, since the IFRS Reconciliation Statements have been prepared as part of the Group's conversion to IFRS in connection with preparation of its first complete set of consolidated financial statements under IFRS as adopted by the European Commission, they do not include comparative information and necessary explanatory notes which would be required for a true and fair view of the financial position and results of operations of the AEM S.p.A. Group in conformity with IFRS. Moreover, as described in the explanatory notes, the data presented in the IFRS reconciliation statements may require adjustments, in compliance with any future IFRS standard revision issued by the European Commission or new guidelines issued by IASB and/or IFRIC interpretations.

Milan, October 4, 2005

Reconta Ernst & Young S. p.A.
Signed by: Pellegrino Libroia
(Partner)

AEM S.p.A.

Headquarters and registered office

Corso di Porta Vittoria, 4

20122 Milan - Italy

Share capital: Euro 936,024,648 (full paid-in)

Taxpayer ID, VAT Registration and Milan Business Register: No. 11957540153

General secretariat

Corso di Porta Vittoria, 4

20122 Milan - Italy

Phone 02 7720.3268

Investor relations

Corso di Porta Vittoria, 4

20122 Milan - Italy

Phone 02 7720.3879

www.aem.it

ir@aem.it

aem@aem.it

Graphic Design

Ap&b - Milan

Printing

Bowne International - Milan